Form 40-F
period 2002-12-31
ARC ENERGY TRUST
filed 2003-05-22
CIK 1029509

SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM 40-F

[_] Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

                                       or

[X] Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

         For Fiscal year ended:     DECEMBER 31, 2002

         Commission file number:    0-30514


                                ARC ENERGY TRUST
             (Exact name of Registrant as specified in its charter)


                                       N/A
         (Translation of Registrant's name into English (if applicable))


         ALBERTA                        1311                   NOT APPLICABLE
(Province or other             (Primary Standard Industrial   (I.R.S. Employer
jurisdiction of                 Classification Code Number,  Identification No.,
incorporation or organization)        if applicable)            if applicable)


                            2100, 440 2ND AVENUE S.W.
                                CALGARY, ALBERTA
                                 CANADA T2P 5E9
   (Address and telephone number of Registrant's principal executive offices)


                           CORPORATION SERVICE COMPANY
                        2711 CENTERVILLE ROAD, SUITE 400
                              WILMINGTON, DELAWARE
                                      19805
                                 (302) 636-5401
 (Name, Address (including zip code) and telephone number (including area code)
                   of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

         Title of each class:          Name of each Exchange on which registered

                N/A                                     N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act:

                              Title of each Class

                                   TRUST UNITS

Securities for which there is a reporting obligation pursuant to section 15(d) of the Act:

                                       N/A
                                (Title of Class)

For annual reports, indicate by check mark the information filed with this form:

[X]  Annual Information Form            [X]  Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

         123,305,329 TRUST UNITS

Indicate by check mark whether the registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such rule.

         Yes            [_]             No              [X]


Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports); and (2) has been subject to such filing requirements in the past 90 days.

         Yes            [X]             No              [_]

                          FORM 40-F - TABLE OF CONTENTS



1. Consolidated Financial Statements for the fiscal year ended December 31, 2002 (note 18 to the Consolidated Financial Statements relates to the United States Accounting Principles and Reporting (U.S. GAAP)).

2. Management's Discussion and Analysis and Results of Operations for the fiscal year ended December 31, 2002.

3.       Annual Information Form for the fiscal year ended December 31, 2002.

4.       Disclosure Controls and Procedures

5.       Exhibits

MANAGEMENT'S RESPONSIBILITY


         Management is responsible for the preparation of the accompanying consolidated financial statements and for the consistency therewith of all other financial and operating data presented in this annual report. The consolidated financial statements have been prepared in accordance with the accounting policies detailed in the notes thereto. In Management's opinion, the consolidated financial statements are in accordance with Canadian generally accepted accounting principles, have been prepared within acceptable limits of materiality, and have utilized supportable, reasonable estimates.

         Management maintains a system of internal controls to provide reasonable assurance that all assets are safeguarded, transactions are appropriately authorized and to facilitate the preparation of relevant, reliable and timely information.

         Deloitte & Touche LLP, independent auditors appointed by the Trustee, have examined the consolidated financial statements of the Trust. The Audit Committee, consisting of the independent directors of ARC Resources Ltd., has reviewed these consolidated financial statements with management and the auditors, and has recommended them to the Board of Directors for approval. The Board has approved the consolidated financial statements of the Trust.




SIGNED "JOHN P. DIELWART"                          SIGNED "STEVEN W. SINCLAIR"
-----------------------------                      -----------------------------
PRESIDENT AND CHIEF EXECUTIVE OFFICER              CHIEF FINANCIAL OFFICER

Calgary, Alberta
January 27, 2003

Deloitte & Touche LLP
3000, 700 Second Street SW
Calgary, AB  Canada  T2P 0S7

Telephone:    +1-403-267-1700
Facsimile:    +1-403-264-2871



INDEPENDENT AUDITORS' REPORT
To the Unitholders of
ARC ENERGY TRUST:

We have audited the consolidated balance sheets of ARC ENERGY TRUST as at December 31, 2002 and 2001 and the consolidated statements of income and accumulated earnings and of cash flows for the years then ended. These consolidated financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted accounting principles. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Trust as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

On January 27, 2003, we reported separately to the unitholders of ARC Energy Trust on the consolidated financial statements for the same period, prepared in accordance with Canadian generally accepted accounting principles but which did not include Note 18; Differences Between Canadian and United States Generally Accepted Accounting Principles.





Calgary, Alberta                                (signed) "DELOITTE & TOUCHE" LLP
January 27, 2003                                Chartered Accountants

CONSOLIDATED BALANCE SHEET
As at December 31


(CDN$ thousands)                                                  2002           2001
----------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------
ASSETS
Current assets
          Cash                                              $       835    $       646
          Accounts receivable                                    49,631         51,875
          Prepaid expenses                                        6,965          6,030
----------------------------------------------------------------------------------------
                                                                 57,431         58,551
Reclamation fund (Note 7)                                        12,924         10,147
Property, plant and equipment (Note 8)                        1,397,563      1,311,306
----------------------------------------------------------------------------------------
Total assets                                                $ 1,467,918    $ 1,380,004
========================================================================================

LIABILITIES
Current liabilities
          Accounts payable and accrued liabilities          $    51,454    $    35,595
          Cash distributions payable                             16,044         16,594
          Payable to the Manager (Notes 5 and 16)                    --            557
----------------------------------------------------------------------------------------
                                                                 67,498         52,746
Long-term debt (Note 9)                                         337,728        294,489
Site reclamation and abandonment                                 36,421         28,837
Commodity and foreign currency contracts (Notes 6 and 10)         9,210         13,107
Retention Bonuses (Note 5)                                        4,000             --
Future income taxes (Note 15)                                   144,395        174,030
----------------------------------------------------------------------------------------
Total liabilities                                               599,252        563,209
----------------------------------------------------------------------------------------

UNITHOLDERS' EQUITY
Unitholders' capital (Note 11)                                1,172,199      1,029,538
Exchangeable shares (Note 12)                                    35,326         10,392
Accumulated earnings (Note 3)                                   350,088        282,195
Accumulated cash distributions (Note 4)                        (688,947)      (505,330)
----------------------------------------------------------------------------------------
Total unitholders' equity                                       868,666        816,795
----------------------------------------------------------------------------------------
Total liabilities and unitholders' equity                   $ 1,467,918    $ 1,380,004
========================================================================================

See accompanying notes to consolidated financial statements

Approval on behalf of the Board


(signed) Mac H. Van Wielingen                   (signed) John P. Dielwart
Director                                        Director

CONSOLIDATED STATEMENT OF INCOME AND ACCUMULATED EARNINGS
For the years ended December 31


(CDN$ thousands, except per unit amounts)                               2002         2001
----------------------------------------------------------------------------------------------
REVENUE
          Oil, natural gas, natural gas liquids and sulphur sales   $ 444,835    $ 515,596
          Royalties                                                   (85,155)    (112,209)
----------------------------------------------------------------------------------------------
                                                                      359,680      403,387
----------------------------------------------------------------------------------------------

EXPENSES
          Operating                                                    99,876       86,108
          General and administrative (Note 16)                         15,365       11,812
          Management fee (Note 16)                                      5,161        8,789
          Interest on long-term debt (Note 9)                          12,606       17,138
          Depletion, depreciation and amortization                    161,759      165,050
          Capital taxes                                                 1,370        1,794
          (Gain)/loss on foreign exchange (Note 3)                       (607)       3,297
          Internalization of management contract (Note 5)              25,892           --
----------------------------------------------------------------------------------------------
                                                                      321,422      293,988
----------------------------------------------------------------------------------------------
Income before future income tax recovery                               38,258      109,399
Future income tax recovery (Note 15)                                   29,635       28,803
----------------------------------------------------------------------------------------------
Net income                                                             67,893      138,202
Accumulated earnings, beginning of year                               283,575      142,887
Retroactive application of change in accounting policy (Note 3)        (1,380)       1,106
----------------------------------------------------------------------------------------------
Accumulated earnings, beginning of year, as restated                  282,195      143,993
----------------------------------------------------------------------------------------------
Accumulated earnings, end of year                                   $ 350,088    $ 282,195
==============================================================================================

----------------------------------------------------------------------------------------------
Net income per unit (Note 14)
          Basic                                                     $    0.57    $    1.36
          Diluted                                                   $    0.56    $    1.35
==============================================================================================


See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENT OF CASH FLOWS
For the years ended December 31


(CDN$ thousands, except per unit amounts)                               2002         2001
----------------------------------------------------------------------------------------------
CASH FLOW FROM OPERATING ACTIVITIES
Net income                                                           $  67,893    $ 138,202
Add items not involving cash:
          Future income tax recovery                                   (29,635)     (28,803)
          Depletion, depreciation and amortization                     161,759      165,050
          Amortization of commodity and foreign currency contracts      (1,766)     (17,497)
          Internalization of management contract (Note 5)               25,892           --
          Unrealized (gain)/loss on foreign exchange                      (174)       3,318
----------------------------------------------------------------------------------------------
                                                                       223,969      260,270
Change in non-cash working capital                                         999       (6,399)
----------------------------------------------------------------------------------------------
                                                                       224,968      253,871
----------------------------------------------------------------------------------------------

CASH FLOW FROM FINANCING ACTIVITIES
Borrowing (repayments) of long-term debt, net                           (3,750)      13,103
Issue of Senior Secured Notes                                           47,163           --
Issue of Trust units                                                   128,481       93,053
Trust unit issue costs                                                  (6,459)      (4,654)
Cash distributions paid                                               (184,167)    (235,590)
----------------------------------------------------------------------------------------------
                                                                       (18,732)    (134,088)
----------------------------------------------------------------------------------------------
CASH FLOW FROM INVESTING ACTIVITIES
Acquisition of Startech, net of cash received (Note 6)                      --       (7,970)
Acquisition of oil and gas properties                                 (131,761)     (32,686)
Proceeds on disposition of oil and gas properties                       12,647       19,775
Capital expenditures                                                   (75,796)     (97,207)
Reclamation fund contributions and actual expenditures (Note 7)         (5,806)      (4,380)
Internalization of management contract (Note 5)                         (5,331)          --
----------------------------------------------------------------------------------------------
                                                                      (206,047)    (122,468)
----------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH                                                189       (2,685)
CASH, BEGINNING OF YEAR                                                    646        3,331
----------------------------------------------------------------------------------------------
CASH, END OF YEAR                                                    $     835    $     646
==============================================================================================

See accompanying notes to consolidated financial statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 and 2001
(all tabular amounts in thousands, except per unit and volume amounts)

1.       STRUCTURE OF THE TRUST

         ARC Energy Trust ("the Trust") was formed on May 7, 1996 pursuant to a trust indenture (the "Trust Indenture"). Computershare Trust Company of Canada was appointed as Trustee under the Trust Indenture. The beneficiaries of the Trust are the holders of the trust units.

         The Trust was created for the purposes of issuing trust units to the public and investing the funds so raised to purchase a royalty in the properties of ARC Resources Ltd. ("ARC Resources"). The Trust Indenture was amended on June 7, 1999 to convert the Trust from a closed-end to an open-ended investment trust. The Trust Indenture was most recently amended on May 23, 2000 to expand the scope of the business to include the investment in all types of energy business-related assets including, but not limited to, petroleum and natural gas-related assets, oil sands interests, electricity or power generating assets and pipeline, gathering, processing and transportation assets. The operations of the Trust consist of the acquisition, development, exploitation and disposition of these assets and the distribution of net cash proceeds from these activities to the unitholders.

2.       SUMMARY OF ACCOUNTING POLICIES

         The consolidated financial statements have been prepared by management following Canadian generally accepted accounting principles ("GAAP"). The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies at the date of the financial statements, and revenues and expenses during the reporting period. Actual results could differ from those estimated.

         In particular, the amounts recorded for depletion, depreciation and amortization of the petroleum and natural gas properties, deferred charges, and for site reclamation and abandonment are based on estimates of reserves and future costs. By their nature, these estimates, and those related to future cash flows used to assess impairment, are subject to measurement uncertainty and the impact on the financial statements of future periods could be material.

         PRINCIPLES OF CONSOLIDATION

         The consolidated financial statements include the accounts of the Trust and its subsidiaries. All inter-entity transactions have been eliminated.

         PROPERTY, PLANT AND EQUIPMENT

         The Trust follows the full-cost method of accounting. All costs of acquiring petroleum and natural gas properties and related development costs are capitalized and accumulated in one cost centre. Maintenance and repairs are charged against income, and renewals and enhancements which extend the economic life of the property, plant and equipment are capitalized. Gains and losses are not recognized upon disposition of petroleum and natural gas properties unless such a disposition would alter the rate of depletion by 20 percent or more.

         DEPLETION, DEPRECIATION AND AMORTIZATION

         Depletion of petroleum and natural gas properties and depreciation of production equipment, except for major gas plant facilities, are calculated on the unit-of-production method based on:

         (a)      total estimated proved reserves;

         (b) total capitalized costs plus estimated future development costs of proved undeveloped reserves less estimated net realizable value of production equipment and facilities after the proved reserves are fully produced; and

         (c) relative volumes of petroleum and natural gas reserves and production converted at the energy equivalent conversion ratio of six thousand cubic feet of natural gas to one barrel of oil.

         Major gas plant facilities are depreciated on a straight-line basis over their estimated useful lives.

         CEILING TEST

         The Trust places a limit on the aggregate carrying value of property, plant and equipment, which may be amortized against revenues of future periods (the "ceiling test"). The ceiling test is a cost recovery test whereby the capitalized costs less accumulated depletion, depreciation and amortization, site reclamation and abandonment and future income tax liabilities are limited to an amount equal to the estimated undiscounted future net revenues from proved reserves less estimated recurring general and administrative expenses, future site reclamation and abandonment costs, future financing costs and income taxes.

         FUTURE SITE RECLAMATION AND ABANDONMENT

         Provisions for future site reclamation and abandonment costs are calculated on the unit-of-production method over the life of the petroleum and natural gas properties based on total estimated proved reserves. Actual site reclamation costs incurred are charged against the site reclamation and abandonment liability.

         UNIT-BASED COMPENSATION PLAN

         The Trust has a unit-based compensation plan for employees, independent directors and long-term consultants who otherwise meet the definition of an employee of the Trust. Compensation cost is measured based on the intrinsic value of the award at the date of grant and is recognized over the vesting period. Any consideration received by the Trust on exercise of the unit rights is credited to unitholders' capital. See
         Note 13 for a description of the plan and proforma disclosure of associated compensation cost.

         INCOME TAXES

         The Trust follows the liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the financial statements of the Trust's corporate subsidiaries and their respective tax base, using enacted income tax rates. The effect of a change in income tax rates on future tax liabilities and assets is recognized in income in the period in which the change occurs. Temporary differences arising on acquisitions result in future income tax assets and liabilities.

         The Trust is a taxable entity under the INCOME TAX ACT (Canada) and is taxable only on income that is not distributed or distributable to the unitholders. As the Trust distributes all of its taxable income to the unitholders and meets the requirements of the INCOME TAX ACT (Canada) applicable to the Trust, no provision for income taxes has been made in the Trust.

         HEDGING

         The Trust uses derivative instruments to reduce its exposure to fluctuations in commodity prices and foreign exchange rates. Gains and losses on these contracts, all of which constitute effective hedges, are recognized as a component of the related transaction.

         FOREIGN CURRENCY TRANSLATION

         Monetary assets and liabilities denominated in a foreign currency are translated at the rate of exchange in effect at the balance sheet date. Revenues and expenses are translated at the monthly average rates of exchange. Translation gains and losses are included in income in the period in which they arise.


3.       CHANGE IN ACCOUNTING POLICY

         Effective for fiscal years beginning on or after January 1, 2002, the Canadian Institute of Chartered Accountants ("CICA") introduced new recommendations for the accounting for foreign exchange translation gains and losses on long-term monetary items. Such translation gains and losses are no longer to be deferred and amortized over the remaining term but rather are to be reflected in the statement of income in the period incurred. This change in accounting policy has been applied retroactively with restatement of prior periods.

         As a result of this change, net income for the year ended December 31, 2002 increased by $525,000 and net income for the year ended December 31, 2001 decreased by $2.5 million from the net income which would have been reported under the previous accounting policy. The change also resulted in a decrease in the deferred foreign exchange translation loss of $2.1 million and a decrease in future income taxes of $673,000 as at December 31, 2001.

4.       RECONCILIATION OF CASH FLOW AND DISTRIBUTIONS

                                                                             2002            2001
         -------------------------------------------------------------------------------------------
         Cash flow from operations                                      $  223,969      $  260,270
         Add (deduct):
            Cash withheld to fund capital expenditures                     (35,612)        (27,933)
            Reclamation fund contributions and interest earned on fund      (4,777)         (4,095)
            Current period accruals                                             37           5,811
         -------------------------------------------------------------------------------------------
         Cash Distributions                                                183,617         234,053
         Accumulated cash distributions, beginning of year                 505,330         271,277
         -------------------------------------------------------------------------------------------
         Accumulated cash distributions, end of year                    $  688,947      $  505,330
         ===========================================================================================
         Cash distributions per unit                                    $     1.56      $     2.31
         Accumulated cash distributions per unit, beginning of year           9.08            6.77
         -------------------------------------------------------------------------------------------
         Accumulated cash distributions per unit, end of year           $    10.64      $     9.08
         ===========================================================================================


         Cash distributions per trust unit reflect the sum of the per trust unit amounts paid monthly to unitholders.


5.       INTERNALIZATION OF MANAGEMENT CONTRACT

         Effective August 29, 2002, the Trust acquired all of the outstanding common shares of ARC Resources Management Ltd., ("ARML"), the Manager of the Trust. Total consideration for the transaction consisted of a cash payment of $4.3 million, the issuance of 298,648 Trust Units and 3,281,279 Exchangeable Shares to the Shareholders of ARML and the assumption of a liability to pay retention bonuses to the Management of the Trust in the amount of $5.0 million as detailed below:

         Total consideration:
         -----------------------------------------------------------------------
            Cash                                                $    4,247
            Trust units issued                                       3,802
            Exchangeable shares issued                              41,771
            Assumption of liability for retention bonuses            5,000
            Costs associated with the transaction                    1,083
         -----------------------------------------------------------------------
         Total purchase price                                   $   55,903
         =======================================================================


         Prior to the acquisition, the Trust paid fees to ARML equal to three per cent of net production revenue and fees of 1.5 per cent and 1.25 per cent, respectively on the purchase price of acquisitions and dispositions in accordance with the terms of the management agreement between the Trust and ARML. The acquisition resulted in the elimination of all fees under the existing management agreement which would have otherwise been in effect for a minimum five year period.

         Of the total purchase price, $30.0 million was capitalized as property, plant and equipment. The capitalized amount includes $25.0 million for ARML's three per cent interest in the net production revenue of the Trust over the agreement term based on existing established reserves at the time of the transaction and $5.0 million for the retention bonuses. The retention bonuses are to be paid over a five year period to former management of ARML who are continuing in their capacities with the Trust. The remaining portion of the purchase price of $25.9 million was expensed in the current period. The expensed portion represents future management, acquisition and disposition fees on incremental reserves over the remaining five year term of the management agreement and the value of directly hiring existing management and staff of ARML.

6.       ACQUISITION OF STARTECH ENERGY INC.

         Effective January 31, 2001, the Trust acquired all of the issued and outstanding shares of Startech Energy Inc. ("Startech"). The transaction has been accounted for using the purchase method of accounting with the allocation of the purchase price and consideration paid as follows:

         Net assets acquired:
         -----------------------------------------------------------------------
            Cash                                                $    12,319
            Working capital                                           1,770
            Property, plant and equipment                           751,198
            Site reclamation liability                               (5,130)
            Commodity and foreign currency contracts (Note 10)      (33,149)
            Future income taxes                                    (203,171)
         -----------------------------------------------------------------------
          Total net assets acquired                             $   523,837
         =======================================================================

          Financed by:
         -----------------------------------------------------------------------
            Cash                                                $    20,289
            Trust units issued                                      256,051
            Exchangeable shares issued                               84,497
            Debt assumed                                            163,000
         -----------------------------------------------------------------------
         Total purchase price                                   $   523,837
         =======================================================================


7.       RECLAMATION FUND
                                                            2002          2001

         Balance, beginning of year                     $  10,147      $  9,897
         Contributions, net of actual expenditures          2,000          (245)
         Interest earned on fund                              777           495
         -----------------------------------------------------------------------
         Balance, end of year                           $  12,924      $ 10,147
         =======================================================================

         A reclamation fund was established to fund future site reclamation and abandonment costs. The Board of Directors of ARC Resources Ltd. has approved contributions over a 20-year period which results in minimum annual contributions of $4.0 million ($3.6 million in 2001) based upon properties owned as at December 31, 2002. Contributions to the reclamation fund and interest earned on the reclamation fund balance have been deducted from the cash distributions to the unitholders. During the year, $2.0 million ($3.8 million in 2001) of actual expenditures were charged against the reclamation fund.

8.       PROPERTY, PLANT AND EQUIPMENT
                                                            2002          2001
         -----------------------------------------------------------------------
         Property, plant and equipment, at cost       $ 1,888,122   $ 1,650,720
         Accumulated depletion, depreciation and
            amortization                                 (490,559)     (339,414)
         -----------------------------------------------------------------------
         Property, plant and equipment, net           $ 1,397,563   $ 1,311,306
         =======================================================================

         The calculation of 2002 depletion, depreciation and amortization included an estimated $190.1 million ($166.5 million in 2001) for future development costs associated with proved undeveloped reserves and excluded $12.6 million ($12.0 million in 2001) for the estimated future net realizable value of production equipment and facilities and $19.7 million ($22.3 million in 2001) for the estimated value of unproved properties.


9.       LONG-TERM DEBT
                                                                2002          2001
         ----------------------------------------------------------------------------
         Revolving credit facilities                          $ 235,054    $ 238,748
         Senior Secured Notes:
            Senior Secured Notes (2000 Issue - US$35 million)    55,286       55,741
            Senior Secured Notes (2002 Issue - US$30 million)    47,388           --
         ----------------------------------------------------------------------------
         Total long-term debt                                 $ 337,728    $ 294,489
         ============================================================================

         The Trust has four revolving credit facilities to a combined maximum of $300 million and US$65 million of Senior Secured Notes (the "Notes").

         The revolving credit facilities each have a 364 day extendable revolving period and a two year term. Borrowings under the facilities bear interest at bank prime (4.5 per cent at December 31, 2002) or, at the Trust's option, bankers' acceptance plus a stamping fee. The lenders review the credit facilities by April 30 each year and determine whether they will extend the revolving periods for another year. In the event that the revolving periods are not extended, the loan balance will become repayable over a two year term period with 20 per cent of the loan balance payable on April 30, 2004 followed by three quarterly payments of five per cent of the loan balance and a lump sum payment of 65 per cent of the loan balance at the end of the term period. Collateral for the loans is in the form of floating charges on all lands and assignments and negative pledges on specific petroleum and natural gas properties.

         The US$65 million Notes were issued in two separate issues pursuant to an Uncommitted Master Shelf Agreement. The first issue of US$35 million Notes were issued in 2000, bear interest at 8.05 per cent, and require equal principal payments of US$7 million over a five year period commencing in 2004. The second issue of US$30 million Notes were issued in 2002, bear interest at 4.94 per cent, and require equal principal payments of US$6 million over a five year period commencing in 2006. Security for the Notes is in the form of floating charges on all lands and assignments. The Uncommitted Master Shelf Agreement allows for the issuance of an additional US$35 million of Notes at rates and maturity dates to be agreed upon at the date of issuance. The Notes rank PARI PASU to the revolving credit facilities.

         The payment of principal and interest are allowable deductions in the calculation of cash available for distribution to unitholders and rank in priority to cash distributions payable to unitholders. Should the properties securing this debt generate insufficient revenue to repay the outstanding balances, the unitholders have no direct liability.

         Interest paid during the year did not differ significantly from interest expense.

10.      FINANCIAL INSTRUMENTS

         The Trust is exposed to market risks resulting from fluctuations in commodity prices, foreign exchange rates and interest rates in the normal course of operations. A variety of derivative instruments are used by the Trust to reduce its exposure to fluctuations in commodity prices and foreign exchange rates. The fair values of these derivative instruments are based on an estimate of the amounts that would have been received or paid to settle these instruments prior to maturity.

         The Trust is exposed to losses in the event of default by the counterparties to these derivative instruments. The Trust manages this risk by diversifying its derivative portfolio amongst a number of financially sound counterparties.

         Financial instruments of the Trust carried on the balance sheet consist mainly of current assets, reclamation fund investments, current liabilities, retention bonuses, commodity and foreign currency contracts, and long-term debt. Except as noted below, as at December 31, 2002 and 2001, there were no significant differences between the carrying value of these financial instruments and their estimated fair value.

         Substantially all of the Trust's accounts receivable are due from customers in the oil and gas industry and are subject to the normal industry credit risks. The carrying value of accounts receivable reflects management's assessment of the associated credit risks.

         The fair value of the US$65 million fixed rate Senior Secured Notes approximated $109.5 million at December 31, 2002.

         The following derivative contracts were outstanding as at December 31, 2002. Settlement of these contracts, which have no book value, would have resulted in a net payment by the Trust of $17.5 million as at December 31, 2002.

                                                  DAILY       AVERAGE CONTRACT
         COMMODITY CONTRACTS                      QUANTITY         PRICES ($)(1)   PRICE INDEX                               TERM
         -------------------------------------------------------------------------------------------------------------------------
         Crude oil fixed price contracts        7,100 bbls                 41.88         WTI          January 2003 - March 2003
                                                4,000 bbls                 39.78         WTI        April 2003 - September 2003
         Crude oil fixed price contracts
         (embedded put option) (2)              4,000 bbls         39.51 (31.59)         WTI       January 2003 - December 2003

         Crude oil collared contracts
         (embedded put option) (2)              4,000 bbls         42.65 - 47.39         WTI             April 2003 - June 2003
                                                                          (35.78)
                                                2,000 bbls         39.49 - 45.49         WTI          July 2003 - December 2003
                                                                          (33.17)

         Natural gas fixed price contracts      1,000 GJ                  4.00          AECO          January 2003 - March 2003
                                               27,823 GJ                  4.50          AECO          April 2003 - October 2003

         Natural gas fixed differential         4,000 GJ          AECO + $1.29          AECO          January 2003 - March 2003
         contracts

         Natural gas put contracts             22,500 GJ                  6.00          AECO          January 2003 - March 2003
         =========================================================================================================================

                                                                                        AVERAGE
                                                         AVERAGE MONTHLY CONTRACT      CONTRACT
         FOREIGN CURRENCY CONTRACTS                              AMOUNT (US$000)          RATE                               TERM
         -------------------------------------------------------------------------------------------------------------------------
         Fixed rate foreign exchange
               contracts (sell)                                           8,049         1.5809          January 2003 - March 2003
                                                                          4,494         1.5900         April 2003 - December 2003
         =========================================================================================================================

         The Trust entered into a contract to fix the price of electricity on five megawatts per hour ("MW/h") for the period April 17, 2001 through December 31, 2010 at a price of $63/MW/h. Settlement of this contract would have required a net payment by the Trust of $4.3 million as at December 31, 2002.

         In addition to the contracts described above, the following contracts, with a liability book value of $9.2 million, were outstanding as at December 31, 2002. These contracts were acquired in conjunction with the Startech acquisition at which time the market value of such contracts acquired was a net liability of $33.1 million. Settlement of these contracts would have resulted in a net payment by the Trust of $11.2 million as at December 31, 2002.

                                                     DAILY      AVERAGE CONTRACT
         COMMODITY CONTRACTS                      QUANTITY         PRICES ($)(1)   PRICE INDEX                               TERM
         -------------------------------------------------------------------------------------------------------------------------
         Natural gas fixed price contracts        4,000 GJ                  2.71          AECO        January 2003 - October 2004
         =========================================================================================================================

                                                         AVERAGE MONTHLY CONTRACT       AVERAGE
         FOREIGN CURRENCY CONTRACTS                              AMOUNT (US$000)        CONTRACT                             TERM
                                                                                           RATE
         -------------------------------------------------------------------------------------------------------------------------
         Fixed rate foreign exchange
               contracts (sell)                                            1,500        1.4106       January 2003 - December 2003
         =========================================================================================================================

         (1) Commodity contracts denominated in US$ have been converted to CDN$ at the year end exchange rate.

         (2) Counterparty may exercise a put option if index falls below the specified price (as denoted in brackets) on a monthly settlement basis.


11.      UNITHOLDERS' CAPITAL

         On June 3, 2002, the Trust issued 10,000,000 trust units at $12.05 per unit for proceeds of $120.5 million ($114.3 million net of issue costs) pursuant to a public offering prospectus dated May 22, 2002.

         On August 29, 2002 the Trust issued 298,648 units to shareholders of ARML at $12.73 per unit pursuant to the acquisition of all of the outstanding common shares of ARML (see Note 5). The issue price of the units was determined based on the 10 day weighted average trading price of the trust units preceding the date of announcement of the transaction.

         The Trust established a Distribution Reinvestment Plan ("DRIP") in conjunction with the Trust's transfer agent to provide the option for Unitholders to reinvest cash distributions into additional trust units issued from treasury. In 2002, the Trust issued 242,496 units for proceeds of $2.9 million (57,177 units for proceeds of $650,000 in 2001).

         The Trust has adopted a Unitholders' Rights Plan which provides for the issuance of additional trust units in certain events when one party acquires more than 20 percent of the outstanding units of the Trust.

         The Trust is authorized to issue 650 million trust units.

                                                                                              2002                         2001
         -----------------------------------------------------------------------------------------------------------------------
         TRUST UNITS ISSUED                                              NUMBER OF                     Number of
                                                                       TRUST UNITS              $    Trust Units              $
         -----------------------------------------------------------------------------------------------------------------------
         Balance, beginning of year                                         110,609     1,029,538       72,524         610,645
         Issued for cash                                                     10,000       120,500        8,050          88,550
         Issued on acquisition of Startech (Note 6)                              --            --       22,540         256,051
         Issued to ARML shareholders (Note 5)                                   299         3,802           --              --
         Issued on conversion of ARML
               exchangeable shares (Note 12)                                  1,086        13,683           --              --
         Issued on conversion of ARL
               exchangeable shares (Note 12)                                    343         3,154        6,867          74,105
         Issued on exercise of employee rights                                  726         5,035          571           4,191
         Distribution reinvestment program                                      242         2,946           57             650
         Trust unit issue costs                                                  --        (6,459)          --          (4,654)
         -----------------------------------------------------------------------------------------------------------------------
         Balance, end of year                                               123,305     1,172,199      110,609       1,029,538
         =======================================================================================================================


12.      EXCHANGEABLE SHARES

         On August 29, 2002 the Trust issued 3,281,279 exchangeable shares of ARML ("ARML Exchangeable Shares") to shareholders of ARML at $12.73 per exchangeable share pursuant to the acquisition of all of the outstanding common shares of ARML (see Note 5). The issue price of the exchangeable shares was determined based on the 10 day weighted average trading price of the trust units preceding the date of announcement of the transaction. The exchangeable shares issued to ARML shareholders are a new series of exchangeable shares which are not publicly traded. The ARML Exchangeable Shares had an exchange ratio of 1:1 at the time of issuance.

         The ARML Exchangeable Shares can be converted (at the option of the holder) into trust units at any time on or after August 29, 2002. The number of trust units issuable upon conversion is based upon the exchange ratio in effect at the conversion date. The exchange ratio is calculated monthly based on the cash distribution paid to unitholders divided by the ten day weighted average unit price preceding the record date. The exchangeable shares are not eligible for distributions and, in the event that they are not converted, any outstanding shares are redeemable by the Trust for trust units on or after August 30, 2005 until August 29, 2012.

         During the year, 1,074,870 ARML Exchangeable Shares were converted to trust units at an average exchange ratio of 1.01002 trust units for each ARML Exchangeable Share. At December 31, 2002 the ARML exchange ratio was 1.04337 to 1.

                                                                                               2002                        2001
         -----------------------------------------------------------------------------------------------------------------------
                                                                       NUMBER OF                         Number of
         ARML EXCHANGEABLE SHARES                                         SHARES                $           Shares           $
         -----------------------------------------------------------------------------------------------------------------------
         Balance, beginning of year                                         --                  --              --          --
         Issued to ARML shareholders                                     3,281              41,771              --          --
         Exchanged for trust units                                      (1,075)            (13,683)             --          --
         -----------------------------------------------------------------------------------------------------------------------
         Balance, end of year                                            2,206              28,088              --          --
         Exchange ratio, end of year                                   1.04337                  --              --          --
         -----------------------------------------------------------------------------------------------------------------------
         Trust units issuable upon conversion, end of year               2,302               28,088             --          --
         =======================================================================================================================

         On January 31, 2001, the Trust issued 7,438,129 million exchangeable shares of ARC Resources Ltd. at $11.36 per exchangeable share ("ARL Exchangeable Shares") as partial consideration for the Startech acquisition. The issue price of the exchangeable shares was determined based on the weighted average trading price of trust units preceding the date of announcement of the acquisition. The ARL Exchangeable Shares are publicly traded. The ARL Exchangeable Shares had an exchange ratio of 1:1 at the time of issuance

         The ARL Exchangeable Shares can be converted (at the option of the holder) into trust units at any time on or after January 31, 2001. The number of trust units issuable upon conversion is based upon the exchange ratio in effect at the conversion date. The exchange ratio is calculated monthly based on the cash distribution paid divided by the ten day weighted average unit price preceding the record date. The exchangeable shares are not eligible for distributions and, in the event that they are not converted, any outstanding shares are redeemable by the Trust for trust units on or after February 1, 2004 until February 1, 2010.

         During the year, 277,608 ARL Exchangeable Shares (6,523,354 in 2001) were converted to trust units at an average exchange ratio of 1.23661 (1.05227 in 2001) trust units for each ARML Exchangeable Share. At December 31, 2002 the ARL exchange ratio was 1.31350 to 1.

                                                                                             2002                           2001
         -----------------------------------------------------------------------------------------------------------------------
                                                                        NUMBER OF                      Number of
         ARL EXCHANGEABLE SHARES                                          SHARES              $          Shares               $
         -----------------------------------------------------------------------------------------------------------------------
         Balance, beginning of year                                        915            10,392           --               --
         Issued on acquisition of Startech                                  --                --        7,438           84,497
         Exchanged for trust units                                        (278)           (3,154)      (6,523)         (74,105)
         -----------------------------------------------------------------------------------------------------------------------
         Balance, end of year                                              637             7,238          915           10,392
         Exchange ratio, end of year                                   1.31350                --      1.18422               --
         -----------------------------------------------------------------------------------------------------------------------
         Trust units issuable upon conversion, end of year                 837             7,238        1,083           10,392
         =======================================================================================================================


13.      UNIT BASED COMPENSATION PLAN

         A Trust Unit Incentive Rights Plan (the "Plan") was established in 1999. The Trust is authorized to grant up to 8,000,000 rights to its employees, independent directors and long-term consultants to purchase trust units, of which 4,847,989 rights were granted to December 31, 2002. The initial exercise price of rights granted under the plan may not be less than the current market price of the trust units as at the date of grant and the maximum term of each right is not to exceed ten years. The exercise price of the rights is to be adjusted downwards from time to time by the amount, if any, that distributions to unitholders in any calendar quarter exceeds 2.5 percent (10 percent annually) of the Trust's net book value of property, plant and equipment (the "Excess Distribution"), as determined by the Trust.

         During the year, the Trust granted 1,334,072 rights (1,509,517 in 2001) to employees, independent directors and long-term consultants to purchase trust units at exercise prices ranging from $11.47 to $12.80 per trust unit ($10.49 to $12.70 in 2001). Rights granted under the plan generally have a five year term and vest equally over three years commencing on the first anniversary date of the grant. In accordance with the Plan, the exercise price of the rights granted was reduced as a result of calendar year distributions to unitholders exceeding 10 percent of the Trust's net book value of property, plant and equipment.

         A summary of the changes in rights outstanding under the plan is as follows:

                                                                                         2002                               2001
         -----------------------------------------------------------------------------------------------------------------------
                                                                                    WEIGHTED                           Weighted
                                                                                     AVERAGE                            Average
                                                              NUMBER OF             EXERCISE    Number of              Exercise
                                                                 RIGHTS                PRICE       Rights                 Price
         -----------------------------------------------------------------------------------------------------------------------
         Balance, beginning of year                              2,509           $        9.05     1,722            $     7.48
         Granted                                                 1,334                   12.57     1,510                 11.71
         Exercised                                                (726)                   6.94      (571)                 7.34
         Cancelled                                                 (76)                  10.91      (152)                 9.69
         -----------------------------------------------------------------------------------------------------------------------
         Balance before reduction of exercise price              3,041                   11.05     2,509                  9.92
         Reduction of exercise price                                --                   (0.41)       --                 (0.87)
         -----------------------------------------------------------------------------------------------------------------------
         Balance, end of year                                    3,041           $       10.64     2,509            $     9.05
         =======================================================================================================================

         A summary of the plan as at December 31, 2002 is as follows:

         Exercise Price                 Adjusted       Number of Rights          Remaining Contractual                Number of
         at Grant Date            Exercise Price            Outstanding          Life of Right (years)       Rights Exercisable
         -----------------------------------------------------------------------------------------------------------------------
         $             8.20       $          5.22                   149                            1.3                      149
                       9.10                  6.75                   372                            2.3                      131
                      11.81                 10.71                 1,197                            3.3                      320
                      12.52                 12.28                 1,323                            4.4                       --
         -----------------------------------------------------------------------------------------------------------------------
                      11.64                 10.64                 3,041                            3.6                      600
         =======================================================================================================================

         Effective for fiscal years beginning on or after January 1, 2002, the Trust adopted the recommendations of the CICA on accounting for stock-based compensation which apply to new rights granted on or after January 1, 2002. The Trust has elected to continue to measure compensation cost based on the intrinsic value of the award at the date of the grant and recognize that cost over the vesting period. As the exercise price of the rights granted approximates the market price of the trust units at the time of the grant date, no compensation cost has been provided in the statement of income.

         As previously stated, the exercise price of the rights granted under the Trust's rights plan may be reduced in future periods in accordance with the terms of the rights plan. The amount of the reduction cannot be reasonably estimated as it is dependent upon a number of factors including, but not limited to, future prices received on the sale of oil and natural gas, future production of oil and natural gas, determination of amounts to be withheld from future distributions to fund capital expenditures and the purchase and sale of property, plant and equipment. Therefore, it is not possible to determine a fair value for the rights granted under the plan.

         As it is not possible to determine the fair value of rights granted under the plan, compensation cost for proforma disclosure purposes has been determined based on the excess of the unit price over the exercise price at the date of the financial statements. For the year ended December 31, 2002 there would be no change in net income for the estimated compensation cost associated with rights granted under the plan on or after January 1, 2002 as the adjusted exercise price of the rights exceeded the market price of the trust units.

14.      NET INCOME AND CASH FLOW FROM OPERATIONS PER TRUST UNIT

         Net income and cash flow from operations per trust unit are as follows:

                                                  2002            2001 (4)
         -----------------------------------------------------------------------
         Net income
                Basic (1)                       $ 0.57          $ 1.36
                Diluted (2)                       0.56            1.35
         Cash flow from operations (3)
                Basic (1)                         1.87            2.55
                Diluted (2)                       1.86            2.54
         =======================================================================

         (1) Basic per unit calculations are based on the weighted average number of trust units outstanding in 2002 of 119,613,489 (101,979,000 in 2001) which includes outstanding exchangeable shares converted at the year-end exchange ratio.

         (2) Diluted calculations include 560,772 additional trust units in 2002 (620,000 additional trust units in 2001) for the dilutive impact of employee rights. Calculations of diluted shares excluded 1,326,490 rights in 2002 (621,830 rights in 2001)
                  which would have been anti-dilutive. There were no adjustments to net income or cash flow from operations in calculating diluted per share amounts.

         (3) Calculated by adding future income tax recovery, unrealized gain/loss on foreign exchange, amortization of commodity and foreign currency contracts, depletion, depreciation and amortization, and internalization of the management contract to net income and dividing by the weighted average number of trust units.

         (4) 2001 net income per trust unit has been restated for the change in accounting policy for foreign currency translation.

15.      INCOME TAXES

         The tax provision differs from the amount computed by applying the combined Canadian federal and provincial income tax statutory rate to income before future income tax recovery as follows:

                                                                                  2002                  2001
         ---------------------------------------------------------------------------------------------------------
         Income before future income tax recovery                       $      38,258            $   109,399
         =========================================================================================================
         Expected income tax expense at statutory rates                        16,298                 46,604
         Effect on income tax of:
                Net income of the Trust                                       (46,074)               (72,852)
                Effect of change in provincial tax rate                            --                 (9,111)
                Resource allowance                                             (3,820)                (3,121)
                Non-deductible crown charges                                    3,681                  8,431
                Alberta Royalty Tax Credit                                       (230)                  (191)
                Capital Tax                                                       584                    764
                Unrealized (gain) loss on foreign exchange                        (74)                   673
         ---------------------------------------------------------------------------------------------------------
         Future income tax recovery                                     $     (29,635)           $   (28,803)
         =========================================================================================================


         The net future income tax liability is comprised of:

                                                                                  2002                  2001
         ---------------------------------------------------------------------------------------------------------
         Future tax liabilities:
         Capital assets in excess of tax value                          $     165,351            $   192,006
         Future tax assets:
                Attributed Canadian Royalty Income                             (6,356)                (5,165)
                Future removal and site restoration costs                     (13,773)               (11,367)
                Deductible share issue costs                                     (827)                (1,444)
         ---------------------------------------------------------------------------------------------------------
         Net future income tax liability                                $     144,395            $   174,030
         =========================================================================================================

         The petroleum and natural gas properties and facilities owned by the Trust's corporate subsidiaries have an approximate tax basis of $210.0 million ($203.6 million in 2001) available for future use as deductions from taxable income. Included in this tax basis are estimated non-capital loss carryforwards of $74.0 million ($65.2 million in 2001) which expire in the years through 2009.

         No current income taxes were paid or payable in 2002 or 2001.

16.      RELATED PARTY TRANSACTIONS

         Effective August 29, 2002, all fees under the management agreement between the Manager and the Trust were eliminated pursuant to the acquisition of all of the outstanding shares of ARML (see Note 5).

         Under the management agreement, fees were payable to the Manager for management, advisory and administrative services including a fee equal to three per cent of net production revenue; and fees of 1.5 per cent, and 1.25 percent of the purchase price of acquisitions and the net proceeds of dispositions, respectively. Total acquisition and disposition fees paid to the Manager in 2002, prior to the elimination of the management agreement on August 29, 2002, were $895,000 ($7.9 million in 2001). These fees were accounted for as either part of the purchase price or as a reduction of the proceeds of disposition of property, plant and equipment.

         During 2002, the Manager was reimbursed $9,327,000 ($11,715,000 in
         2001) for general and administrative expenses incurred on behalf of the Trust to the date of the elimination of the management agreement on August 29, 2002.


17.      CONTINGENCIES

         The Trust is involved in litigation and claims associated with normal operations. Management is of the opinion that any resulting settlements would not materially affect the Trust's financial position or reported results of operations.


18. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

         The consolidated financial statements have been prepared in accordance with Canadian GAAP, which differ in some respects to those in the United States. Any differences in accounting principles as they pertain to the accompanying consolidated financial statements are immaterial except as described below:

         The application of US GAAP would have the following effect on net income as reported:

                                                                                      2002                               2001
         -----------------------------------------------------------------------------------------------------------------------
         Net income as reported                                            $        67,893                    $       138,202
         -----------------------------------------------------------------------------------------------------------------------
         Adjustments (net of applicable income taxes):
         Write-down of property, plant and equipment(a)                                 --                           (110,635)
         Depletion, depreciation and amortization(a)                                26,986                             10,338
         Unrealized gain (loss) on derivative instruments(c)                       (16,613)                             6,592
         Unit based compensation(b)                                                 (4,040)                            (4,474)
         -----------------------------------------------------------------------------------------------------------------------
         Net income under US GAAP                                          $        74,226                    $        40,023
         -----------------------------------------------------------------------------------------------------------------------

         -----------------------------------------------------------------------------------------------------------------------
         Net income per trust unit under US GAAP (Note 14)
               Basic                                                       $         0.62                    $           0.39
               Diluted                                                               0.62                                0.39
         -----------------------------------------------------------------------------------------------------------------------

         -----------------------------------------------------------------------------------------------------------------------
         Comprehensive Income:
         -----------------------------------------------------------------------------------------------------------------------
         Net income under US GAAP                                          $       74,226                   $          40,023
         Unrealized gain (loss) on derivative instruments (net of future
         income taxes)                                                            (11,897)                              8,251
         -----------------------------------------------------------------------------------------------------------------------
         Other comprehensive income(c)                                     $       62,329                   $          48,274
         -----------------------------------------------------------------------------------------------------------------------

         The application of US GAAP would have the following effect on the consolidated balance sheets as reported:

                                                                                            2002                           2001
         -----------------------------------------------------------------------------------------------------------------------
                                                                         CANADIAN             US        Canadian             US
                                                                             GAAP           GAAP            GAAP           GAAP
         -----------------------------------------------------------------------------------------------------------------------
         Property, plant and equipment                           $     1,397,563   $1,208,084     $  1,311,306    $  1,091,432
         Commodity and foreign currency contracts                         (9,210)        (33,020)      (13,107)         12,753
         Future income taxes                                            (144,395)       (107,697)     (174,030)       (155,083)
         Unitholders' capital                                         (1,172,199)     (1,185,551)   (1,029,538)     (1,038,849)
         Accumulated earnings                                           (350,088)       (163,791)     (282,195)        (89,566)
         Accumulated other comprehensive income                               --           3,646            --          (8,251)
         -----------------------------------------------------------------------------------------------------------------------

         The above noted differences between Canadian GAAP and US GAAP are the result of the following:

         (a) The Trust performs a cost recovery ceiling test for each cost centre which limits net capitalized costs to the undiscounted estimated future net revenue from proved oil and gas reserves plus the cost of unproved properties less impairment, using year end prices or average prices in that year if appropriate. In addition, the aggregate value of all cost centres is further limited by including financing costs, general and administrative expenses, future removal and site restoration costs and income taxes. Under US GAAP, companies using the full cost method of accounting for oil and gas producing activities perform a ceiling test on each cost centre using discounted estimated future net revenue from proved oil and gas reserves using a discount factor of 10 per cent. Prices used in the US GAAP ceiling tests are those in effect at year end and financing and general and administrative expenses are excluded from the calculation. The amounts recorded for depletion, and depreciation have been adjusted in the periods following the additional write-downs taken under US GAAP to reflect the impact of the reduction of depletable costs.

         (b) Under Canadian GAAP, compensation expense is recognized based on the intrinsic value of the rights granted to employees, directors and long-term consultants of the Trust under its Trust Unit Incentive Rights Plan. The effect of subsequent reductions in the exercise price of the rights is not recognized in income. For US GAAP purposes, the Trust uses the intrinsic value method of accounting for rights issued to its employees, directors and long-term consultants who meet the definition of employees. As the exercise price of the rights is subject to downward revisions from time to time, the rights plan is a variable compensation plan. Accordingly, compensation expense is determined as the excess of the market price over the exercise price of the rights at the end of each reporting period and is deferred and recognized in income over the vesting period of the rights.

         (c) US GAAP requires that all derivative instruments (including derivative instruments embedded in other contracts), as defined, be recorded on the balance sheet as either an asset or liability measured at fair value and requires that changes in fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Hedge accounting treatment allows unrealized gains and losses to be deferred in other comprehensive income (for the effective portion of the hedge) until such time as the forecasted transaction occurs, and requires that a company formally document, designate, and assess the effectiveness of derivative instruments that receive hedge accounting treatment. The Trust formally documented and designated all hedging relationships and verified that its hedging instruments were effective in offsetting changes in actual prices and rates received by the Trust. Certain contracts entered into during 2001 and 2002 were not eligible for hedge accounting treatment under US GAAP and the change in fair value of these contracts has been reported in net income under US GAAP. Hedge effectiveness is monitored and any ineffectiveness is reported in the consolidated statement of income.

                  The Trust's derivative positions consist of contracts entered into by the Trust and derivative positions assumed in conjunction with the Startech acquisition.

                  At December 31, 2002, the fair value of the Trust's derivative instruments represented a net liability of $4.3 million ($5.2 million at December 31, 2001).

                  On January 31, 2001, the $33.1 million fair value of derivative positions assumed upon acquisition of Startech was recorded as a liability (see Note 3). At December 31, 2002, the fair value of these derivative instruments represented a net liability of $11.2 million (net asset of $6.5 million as December 31, 2001).

                  A reconciliation of the components of accumulated other comprehensive income related to all derivative positions is as follows:

                                                                                                     2002                    2001
         ------------------------------------------------------------------------------------------------------------------------

                                                                                        GROSS    AFTERTAX       Gross    Aftertax
         ------------------------------------------------------------------------------------------------------------------------
         Accumulated other comprehensive income, beginning of period             $    14,376  $    8,251  $       --  $      --
         Cumulative effect of change in accounting principle                              --          --      (5,251)    (3,014)
         Reclassification of net realized (gains) losses into earnings                 1,038         596      (6,969)    (4,000)
         Net change in fair value of derivative instruments                          (21,764)    (12,493)     26,596     15,265
         ------------------------------------------------------------------------------------------------------------------------
         Accumulated other comprehensive income (loss), end of period                 (6,350)     (3,646)     14,376      8,251
         ------------------------------------------------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion and analysis of financial results should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2002 and supplementary information in schedules 1 and 2 attached and is based on information available to January 31, 2003.


FORWARD LOOKING STATEMENTS

This disclosure contains certain forward-looking estimates that involve substantial known and unknown risks and uncertainties, certain of which are beyond ARC's control, including: the impact of general economic conditions in Canada and the United States; industry conditions including changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, and the lack of availability of qualified personnel or management; fluctuations in commodity prices, foreign exchange or interest rates; stock market volatility and obtaining required approvals of regulatory authorities. In addition there are numerous risks and uncertainties associated with oil and gas operations and the evaluation of oil and gas reserves. Therefore ARC's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking estimates and if such actual results, performance or achievements transpire or occur, or if any of them do so, what benefits that ARC will derive therefrom.

2002 HIGHLIGHTS

CDN$ millions, except per share and volume data      2002            2001
--------------------------------------------------------------------------------

Cash Flow from Operations (1)                   $     224       $     260
Cash Flow from Operations per unit              $    1.87       $    2.55
Net Income                                      $      68       $     138
Net Income prior to non recurring items (2)     $      94       $     138
Distributions per Unit                          $    1.56       $    2.31
Daily Production (boe/d)                           42,425          43,111
================================================================================
(1)  Before changes in non-cash working capital
(2) Prior to a one-time charge related to the internalization of the management contract


Strong crude oil prices, moderate natural gas prices and excellent drilling results combined to generate superior financial and operating results during 2002. Even with a 23% decline in natural gas and natural gas liquids prices in 2002, cash flow from operations was $224 million with $68 million of earnings generated. The year-over-year decline in cash flow of $36 million was primarily caused by weaker gas prices offset in part by the Trust's hedging activities which resulted in a hedging gain on natural gas production of $0.55 per mcf in 2002 compared to a gain of $0.22 mcf in 2001. The Trust also experienced higher operating costs on its non-operated properties, as discussed in the Netbacks section of this report, but benefited from declining interest rates resulting in a $5 million decrease in interest expense.

Net income was impacted by all the same factors as cash flow plus the one-time non-cash expense of $25.9 million for the internalization of the management contract that took place in the third quarter of 2002. Other non-cash expenses were relatively consistent from 2001 to 2002.

A capital investment program of $207 million added reserves at an attractive rate of $9.27/boe. Oil and gas production rates declined 1.6 per cent with production additions offsetting natural production declines.


In 2002 ARC took advantage of a significant number of acquisition opportunities in core areas for longer-term growth by purchasing reserves with substantial development drilling upside. The initial development drilling program on newly acquired lands was very successful, resulting in production additions in late 2002. ARC's strategy focused on development of the significant inventory of internally generated development drilling prospects, which will continue to provide a low-risk, stable source of longer-term growth.

ARC takes a very disciplined approach to making acquisitions to ensure accretion to the existing asset base for unitholders. Net acquisitions of $119 million were concentrated in the Trust's five core operating areas increasing production by 4,100 boe per day and reserves by 13.0 mmboe for an average cost of approximately $29,000 per producing boe per day and $9.18 per boe of established reserves.

PRODUCTION

Production volumes for 2002 averaged 42,425 boe per day, representing a modest decrease of 1.6 per cent from the 2001 average of 43,111 boe per day. The Trusts' 2002 production portfolio was weighted 49% oil, 43% natural gas and 8% natural gas liquids on a per boe basis.

In 2002, 56 properties located within the Trust's five core areas, accounted for 90% of the Trust's production with no one property accounting for more than seven per cent of total production. This diversification of production enhances the Trust's ability to predict ongoing production levels, cash flows from operations and cash distributions.

                                                    2002                2001
--------------------------------------------------------------------------------

Crude Oil (bbl/d)                                 20,655               20,408
Natural Gas Liquids (bbl/d)                        3,479                3,511
Natural Gas (mcf/d)                              109,745              115,150
--------------------------------------------------------------------------------
TOTAL PRODUCTION - BOE/D                          42,425               43,111
--------------------------------------------------------------------------------

Crude Oil and Natural Gas Liquids                     57%                  55%
Natural Gas (1)                                       43%                  45%
--------------------------------------------------------------------------------
TOTAL PRODUCTION                                     100%                 100%
================================================================================
(1)  converted to boe on a 6:1 basis


MARKETING AND PRICES

CRUDE OIL PRICING

West Texas Intermediate at Cushing, Oklahoma (WTI) is the benchmark for North American oil prices. The WTI oil price averaged US$26.10/bbl in 2002, up slightly from US$25.93/bbl in 2001. Canadian crude oil prices are based upon refiners' postings, primarily at Edmonton, Alberta and represent the WTI price, adjusted for transportation and quality differentials and the Canadian/US exchange rate. ARC's average field price reflects the refiners' posted price at Edmonton, Alberta less deductions for transportation from the field and adjustments for ARC's product quality relative to the posted price. ARC's average field price in 2002 was $35.27/bbl ($33.00/bbl in 2001) as compared to $39.71/bbl ($39.29/bbl in 2001) for the average of the light sweet postings at Edmonton. This discount to the average Edmonton posted price reflects the high quality of ARC's crude oil mix, which is comprised of 60 per cent light sweet (greater than 35(0) API) crude, 30 per cent medium gravity and 10 per cent heavy gravity oil (less than 23(0) API). ARC's average oil price, net of all hedging transactions in 2002 was $31.63/bbl, very comparable to the 2001 average of $31.70/bbl. Crude oil is sold under 30 day evergreen contracts while natural gas liquids are sold under annual arrangements.

NATURAL GAS PRICING

US natural gas prices are typically referenced off NYMEX at Henry Hub, Louisiana, while Alberta and British Columbia natural gas prices are referenced off of the AECO Hub in Alberta and the Sumas Hub in Washington, respectively.

Natural gas prices fluctuated in 2002 with prices under $2.00/mcf in July to in excess of $6.50/mcf in December. ARC's average wellhead gas price, prior to hedging transactions, decreased by 30% to $3.86/mcf in 2002 from $5.50/mcf in 2001. ARC's prices, including hedging gains, were $4.41/mcf in 2002 and $5.72/mcf in 2001. AECO Hub prices were $4.08/mcf and $6.28/mcf for 2002 and 2001, respectively.

HEDGING

The Trust's hedging activities are conducted by an internal Risk Management Committee, which has the following objectives as its mandate:

         o        Protect Unitholder return on investment

         o        Stabilize monthly distributions

         o Employ a portfolio approach to hedging by entering into a number of small positions that build upon each other

         o Participate in commodity price upturns to the greatest extent possible, while limiting exposure to price downturns

         o Ensure profitability of specific oil and gas properties that are more sensitive to changes in market conditions

The 2002 prices included a hedging gain of $0.55/mcf for natural gas and a loss of $3.64/bbl for oil; 2001 prices included a hedging gain of $0.22/mcf for natural gas and a loss of $1.30/bbl for oil.

For 2003 ARC has hedged approximately 50% of oil production volumes at an average price of approximately US $26.00/bbl and 30% of natural gas production volumes utilizing a variety of contracts at an average price of approximately $5.30/mcf. The Trust's Risk Management Committee is authorized by the Board of Directors of ARC Resources Ltd. ("ARC Resources" or "ARL") to hedge up to 50% of the Trust's production on a boe basis for a period of up to 12 months, and up to 25% of the Trust's production for the next consecutive 12 month period. The Trust's hedging activities secured prices at a level sufficient enough to allow the Trust to increase first quarter 2003 distributions to $0.15 per unit per month.


REVENUE

Revenue, prior to hedging transactions, decreased to $451.9 million in 2002 compared to $516.6 million in 2001. The decrease was primarily due to lower natural gas prices and a minor decline in total production volumes. Hedging losses of $7.0 million in 2002 and $1.0 million in 2001 resulted in production revenue net of hedging losses of $444.8 million in 2002 and $515.6 million in 2001.


NETBACKS

A 2002 operating netback of $16.78/boe compared to $20.15/boe in 2001 reflected the 23% decline in natural gas and natural gas liquids prices and higher operating costs in 2002. Operating costs, net of processing income, increased to $6.45/boe in 2002 up from $5.47/boe in 2001. This increase can primarily be attributed to higher costs on the Trust's non-operated properties as those operators performed maintenance and conducted turnarounds which increased operating costs and temporarily reduced volumes resulting in higher operating costs per boe. The components of operating netbacks are shown below:

NETBACK ($/BOE)                                  2002                   2001
--------------------------------------------------------------------------------
Market Price                                    29.19                  32.82
Cash hedging (loss)                             (0.61)                 (1.26)
Non-cash hedging gain                            0.15                   1.20
--------------------------------------------------------------------------------
Selling Price                                   28.73                  32.76
Royalties                                       (5.50)                 (7.14)
Operating Costs                                 (6.45)                 (5.47)
--------------------------------------------------------------------------------
Netback                                         16.78                  20.15
================================================================================

RECYCLE RATIO

A key indicator of profitability in the oil and gas sector is the recycle ratio, which is defined as the operating netback divided by the three-year average finding, development and acquisition costs ("FD&A"). ARC's recycle ratio continues to be one of the highest in the industry.

RECYCLE RATIO                                   2002                    2001
--------------------------------------------------------------------------------
Netback ($/boe)                                 16.78                   20.15
Three-Year average FD&A ($/boe)                  8.21                    6.94
Recycle Ratio                                     2.0                     2.9
Inception-to-date FD&A ($/boe)                   6.59                    6.32
Recycle Ratio                                     2.5                     3.2
================================================================================


GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative ("G&A") expenses, net of overhead recoveries on operated properties, increased in 2002 to $15.4 million ($0.99/boe) from $11.8 million ($0.75/boe) in 2001. The increase in G&A was due primarily to hiring additional staff and changes to ARC's employee benefits program. This results in a more complete staff compliment to provide for the Trust's future growth. The Trust's G&A costs per boe are continuously monitored internally by management and are benchmarked against other comparable sized Trusts. The Trust did not capitalize any G&A in 2002 or 2001.


INTERNALIZATION OF MANAGEMENT CONTRACT

On August 29, 2002, the Trust eliminated the external management contract and related fees through the purchase of ARC Resources Management Ltd. ("ARML" or the "Manager").

Two assets were acquired in this transaction; a future cash flow equal to three per cent of net operating income, and the direct hiring of existing management and approximately 135 employees of the Manager. ARC has accounted for this transaction by capitalizing the amount that relates to the three per cent of net operating income (based upon an independent reserve evaluation) of ARC's established reserves on a produce-out basis over the remaining five year term of the management contract, and retention bonuses to be paid out over the next five years to senior management. The remainder, which was expensed, consists of the purchase of the three per cent revenue stream over and above the existing established reserves for the next five years and future acquisition and disposition fees.

The purchase price includes an obligation to pay $5.0 million of future retention bonuses to senior management. The bonuses will be paid out in equal amounts over a five year period if the officer stays employed by the Trust. In the event of a departure of any officer, future bonus payments will be forfeited to the benefit of the Trust. The $1.0 million current portion of the bonus is included in accounts payable and accrued liabilities. The remaining $4.0 million has been set up as a long-term liability.

The total purchase price of $55.9 million was paid for with cash, exchangeable shares and trust units. The exchangeable shares and trust units are subject to escrow and forfeiture provisions for most of the shareholders of ARML. The provisions were put in place to ensure management and staff remain employees of ARC and continue to add value for the Trust and its unitholders (see note 5 to the Financial Statements for additional information).

The Manager received a management fee of three per cent of net operating income, which amounted to $5.2 million or $0.33 per boe for the period ended August 29, 2002 compared to $8.8 million or $0.56 per boe for the year ended December 31, 2001.

INTEREST EXPENSE

Interest expense decreased to $12.6 million in 2002 from $17.1 million in 2001 as a result of a lower monthly average debt balance and lower interest rates. Long-term debt was reduced in May with net proceeds of $114.5 million from the issue of 10.0 million trust units. Interest expense was minimized over the course of the year by financing debt through the issuance of lower cost bankers' acceptances as opposed to borrowing at the prevailing bank prime interest rates.


FOREIGN CURRENCY GAINS AND LOSSES

ARC has $65 million in US denominated long-term debt that is subject to changes in the Canadian/U.S. dollar exchange rate. The unrealized gains and losses associated with the fluctuations in the exchange rate are now recorded in income based upon change in foreign exchange rates between reporting periods.(see note 3 to the Financial Statements for additional information).

Prior to 2002, unrealized foreign exchange gains and losses were deferred and amortized over the life of the debt. A new accounting policy effective January 1, 2002 required that such unrealized gains and losses be recorded in income in the period in which they relate rather than be deferred and amortized. As a result of this change in accounting policy, certain 2001 amounts have been restated to reflect the impact of the new accounting policy which was applied retroactively.

In 2002 ARC recorded a foreign exchange gain of $607,000 compared to a loss of $3,297,000 in 2001.


TAXES

Capital taxes paid or payable by ARC, based on debt and equity levels at the end of the year, amounted to $1.4 million in 2002 versus $1.8 million in 2001.

As a result of the Startech acquisition in 2001, a future income tax liability of $203 million was recorded on the balance sheet in accordance with Canadian Generally Accepted Accounting Principles ("Canadian GAAP" or "GAAP". This liability was initially recorded by multiplying the corporate tax rate of approximately 44% by the difference between the purchase price of the Startech assets and the amount of tax pools at the date of the acquisition. In the Trust's structure, payments are made between ARC Resources and the Trust transferring both income and future tax liability from ARC Resources to the individual unitholders. Therefore, it is the opinion of management that no cash income taxes will be paid by ARC Resources in the future and as such the future income tax liability recorded on the balance sheet will be recovered through earnings over time. Future income tax recoveries of $30 million in 2002 and $29 million in 2001 have resulted in a remaining future income tax liability of $144 million at December 31, 2002. In 2002, the tax recovery was $1.91/boe ($1.83/boe in 2001) for an effective net depletion, depreciation and amortization rate ("DD&A") of $8.54/boe ($8.66/boe in 2001).

At year-end 2002, the Trust has approximately $765 million ($657.4 million in 2001) in income tax pools, which will be utilized to reduce the taxable portion of future cash distributions. In addition, ARC Resources has approximately $210 million ($203.6 million in 2001) of income tax pools as at December 31, 2002, which will be utilized to minimize, and potentially eliminate, future corporate income taxes.

DEPLETION, DEPRECIATION AND FUTURE SITE RECLAMATION EXPENSES

The 2002 depletion, depreciation and amortization (DD&A) rate decreased slightly to $10.45/boe from $10.49/boe in 2001. The DD&A rate includes a provision for future site reclamation and abandonment of $0.69/boe in 2002 compared to $0.59/boe in 2001. The decrease in the DD&A rate in 2002 reflects the impact of 2002 drilling results and the positive year-over-year reserve revisions as determined by the Trust's independent oil and gas reserves evaluators. Assets to be depleted were increased by future development costs of $190.1 million and reduced by $12.6 million for the estimated future net realizable value of production equipment and $19.7 million for the value of unproven properties.


CAPITAL EXPENDITURES

Total capital expenditures including acquisitions aggregated $207 million in 2002 ($625 million in 2001). Of the total, $88 million was incurred on development drilling, geological, geophysical and facilities expenditures as ARC continues to develop its asset base, and $119 million of net acquisitions. Total reserve acquisition and development costs for 2002 were $9.27/boe compared to $9.75/boe in 2001. A breakdown of capital expenditures by category is shown below:

                                                            2002      2001
--------------------------------------------------------------------------------
CAPITAL EXPENDITURES ($ THOUSANDS):
Geological and geophysical                                  1,966     2,215
Development drilling                                       70,074    73,147
Plant and facilities                                       14,357    22,970
Other capital                                               1,881     3,886
Producing property net acquisitions (1)                   119,113   522,659
--------------------------------------------------------------------------------
Total capital expenditures                                207,391   624,877
--------------------------------------------------------------------------------
ESTABLISHED RESERVES (MBOE):
Net change in established reserves after production         6,875    48,344
Annual production                                          15,485    15,736
--------------------------------------------------------------------------------
Annual established reserve additions                       22,360    64,080
--------------------------------------------------------------------------------
FINDING, DEVELOPMENT AND ACQUISITION COSTS (2) ($/BOE):
Current year                                                 9.27      9.75
Three year rolling average                                   8.21      6.94
Cumulative since inception                                   6.59      6.32
================================================================================
(1)  value is net of post-closing adjustments
(2) finding, development and acquisition costs ("FD&A") based on established reserves


The Board of Directors of ARC Resources has approved a capital budget for 2003 of $115 million. This budget ranks individual projects to allow for revisions during the year in the event the Trust acquires additional properties with associated development opportunities, or there is a change in the business environment which may result in the acceleration or delay of certain expenditures.

ABANDONMENTS

ARC takes a proactive approach to environmental issues and abandonments and reclamation of associated well and facility sites as required. ARC annually carries out a program to abandon and reclaim wells and facilities, which have reached the end of their economic lives. ARC has established a reclamation fund into which $4.8 million cash and interest income was contributed during the year ($4.1 million in 2001). During 2002, $3.0 million of actual abandonment costs were incurred of which $2.0 million was funded out of the reclamation fund balance. At December 31, 2002 there was a fund balance of $12.9 million. This fund, invested in money market instruments, is established to provide for future abandonment liabilities. Future contributions are currently set at approximately $4.0 million per year in order to provide for the total estimated future abandonment and site reclamation costs. ARC has been active in improving the quality of its oil and gas reserve base by purchasing properties and then selling, smaller lower quality reserves which tend to have a shorter reserve life and therefore a shorter time period to the eventual abandonment of the property. This practice will continue in the future in order to mitigate actual future abandonment costs.


CAPITALIZATION AND FINANCIAL RESOURCES

As at December 31, 2002 the Trust had a working capital deficiency of $10.1 million compared to a working capital balance of $5.8 million as at December 31, 2001. The 2002 year end working capital deficit is a result of normal operating conditions in periods when the Trust incurs significant capital expenditures. ARC participated in significant capital expenditures near the end of the year resulting in accrued capital expenditures of $21.6 million at December 31, 2002.

Total debt outstanding at December 31, 2002 was $338 million, which includes bank debt of $235 million and US$65 million (CDN$102.7 million) of Senior Secured Notes. ARC's oil and gas properties secure the debt. The Trust's debt increased by $71 million on December 23, 2002 with the closing of the acquisition of properties in the Ante Creek and Brown Creek areas, resulting in the available line of credit as at December 31, 2002 being reduced to $62 million with total available credit lines of $400 million. The Trust has proceeded with its annual credit review with its lenders with a view of increasing its credit lines from $400 million based upon the increase in the Trust's reserves from 178 mmboe to 185 mmboe.

The Trust's lending facilities consist of bilateral agreements with four Canadian chartered banks and one U.S. insurance company. In 2002, the Trust borrowed an additional US$30 million in senior secured notes at a 4.94% interest rate with an eight year term (six year average life) increasing the total U.S. denominated debt of the Trust to US$65 million. As the Trust's major revenue stream is tied to the value of oil in the United States the Trust has chosen to borrow approximately one-third of its debt in U.S. dollars. Similarly the Trust now has one-third of its debt locked in at fixed interest rates averaging 6.6 per cent and the remaining two-thirds floating based upon Canadian banker's acceptance rates plus a bank stamping fee.

The Trust's current plans are to finance the approved 2003 capital budget of $115 million with a combination of cash flow, debt, and equity by issuing units from treasury.

End-of-year 2002 net debt to total capitalization was 18.8 per cent (17.6 per cent in 2001) and debt to cash flow payout was approximately 1.6 years (1.1 years in 2001) based upon cash flow from operations of $224 million and net debt of $348 million.

($ thousands except per unit and per cent amounts)                        2002           2001
-------------------------------------------------------------------------------------------------
Bank debt                                                               337,728        294,489
Less:  Working capital (deficiency)                                     (10,067)         5,805
-------------------------------------------------------------------------------------------------
Net debt obligations                                                    347,795        288,694
Units outstanding and issuable for exchangeable shares (thousands)      126,444        111,693
Market price at end of period                                        $    11.90     $    12.10
ARC market capitalization                                             1,504,684      1,351,485
Total capitalization                                                  1,852,479      1,640,169
=================================================================================================
Net debt as a percentage of total capitalization                           18.8%          17.6%
-------------------------------------------------------------------------------------------------
Net debt obligations                                                    347,795        288,694
-------------------------------------------------------------------------------------------------
Cash flow                                                               223,969        260,270
-------------------------------------------------------------------------------------------------
Net debt to cash flow                                                       1.6            1.1
=================================================================================================


Currently several Canadian conventional oil and gas trusts have obtained stock exchange listings in the United States in order to make their trust units more accessible to US investors. We are monitoring this situation and at this time have chosen not to pursue a US listing. The Trust is a reporting company with the Securities and Exchange Commission ("SEC") in the United States and electronically files its financial statements and other disclosures as required with the SEC for the benefit of current and potential unitholders residing in the United States.


UNITHOLDERS' EQUITY

ARC's total capitalization increased 12 per cent to $1.9 billion during 2002 with the market value of trust units representing 81 per cent of total capitalization. During 2002 the market price of the Trust units traded in a fairly narrow range of $11.11 to $13.29 with an average daily trading volume of 305,000 units per day.

In May 2002, ARC completed an equity financing which raised $120.5 million of gross proceeds ($114.3 million net) on the issuance of 10.0 million trust units at $12.05 per trust unit. The proceeds were used to reduce existing debt levels on an interim basis and to partially fund 2001 and 2002 capital expenditures.

In conjunction with the Startech acquisition which occurred in January of 2001, ARC Resources issued Exchangeable Shares ("ARL Exchangeable Shares") which were listed on the TSX under the symbol "ARX". The Exchangeable Shares can be converted, at the option of the shareholder, into trust units. The number of trust units issuable upon conversion is based on the exchange ratio in effect at the conversion date. The exchange ratio is calculated monthly based on the cash distribution paid divided by the ten day weighted average price preceding the record date. The Exchangeable Shares are not eligible for monthly cash distributions. As at December 31, 2002, there were 637,167 ARL Exchangeable Shares outstanding (914,775 in 2001) at an exchange ratio of 1.3135. In addition, a new series of Exchangeable Shares (ARML Exchangeable Shares) were issued by a subsidiary of the Trust in conjunction with the purchase of the Manager and internalization of the management contract on August 29, 2002. The new series of Exchangeable Shares are not publicly traded. As at December 31, 2002, 2,206,409 ARML Exchangeable Shares were outstanding with a year-end exchange ratio of 1.04337.

Unitholders electing to reinvest distributions or make optional cash payments to acquire trust units from treasury under the Distribution Reinvestment Incentive Plan (DRIP) resulted in an additional 242,496 trust units being issued in 2002 at an average price of $12.15 raising a total of $3.0 million. In 2001, 57,117 trust units were issued under the DRIP program at an average price of $11.38 per trust unit.

During 2002, as part of ARC's long-term incentive plan, 1,334,072 trust unit incentive rights (1,509,517 rights in 2001) were issued to office and field employees, long-term consultants and independent directors at prices ranging from $11.47 to $12.80 per trust unit ($10.49 to $12.70 in 2001). The exercise price of the rights is adjusted downward over time by the amount, if any, that annual distributions exceed 10 per cent of the net book value of property, plant and equipment. The rights have a five-year term and vest equally over three years from the date of grant. Rights to purchase 3,040,925 trust units at an average adjusted exercise price of $10.64 were outstanding at December 31, 2002. These rights have an average remaining contractual life of 3.6 years and expire at various dates to December 2007. Of the rights outstanding at December 31, 2002, 599,608 were exercisable at that time.


CASH DISTRIBUTIONS

Total cash distributions of $1.56 per trust unit were made in fiscal year 2002 ($2.31 in 2001) for total cumulative distributions since inception of $688.9 million ($10.64 per Trust unit). This distribution level was achieved after the deduction of $35.6 million (16% of cash flow) to fund capital expenditures in accordance with ARC's distribution policy to withhold up to 20% of cash flow, net of the reclamation fund contributions, to fund capital expenditures. The actual amount withheld is dependent on the commodity price environment and is at the discretion of the Board of Directors. This holdback policy differs among the conventional oil and gas trusts. ARC believes it is essential to focus on production replacement activities partially funded by cash flow in order to enhance long-term unitholder returns.

Monthly cash distributions for the first quarter of 2003 were set at $0.15 per trust unit subject to review based on commodity price fluctuations. Revisions, if any, to the monthly distribution are normally announced on a quarterly basis in the context of prevailing and anticipated commodity prices at that time. During periods of volatile commodity prices, the Trust may vary the distribution rate monthly. Any differences between cash available for distribution and actual cash distributions in any quarter are adjusted for in the ensuing quarter's monthly distribution.

HISTORICAL DISTRIBUTIONS BY CALENDAR YEAR

($)                     DISTRIBUTIONS           TAXABLE        RETURN OF CAPITAL
--------------------------------------------------------------------------------

CALENDAR YEAR

2003                         0.13 (1)             0.08 (1)           0.05
2002                         1.58                 1.07 (2)           0.51 (2)
2001                         2.41                 1.64               0.77
2000                         1.86                 0.84               1.02
1999                         1.25                 0.26               0.99
1998                         1.20                 0.12               1.08
1997                         1.40                 0.31               1.09
1996                         0.81                   --               0.81
--------------------------------------------------------------------------------
CUMULATIVE                  10.64                 4.32               6.32
--------------------------------------------------------------------------------
(1) based on estimated taxable portion of 60 to 70 per cent for 2003 distributions
(2)  based on taxable portion of 68 per cent for 2002 distributions

TAXATION OF CASH DISTRIBUTIONS

Cash distributions are comprised of a return of capital portion (tax deferred) and a return on capital portion (taxable). For cash distributions received by a Canadian resident, outside of a registered pension or retirement plan in the 2002 taxation year, the split between the two is 68 per cent taxable with the remaining 32 per cent being tax deferred. For a more detailed breakdown, please visit our website at www.arcresources.com.

For 2003, ARC estimates that 60 to 70 per cent of cash distributions may be taxable; 30 to 40 per cent may be return of capital and used to reduce a unitholder's cost base on trust units held. Actual taxable amounts will be dependent on commodity prices experienced throughout the year.

The exchangeable shares of ARC Resources Ltd. ("ARL"), a corporate subsidiary of the Trust, may provide a more tax-effective basis for investment in the Trust. The ARL exchangeable shares are traded on the TSX under the symbol "ARX" and are convertible into trust units, at the option of the shareholder, based on the current exchange ratio. The exchangeable shareholders are not eligible to receive monthly cash distributions, however the exchange ratio increases on a monthly basis by an amount equal to the current month's trust unit distribution divided by the 10 day weighted average trading price of the trust units at the end of each month. The gain realized as a result of the monthly increase in the exchange ratio is taxed as a capital gain rather than income and is therefore subject to a lower effective tax rate. Tax on the exchangeable shares is deferred until the exchangeable share is sold or converted into a trust unit.


2002 DISTRIBUTIONS BY MONTH

                                           TAX DEFERRED AMOUNT      TOTAL
($)                        TAXABLE AMOUNT  (RETURN OF CAPITAL)   DISTRIBUTION
--------------------------------------------------------------------------------

PAYMENT DATE

January 15, 2002                0.1020           0.0480              0.15
February 15, 2002               0.0884           0.0416              0.13
March 15, 2002                  0.0884           0.0416              0.13
April 15, 2002                  0.0884           0.0416              0.13
May 15, 2002                    0.0884           0.0416              0.13
June 17, 2002                   0.0884           0.0416              0.13
July 15, 2002                   0.0884           0.0416              0.13
August 15, 2002                 0.0884           0.0416              0.13
September 16, 2002              0.0884           0.0416              0.13
October 15, 2002                0.0884           0.0416              0.13
November 15, 2002               0.0884           0.0416              0.13
December 16, 2002               0.0884           0.0416              0.13
--------------------------------------------------------------------------------
TOTAL                           1.0744           0.5056              1.58 (1)
--------------------------------------------------------------------------------
(1)  Total is based upon cash distributions paid during 2002

ASSESSMENT OF BUSINESS RISKS

The ARC management team is focused on long-term strategic planning and has identified the following items as risks and in certain cases opportunities associated with the Trust's business: (a) operational risk associated with the production of oil and natural gas; (b) reserve risk in respect to the quantity and quality of recoverable reserves; (c) market risk relating to the availability of transportation systems to move the product to market; (d) commodity risk as oil and natural gas prices fluctuate due to market forces; (e) financial risks such as the Canadian/US dollar exchange rate, interest rates and debt service obligations; (f) environmental and safety risks associated with well and production facilities; and (g) changing government royalty legislation, income tax laws and incentive programs relating to the oil and gas industry.

The Trust's policies and procedures to mitigate these risks include to: (a) acquire mature production to reduce technical uncertainty; (b) acquire long life reserves to ensure more stable production and to reduce the economic risks associated with commodity price cycles; (c) maintain a low cost structure to maximize product netbacks; (d) diversify properties to mitigate individual property risk; (e) seek to maintain a relatively balanced commodity exposure;
(f) subject all property acquisitions to rigorous review; (g) closely monitor pricing trends and develop a mix of contractual arrangements for the marketing of products with creditworthy counterparties; (h) maintain a hedging program to hedge commodity prices and foreign currency rates with creditworthy counter parties; (i) continuously retain the services of technical experts when required; (j) ensure strong third-party operators for non-operated properties;
(k) adhere to the Trust's safety program and keep abreast of current operating practices; (l) carry insurance to cover losses and business interruption; and
(m) establish and build cash resources to pay for future abandonment and site restoration costs.

Below is a table that shows sensitivities to pre-hedging cash flow with operational changes and changes to the business environment:

--------------------------------------------------------------------------------
                                                            CHANGE TO CASH FLOW
--------------------------------------------------------------------------------
                                                CHANGE      $000'S      $/UNIT
BUSINESS ENVIRONMENT
--------------------------------------------------------------------------------
Price per Barrel of Oil (US$ WTI)               $1.00       10,500      $ 0.08
--------------------------------------------------------------------------------
Price per Mcf of Natural Gas (CDN$ AECO)        $0.10        3,200      $ 0.02
--------------------------------------------------------------------------------
US CDN Exchange Rate                            $0.01        3,400      $ 0.02
--------------------------------------------------------------------------------
Interest Rate on Debt                             1.0%       2,500      $ 0.02
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
OPERATIONAL
--------------------------------------------------------------------------------
Oil Production Volume - 100 bbl/d                 0.5%         800      $ 0.01
--------------------------------------------------------------------------------
Gas Production Volumes - 1 mmcf/d                 0.9%       1,400      $ 0.01
--------------------------------------------------------------------------------
Operating Exenses per $/Boe                      10.0%       8,900      $ 0.06
--------------------------------------------------------------------------------
General & Administrative Expenses per Boe        10.0%       1,500      $ 0.01
--------------------------------------------------------------------------------

The Trust is continually evaluating potential acquisitions with all acquisitions in excess of $10 million subject to Board approval. The Trust's business plan could result in multiple acquisitions in one fiscal year. As the nature of acquisitions in the energy business is usually by a competitive bid process we cannot predict whether or not the Trust will execute any acquisitions in the future. The Trust's scope of acquisitions being evaluating encompasses energy assets, including conventional oil and gas assets, oil sands interests, electricity or power generating assets and pipeline, gathering and transportation assets.

The management of the Trust has financed the purchase of conventional oil and gas assets in the past primarily by the issue of trust units and has ensured the Trust's financial ratios are comparable to other similar organizations. If the Trust acquired energy assets other than conventional oil and gas assets it would review alternatives for financing such acquisitions which may result in a higher use of debt but with the view of having the Trust's debt to total capitalization being comparable to similar sized organizations with the similar mix of assets.

MANAGEMENT AND FINANCIAL REPORTING SYSTEMS

The Trust has continuously evolved and documented its management and internal reporting systems to provide assurance that accurate, timely internal and external information is communicated to users.

The Trust's financial and operating results incorporate certain estimates including:

         a) estimated revenues, royalties and operating costs on production as at a specific reporting date but for which actual revenues and costs have not yet been received;

         b) estimated capital expenditures on projects which are in progress; and

         c) estimated depletion, depreciation and amortization and reported FD&A costs which are based on estimates of oil and gas reserves that the Trust expects to recover in the future.

The Trust has hired individuals and consultants who have the skill set to make such estimates and ensures individuals or departments with the most knowledge of the activity are responsible for the estimate. Further, past estimates are reviewed and compared to actual results in order to make more informed decisions on future estimates.

ARC's management team's mandate includes the ongoing development of procedures, standards and systems to allow ARC staff to make the best decisions possible and ensuring those decisions are in compliance with the Trust's environmental, health and safety policies.


OUTLOOK

It is the Trust's objective to provide the highest possible long-term returns to unitholders, by focusing on the key strategic objectives of the business plan. This focus has resulted in ARC Energy Trust achieving superior results, since inception in July 1996, by providing unitholders with cash distributions of $10.64 per trust unit and capital appreciation of $1.90 per trust unit for a total return of $12.54 per trust unit.

The key future objectives of the business plan, which is reviewed with the Board of Directors, includes:

         o        Annual reserve replacement;

         o Ensuring acquisitions are strategic and enhance unitholder returns;

         o Controlling costs - FD&A costs, operating costs and G&A expenses;

         o Actively hedging a portion of the Trust's production to enhance long-term returns and stabilize distributions;

         o        Conservative utilization of debt;

         o Continuously develop the expertise of our staff and hiring and retaining the best in the industry;

         o Building business relationships so as to be viewed as fair and equitable in all business dealings;

         o        Promoting the use of proven and effective technologies;

         o Being an industry leader in the environment, health and safety area; and

         o Continuing to actively support local initiatives in the communities in which we operate and live.

In 2002 the Trust was successful in meeting or exceeding all of the above objectives and will continue to focus on and closely monitor these core objectives in 2003 and beyond.

SCHEDULE 1
ANNUAL HISTORICAL REVIEW
YEARS ENDED DECEMBER 31


($ thousands, except per unit and volume amounts)               2002        2001       2000       1999       1998
-----------------------------------------------------------------------------------------------------------------
FINANCIAL

 Revenue before royalties                                    444,835     515,596    316,270    155,191     67,124

      Per unit (1)                                          $   3.72    $   5.05   $   4.97   $   3.34   $   2.62

 Cash flow                                                   223,969     260,270    179,349     80,814     30,040

      Per unit (1)                                          $   1.87    $   2.55   $   2.82   $   1.74   $   1.17

 Net income loss (5)                                          67,893     138,202    110,872     29,835    (14,093)

      Per unit (1)                                          $   0.57    $   1.36   $   1.74   $   0.64   $  (0.55)

 Cash distributions                                          183,617     234,053    128,958     63,773     30,724

      Per unit (2)                                          $   1.56    $   2.31   $   2.01   $   1.35   $   1.20

 Working capital (deficit)                                   (10,067)      5,805      6,339     15,761     (1,688)

 Long-term debt                                              337,728     294,489    115,068    141,000     72,499

 Weighted average trust units and exchangeable shares (3)    119,613     101,979     63,681     46,480     25,604
 Trust units and units issuable for exchangeable shares

      at end of period (4)                                   126,444     111,692     72,524     53,607     25,604

OPERATING

 Production                                                   42,425      43,111     27,355     22,172     12,737

       Crude oil (bbl/d)                                      20,655      20,408     11,528      8,408      4,439

       Natural gas (Mmcf/d)                                    109.8       115.2       77.2       66.5       37.7

       Natural gas liquids (bbl/d)                             3,479       3,511      2,965      2,687      2,018

 Average prices

       Crude oil ($/bbl)                                       31.63       31.70      36.74      24.85      18.99

       Natural gas ($/Mcf)                                      4.41        5.72       4.48       2.54       1.93

       Natural gas liquids ($/bbl)                             24.01       31.03      31.52      17.43      13.17

       Oil equivalent ($/Boe)                                  28.73       32.76      31.59      19.15      14.41

 Established (proved plus risked probable) reserves

       Crude oil and NGL (Mbbl)                              117,241     114,243     82,419     59,712     35,034

       Natural gas (Bcf)                                       408.8       385.5      286.4      241.0      121.9

       Total (Mboe)                                          185,371     178,496    130,147     99,879     55,351

TRUST UNIT TRADING
(based on daily closing price)
Unit Prices ($)

       High                                                 $  13.29    $  13.50   $  12.15   $   9.25   $  11.40

       Low                                                  $  11.11    $  10.41   $   8.45   $   6.15   $   6.10

       Close                                                $  11.90    $  12.10   $  11.30   $   8.75   $   6.15

Daily average trading volume (thousands)                         305         414        155         68         32
-----------------------------------------------------------------------------------------------------------------

(1)  based on weighted average trust units and exchangeable shares

(2)  based on number of trust units outstanding at each cash distribution date

(3)  includes trust units issuable for outstanding exchangeable shares based on the period average exchange ratio

(4)  natural gas converted at 6:1

(5)  2001 net income and net income per unit have been restated for the retroactive change in accounting policy for deferred foreign exchange translation

-----------------------------------------------------------------------------------------------------------------

SCHEDULE 2
QUARTERLY HISTORICAL REVIEW

                                                                        2002                                           2001
                                                    ---------------------------------------- ---------------------------------
($ thousands, except per unit and volume amounts)         4Q         3Q        2Q        1Q        4Q        3Q        2Q        1Q
-----------------------------------------------------------------------------------------------------------------------------------
FINANCIAL

Revenue before royalties                             117,639    113,625   112,707   100,864   102,609   116,307   132,287   164,393

      Per unit (1)                                  $   0.93   $   0.91  $   0.98  $   0.90  $   0.94  $   1.12  $   1.29  $   1.77

Cash flow                                             61,495     56,603    56,677    49,194    49,032    54,479    67,478    89,281

      Per unit (1)                                  $   0.49   $   0.45  $   0.49  $   0.44  $   0.45  $   0.53  $   0.66  $   0.96

Net income (loss) (5)                                 27,596     (3,505)   28,831    14,970    12,763    30,349    42,119    52,971

      Per unit (1)                                  $   0.22   $  (0.03) $   0.25  $   0.13  $   0.12  $   0.29  $   0.41  $   0.57

Cash distributions                                    48,060     47,644    44,684    43,229    48,537    60,813    65,938    58,765

      Per unit (2)                                  $   0.39   $   0.39  $   0.39  $   0.39  $   0.45  $   0.60  $   0.66  $   0.60

Working capital (deficit)                            (10,067)       330     3,690     3,625     5,805        --     3,617     9,978

Long-term debt                                       337,728    271,203   213,364   316,446   294,489   338,135   287,012   280,837

Weighted average units (thousands) (3)               126,370    124,794   115,235   111,838   108,585   103,449   102,942    92,941

Units outstanding at year-end (4)                    126,444    126,270   122,359   111,957   111,692   103,523   103,249   102,692

OPERATING
Production

       Crude oil (bbl/d)                              20,256     20,809    20,366    21,196    20,753    20,066    20,202    20,614

       Natural gas (Mmcf/d)                            109.2      109.1     106.9     113.9     117.5     109.5     112.8     120.9

       Natural gas liquids (bbl/d)                     3,355      3,408     3,527     3,631     3,706     3,740     3,090     3,502

       Total (Boe/d)                                  41,808     42,394    41,713    43,805    44,034    42,056    42,097    44,271

Average prices

       Crude oil ($/bbl)                               30.20      33.68     32.40     30.22     27.33     33.27     33.79     32.57

       Natural gas ($/Mcf)                              5.26       4.11      4.67      3.61      4.04      4.45      5.86      8.45

       Natural gas liquids ($/bbl)                     27.49      25.23     23.38     20.17     22.20     29.61     35.95     38.12

       Oil equivalent ($/Boe)                          30.58      29.13     29.69     25.58     25.31     30.05     34.53     41.26
(based on daily closing price)

TRUST UNIT TRADING
Prices ($)

       High                                            12.63      12.90     13.29     13.14     12.10     12.59     13.50     11.89

       Low                                             11.11      11.86     11.87     11.45     10.49     10.41     10.85     11.00

       Close                                           11.90      12.80     12.77     13.14     12.10     10.61     11.55     11.24

Daily average trading volume (thousands)                 269        256       252       446       316       391       447       499
-----------------------------------------------------------------------------------------------------------------------------------

(1)  based on weighted average trust units and exchangeable shares

(2)  based on number of trust units outstanding at each cash distribution date

(3)  includes trust units issuable for outstanding exchangeable shares based on the period average exchange ratio

(4)  natural gas converted at 6:1

(5)  2001 quarterly net income and net income per unit have been restated for the retroactive change in accounting policy for deferred foreign exchange translation

-----------------------------------------------------------------------------------------------------------------------------------

                                ARC ENERGY TRUST



                          2002 ANNUAL INFORMATION FORM



                                  MAY 16, 2003

                                TABLE OF CONTENTS

                                                                            PAGE

GLOSSARY OF TERMS..............................................................1
ARC ENERGY TRUST...............................................................6
   General.....................................................................6
   General Development of the Business.........................................6
BUSINESS OF THE TRUST..........................................................9
   Overview....................................................................9
   Structure of the Trust......................................................9
   Management Policies and Acquisition Strategy...............................10
   Cash Distributions of Distributable Income and Distribution Policy.........11
   Entitlement to Alberta Royalty Credits.....................................12
   Potential Acquisition......................................................12
DESCRIPTION OF PROPERTIES.....................................................12
   Principal Properties.......................................................13
OIL AND GAS RESERVES..........................................................16
   Reconciliation of Reserves.................................................21
OTHER INFORMATION ABOUT THE PROPERTIES........................................22
   Undeveloped Lands..........................................................22
   Oil and Gas Wells..........................................................22
   Production History.........................................................23
   Drilling History...........................................................23
   Capital Expenditures.......................................................24
   Netback History............................................................24
   Future Commitments.........................................................24
   Marketing Arrangements.....................................................25
   Acquisitions and Dispositions..............................................26
RECENT DEVELOPMENTS...........................................................26
   Acquisition of Star Oil & GAS Ltd..........................................26
   Amendments to Trust Indenture..............................................36
   Exchangeable Share Reorganization..........................................37
SHARE CAPITAL OF ARC RESOURCES................................................38
   Common Shares..............................................................38
   ARC Resources Exchangeable Shares..........................................38
   Second Preferred Shares....................................................40
SHARE CAPITAL OF ARML.........................................................40
OTHER INFORMATION RESPECTING ARC RESOURCES AND ARC SASK.......................40
   Additional Properties......................................................40
   Capital Expenditures.......................................................41
   Deferred Purchase Price Obligation.........................................41
   Borrowing..................................................................41
   Escrow Agreements..........................................................42
   Environmental Obligations - Reclamation Fund...............................43
   Insurance..................................................................43
   Retention Bonuses and Executive Employment Agreements......................43
INFORMATION RELATING TO THE TRUST.............................................44
   Trust Units................................................................44
   Special Voting Unit........................................................44
   the Trust Indenture........................................................44
   Trustee....................................................................44
   Future Offerings...........................................................45
   Meetings and Voting........................................................45
   Management of the Trust....................................................45

   ARC Financial Advisory Agreement...........................................46
   Special Debenture..........................................................46
   Underlying Debentures......................................................50
   Limitation On Non-resident Ownership.......................................56
   Right of Redemption........................................................56
   Termination of the Trust...................................................57
   Reporting to Unitholders...................................................57
   Distribution Reinvestment and Optional Trust Unit Purchase Plan............58
   Unitholder Rights Protection Plan..........................................58
CORPORATE GOVERNANCE..........................................................60
   General....................................................................60
   Trust Indenture............................................................60
   Decision Making............................................................60
   Board of Directors of ARC Resources........................................61
THE MANAGER...................................................................62
   Management Agreement.......................................................62
   Compensation...............................................................62
CONFLICTS OF INTEREST.........................................................63
SELECTED CONSOLIDATED FINANCIAL INFORMATION...................................64
DISTRIBUTIONS TO UNITHOLDERS..................................................64
MANAGEMENT'S DISCUSSION AND ANALYSIS..........................................64
   Environmental Regulation...................................................65
   Quarterly Financial Information............................................66
MARKET FOR SECURITIES.........................................................66
RISK FACTORS..................................................................66
   Purchase of Royalties......................................................66
   Reserve Estimates..........................................................67
   Volatility of Oil and Natural Gas Prices...................................67
   Changes in Legislation.....................................................67
   Investment Eligibility.....................................................67
   Operational Matters........................................................68
   Expansion of Operations....................................................68
   Acquisitions...............................................................68
   Environmental Concerns.....................................................68
   Debt Service...............................................................69
   Delay in Cash Distributions................................................69
   Reliance On Management.....................................................69
   Depletion of Reserves......................................................69
   Net Asset Value............................................................70
   Additional Financing.......................................................70
   Competition................................................................70
   Return of Capital..........................................................70
   Limited Redemption Right...................................................70
   Nature of Trust Units......................................................71
   Unitholder Limited Liability...............................................71

ADDITIONAL INFORMATION........................................................72

APPENDIX "A"    -   CONSOLIDATED FINANCIAL STATEMENTS OF STAR OIL & GAS LTD.
APPENDIX "B"    -   PRO FORMA FINANCIAL STATEMENTS OF THE TRUST

ABBREVIATIONS

bbl      barrel                                   mbbl     one thousand barrels
bbl/d    barrels per day                          mboe     one thousand barrels of oil
                                                           equivalent
bcf      billion cubic feet                       mcf      one thousand cubic feet
boe      barrels of oil equivalent                mcf/d    one thousand cubic feet per day
         converting 6 mcf of
         natural gas or one barrel of
         natural gas liquids to one barrel
         of oil equivalent
boe/d    barrels of oil equivalent per day        mlt      thousand of long tons
lt       long tons                                mmbbl    one million barrels
lt/d     long tons per day                        MMBTU    one million British Thermal Units
                                                  mmcf     one million cubic feet
                                                  mmcf/d   one million cubic feet per day
                                                  $MM      one million dollars

CONVERSIONS

The following table sets forth certain standard conversions between Standard Imperial Units and the International System of Units (or metric units).

    TO CONVERT FROM            TO                     MULTIPLY BY
    ---------------            --                     -----------
    cubic metres               cubic feet             35.315
    bbls                       cubic metres           0.159
    cubic metres               bbls                   6.290
    feet                       metres                 0.305
    metres                     feet                   3.281
    miles                      kilometres             1.609
    kilometers                 miles                  0.621
    acres                      hectares               0.4047
    hectares                   acres                  2.471

All dollar amounts set forth in this Annual Information Form are in Canadian dollars, except where otherwise indicated.

ADVISORY

In the interest of providing the Unitholders and potential investors of ARC Energy Trust (the "Trust") with information regarding the Trust and its subsidiaries, including ARC Resources Ltd. ("ARC Resources"), including management's assessment of the Trust's future plans and operations, this Annual Information Form contains forward-looking information that represents the Trust's internal projections, expectations, estimates or beliefs concerning, among other things, future operating results and various components thereof or the Trust's future economic performance. The projections, expectations, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties which may cause the Trust's actual performance and financial results in future periods to differ materially from any projections, expectations, estimates and beliefs of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, such risk and uncertainties described in this Annual Information Form and in documents incorporated by reference into this Annual Information Form and the Trust's other reports and filings with the Canadian securities authorities. Accordingly, shareholders and potential investors are cautioned that events or circumstances could cause actual results to differ materially from those predicted.

NEITHER THE TRUST NOR ARC RESOURCES UNDERTAKES ANY OBLIGATIONS TO PUBLICLY REVISE THESE FORWARD-LOOKING STATEMENTS TO REFLECT SUBSEQUENT EVENTS OR CIRCUMSTANCES.

                                GLOSSARY OF TERMS

In this Annual Information Form, the following terms shall have the meanings set forth below, unless otherwise indicated:

"AFFILIATE" and "ASSOCIATE" have the respective meanings ascribed thereto in the BUSINESS CORPORATIONS ACT (Alberta);

"ANNUAL MEETING 2003 INFORMATION CIRCULAR" means the Information Circular - Proxy Statement of the Trust dated March 17, 2003 for the annual and special meeting of the Trust held on April 17, 2003;

"ARC ENERGY" means ARC Canadian Energy Ltd., a wholly-owned subsidiary of the Trust;

"ARC RESOURCES EXCHANGE RATIO", at any time and in respect of each ARC Resources Exchangeable Share, was initially equal to one and was 1.37557 as at May 16, 2003, and shall be increased on each Cash Distribution Date between June 1, 2003 and the time as of which the ARC Resources Exchange Ratio is being calculated by an amount, rounded to the nearest five decimal places, equal to a fraction having as its numerator the Distribution, expressed as an amount per Trust Unit, paid on that Cash Distribution Date, and having as its denominator the current market price (10 day weighted average trading price) on the first business day following the Record Date for such Distribution and shall be reduced on each Dividend Record Date between May 16, 2003 and the time as of which the ARC Resources Exchange Ratio is calculated by an amount, rounded to the nearest five decimal places, equal to a fraction having as its numerator the dividend declared on that Dividend Record Date, expressed as an amount per ARC Resources Exchangeable Share, and having as its denominator the current market price on the date that is seven business days prior to that Dividend Record Date;

"ARC RESOURCES EXCHANGEABLE SHARE PROVISIONS" means the rights, privileges, restrictions and conditions attaching to the ARC Resources Exchangeable Shares as set forth in the Articles of ARC Resources;

"ARC FINANCIAL ADVISORY AGREEMENT" means the agreement dated August 28, 2002, among ARC Financial Corporation, ARC Resources, ARML and the Trust;

"ARC RESOURCES" means ARC Resources Ltd., a subsidiary of the Trust;

"ARC RESOURCES EXCHANGEABLE SHARE SUPPORT AGREEMENT" means the amended and restated support agreement dated May 16, 2003 among the Trust, ARC Resources, ARC Subco and Computershare Trust Company of Canada;

"ARC RESOURCES EXCHANGEABLE SHARE VOTING AND EXCHANGE TRUST AGREEMENT" means the amended and restated agreement dated May 16, 2003 among the Trust, ARC Subco, ARC Resources and Computershare Trust Company of Canada;

"ARC RESOURCES EXCHANGEABLE SHARES" means the non-voting exchangeable shares in the capital of ARC Resources;

"ARC SASK." means ARC (Sask.) Energy Trust, a trust formed under the laws of Alberta;

"ARC SUBCO" means 908563 Alberta Ltd., a wholly-owned subsidiary of the Trust;

"ARML" or the "MANAGER" means, as the context requires: (i) the corporation named ARC Resources Management Ltd., all of whose shares were acquired by 980445 Alberta Ltd. on August 28, 2002 pursuant to the Internalization Transaction and which was subsequently amalgamated with its then parent, 980445 Alberta Ltd., a wholly-owned subsidiary of the Trust, on August 29, 2002; or (ii) the corporation named ARC Resources Management Ltd., which corporation is the continuing entity resulting from the amalgamation on August 29, 2002, of 980445 Alberta Ltd. and its then wholly-owned subsidiary, ARC Resources Management Ltd. or (iii) following the Exchangeable Share Reorganization, a wholly-owned subsidiary of ARC Resources, which was subsequently wound up into ARC Resources as of May 16, 2003;

"ARML EXCHANGEABLE SHARES" means non-voting exchangeable shares in the capital of ARML;

"ARML OFFICERS" means Doug J. Bonner, David P. Carey, John P. Dielwart, Susan D. Healy, Steven W. Sinclair and Myron J. Stadnyk;

"ARRANGEMENT" means the business combination of ARC Resources and Startech as described under "ARC Energy Trust - General Development of the Business";

"ARTC" means Alberta Royalty Tax Credit;

"ASSET VALUE" means, for any property at any time, the present worth of all of the estimated pre-tax net cash flow from the Proved Reserves and 50% of the estimated pre-tax net cash flow from the Probable Reserves shown in the most recent engineering report relating to such property, discounted at 15% and using escalating price and cost assumptions;

"CASH DISTRIBUTION DATE" means the date Distributable Income is paid to Unitholders, being the 15th day following any Record Date (or if such day is not a business day, on the next business day);

"DEBT SERVICE CHARGES" means all interest and principal repayments and other costs, expenses and disbursements relating to the borrowing of funds by ARC Resources and ARC Sask. which are attributable to the Properties or which are borrowed from the Trust. See "Other Information Respecting ARC Resources - Borrowing";

"DEFERRED PURCHASE PRICE OBLIGATION" means the ongoing obligation of the Trust to pay to ARC Resources and ARC Sask. an amount equal to 99% of the cost of, or any amount borrowed to acquire, any additional "Canadian resource property" (as defined in the Tax Act) acquired by ARC Resources and ARC Sask. (other than the working, royalty and other interests acquired by ARC Resources pursuant to the Arrangement) and of the cost of, or any amount borrowed to fund, "Canadian Development Expense" and "Canadian Exploration Expense" (both as defined in the Tax Act);

"DISTRIBUTABLE INCOME" means, for any particular period, the Royalties, other income from permitted investments (including the Long Term Notes) and ARTC, if any, received by the Trust less the Trust's share of Crown royalties (other than Crown royalties which are deducted in the computation of the Royalties) and direct expenses of the Trust;

"DISTRIBUTION" means a distribution paid by the Trust in respect of the Trust Units, expressed as an amount per Trust Unit;

"DIVIDEND RECORD DATE" has the meaning given to that term in the ARC Resources Exchangeable Share Provisions;

"ECONOMIC LIFE" means with respect to an oil and gas property, the time remaining before production of Petroleum Substances from the property is forecast to be uneconomic;

"ESCROW AGREEMENTS" means the escrow agreements dated August 28, 2002, among certain holders of Trust Units and ARML Exchangeable Shares, 980445 Alberta Ltd., the Trust and Computershare Trust Company of Canada providing for the escrow of an aggregate of 2,017,782 Trust Units and ARML Exchangeable Shares on the terms described in "Other Information Respecting ARC Resources and ARC Sask.
- Escrow Agreements";

"ESTABLISHED RESERVES" means proved reserves plus probable reserves risked at 50%;

"EXCHANGEABLE SHARE REORGANIZATION" means the transaction encompassing the merger of ARC Resources and ARML as described under "Recent Developments - Exchangeable Share Reorganization";

"EXCHANGEABLE SHARES" means, collectively, the ARC Resources Exchangeable Shares and, where the context requires, the ARML Exchangeable Shares;

"EXCHANGEABLE SHARES TRANSFER AGENT" means Computershare Trust Company of
Canada;

"GENERAL AND ADMINISTRATIVE COSTS" means the amount in aggregate representing all expenditures and costs incurred under the Management Agreement in respect of ARC Resources, the Trust or the Royalties or in the management and administration of ARC Resources, the Trust, ARC Sask., Orion or the Royalties;

"GILBERT" means Gilbert Laustsen Jung Associates Ltd., independent petroleum consultants of Calgary, Alberta;

"GILBERT REPORT" means the report prepared by Gilbert dated January 24, 2003 (as updated by a report dated April 30, 2003 evaluating the impact of ARC Energy Trust's hedge position and utilizing the Gilbert product price forecasts effective April 1, 2003) evaluating the crude oil, natural gas, natural gas liquids and sulphur reserves attributable to the Properties at January 1, 2003;

"INTERNALIZATION TRANSACTION" means the transaction encompassing the indirect purchase by the Trust of all of the ARML shares and related transactions as described under "ARC Energy Trust - General Development of the Business";

"LONG TERM NOTES" means the long term notes issued by ARC Resources to the Trust on January 31, 2001, August 29, 2002 and April 16, 2003. Interest on the notes is payable monthly and the principal is due and payable on December 31, 2016, December 31, 2017 and December 31, 2018, respectively;

"MANAGEMENT AGREEMENT" means the agreement dated July 11, 1996, as amended, between the Manager, ARC Resources and the Trustee for and on behalf of the Trust. See "The Manager - Management Agreement";

"NEW GILBERT REPORT" means the report prepared by Gilbert dated May 12, 2003, evaluating the crude oil, natural gas, natural gas liquids and sulphur reserves at January 1, 2003 attributable to the New Properties utilizing the Gilbert product price forecasts effective April 1, 2003;

"NEW PROPERTIES" means the working interest, royalty and other interests acquired by ARC Resources pursuant to the Star Transaction other than the working, royalty and other interests which were sold pursuant to the Property Dispositions;

"ORION" means Orion Energy Trust, a trust formed under the laws of Alberta;

"PETROLEUM SUBSTANCES" means petroleum, natural gas and related hydrocarbons (except coal) including, without limitation, all liquid hydrocarbons, and all other substances, including sulphur, whether gaseous, liquid or solid and whether hydrocarbon or not, produced in association with such petroleum, natural gas or related hydrocarbons;

"PROPERTIES" means the working, royalty or other interests of ARC Resources and ARC Sask. from time to time in any petroleum and natural gas rights, tangibles and miscellaneous interests, including additional properties which may be acquired by ARC Resources or ARC Sask. at a future date;

"PROPERTY DISPOSITIONS" means the sale by ARC Resources to third parties of certain working, royalty and other interests of Star which was completed immediately following the completion of the Star Transaction as defined in "Recent Developments - Acquisition of Star Oil & Gas Ltd.";

"PROVED RESERVES" and "PROBABLE RESERVES" have the meanings given to those terms under "Oil and Gas Reserves";

"RECORD DATE" means the last business day of each month;

"RESERVE LIFE INDEX" is an index reflecting the theoretical production life of a property if the remaining reserves were to be produced out at current production rates. The index is calculated by dividing the reserves in the selected reserve category at a certain date by the estimated production for the following 12 month period;

"RETENTION BONUSES" means bonuses in the aggregate amount of $5,000,000 declared by the board of directors of ARML on August 28, 2002, to the former ARML Officers;

"ROYALTIES" means, collectively, the royalties payable by ARC Resources and ARC Sask. to the Trust pursuant to the Royalty Agreements which equal 99% of royalty income;

"ROYALTY AGREEMENTS" means, collectively, the agreements regarding the grant of the Royalties made as of July 1, 2002, between each of ARC Resources and ARC Sask. and Computershare Trust Company of Canada, as trustee for and on behalf of the Trust;

"ROYALTY INCOME" in respect of any period for which Royalty Income is calculated for the Royalties means: (a) the amount received in such period in respect of the sale of Petroleum Substances collected from the Properties held by ARC Resources or ARC Sask. (including the share reserved to the Crown) and any other revenue received in such period other than the proceeds from the sale of the Properties; less (b) the following costs and expenses paid in such period: all costs and expenses (including both operating costs and capital costs) in respect of the Properties held by ARC Resources or ARC Sask. (except to the extent that such costs or expenses are funded by borrowing and in the case of capital costs except to the extent designated as Deferred Purchase Price Obligations) including, without limitation, income, capital and other direct taxes in respect of the Properties; Debt Service Charges; net contributions to the reclamation fund; and all other costs and expenses relating to the Properties held by ARC Resources or ARC Sask. Any income derived from the Properties held by ARC Resources or ARC Sask. which are not working interests in "Canadian resource properties" (as defined in the Tax Act) or which do not relate to production from working interests in "Canadian resource properties" or ARTC received by ARC Resources with respect to payment of Crown Royalties, will not be included as Royalty Income and will be used to defray other expenses and capital expenditures of ARC Resources or ARC Sask.;

"SHARE SALE AGREEMENT" means the agreement dated March 31, 2003, among United Energy, LLC, ARC Resources and the Trust pursuant to which ARC Resources agreed to purchase and United Energy, LLC agreed to sell all of the outstanding shares of Star;

"SHAREHOLDER AGREEMENT" means the agreement amended and restated as of January 31, 2001 among ARC Resources, the Manager and the Trustee for and on behalf of Unitholders;

"SPECIAL DEBENTURE" means the special 8% special adjustable convertible subordinated debenture dated April 16, 2003, in the principal amount of $320,000,000 delivered by the Trust pursuant to the Share Sale Agreement in partial payment of the purchase price payable thereunder;

"SPECIAL RESOLUTION" means a resolution passed by a majority of not less than 66 2/3 % of the votes cast, either in person or by proxy, at a meeting of Unitholders, called for the purpose of approving such resolution, or approved in writing by the holders of not less than 66 2/3% of the Trust Units entitled to be voted on such resolution;

"SPECIAL VOTING UNIT" has the meaning set forth in "Information Relating to the Trust - Special Voting Unit";

"STAR" means Star Oil & Gas Ltd.;

"STAR TRANSACTION" means the purchase by ARC Resources of all of the outstanding shares of Star and related transactions pursuant to the Share Sale Agreement as defined in "Recent Developments - Acquisition of Star Oil & Gas Ltd.";

"STARTECH" means Startech Energy Inc.;

"TAX ACT" means the INCOME TAX ACT (Canada) and the regulations thereunder;

"TRUST INDENTURE" means the trust indenture dated May 7, 1996 as amended and restated as of April 10, 2002 between the Trustee and ARC Resources;

"TRUST UNITS" means the units of the Trust, each unit representing an equal undivided beneficial interest therein;

"TRUST" means ARC Energy Trust;

"TRUSTEE" means Computershare Trust Company of Canada, the trustee of the Trust;

"TSX" means The Toronto Stock Exchange;

"UNDERLYING DEBENTURES" means up to $320,000,000 principal amount of 8% adjustable convertible unsecured subordinated debentures due June 30, 2008 issuable on the conversion or deemed exercise of the Special Debenture;

"UNDERLYING DEBENTURE TRUST INDENTURE" means the trust indenture among the Trust, ARC Resources and Computershare Trust Company of Canada dated April 16, 2003 providing for the issue of debentures of the Trust including the Underlying Debentures; and

"UNITHOLDERS" means holders of Trust Units of the Trust.

                                ARC ENERGY TRUST

GENERAL

The Trust is an open-end investment trust created on May 7, 1996 under the laws of the Province of Alberta pursuant to the Trust Indenture. The Trust Indenture has been amended from time to time, the latest material amendments being those set forth in the Annual Meeting 2003 Information Circular, which included an amendment to eliminate the delegation of responsibilities and powers of the Trustee to the Manager and to delegate to ARC Resources all of the matters formerly delegated to the Manager. Computershare Trust Company of Canada has been appointed as trustee under the Trust Indenture. The beneficiaries of the Trust are holders of the Trust Units. The principal and head office of the Trustee is located at Suite 600, 530 - 8th Avenue S.W., Calgary, Alberta, T2P 3S8.

ARC Resources was incorporated under the Business Corporations Act (Alberta) on January 22, 1996 and was amalgamated with Orion Energy Holdings Inc. and Pencor Petroleum Limited on March 31, 1999; amalgamated with Startech and ARC Resources Finance Ltd. on January 31, 2001; amalgamated with its wholly owned subsidiaries, FarPoint Energy Corporation, Erex Inc. and Erewhon Exploration Ltd. on December 31, 2002, and amalgamated with its then wholly-owned subsidiary, Star, on April 16, 2003. All of the issued and outstanding shares of ARC Resources are held by the Trust except for the Exchangeable Shares issued in conjunction with the acquisition of Startech on January 31, 2001 and the Exchangeable Shares issued to the former holders of the ARML Exchangeable Shares pursuant to the Exchangeable Share Reorganization. The business of ARC Resources is the acquisition, development, exploitation, and disposition of all types of petroleum and natural gas and energy related assets, including conventional oil and gas assets, oil sands interests, electricity or power generating assets and pipeline, gathering and transportation assets. The head and principal office of ARC Resources is located at Suite 2100, 440 - 2nd Avenue S.W., Calgary, Alberta, T2P 5E9. As at December 31, 2002 ARC Resources had 184 employees. Additionally, ARC Resources utilized the services of 55 persons on a contract or consulting basis.

GENERAL DEVELOPMENT OF THE BUSINESS

The following is a description of the general development of the business of the Trust over its last three completed financial years.

On January 31, 2000, ARC Resources entered into an acquisition agreement with a major oil and gas producer (the "Vendor") to purchase certain working, royalty and other interests effective January 1, 2000 for an aggregate purchase price of $135 million. ARC Resources closed the acquisition on April 4, 2000. The properties acquired consisted of two major and 11 minor producing oil and gas properties in Alberta and Saskatchewan. In 1999, production from the properties acquired was approximately 5,790 barrels of oil equivalent per day comprised of 4,540 bbl/d of oil and natural gas liquids and 7.5 mmcf/d of natural gas. In 1999, the operating cash flow generated by the properties acquired was approximately $29 million. The reserves attributed to the properties acquired as at December 31, 1999 were 25.4 million barrels of oil equivalent and 30.4 million barrels of oil equivalent for total Proved Reserves and for total Established Reserves, respectively. The reserve life index was 13.2 years for Proved Reserves and 15.6 years for Established Reserves.

On March 1, 2000, the Trust sold 5,800,000 Trust Units to a syndicate of underwriters at a price of $8.65 per Trust Unit for gross proceeds of $50.2 million through a short form prospectus offering. On March 10, 2000, the Trust sold an additional 600,000 Trust Units through the exercise of an over-allotment option granted to the underwriters for additional gross proceeds of $5.19 million. The net proceeds were used to partially fund the Trust's acquisition of properties from a third party.

On October 10, 2000, the Trust issued 8,700,000 Trust Units at a price of $11.65 per Trust Unit for gross proceeds of $101.4 million pursuant to a short form prospectus dated September 29, 2000. The offering was made through a syndicate of underwriters. The net proceeds were used to repay outstanding indebtedness.

On November 16, 2000, ARC Finance Ltd., which company was subsequently amalgamated with ARC Resources on January 31, 2001, issued U.S. $35 million of 8.05% Senior Secured Notes with principal payments due on November 17 in each of 2004, 2005, 2006, 2007 and 2008 to a U.S. financial institution pursuant to an Uncommitted Master Shelf Agreement dated November 16, 2000 which, as at such date also provided for the issuance of up to an additional U.S. $65 million principal amount of notes at rates and maturity dates to be agreed upon.

The Trust, ARC Resources, Startech and Impact Energy Inc. entered into an agreement as of December 20, 2000 which provided for the acquisition by ARC Resources of all of the issued and outstanding shares of Startech in exchange for, at the option of each holder of Startech shares, either 0.96 Trust Units or
0.96 Exchangeable Shares (to a maximum of 15,000,000 Exchangeable Shares) plus one common share of Impact Energy Inc. for each Startech share. The Arrangement was approved by the shareholders of Startech on January 25, 2001 and was completed on January 31, 2001 on the basis that ARC Resources acquired all of the issued and outstanding shares of Startech in consideration of the issuance of approximately 22.6 million Trust Units and approximately 7.4 million Exchangeable Shares to holders of Startech shares. ARC Resources also assumed approximately $168 million of bank indebtedness. Concurrently, ARC Resources amalgamated with Startech and ARC Resources' wholly-owned subsidiary, ARC Resources Finance Ltd. In connection with the Arrangement, ARC Resources issued the Long Term Notes in the principal amount of approximately $352 million to the Trust. The reserves attributable to the properties as at January 1, 2001 were
58.3 million boe on the basis of proven reserves plus probable reserves risked at 50 per cent. The properties acquired consisted of two major and 14 minor producing oil and gas properties principally located in Alberta and Saskatchewan. The reserve life index was 10.2 years for the proven reserves plus probable reserves risked at 50 per cent.

Effective February 1, 2001, a number of transactions involving the Trust, ARC Resources and ARC Sask. were completed pursuant to which ARC Resources disposed of the oil and gas properties located in the Province of Saskatchewan which were formerly held by Startech to ARC Sask., ARC Sask. granted a 99% royalty to ARC Resources, such royalty was assigned by ARC Resources to the Trust and the Long Term Notes were reduced by the fair market value of such royalty.

On November 5, 2001, the Trust sold 8,050,000 Trust Units to a syndicate of underwriters at a price of $11.00 per Trust Unit for gross proceeds of $88,550,000 pursuant to a short form prospectus dated October 29, 2001. The net proceeds were initially used to repay outstanding indebtedness and then used to finance a portion of the 2001 fourth quarter capital expenditure program, with the remainder used to finance the 2002 capital expenditure program.

On June 3, 2002, The Trust sold 10,000,000 Trust Units to a syndicate of underwriters at a price of $12.05 per Trust Unit for gross proceeds of $120,500,000 pursuant to a short form prospectus dated May 22, 2002. The net proceeds were initially used to fund approximately $35 million of crude oil and natural gas property acquisitions as well as to repay outstanding indebtedness.

Effective July 1, 2002, a number of transactions involving the Trust, ARC Resources, ARC Sask., Orion Energy Trust and ARC Canadian Oil & Gas Ltd. were completed pursuant to which, following the completion of such transactions: (i) the Trust holds a 99% royalty on all of the properties held by ARC Resources;
(ii) the Trust holds a 99% royalty on all of the properties held by ARC Sask.; and (iii) ARC Canadian Oil & Gas Ltd. (which company is a wholly-owned subsidiary of the Trust) holds all of the issued and outstanding trust units of Orion Energy Trust which in turn holds all of the issued and outstanding trust units of ARC Sask.

On August 28, 2002, the Internalization Transaction was approved by the Unitholders of the Trust at a special meeting, resulting in a wholly-owned subsidiary of the Trust, 980445 Alberta Ltd., acquiring all of the common shares of ARML in exchange for $4,247,658 in cash, the assumption of the obligation of ARML to pay retention bonuses in the aggregate amount of $5,000,000 over a period of five years, 298,648 Trust Units and 3,281,279 ARML Exchangeable Shares. As part of the transaction, an aggregate 9,013 Trust Units and 2,008,699 ARML Exchangeable Shares were placed in escrow in accordance with the terms of Escrow Agreements. In addition, the ARC Financial Advisory Agreement was entered into pursuant to which ARC Financial Corporation agreed to provide certain ongoing research and strategic services to the Trust for a five year period without cost to the Trust. Furthermore ARML agreed to waive its right under the Shareholder Agreement to select three of the seven directors on the Board of Directors of ARC Resources; thereby allowing Unitholders to select all of the members of the Board of Directors commencing at the annual meeting of Unitholders to be held in 2003. On August 29, 2002, 980445 Alberta Ltd. amalgamated with its then wholly-owned subsidiary, ARML, and the amalgamated company continued under the name "ARC Resources Management Ltd.".

On October 18, 2002 ARC Resources issued U.S. $30 million of 4.94% Senior Secured Notes with principal payments due on October 19 in each of 2006, 2007, 2008, 2009 and 2010 to a U.S. Financial institution pursuant to an Uncommitted Master Shelf Agreement dated November 16, 2000 which, as at October 18, 2002, also provided for the issuance of up to an additional U.S. $35 million principal amount of notes at rates and maturity dates to be agreed upon.

For information in respect of material developments in the business of ARC Resources and the Trust since December 31, 2002, see "Recent Developments".

TRENDS

There are a number of trends in the oil and gas industry that are shaping the near term future of the business. The first trend is the ongoing consolidation phase that the industry has been going through which has affected companies of all sizes from the small emerging companies to the senior integrated organizations. Although consolidation is nothing new for the industry, the pace at which it has occurred during the past 30 months and the nature of the companies involved are unique. The companies which have been consolidated include the traditional small to medium size companies as well as a number of large, well established, big name companies. The most active acquirors have been royalty trusts and large U.S. based independents and one large Canadian oil and gas producer, which is a new trend.

Another continuing trend has been small to medium sized exploration and production companies converting to royalty trusts. During the past 12 months, three such conversions have occurred and these new trusts have become active in the consolidation of the industry thereby increasing competition for the previously existing trusts.

Including recently announced conversions of several exploration and production companies to trusts, approximately half of the top 30 publicly listed oil and gas issuers on the TSX are now trusts. Annual production declines from the trusts will likely result in a continued high level of competition for available oil and gas properties and companies. This increased competition within the trust sector, as well as the influence of U.S. based companies, has resulted in higher valuation parameters for corporate acquisitions. Those trusts with substantial opportunities for production replacement through internal development drilling should be in an advantaged position relative to those more exposed to production replacement through acquisitions. With the acquisition of Star, the Trust is very well positioned to maintain production for the next two years with only minimal exposure to the acquisition market. The Board of

Directors had approved a capital budget of $115.0 million for internal development drilling and other related capital activities prior to the Star acquisition.

A direct consequence of the consolidation which has occurred is asset rationalization by the acquiring companies. As a result, significant asset acquisition opportunities have developed. ARC Resources expects this trend of asset dispositions to continue with the quality of the available properties becoming more attractive with time, thereby providing new acquisition opportunities for the Trust.

Another ongoing trend is the continued volatility of oil and gas prices with oil and gas company capital budgets highly responsive to commodity prices. As the supply/demand balance for both natural gas and crude oil tightens, commodity prices increase and drilling activity rises reflecting increased capital spending by oil and gas companies. Conversely, as commodity prices decline, capital budgets are reduced and drilling activity declines. In tight markets such as those ARC Resources is currently encountering, especially for natural gas, the supply response resulting from changing drilling activity has a material impact on prices. In addition, oil prices have been volatile due to lower demand associated with weak but recovering world economies. This has been offset by the influence of both OPEC production cuts and the political instability in the Middle East. Price volatility is expected to be an ongoing characteristic of the oil and gas industry.

The Canadian/U.S. exchange rate also influences commodity prices received by Canadian producers as oil and natural gas production is priced in U.S. dollars. The recent strengthening of the Canadian dollar will have a negative impact on Canadian oil and gas production revenue.

                              BUSINESS OF THE TRUST

OVERVIEW

The principal investments of the Trust are the Royalties granted by ARC Resources and by ARC Sask. pursuant to the Royalty Agreements, the common shares of ARC Resources, the Long Term Notes and the common shares of ARC Canadian Oil & Gas Ltd. The Trust's investments in Royalties and Long Term Notes are made in order to finance oil and gas acquisitions made by ARC Resources and ARC Sask. The Royalties consist of a 99% share of royalty income on all of the Properties held by ARC Resources and ARC Sask. On each Cash Distribution Date, ARC Resources and ARC Sask. pay the Trust 99% of royalty income and ARC Resources pays interest on the Long Term Notes. The Trust will make cash distributions of such funds, subject only to required deductions and expenses of the Trust. Such cash distributions may be wholly or in part taxable. See "Distributions to Unitholders".

STRUCTURE OF THE TRUST

The Trust is structured with the objective of having income tax incurred only in the hands of the Unitholders. Distributable Income received by Unitholders consists essentially of the operating cash flow generated by the oil and natural gas properties of ARC Resources and ARC Sask. More specifically, internally generated cash flow, with the exception of cash flow used for capital expenditures, reclamation fund contributions and debt repayments, is effectively returned to the Unitholders.

The scope of the business of the Trust includes the acquisition and holding of royalties on petroleum and natural gas properties and related assets and the investment in securities of a company or other subsidiaries of the Trust to fund the acquisition, development, exploitation and disposition of all types of energy business related assets, including petroleum and natural gas related assets, oil sands interests, electricity or power generating assets and pipeline, gathering, processing and transportation assets. The Trust Indenture also contemplates the issuance of securities of ARC Resources or an affiliate of ARC

Resources which are exchangeable for Trust Units and to confer upon such securities voting rights in the Trust. The Trust will not directly carry on the oil and gas business or any other business.

The Trust is an open-ended investment trust. The Trust Indenture contains rights attached to Trust Units entitling a Unitholder to require the Trust at any time on the demand of the Unitholder to redeem his or her Trust Units. As with most other open-end funds, it is anticipated that trading on the TSX and not the right of retraction would continue as the primary mechanism for Unitholders to dispose of their Trust Units. For more detailed information regarding the right of redemption, see "Information Relating to the Trust - Right of Redemption".

The structure of the Trust and the cash flows to the Trust and from the Trust to Unitholders are set forth below:


                               [GRAPHIC OMITTED]


                               ------------------
                                   Unitholders
                               ------------------
                                   |         ^
                                   |         |
                       Trust Units |         | Cash Distributions
                                   v         |
                             -----------------------
                       ----->    ARC Energy Trust
                      |      -----------------------
                      |          |         ^      |
                      |          |         |      | Direct Interest
                      |          |         |      | (100%)
                      |          |         |      v
                      |          |         |     ----------------------
                      |          |         |       ARC Canadian Oil &
                      |          |         |          Gas Ltd. (1)
                      |          |         |     ----------------------
                      |          |         |          |
                      |          |Direct   |          | Direct Interest
                      |          |Interest |          | (100%)
                      |          |(100%)   |          v
                      |          |         |       ----------------------
                      |          |         |         Orion Energy Trust
                      |          |         |       ----------------------
                      |          |         |                 |
                      |Royalty   |         |                 |
                      |and       |         |Royalty          |
                      |Interest  |         |Income           | Direct Interest
                      |Interest  |         |                 | (100%)
                      |          v         |                 |
                ------------------------   |                 v
                ARC Resources Ltd.(1)(2)  -----------------------------------
                ------------------------     ARC (Sask.) Energy Trust (2)
                                          -----------------------------------
Notes:

(1)  Owned by the Trust
(2) ARC Resources is the holder of substantially all Properties and assets other than the Properties and assets located in Saskatchewan which are held by ARC (Sask.)

MANAGEMENT POLICIES AND ACQUISITION STRATEGY

Prior to the most recent amendments to the Trust Indenture which were made effective on May 16, 2003 the Manager managed the Trust, Orion, ARC Sask. and ARC Resources pursuant to the Management

Agreement. Commencing on May 16, 2003, ARC Resources now manages the Trust, Orion, ARC Sask. and ARC Resources pursuant to the delegation of responsibilities and powers by the Trustee under the Trust Indenture.

All activities undertaken by management are directed towards maximizing Distributable Income to the Unitholders while at the same time striving for long-term growth in the value of the assets of ARC Resources and ARC Sask. These two objectives are fundamental to the operation of the Trust and are balanced to maximize benefit to the Unitholders. Management directs its efforts to increase the value of the assets of ARC Resources and ARC Sask. through the acquisition of producing oil and gas properties. ARC Resources and ARC Sask. acquire producing properties and participate in development activities that are generally considered to be of a low risk nature in the oil and gas industry. Also, a small percentage of each year's capital budget will be devoted to moderate risk development and low risk exploration opportunities that either ARC Resources or ARC Sask. may have.

Management's acquisition strategy will target individual properties, or groups of properties, that generally comply with the following criteria and procedures:

1. a property, or group of properties, acquired in a single transaction will provide a forecast internal rate of return that is greater than 400 basis points above long-term (ten year) Government of Canada bonds over the life of the reserves associated with such property or properties after deducting general and administrative expenses and management fees and incorporating the impact of debt financing, but before income taxes;

2. commodity price and exchange rate assumptions used in acquisition evaluations will be from a major independent engineering firm, or ARC Resources' estimate of current market price and exchange rate expectations being reflected in significant oil and gas acquisition and disposition transactions;

3. each acquisition of a property, or group of properties, for a purchase price of $5 million or more, will be based on engineering in an independent engineering report, which may be modified to incorporate ARC Resources' views of the engineering analysis contained in the report;

4. not more than 25% of the total Asset Value of the Trust will be attributable to a single property; and

5. the expected Economic Life of a property, or group of properties, acquired in a single transaction will be not less than ten years.

These criteria will serve as guidelines for presenting acquisitions for approval by the Board of Directors of ARC Resources. The Board of Directors of ARC Resources may vary these criteria for any particular acquisition based on management's recommendations and consideration of the qualitative aspects of the subject properties including risk profile, technical upside, reserve life index and asset quality. In considering acquisitions, the Board of Directors of ARC Resources considers the impact that such acquisition would have on anticipated after-tax distributions to Unitholders.

CASH DISTRIBUTIONS OF DISTRIBUTABLE INCOME AND DISTRIBUTION POLICY

Cash distributions of Distributable Income are made on the 15th day (or if such date is not a business day, on the next business day) following the end of each calendar month to Unitholders of record on the last business day of each such calendar month. Royalty Income, which comprises in part Distributable Income, is determined on a cash basis.

The Board of Directors of ARC Resources on behalf of the Trust reviews the distribution policy from time to time. The current distribution policy allows the use of up to 20% of cash available for distribution for capital expenditures. Depending upon commodity prices and the size of the capital budget, it is expected that 20% of the cash available for distribution will fund between 50% and 100% of the Trust's annual capital expenditure program, including both exploitation expenditures and minor property acquisitions, but excluding major acquisitions. The Trust's distribution policy includes withholding approximately $4 million per annum to contribute to the Trust's reclamation fund to provide a cash reserve for the eventual abandonment of oil and gas properties (and subsequent to the Star Transaction has been increased to $6 million per annum). In addition to the 20% holdback of cash flow to fund capital expenditures, cash flow generated from the properties formerly held by Star may be withheld from distributions and used to repay bank indebtedness or the Underlying Debentures. The actual amount withheld is dependent on the commodity price environment and is at the discretion of the Board of Directors. This holdback policy is a key difference between the Trust and other conventional oil and gas trusts, and is designed to focus on production replacement activities partially funded by cash flow in order to enhance long-term Unitholder returns.

Distributions are normally announced on a quarterly basis in the context of prevailing and anticipated commodity prices. During periods of volatile commodity prices, the Trust may vary the distribution rate monthly.

ENTITLEMENT TO ALBERTA ROYALTY CREDITS

The Trust and ARC Resources are entitled to claim ARTC in respect of properties located in Alberta. Under current legislation, ARTC is based on a price sensitive formula linked to crude oil prices. Credits vary from a high of 75% of eligible Alberta Crown Royalties when the Royalty Tax Credit reference price ("RTCRP") is $100/m3 or less (approximately U.S. $12 per barrel), to a low of 25% of Alberta Crown Royalties when the RTCRP is $210/m3 or more (approximately U.S. $25 per barrel). The maximum Alberta Crown Royalty to which the rate applies annually is $2 million per applicant or associated group of applicants. Currently the Trust and ARC Resources are each eligible to receive ARTC. ARC Resources will use the ARTC to defray other expenses and capital expenditures of ARC Resources thereby effectively increasing Royalty Income.

ARC Resources is entitled to claim ARTC in respect of the portion of the Royalty which is not subject to the Trust's obligations to reimburse for Crown Royalties and where the properties to which the Royalty relates are not otherwise "restricted resource properties".

POTENTIAL ACQUISITION

The Trust continues to evaluate potential acquisitions of all types of petroleum and natural gas and other energy-related assets as part of its ongoing acquisition program. The Trust is normally in the process of evaluating several potential acquisitions at any one time which individually or together could be material. As of the date hereof, the Trust has not reached agreement on the price or terms of any material potential acquisition that has not been disclosed. The Trust cannot predict whether any current or future opportunities will result in one or more acquisitions for the Trust.

                            DESCRIPTION OF PROPERTIES

ARC Resources' and ARC Sask.'s portfolio of Properties as at December 31, 2002 includes both unitized and non-unitized oil and natural gas production, all of which are subject to the Royalties. In general, the Properties contain long life, low decline rate reserves and include interests in several major oil and gas fields.

The information provided below relates to all of the Properties and operations of ARC Resources and ARC Sask. and various references to ARC Resources in this section of the Annual Information Form should be read as including ARC Sask.

PRINCIPAL PROPERTIES

The following is a description of the principal oil and natural gas properties of ARC Resources and ARC Sask. as at December 31, 2002. The term "net", when used to describe ARC Resources' or ARC Sask.'s share of production, means the total of ARC Resources' or ARC Sask.'s working interest share before deducting royalties owned by others. Reserve amounts are stated, before deduction of royalties, at January 1, 2003, based on escalated cost and price assumptions as evaluated in the Gilbert Report prepared by Gilbert (see "Oil and Gas Reserves"). Information in respect of gross and net acres and well counts are as at December 31, 2002, and information in respect of production is for the year ended December 31, 2002 except where indicated otherwise. Due to the fact that ARC Resources and ARC Sask. have been active at acquiring additional interests in their principal properties, the working interest share and interest in gross and net acres and wells as at December 31, 2002 may not directly correspond to the stated production for the year which only includes production since the date the interests were acquired by ARC Resources or ARC Sask.

NORTHERN ALBERTA AND BC

The Northern Alberta and BC area comprise a wide geographic area consisting of operations north of Edmonton and in northeast British Columbia. ARC Resources operates or has interests in numerous properties of which the major ones, Ante Creek, Dunvegan and House Mountain, are discussed below.

ANTE CREEK

ARC Resources owns an average working interest of 94 percent in 61,760 gross acres in the partially developed Ante Creek Montney A pool, which produces sweet light crude oil. During 2002 production from the area averaged 2,381 boe/d of oil, gas, and natural gas liquids net to ARC Resources. In 2002, ARC Resources recorded 100 percent drilling success in a development program that saw five wells drilled. The first of ten wells planned for the next phase of the program were drilled in late 2002 and the program continued into early 2003. Gilbert assigned Established Reserves of 18,698 mboe of oil, gas and natural gas liquids to this area.

DUNVEGAN GAS UNIT NO. 1

ARC Resources has a working interest in this natural gas unit of 5.1 percent. The Dunvegan field was discovered in the early 1970s, and remains a hub of development activity. Net production to ARC Resources in 2002 averaged 628 boe/d. Established Reserves of 4,350 mboe of gas and natural gas liquids were assigned to this unit by Gilbert.

HOUSE MOUNTAIN UNIT NO. 1

ARC Resources owns a 9.2 percent working interest in this light crude oil unit in the Beaverhill Lake formation operated by Apache Canada Ltd. ARC Resources' share of net production averaged 447 boe/d in 2002 following a waterflood optimization program and horizontal re-entry drilling. The Established Reserves determined by Gilbert for this unit was 2,219 mboe of oil, gas and natural gas liquids. Development activities are continuing in 2003 and will include further horizontal re-entry drilling, well re-activations, fracture stimulations and further waterflood optimization.

PEMBINA

The Pembina Cardium area is located approximately 75 miles west of Edmonton and contains the largest conventional oilfield ever discovered in Canada. The field extends over an area of 800 square miles and contains an estimated 7.44 billion barrels of original oil in place. There are numerous ARC Resources properties of which MIPA, Berrymoor and Lindale are discussed below.

MIPA

Through a series of acquisitions ARC Resources now holds close to a 100 percent working interest in the MIPA producing properties. Development activity during the year focused on maintaining production through a well optimization program, improving water injection support and reducing operating expenses. These efforts will continue in 2003 along with further detailed engineering and geological work to identify drilling and recompletion opportunities. Net production to ARC Resources in 2002 from this area averaged 1,552 boe/d. The Established Reserves determined by Gilbert for this area are 12,447 mboe of oil, gas and natural gas liquids.

BERRYMOOR CARDIUM UNIT

ARC Resources owns a 41.3 percent working interest in the Berrymoor Cardium Unit which is operated by Imperial Oil. The unit produces high quality 40(degree) API crude oil from the Cardium formation and is under waterflood. Gilbert allocated Established Reserves of 6,726 mboe to this unit and ARC Resources' net production from the unit in 2002 averaged 817 boe/d. Annual oil well and injection well workover/stimulation programs are scheduled to maintain production and injection rates in 2003.

LINDALE CARDIUM UNIT

With its 54.4 percent working interest, ARC Resources operates the Lindale Cardium Unit. In 2002, development activity was focused on maintaining production through well optimization and improvements to water injection support. Development plans for 2003 include identification of stimulation opportunities and optimization of the waterflood to support production. This area contributed an average of 549 boe/d of net production to ARC Resources in 2002 and the Gilbert Report assigned Established Reserves to this unit of 2,964 mboe.

CENTRAL ALBERTA

The Central Alberta area is located in west central Alberta between Calgary and Red Deer. The major ARC Resources interests at Sundre, East Garrington and Caroline are discussed below.

SUNDRE ELKTON UNITS

The Sundre Rundle B Unit and Sundre Unit No. 1 are both operated by ARC Resources which has an average working interest in the units of 75 percent. These units produce oil from the Elkton formation and have been under waterflood since the 1960s. These units contributed average net production of 1,030 boe/d to the Trust in 2002. Established Reserves of 7,007 mboe have been assigned to these two units in the Gilbert Report. In 2002 production was enhanced through pump upgrades, well workovers and the start of a horizontal re-entry drilling project. A waterflood optimization program and other development activities are anticipated in 2003.

EAST GARRINGTON

East Garrington produces sweet, liquids-rich gas and sweet light crude oil from the Mannville and Cardium formations. ARC Resources operates production in the area, with an average working interest of 90 percent. During 2002, recompletions were undertaken as well as pump upgrades and well workovers. Net production volume to ARC Resources averaged 866 boe/d in 2002 with Established Reserves evaluated in the Gilbert Report at 3,063 mboe. During 2003 additional recompletions will be undertaken.

CAROLINE SWAN HILLS GAS UNIT NO. 1

Shell Canada Ltd. operates this major natural gas unit. ARC Resources' working interest of 2.2 percent contributed an average of 1,433 boe/d net to ARC Resources in 2002. Established Reserves of gas and natural gas liquids assigned by Gilbert for this unit are 2,726 mboe. Shell plans to add additional compression in 2003 to maintain production.

CAROLINE CARDIUM E POOL SOUTH UNIT

This property is operated by ARC Resources and produces light sweet crude oil with associated gas and liquids. ARC Resources has over a 94 percent working interest and net production averaged 582 boe/d in 2002 with Established Reserves assigned by Gilbert of 2,133 mboe. In 2002, development activity was focused on maintaining production through well optimization and improvements to water injection support.

SOUTHEAST ALBERTA & SOUTHWEST SASKATCHEWAN

This area straddles the Alberta-Saskatchewan border and the two largest ARC Resources fields, Jenner and Brooks, are discussed below.

JENNER

Jenner is ARC Resources' second largest producing property with average daily production volumes in 2002 of 2,348 boe/d net to ARC Resources. Through an active acquisition program in 2002, ARC Resources now holds an average working interest of 91 percent in this area. Gilbert evaluated this area as having 12,034 mboe of Established Reserves. In 2002, ARC Resources optimized and recompleted several shallow gas wells. Plans for 2003 include additional 80 acre infill wells to be drilled in the primary shallow gas productive zone.

BROOKS

The Brooks shallow gas field, which averaged 1,943 boe/d in 2002 net to ARC Resources is ARC Resources' fourth largest production area. ARC Resources operates the field and holds an average 93 percent working interest in the area. Established Reserves allocated to this area by Gilbert are 6,063 mboe. Activity in 2002 included the drilling and tie-in of four shallow gas wells.

SOUTHEAST SASKATCHEWAN

The southeast Saskatchewan area is located southeast of Regina near Weyburn, Saskatchewan. ARC Resources has working interests in several oil operations of which Lougheed, Weyburn and Midale are discussed in more detail.

LOUGHEED

The Lougheed area is ARC Resources' highest volume producing property with average production of 2,881 boe/d net to ARC Resources in 2002 and is a major focus of development activity. ARC Resources has a high working interest in the area, including a 98.6 percent interest in the ARC Resources-operated Lougheed Unit. Gilbert estimated Established Reserves of 10,205 mboe for this area. The past year saw the drilling of five operated horizontal wells and the conversion of two wells to injection. A gas plant was brought on stream in early 2002 which has added value via liquids recovery from rich solution gas in addition to a reduction of sour gas flaring. In addition to development work, ARC Resources' growth strategy for the area resulted in acquisitions to consolidate working interests and gain additional interests in operated lands. During 2003 ARC anticipates drilling several new production wells and plans to convert some wells to water injection with the objective of enhancing the recovery of reserves in place.

MIDALE UNIT

ARC Resources is the second largest working interest owner in the Midale Unit and holds 15.5 percent interest in the Unit with production volumes in 2002 averaging 1,245 boe/d net to ARC Resources and Established Reserves of 6,503 mboe assigned to the property by Gilbert. Operated by Apache Canada Ltd., activities have focused on development and horizontal drilling to enhance the performance of the waterflood. In addition, Apache is conducting engineering studies for the second phase of a carbon dioxide flood demonstration project. Drilling of infill development wells continued in 2002 along with monitoring and optimization of the waterflood. It is expected that these and other drilling and optimization activities will continue in 2003.

WEYBURN UNIT

ARC Resources is the third largest working interest owner in the Weyburn Unit, which is operated by EnCana. ARC Resources has a working interest of 6.5 percent, with Gilbert assigning Established Reserves to the unit of 9,717 mboe. Average production volumes to ARC Resources in this area for 2002 were 1,391 boe/d. The operator continues to optimize a large-scale carbon dioxide injection scheme to augment an existing waterflood program in order to increase the recovery of oil reserves. Activities in 2002 included infill drilling to improve waterflood and carbon dioxide flood production and recoveries. EnCana will continue to monitor the performance of the flood, adjust injection practices and drill additional infill wells in 2003. The success of the carbon dioxide flood recovery scheme is expected to lead to further phases of tertiary oil recovery in this large field.

SOUTHEAST SASKATCHEWAN - OTHER PROPERTIES

ARC Resources currently produces an average of 3,520 boe/d net to ARC Resources from other southeast Saskatchewan properties. Alida and Queensdale are representative of several smaller properties in this area that produce high quality 30(degree) to 42(degree) API crude oil from various formations. ARC Resources drilled nine wells on a number of properties in southeast Saskatchewan in 2002. Based on 2002 results further locations have been identified to be drilled in 2003. ARC Resources' working interests in the new wells range from 50 to 100 percent.

                              OIL AND GAS RESERVES

Gilbert, independent petroleum consultants of Calgary, Alberta have prepared the Gilbert Report evaluating as at January 1, 2003, the crude oil, natural gas, natural gas liquids, and sulphur reserves attributable to the Properties utilizing the most recent Gilbert product price forecasts effective April 1, 2003. THE GILBERT REPORT EVALUATES THE RESERVES ATTRIBUTABLE TO ARC RESOURCES AND ARC SASK. PRIOR TO THE STAR TRANSACTION AND PRIOR TO PROVISION FOR INCOME TAXES, INTEREST, DEBT SERVICE CHARGES

AND GENERAL AND ADMINISTRATIVE EXPENSES.
THE PROBABLE ADDITIONAL RESERVES (SET FORTH AS "RISKED PROBABLE" BELOW) AND THE PRESENT WORTH VALUE OF SUCH RESERVES AS SET FORTH IN THE TABLES BELOW HAVE BEEN REDUCED BY 50% TO REFLECT THE DEGREE OF RISK ASSOCIATED WITH RECOVERY OF SUCH RESERVES. IT SHOULD NOT BE ASSUMED THAT THE DISCOUNTED FUTURE NET PRODUCTION REVENUES ESTIMATED BY GILBERT REPRESENT THE FAIR MARKET VALUE OF THE RESERVES. Other assumptions and qualifications relating to costs, prices for future production and other matters are summarized in the notes following the tables.

             PETROLEUM AND NATURAL GAS RESERVES OF ARC RESOURCES AND
              ARC SASK PRIOR TO STAR TRANSACTION AND NET CASH FLOWS
                         ESCALATING COST AND PRICE CASE

                                      COMPANY INTEREST RESERVES            PRESENT WORTH OF FUTURE NET CASH FLOW
                                 -----------------------------------   ---------------------------------------------
                                    CRUDE OIL AND
                                 NATURAL GAS LIQUIDS     NATURAL GAS
                                        (MMBBL)              (BCF)     UNDISCOUNTED            DISCOUNTED AT
                                 ------------------- ---------------   ------------   ------------------------------
                                                                                          10%        15%         20%
                                                                                      -------    -------     -------
                                                                          ($MM)                    ($MM)
                                   GROSS        NET  GROSS      NET
                                   -----        ---  -----      ---
Proved
    Producing                       79.4       68.1  296.8    236.1      2,019.9      1,156.7      973.9       849.6
    Non-Producing                   17.0       14.6   59.6     45.8        384.8        165.3      119.2        89.0
                                   -----      -----  -----    -----      -------      -------    -------     -------
Total Proved                        96.4       82.6  356.5    281.9      2,404.7      1,322.0    1,093.1       938.6

Total Proved Plus Probable         138.3      118.5  461.4    364.7      3,475.6      1,629.9    1,304.3     1,094.8

Risked Probable                     20.9       17.9   52.5     41.4        535.5        154.0      105.6        78.1

Total Proved Plus
Risked Probable                    117.3      100.6  408.9    323.3      2,940.1      1,475.9    1,198.7     1,016.7
                                   =====      =====  =====    =====      =======      =======    =======     =======

             PETROLEUM AND NATURAL GAS RESERVES OF ARC RESOURCES AND
              ARC SASK PRIOR TO STAR TRANSACTION AND NET CASH FLOWS
                          CONSTANT COST AND PRICE CASE

                                      COMPANY INTEREST RESERVES            PRESENT WORTH OF FUTURE NET CASH FLOW
                                 -----------------------------------   ---------------------------------------------
                                    CRUDE OIL AND
                                 NATURAL GAS LIQUIDS     NATURAL GAS
                                        (MMBBL)              (BCF)     UNDISCOUNTED            DISCOUNTED AT
                                 ------------------- ---------------   ------------   ------------------------------
                                                                                          10%        15%         20%
                                                                                      -------    -------     -------
                                                                          ($MM)                    ($MM)
                                   GROSS        NET  GROSS      NET
                                   -----        ---  -----      ---
Proved
    Producing                      80.9       69.2    298.2    237.2      3,061.8      1,632.9    1,344.0    1,150.3
    Non-Producing                  17.2       14.4     59.7     45.7        594.9        276.2      206.7      160.4
                                  -----      -----    -----    -----      -------      -------    -------    -------
Total Proved                       98.1       83.5    357.9    283.0      3,656.7      1,909.1    1,550.7    1,310.7

Total Proved Plus Probable        139.7      118.8    462.9    365.8      5,134.6      2,367.0    1,871.3    1,551.5

Risked Probable                    20.8       17.6     52.5     41.4        739.0        229.0      160.3      120.4

Total Proved Plus

Risked Probable                   118.9      101.2    410.4    324.4      4,395.6      2,138.1    1,711.0    1,431.1
                                  =====      =====    =====    =====      =======      =======    =======    =======

Notes:

(1)  Columns may not add due to rounding.

(2)  The following definitions have been used in the Gilbert Report:

     (a) "Proved Reserves" means those reserves estimated as recoverable under current technology and existing economic conditions in the case of constant price and cost analyses and anticipated economic conditions in the case of escalated price and cost analyses, from that portion of a reservoir which can be reasonably evaluated as economically productive on the basis of analysis of drilling, geological, geophysical and engineering data, including the reserve to be obtained by enhanced recovery processes demonstrated to be economic and technically successful in the subject reservoir.

              The proved reserves were subdivided into producing and non-producing categories, consistent with National Policy Statement 2-B of the Canadian Securities Administrators. The non-producing reserves were not further divided into developed and undeveloped reserves.

              The proved reserves were sub-divided into the following classifications, depending on their status of development:

              (i) "Producing Reserves" are those reserves that are actually on production and could be recovered from existing wells and facilities or, if facilities have not been installed, that would involve a small investment relative to cash flow. In multi-well pools involving a competitive situation, reserves may be subdivided into producing and non-producing reserves in order to reflect allocation of reserves to specific wells and their respective development status.

              (ii) "Non-producing Reserves" means those reserves that are not classified as producing.

     (b) "Probable Reserves" are those reserves which analysis of drilling, geological, geophysical and engineering data does not demonstrate to be proved, but where such analysis suggests the likelihood of their existence and future recovery under current technology and existing or anticipated economic conditions. Probable additional reserves to be obtained by the application of enhanced recovery processes will be the increased recovery over and above that estimated in the proved category which can be realistically estimated for the pool on the basis of enhanced recovery processes which can be reasonably expected to be instituted in the future.

     (c) "Pipeline Gas Reserves" are gas reserves remaining after deducting surface losses due to process shrinkage and raw gas used as lease fuel.

     (d) "Gross Reserves" are defined as the total remaining recoverable reserves associated with the acreage of interest.

     (e) "Company Interest Gross Reserves" are defined as the remaining reserves owned by ARC Resources and ARC Sask., before deduction of any royalties.

     (f) "Company Interest Net Reserves" are defined as the gross remaining reserves of the properties in which ARC Resources and ARC Sask. have an interest, less all royalties and interest owned by others.

     (g) "Net Production Revenue" is income derived from the sale of net reserves of oil, pipeline gas and gas by-products, less all capital and operating costs.

(3) THE GILBERT REPORT FORECASTS OF UNRISKED PROBABLE RESERVES AND VALUES HAVE BEEN REDUCED BY 50% TO REFLECT THE DEGREE OF RISK ASSOCIATED WITH THE RECOVERY OF SUCH RESERVES.

(4) The Gilbert Report used the average yearly product prices from Gilbert's then current price forecasts (at April, 2003) for natural gas, oil and condensate, as outlined in the following table:

                            EDMONTON                                           ALBERTA
             WTI CUSHING    PAR PRICE                              PENTANES    SPOT PLANT                   BC SPOT
              OKLAHOMA*      40 API      PROPANE       BUTANE       PLUS     GATE AVERAGE   HENRY HUB    PLANT GATE
   YEAR        $US/bbl       $/bbl        $/bbl        $/bbl        $/bbl      $/MMBTU      $US/MMBTU    CDN$/MMBTU
   ----        -------       -----        -----        -----        -----      -------      ---------    ----------
   2003         30.75        44.50        29.75        33.25        45.00        6.35          5.25         6.60
   2004         25.00        36.00        23.25        25.00        36.50        5.20          4.25         5.20
   2005         23.00        33.00        21.00        23.00        33.50        4.85          4.00         4.85
   2006         23.00        33.00        21.00        23.00        33.50        4.85          4.00         4.85
   2007         23.00        33.00        21.00        23.00        33.50        4.85          4.00         4.85
   2008         23.00        33.00        21.00        23.00        33.50        4.90          4.05         4.90
   2009         23.00        33.00        21.00        23.00        33.50        5.00          4.10         5.00
   2010         23.25        33.50        21.50        23.50        34.00        5.10          4.20         5.10
   2011         23.75        34.00        21.75        24.00        34.50        5.20          4.25         5.20
   2012         24.00        34.50        22.00        24.50        35.00        5.30          4.30         5.30
   2013         24.50        35.00        22.50        24.75        35.50        5.40          4.35         5.40
Thereafter     +1.5%/yr     +1.5%/yr     +1.5%/yr     +1.5%/yr    +1.5%/yr     +1.5%/yr      +1.5%/yr     +1.5%/yr

           * 40 degrees API, 0.43% sulphur.

         Operating and capital costs have been escalated at 1.5% annually.

(5) The constant cost and price evaluation was based upon December 31, 2002 prices as outlined in the following table:


                        EDMONTON                                       ALBERTA
       WTI CUSHING     PAR PRICE                          PENTANES    SPOT PLANT                      BC SPOT
        OKLAHOMA*        40 API    PROPANE      BUTANE      PLUS    GATE AVERAGE   AECO SPOT       PLANT GATE
         $US/bbl         $/bbl       $/bbl      $/bbl      $/bbl      $/MMBTU       $/MMBTU        CDN$/MMBTU
         -------         -----       -----      -----      -----      -------       -------        ----------

          31.20          49.29       35.54      38.04      50.29        5.82          6.02            5.72

     * 40 degrees API, 0.43% sulphur.

     Operating and capital costs were not escalated.

(6) The $US/$Cdn exchange rate is assumed to be $0.675 to $0.68 throughout the period of the Gilbert Report.

(7) The Gilbert Report estimates total capital expenditures (net to ARC Resources and ARC Sask.) to achieve the estimated future net revenues from the Proved Reserves based upon escalating cost and price assumptions to be $200 million with $76 million, $36 million and $22 million of such costs estimated for the calendar years 2003, 2004 and 2005, respectively. The corresponding costs to achieve the estimated future net revenues from Proved Reserves plus one half of Probable Reserves ("Established Reserves") are $256 million with $83 million, $53 million and $28 million of such costs estimated for the calendar years 2003, 2004 and 2005, respectively.

(8) The Gilbert Report estimates total capital expenditures (net to ARC Resources and ARC Sask.) to achieve the estimated future net revenues from the Proved Reserves based upon constant cost and price assumptions to be $190 million with $75 million, $36 million and $21 million of such costs estimated for the calendar years 2003, 2004 and 2005, respectively. The corresponding costs to achieve the estimated future net revenues from the Established Reserves are $242 million with $83 million, $52 million and $28 million of such costs estimated for the calendar years 2003, 2004 and 2005, respectively.

(9) The Gilbert Report provides for estimated well abandonment and site restoration costs, but does not provide for facilities abandonment and reclamation costs.

(10) The benefit of ARTC eligibility has been included in the Gilbert Report on the assumption that the existing ARTC program remains in place. On both a Proved Reserve and an Established Reserve basis, the ARTC value discounted at 12% is $8.8 million.

                    ESTIMATED FUTURE NET PRE-TAX CASH FLOWS &
                   ESTABLISHED RESERVES OF ARC RESOURCES AND
                       ARC SASK. PRIOR TO STAR TRANSACTION
                         ESCALATING COST AND PRICE CASE
                                      ($MM)

                          ROYALTY
                          BURDENS    NET
            COMPANY      AFTER GAS   REVENUE    OPERATING  NET                             NET        NET CASH FLOW
            INTEREST    PROCESSING   AFTER      AND OTHER  PRODUCTION OTHER   ABANDONMENT  CAPITAL    BEFORE INCOME
   YEAR     REVENUE(1) ALLOWANCE(2)  ROYALTY(2)  EXPENSES  REVENUE(3) INCOME     COSTS     INVESTMENT  TAXES(4)(5)
   ----     ---------- ------------  ----------  --------  ---------- ------     -----     ----------  -----------
   2003        606.3      115.8         490.5       96.4      394.0   (32.2)       2.5         83.4        275.9
   2004        486.0       88.9         397.1       96.8      300.3     5.7        2.5         52.6        250.9
   2005        418.1       74.5         343.6       95.0      248.6     5.6        2.6         28.4        223.3
   2006        378.1       65.4         312.7       92.9      219.8     5.3        2.6         13.9        208.6
   2007        335.3       56.7         278.6       88.9      189.7     5.0        2.7          9.8        182.3
   2008        300.8       49.5         251.2       85.0      166.2     4.7        2.7          9.6        158.6
   2009        272.4       43.7         228.7       81.9      146.7     4.4        2.7          5.5        142.9
   2010        251.9       39.8         212.1       79.2      132.9     4.0        2.8          4.7        129.4
   2011        233.6       36.6         197.0       76.5      120.6     3.7        2.8          5.9        115.6
   2012        221.4       34.8         186.6       72.9      113.7     3.2        2.9          6.5        107.5
   2013        207.0       32.4         174.6       67.5      107.1     2.7        2.9          4.6        102.3
   2014        193.4       29.8         163.6       64.7       99.0     2.5        2.9          3.6         94.9
 Remainder   2,401.0      330.0       2,071.0    1,037.4    1,033.7    52.5      111.2         27.0        947.9

   Total     6,305.2      997.9       5,307.3    2,034.9    3,272.4    67.1      143.8        255.6      2,940.1

     Net Cash Flow Before Income Taxes(5) Discounted to January 1, 2003 at:

                               10%: $1,476 million
                               12%: $1,349 million
                               15%: $1,199 million

Notes:

(1)  Includes working interest revenue and royalty interest revenue.

(2)  Net of ARTC.

(3) Company interest revenue less royalty burdens (net of ARTC) and operating and other expenses.

(4)  Undiscounted.

(5) Cash flow before income taxes includes other income and hedging gains (losses) and is stated prior to interest and general and administrative expenses. Hedging gains (losses) for 2003 and 2004 are $(38.6) million and $(0.4) million, respectively.

(6) Production for 2003 based on 15,361 mboe Proved Reserves plus 352 mboe for 50% Probable Reserves and for 2004, based on 14,519 mboe for Proved Reserves plus 883 mboe for 50% Probable Reserves.

(7)  Based on the Gilbert Report with a January 1, 2003 effective date.

(8)  Columns may not add due to rounding.

                    ESTIMATED FUTURE NET PRE-TAX CASH FLOWS &
                   ESTABLISHED RESERVES OF ARC RESOURCES AND
                       ARC SASK. PRIOR TO STAR TRANSACTION
                          CONSTANT COST AND PRICE CASE
                                      ($MM)

                          ROYALTY
                          BURDENS    NET
            COMPANY      AFTER GAS   REVENUE    OPERATING  NET                             NET        NET CASH FLOW
            INTEREST    PROCESSING   AFTER      AND OTHER  PRODUCTION OTHER   ABANDONMENT  CAPITAL    BEFORE INCOME
   YEAR     REVENUE(1) ALLOWANCE(2)  ROYALTY(2)  EXPENSES  REVENUE(3) INCOME     COSTS     INVESTMENT  TAXES(4)(5)
   ----     ---------- ------------  ----------  --------  ---------- ------     -----     ----------  -----------
   2003        624.1      118.1         506.0       98.1      408.0    (33.4)      2.5         83.3        288.7
   2004        616.6      115.9         500.7       98.3      402.4      1.5       2.5         51.8        349.5
   2005        576.3      107.1         469.1       95.8      373.3      5.6       2.5         27.5        348.9
   2006        521.3       94.2         427.1       92.4      334.8      5.3       2.5         13.3        324.3
   2007        463.3       82.0         381.3       87.1      294.2      5.0       2.5          9.2        287.5
   2008        414.4       71.2         343.1       82.1      261.1      4.6       2.5          8.9        254.3
   2009        372.7       62.5         310.2       77.7      232.5      4.3       2.5          5.0        229.3
   2010        339.3       55.8         283.4       74.0      209.4      4.0       2.5          4.3        206.6
   2011        309.7       50.2         259.5       70.3      189.2      3.7       2.5          5.2        185.1
   2012        288.2       46.7         241.5       66.0      175.5      3.2       2.5          5.7        170.4
   2013        265.4       42.6         222.8       60.6      162.2      2.7       2.5          4.0        158.4
   2014        243.7       38.4         205.3       57.0      148.3      2.5       2.5          3.1        145.2
 Remainder   2,647.8      364.3       2,283.5      796.3    1,487.1     52.6      72.1         20.4      1,447.3

   Total     7,682.7    1,249.1       6,433.6    1,755.6    4,678.0     61.5     102.1        241.8      4,395.6

     Net Cash Flow Before Income Taxes(5) Discounted to January 1, 2003 at:

                               10%: $2,138 million
                               12%: $1,943 million
                               15%: $1,711 million

Notes:

(1)  Includes working interest revenue and royalty interest revenue.

(2)  Net of ARTC.

(3) Company interest revenue less royalty burdens (net of ARTC) and operating and other expenses.

(4)  Undiscounted.

(5) Cash flow before income taxes includes other income and hedging gains (losses) and is stated prior to interest and general and administrative expenses. Hedging gains (losses) for 2003 and 2004 are $(39.7) million and $(4.6) million, respectively.

(6) Production for 2003 based on 15,359 mboe Proved Reserves plus 352 mboe for 50% Probable Reserves and for 2004, based on 14,532 mboe for Proved Reserves plus 880 mboe for 50% Probable Reserves.

(7)  Based on the Gilbert Report with a January 1, 2003 effective date.\

(8)  Columns may not add due to rounding.

RECONCILIATION OF RESERVES

The following table provides a summary of the changes in working interest share of crude oil, natural gas liquids and natural gas reserves before royalties which occurred in the year ended December 31, 2002:

                                       JANUARY 1,                                                       JANUARY 1,
                                      2002 OPENING                                                     2003 OPENING
                                        BALANCE      NET ADDITIONS     REVISIONS       PRODUCTION        BALANCE
                                         (mboe)          (mboe)          (mboe)          (mboe)           (mboe)
                                         ------          ------          ------          ------           ------
Total Proved                            147,739          15,041           8,345         (15,485)         155,640
Risked Probable                          30,757           1,572          (2,598)             --           29,731
                                        -------          ------           -----         -------          -------
Total Proved Plus Risked Probable       178,496          16,613           5,747         (15,485)         185,371
                                        =======          ======           =====         =======          =======

                     OTHER INFORMATION ABOUT THE PROPERTIES

The information provided below relates to all of the Properties and operations of ARC Resources and ARC Sask. and various references to ARC Resources in this section of the Annual Information Form should be read as including ARC Sask.

UNDEVELOPED LANDS

The following table sets out ARC Resources' undeveloped land holdings as at December 31, 2002 as compiled by ARC Resources:

                                            GROSS(1)      NET(2)
                                            --------     -------
                                                   (acres)

Alberta                                     457,682      204,500
British Columbia                             38,185       11,203
Saskatchewan                                 60,582       41,180
Northwest Territories                        51,588       25,794
                                            -------      -------
Total                                       608,037      282,678
                                            =======      =======
Notes:

(1)  "Gross" refers to the total acres in which ARC Resources has an interest.

(2) "Net" refers to the total acres in which ARC Resources has an interest, multiplied by the percentage working interest therein owned by ARC Resources.

OIL AND GAS WELLS

The following table sets forth the number and status of wells in which ARC Resources had a working interest as at December 31, 2002, which are producing or which are shut-in but which ARC Resources considers to be capable of production:

                                         PRODUCING                                     SHUT-IN(1)
                        --------------------------------------------   -------------------------------------------
                             CRUDE OIL              NATURAL GAS             CRUDE OIL             NATURAL GAS
                        --------------------  ----------------------   -------------------    --------------------
                        GROSS(2)      NET(3)  GROSS(2)        NET(3)   GROSS(2)     NET(3)    GROSS(2)      NET(3)
                        --------    --------  --------      --------   --------     ------    --------      ------
 Alberta                  3,599       839.5     2,686       1,215.5        698       91.2        274         61.7
 British Columbia           145         1.9       217          16.0         31        2.8         33          5.2
 Saskatchewan             1,754       573.8     1,224          50.0        274       86.7         21          0.3
                        --------    --------  --------      --------   --------     ------    --------      ------
 Total                    5,498     1,415.2     4,127       1,281.5      1,003      180.7        328         67.2
                        ========    ========  ========      ========   ========     ======    ========      ======

Notes:

(1) "Shut-in" wells means wells which have encountered and are capable of producing crude oil or natural gas but which are not producing due to lack of available transportation facilities, available markets or other reasons. Shut-in natural gas wells in which ARC Resources has an interest are located no further than five kilometres from gathering systems, pipelines or other means of transportation.

(2) "Gross" wells are defined as the total number of wells in which ARC Resources has an interest.

(3) "Net" wells are defined as the aggregate of the numbers obtained by multiplying each gross well by ARC Resources' percentage working interest therein.

(4) Royalty interest wells have been assigned a net number of zero. The table does not include water injection wells.

PRODUCTION HISTORY

ARC Resources' approximate net production, before deduction of royalties, for the periods indicated is summarized below.

                                                 2002                                         2001
                               -----------------------------------------    -----------------------------------------
                                FOURTH      THIRD      SECOND     FIRST      FOURTH     THIRD       SECOND     FIRST
                               QUARTER     QUARTER    QUARTER    QUARTER    QUARTER    QUARTER     QUARTER    QUARTER
                               -------     -------    -------    -------    -------    -------     -------    -------
Crude Oil (bbl/d)               20,256      20,809     20,366     21,196     20,753     20,066      20,202     20,614
Natural Gas (mmcf/d)             109.2       109.1      106.9      113.9      117.5      109.5       112.8      120.9
Natural Gas Liquids (bbl/d)      3,355       3,408      3,527      3,631      3,706      3,740       3,090      3,502
Total (boe/d 6:1)               41,808      42,394     41,713     43,805     44,034     42,056      42,097     44,271

The mix of ARC Resources' crude oil production and natural gas liquids for the year ended December 31, 2002 was approximately 54% light quality crude oil (35(degree) API or greater) and 23% medium quality crude oil (25(degree) API to 35(degree) API), 2% condensate and 12% natural gas liquids. Heavier gravity (less than 25% API) crude oil accounted for only 9% of production.

Approximately 34% of ARC Resources' gross revenue is derived from natural gas production with the remainder from crude oil and natural gas liquids. On a boe (6:1) basis, production is split between crude oil and natural gas liquids as to approximately 57% and natural gas as to approximately 43%.

DRILLING HISTORY

The following table sets forth the gross and net exploration and development wells in which ARC Resources participated during the periods indicated.

                                               YEAR ENDED DECEMBER 31,
                                     -------------------------------------------
                                             2002                  2001
                                     --------------------   --------------------
                                     GROSS(1)      NET(2)   GROSS(1)      NET(2)
                                     --------      ------   --------      ------
Exploration
         Oil                              4          2.2        3           2.0
         Gas                              3          0.8       11           5.9
         Dry                              1           --        3           2.0
                                     --------      ------   --------      ------
Total Exploration                         8          2.9       17           9.9
                                     --------      ------   --------      ------

Development
         Oil                             82         26.1      112          43.3
         Gas                            161         19.4      128          56.4
         Dry                              4          1.5        3           0.2
         Service                          5          1.2       15           2.3
                                     --------      ------   --------      ------
Total Development                       252         48.2      258         102.2
                                     --------      ------   --------      ------

Total                                   260         51.1      275         112.1
                                     ========      ======   ========      ======
Notes:

(1) "Gross Wells" means the number of wells in which ARC Resources has an interest.

(2) "Net Wells" means the aggregate of the numbers obtained by multiplying each gross well by ARC Resources' percentage working interest therein.

Wells shown as exploratory are supported by technical work including seismic information from nearby wells, reservoir engineering and other activities designed to minimize risk and are similar to moderate risk development activities.

CAPITAL EXPENDITURES

The following table summarizes capital expenditures (net of dispositions) made by ARC Resources for the periods indicated.

                                                2002                                         2001
                               -----------------------------------------    -----------------------------------------
                                FOURTH     THIRD      SECOND      FIRST     FOURTH      THIRD      SECOND      FIRST
                               QUARTER    QUARTER    QUARTER     QUARTER    QUARTER    QUARTER    QUARTER     QUARTER
                               -------    -------    -------     -------    -------    -------    -------     -------
Property acquisitions, net      61,952     46,018      9,344       1,799        603     14,645        495     506,917
Development drilling            21,047     12,025     13,538      23,464     19,894     23,673     11,345      20,450
Production and facilities        4,265      3,115      2,944       4,033      7,166      5,749      4,077       5,978
Other                            1,417        999        804         627      2,402        160        800         524
                               -------    -------    -------     -------    -------    -------    -------     -------
Total                           88,681     62,157     26,630      29,923     30,065     44,227     16,717     533,869
                               =======    =======    =======     =======    =======    =======    =======     =======


NETBACK HISTORY

The following table sets forth information respecting average net product prices received, royalties paid, operating expenses and netbacks received by ARC Resources in respect of ARC Resources' production of crude oil, natural gas liquids and natural gas for the periods indicated.

                                                      2002                                      2001
                                     ---------------------------------------   --------------------------------------
                                      FOURTH      THIRD    SECOND      FIRST    FOURTH      THIRD    SECOND     FIRST
                                     QUARTER    QUARTER   QUARTER    QUARTER   QUARTER    QUARTER   QUARTER   QUARTER
                                     -------    -------   -------   --------   -------    -------   -------   -------
Average Net Production
Prices Received
   Crude Oil ($/bbl)                  $30.20     $33.68    $32.40     $30.22    $27.33     $33.27    $33.79    $32.57
   Natural Gas ($/mcf)                  5.26       4.11      4.67       3.61      4.04       4.45      5.86      8.45
   Natural Gas Liquids ($/bbl)         27.49      25.23     23.38      20.17     22.20      29.61     35.95     38.12
   Oil Equivalent ($/boe 6:1)          30.58      29.13     29.69      25.58     25.31      30.05     34.53     41.26

Royalties Paid
   Crude Oil ($/bbl)                   $6.95      $7.87     $6.30      $5.14     $5.47      $7.44     $6.70     $6.64
   Natural Gas ($/mcf)                  1.01       0.49      0.79       0.59      0.60       0.95      1.28      2.13
   Natural Gas Liquids ($/bbl)          7.54       6.09      6.43       5.23      5.60       7.30     10.99     11.35
   Oil Equivalent ($/boe 6:1)           6.48       5.51      5.58       4.45      4.65       6.67      7.45      9.79

Operating Expenses(1)(2)
   Crude Oil ($/bbl)                   $7.31      $7.23     $7.08      $7.84     $6.10      $7.17     $7.03     $5.90
   Natural Gas ($/mcf)                  1.00       0.95      0.92       0.82      0.94       0.63      0.66      0.72
   Natural Gas Liquids ($/bbl)          4.77       6.77      5.68       5.93      4.42       5.39      4.85      4.84
   Oil Equivalent ($/boe 6:1)           6.54       6.54      6.30       6.41      5.75       5.54      5.51      5.09

Netback Received
   Crude Oil ($/bbl)                  $15.95     $18.58    $19.02     $17.23    $15.76     $18.66    $20.06    $20.04
   Natural Gas ($/mcf)                  3.25       2.67      2.96       2.20      2.50       2.87      3.92      5.61
   Natural Gas Liquids ($/bbl)         15.18      12.37     11.28       9.01     12.18      16.92     20.11     21.92
   Oil Equivalent ($/boe 6:1)          17.56      17.08     17.81      14.72     14.91      17.85     21.57     26.37

Notes:

(1) Operating expenses are composed of direct costs incurred to operate both oil and gas wells. A number of assumptions have been made in allocating these costs between oil, natural gas and natural gas liquids production.

(2) Operating recoveries associated with operated properties were excluded from operating costs and accounted for as a reduction to general and administrative costs.

FUTURE COMMITMENTS

The Trust is exposed to market risks resulting from fluctuations in commodity prices, foreign exchange rates and interest rates in the normal course of operations. A variety of derivative instruments are used by the Trust to reduce its exposure to fluctuations in commodity prices and foreign exchange rates. The Trust is exposed to losses in the event of default by the counterparties to these derivative instruments. The Trust manages this risk by diversifying its derivative portfolio amongst a number of financially sound counterparties.

Information respecting the Trust's financial instruments is contained in Note 10 to the Trust's audited consolidated financial statements for the year ended December 31, 2002 and under the heading "Hedging" in the Trust's management discussion and analysis for the year ended December 31, 2002 and which is contained on page 38 of the Trust's 2002 Annual Report, both of which are incorporated herein by reference.

MARKETING ARRANGEMENTS

NATURAL GAS

During 2002, ARC Resources continued its marketing strategy to diversify its sales and transportation portfolio and increase the level of direct control over the marketing of its natural gas production. This diversity provides the combination of control and risk-management required to maximize production netbacks.

The average natural gas price received during 2002 was $4.41 per mcf as compared to $5.72 for 2001. This price was achieved with a portfolio mix that on average through the year received fixed pricing for 28% of total production, AECO pricing for 45%, NYMEX pricing for 17% and Station #2 pricing for the remaining 10% of production.

To manage natural gas price volatility and to stabilize the revenue stream, the natural gas portfolio is directed towards maintaining:

1.   a balanced exposure to both U.S., Canadian and fixed price markets;

2.   market-sensitive and hedgeable pricing terms and contract flexibility; and

3.   a high utilization of contracted pipeline and processing capacity.

CRUDE OIL AND NATURAL GAS LIQUIDS

Liquids production in 2002 was comprised of approximately 54% light quality crude oil (greater than 35(degree) API), 23% medium quality crude oil (25(degree) to 35(degree) API), 2% condensate and 12% natural gas liquids. Heavier quality crude oil (less than 25(degree) API) accounted for only 9% of production.

During 2002, average sales prices were $31.63 per bbl for oil and $24.01 per bbl for natural gas liquids; these prices compare to 2001 prices of $31.70 per bbl for oil and $31.03 per bbl for natural gas liquids. Crude oil is sold under 30-day evergreen contracts while natural gas liquids are sold under annual arrangements. Industry pricing benchmarks for crude oil and natural gas liquids are continuously monitored to ensure optimal netbacks.

HEDGING

ARC Resources' Board of Directors has approved a hedging program under which financial and physical hedges can be entered into in respect of commodity prices and foreign currency exchange rates. The Board has approved the hedging of up to 70% of the Trust's oil and natural gas liquids production for up to 12 months and up to 35% of oil and natural gas liquids production for the period commencing one year in the future for a maximum of 12 months. With respect to natural gas hedging, the Board has approved the hedging of up to 70% of the Trust's natural gas production for up to 24 months and for the 36 month period thereafter (years three to five in the future) up to 35% of natural gas production. The above limits are restricted to a maximum of 50% on a boe basis for up to 12 months, up to 25% on a boe basis for the 12 month period thereafter (year two in the future) and up to 15% on a boe basis for the 36 month period thereafter (years three to five in the future).

A summary of financial and physical contracts in respect of hedging activities can be found in Note 10 to the Trust's audited consolidated financial statements for the year ended December 31, 2002 and under the heading "Hedging" in the Trust's management discussion and analysis for the year ended December 31, 2002 and which is contained on page 38 of the Trust's 2002 Annual Report, both of which are incorporated herein by reference.

ACQUISITIONS AND DISPOSITIONS

ARC Resources made numerous minor property acquisitions and dispositions during the more recently completed financial year. In aggregate, net of minor dispositions, ARC Resources made $119 million of net acquisitions in 2002 concentrated in and around existing core areas. The largest acquisition in 2002 was the purchase of two oil and gas properties for $71.1 million in the Ante Creek and Brown Creek areas.

                               RECENT DEVELOPMENTS

ACQUISITION OF STAR OIL & GAS LTD.

On March 31, 2003, ARC Resources and the Trust entered into the Share Sale Agreement to acquire all of the outstanding shares and retire the debt of Star, a private Canadian company, for total consideration of $710 million subject to final adjustments (the "Star Transaction"). The Star Transaction was completed on April 16, 2003.

In related transactions, ARC Resources entered into agreements to sell certain working, royalty and other interests of Star (the "Property Dispositions") to third parties for $78.2 million. The Property Dispositions were completed on or prior to May 1, 2003.

Star is a gas focused, Alberta based company whose primary producing areas are the Dawson, Pouce Coupe and Hatton gas fields. Net of the Property Dispositions, approximately 75 per cent of Star's 20,000 boe/d of current production is natural gas with just over half of the production coming from three fields.

With these transactions, the natural gas component of ARC Resources' production increases to approximately 55 per cent (from 44 per cent prior to the transactions) providing better commodity balance for the Trust. The natural gas component of proved reserves increases to approximately 50 per cent (from 38 per cent prior to the transactions).

The net acquisition price for the transaction of $631.8 million, prior to adjustments, was funded through a combination of bank debt and through the issuance to the vendor of the Special Debenture in the principal amount of $320 million. In conjunction with this transaction, ARC Resources' credit facilities were increased to $650 million while outstanding debt post-closing and after the Property Dispositions is approximately $500 million (excluding the Special Debenture and prior to proposed second quarter asset sales).

The Star Transaction was structured so that the Trust issued to the vendor the Special Debenture which entitled it to acquire the Underlying Debentures. The Trust intends to file a short form prospectus to ensure that the Underlying Debentures and underlying Trust Units are freely tradeable.

For a detailed description of the Special Debenture and the Underlying Debentures, see "Information Relating to the Trust - Special Debenture" and "Information Relating to the Trust - Underlying Debentures".

ARC Resources plans to sell approximately 4,000 boe/d of non-core properties from its existing asset base in 2003 and proceeds from this sale will be directed towards reducing debt incurred pursuant to the Star Transaction.

Effective April 16, 2003, following the completion of the Star Transaction, a number of transactions involving the Trust, ARC Resources and ARC Sask. were completed pursuant to which ARC Resources amalgamated with Star and disposed of the oil and gas properties located in the Province of Saskatchewan, which were formerly held by Star, to ARC Sask. for fair market value.

SELECTED PRO-FORMA COMBINED OPERATIONAL INFORMATION

The following table sets our certain operational information for Star and the Trust on a pro forma combined basis after giving effect to the Star Transaction, the Property Dispositions and certain other adjustments.

                                                               TRUST               STAR(1)             PRO FORMA
                                                               -----               -------             ---------
AVERAGE DAILY PRODUCTION
(FOR THREE MONTHS ENDED MARCH 31, 2003)                       24,761                 6,728                31,489
     Oil & NGL (Bbls/d)                                      117,310                88,000               205,310
     Natural gas (Mcf/d)
PROVED RESERVES (as at January 1, 2003)
     Oil & NGL (Mbbls)                                        96,401                14,972               111,373
     Natural gas (Bcf)                                           356                   313                   669
PROVED AND RISKED PROBABLE RESERVES (as at January 1,
2003)
     Oil & NGL (Mbbls)                                       117,332                18,163               135,495
     Natural gas (Bcf)                                           409                   372                   781
VALUE OF PROVED AND RISKED PROBABLE RESERVES -
DISCOUNTED (as at January 1, 2003)
     at 10% ($million)                                         1,476                   716                 2,192
     at 15% ($million)                                         1,349                   586                 1,935
PROVED AND RISKED PROBABLE RESERVE LIFE INDEX (as at
January 1, 2003) (Years)                                        11.5                  10.3                  11.1
NET UNDEVELOPED LAND (acres) (as at January 1, 2003)         282,678               328,928               611,606

Note:

(1)  After giving effect to the Property Dispositions.

ARC Resources is conducting a complete review of capital expenditures for 2003 for the combined asset base and some part of the currently budgeted capital program on the combined asset base may be deferred until 2004 and the pro-forma combined production may decrease over the course of 2003, in order to allow time for the implementation of updated development and optimization plans.

For historical financial information in respect of Star, reference is made to the Consolidated Financial Statements of Star for the years ended December 31, 2002, 2001 and 2000 and for the three months ended March 31, 2003 and 2002 attached as Appendix "A" to this Annual Information Form.

Pro-Forma Financial Statements of the Trust are attached as Appendix "B" to this Annual Information Form.

DESCRIPTION OF THE NEW PROPERTIES


The following is a description of the principal oil and natural gas properties of Star as at December 31, 2002, acquired by ARC Resources pursuant to the Star Transaction other than those which were disposed of pursuant to the Property Dispositions. The term "net", when used to describe ARC Resources' share of production, means the total of ARC Resources' or ARC Sask.'s working interest share before deducting royalties owned by others. Reserve amounts are stated, before deduction of royalties, at January 1, 2003, based on escalated cost and price assumptions as evaluated in the New Gilbert Report prepared by Gilbert (see "Oil and Gas Reserves of the New Properties"). Information in respect of gross and net acres and well counts are as at December 31, 2002, and in respect of production is for the year ended December 31, 2002, except where indicated otherwise.

Star's asset base was a portfolio of high working interest gas weighted properties. The top three properties, Dawson, Pouce Coupe and Hatton account for over 50 per cent of production, while the top six properties account for approximately 70 per cent of production. The major properties contain numerous low risk development drilling opportunities.

POUCE COUPE

Pouce Coupe is located 500 km northwest of Edmonton in Alberta and ARC Resources has an average working interest of 70% in the area. Production consists of sweet and sour gas from 31 wells. Production is from multiple zones including the Kistkatinaw, Baldonnel, Halfway, Doig and Montney. Gilbert assigned Established Reserves of 5,725 mboe of gas and natural gas liquids to this area. Continued recompletion and drilling activities are planned for 2003.

HATTON

Hatton is located in southwest Saskatchewan and ARC Sask has varied working interests ranging from 0% to 100% in this area. The production is predominantly sweet dry natural gas from 1,900 wells in the Medicine Hat, Milk River, and Second White Spec zones. Of the 1,900 wells, 700 are operated by ARC Sask. During 2003 development drilling will be undertaken to increase production and reserves. As at January 1, 2003 Gilbert assigned Established Reserves of 111.9 bcf of gas to this area.

DAWSON

Dawson is located in British Columbia 520 km northwest of Edmonton, Alberta, and ARC Resources has an average working interest of 95%. The production is predominantly from the Montney productive horizon and primarily produces sour natural gas from 34 wells. Gilbert assigned Established Reserves of 146 bcf of gas and 1.3 mboe of natural gas liquids to this area. 2003 plans include installing a compressor as well as additional drilling and recompletion projects.

CHINCHAGA

Chinchaga is located 600 km northwest of Edmonton, Alberta and primarily produces sweet liquids rich natural gas. This area produces gas from the Slave Point horizon. ARC Resources' working interests in 3 producing wells range between 60% and 100%, and ARC Resources intends to perform tie in and completion work in 2003. Established Reserves of 8.5 bcf of gas and 671 mboe of natural gas liquids were assigned to this area by Gilbert.

SWAN HILLS

ARC Resources has an average working interest of 89% in the Swan Hills area which is located 130 km northwest of Edmonton. Production consists of light oil from 76 wells predominantly from the Swan Hills horizon. Water injector conversion and production well drilling are projects planned for 2003. Gilbert has assigned Established Reserves of 4,189 mboe of liquids and 1.2 bcf of gas to this area.

MINEHEAD

The production in this area, which is located 200 km west of Edmonton, is predominantly sweet liquid rich natural gas from 36 wells and production is obtained from the Cardium formation. ARC Resources has an average working interest of 65%. Established Reserves of 18.4 bcf of gas and 1.2 mboe of natural gas liquids were assigned to this area by Gilbert.

OIL AND GAS RESERVES OF THE NEW PROPERTIES

Gilbert, independent petroleum consultants of Calgary, Alberta have prepared the New Gilbert Report evaluating as at January 1, 2003, the crude oil, natural gas, natural gas liquids, and sulphur reserves attributable to the New Properties which were acquired pursuant to the Star Transaction utilizing the most recent Gilbert product price forecasts effective April 1, 2003. THE NEW GILBERT REPORT EVALUATES THE RESERVES ATTRIBUTABLE TO ARC RESOURCES PRIOR TO PROVISION FOR INCOME TAXES, INTEREST, DEBT SERVICE CHARGES AND GENERAL AND ADMINISTRATIVE EXPENSES. THE PROBABLE ADDITIONAL RESERVES (SET FORTH AS "RISKED PROBABLE" BELOW) AND THE PRESENT WORTH VALUE OF SUCH RESERVES AS SET FORTH IN THE TABLES BELOW HAVE BEEN REDUCED BY 50% TO REFLECT THE DEGREE OF RISK ASSOCIATED WITH RECOVERY OF SUCH RESERVES. IT SHOULD NOT BE ASSUMED THAT THE DISCOUNTED FUTURE NET PRODUCTION REVENUES ESTIMATED BY GILBERT REPRESENT THE FAIR MARKET VALUE OF THE RESERVES. Other assumptions and qualifications relating to costs, prices for future production and other matters are summarized in the notes following the tables.

     PETROLEUM AND NATURAL GAS RESERVES OF NEW PROPERTIES AND NET CASH FLOWS
                         ESCALATING COST AND PRICE CASE

                                      COMPANY INTEREST RESERVES            PRESENT WORTH OF FUTURE NET CASH FLOW
                                 -----------------------------------   ---------------------------------------------
                                    CRUDE OIL AND
                                 NATURAL GAS LIQUIDS     NATURAL GAS
                                        (MMBBL)              (BCF)     UNDISCOUNTED            DISCOUNTED AT
                                 ------------------- ---------------   ------------   ------------------------------
                                                                                          10%        15%         20%
                                                                                      -------    -------     -------
                                                                          ($MM)                    ($MM)
                                   GROSS        NET  GROSS      NET
                                   -----        ---  -----      ---
Proved
    Producing                       11.4        9.4  203.4    167.6        796.3        516.3      446.7      397.0
    Non-Producing                    3.5        2.6  109.3     86.6        282.4        127.8       90.4       65.2
                                    ----       ----  -----    -----      -------        -----      -----      -----
Total Proved                        15.0       12.0  312.7    254.2      1,078.7        644.0      537.0      462.2

Total Proved Plus Probable          21.4       16.9  430.5    347.9      1,494.5        787.6      635.4      533.7

Risked Probable                      3.2        2.4   58.9     46.9        207.9         71.8       49.2       35.7

Total Proved Plus

Risked Probable                     18.2       14.5  371.6    301.0      1,286.6        715.8      586.2      498.0
                                    ====       ====  =====    =====      =======        =====      =====      =====

     PETROLEUM AND NATURAL GAS RESERVES OF NEW PROPERTIES AND NET CASH FLOWS
                          CONSTANT COST AND PRICE CASE

                                      COMPANY INTEREST RESERVES            PRESENT WORTH OF FUTURE NET CASH FLOW
                                 -----------------------------------   ---------------------------------------------
                                    CRUDE OIL AND
                                 NATURAL GAS LIQUIDS     NATURAL GAS
                                        (MMBBL)              (BCF)     UNDISCOUNTED            DISCOUNTED AT
                                 ------------------- ---------------   ------------   ------------------------------
                                                                                          10%        15%         20%
                                                                                      -------    -------     -------
                                                                          ($MM)                    ($MM)
                                   GROSS        NET  GROSS      NET
                                   -----        ---  -----      ---
Proved
    Producing                      11.8        9.6    203.8    167.8      1,031.5        640.3      544.3    476.3
    Non-Producing                   3.5        2.5    109.4     86.7        393.0        188.1      138.6    104.9
                                   ----       ----    -----    -----      -------        -----      -----    -----
Total Proved                       15.3       12.2    313.2    254.5      1,424.5        828.4      682.9    581.2

Total Proved Plus Probable         21.7       16.9    431.1    348.3      1,957.3      1,026.8      823.0    685.6

Risked Probable                     3.2        2.4     58.9     46.9        266.4         99.2       70.1     52.2

Total Proved Plus

Risked Probable                    18.5       14.5    372.1    301.4      1,690.9        927.6      753.0    633.4
                                   ====       ====    =====    =====      =======        =====      =====    =====

Notes:

(1)  Columns may not add due to rounding.

(2)  The following definitions have been used in the New Gilbert Report:

     (a) "Proved Reserves" means those reserves estimated as recoverable under current technology and existing economic conditions in the case of constant price and cost analyses and anticipated economic conditions in the case of escalated price and cost analyses, from that portion of a reservoir which can be reasonably evaluated as economically productive on the basis of analysis of drilling, geological, geophysical and engineering data, including the reserve to be obtained by enhanced recovery processes demonstrated to be economic and technically successful in the subject reservoir.

              The proved reserves were subdivided into producing and non-producing categories, consistent with National Policy Statement 2-B of the Canadian Securities Administrators. The non-producing reserves were not further divided into developed and undeveloped reserves.

              The proved reserves were sub-divided into the following classifications, depending on their status of development:

              (i) "Producing Reserves" are those reserves that are actually on production and could be recovered from existing wells and facilities or, if facilities have not been installed, that would involve a small investment relative to cash flow. In multi-well pools involving a competitive situation, reserves may be subdivided into producing and non-producing reserves in order to reflect allocation of reserves to specific wells and their respective development status.

              (ii) "Non-producing Reserves" means those reserves that are not classified as producing.

     (b) "Probable Reserves" are those reserves which analysis of drilling, geological, geophysical and engineering data does not demonstrate to be proved, but where such analysis suggests the likelihood of their existence and future recovery under current technology and existing or anticipated economic conditions. Probable additional reserves to be obtained by the application of enhanced recovery processes will be the increased recovery over and above that estimated in the proved category which can be realistically estimated for the pool on the basis of enhanced recovery processes which can be reasonably expected to be instituted in the future.

     (c) "Pipeline Gas Reserves" are gas reserves remaining after deducting surface losses due to process shrinkage and raw gas used as lease fuel.

     (d) "Gross Reserves" are defined as the total remaining recoverable reserves associated with the acreage of interest.

     (e) "Company Interest Gross Reserves" are defined as the remaining reserves owned by ARC Resources, before deduction of any royalties.

     (f) "Company Interest Net Reserves" are defined as the gross remaining reserves of the properties in which ARC Resources has an interest, less all royalties and interest owned by others.

     (g) "Net Production Revenue" is income derived from the sale of net reserves of oil, pipeline gas and gas by-products, less all capital and operating costs.

(3) The New Gilbert Report forecasts of unrisked probable reserves and values have been reduced by 50% to reflect the degree of risk associated with the recovery of such reserves.

(4) The New Gilbert Report used the average yearly product prices from Gilbert's then current price forecasts (at April, 2003) for natural gas, oil and condensate, as outlined in the following table:

                               EDMONTON                                           ALBERTA
                WTI CUSHING   PAR PRICE                              PENTANES    SPOT PLANT                   BC SPOT
                 OKLAHOMA*      40 API      PROPANE       BUTANE        PLUS     GATE AVERAGE   HENRY HUB    PLANT GATE
      YEAR        $US/bbl       $/bbl        $/bbl        $/bbl        $/bbl      $/MMBTU      $US/MMBTU    Cdn$/MMBTU
      ----        -------       -----        -----        -----        -----      -------      ---------    -----------
      2003         30.75        44.50        29.75        33.25        45.00        6.35          5.25         6.60
      2004         25.00        36.00        23.25        25.00        30.50        5.20          4.25         5.20
      2005         23.00        33.00        21.00        23.00        33.50        4.85          4.00         4.85
      2006         23.00        33.00        21.00        23.00        33.50        4.85          4.00         4.85
      2007         23.00        33.00        21.00        23.00        33.50        4.85          4.00         4.85
      2008         23.00        33.00        21.00        23.00        33.50        4.90          4.05         4.90
      2009         23.00        33.00        21.00        23.00        33.50        5.00          4.10         5.00
      2010         23.25        33.50        21.50        23.50        34.00        5.10          4.20         5.10
      2011         23.75        34.00        21.75        24.00        34.50        5.20          4.25         5.20
      2012         24.00        34.50        22.00        24.50        35.00        5.30          4.30         5.30
      2013         24.50        35.00        22.50        24.75        35.50        5.40          4.35         5.40
   Thereafter     +1.5%/yr     +1.5%/yr     +1.5%/yr     +1.5%/yr    +1.5%/yr     +1.5%/yr      +1.5%/yr     +1.5%/yr

     * 40 degrees API, 0.43% sulphur.

     Operating and capital costs have been escalated at 1.5% annually.

(5) The constant cost and price evaluation was based upon December 31, 2002 prices as outlined in the following table:

                            EDMONTON                                      ALBERTA
                           PAR PRICE                         PENTANES    SPOT PLANT                    BC SPOT
           WTI CUSHING       40 API    PROPANE      BUTANE      PLUS    GATE AVERAGE  AECO SPOT      PLANT GATE
         OKLAHOMA $US/bbl    $/bbl       $/bbl      $/bbl      $/bbl      $/MMBTU      $/MMBTU       Cdn$/MMBTU
         ----------------    -----       -----      -----      -----      -------      -------       ----------
              31.20          49.29       35.54      38.04      50.29        5.82         6.02           5.72

     * 40 degrees API, 0.43% sulphur.

     Operating and capital costs were not escalated.

(6) The $US/$Cdn exchange rate is assumed to be $0.675 to $0.68 throughout the period of the New Gilbert Report.

(7) The New Gilbert Report estimates total capital expenditures (net to ARC Resources) to achieve the estimated future net revenues from the Proved Reserves based upon escalating cost and price assumptions to be $117.0 million with $33.2 million, $39.7 million and $29.3 million of such costs estimated for the calendar years 2003, 2004 and 2005, respectively. The corresponding costs to achieve the estimated future net revenues from Proved Reserves plus one half of Probable Reserves ("Established Reserves") are $152.0 million with $37.4 million, $44.4 million and $33.0 million of such costs estimated for the calendar years 2003, 2004 and 2005, respectively.

(8) The New Gilbert Report estimates total capital expenditures (net to ARC Resources) to achieve the estimated future net revenues from the Proved Reserves based upon constant cost and price assumptions to be $112.4 million with $33.2 million, $39.1 million and $28.4 million of such costs estimated for the calendar years 2003, 2004 and 2005, respectively. The corresponding costs to achieve the estimated future net revenues from the Established Reserves are $145.9 million with $37.4 million, $43.8 million and $32.1 million of such costs estimated for the calendar years 2003, 2004 and 2005, respectively.

(9) The New Gilbert Report provides for estimated well abandonment and site restoration costs, but does not provide for facilities abandonment and reclamation costs.

                    ESTIMATED FUTURE NET PRE-TAX CASH FLOWS &
                     ESTABLISHED RESERVES OF NEW PROPERTIES
                         ESCALATING COST AND PRICE CASE
                                      ($MM)

                         ROYALTY                                                                          NET CASH
                         BURDENS    NET                                                                   FLOW
            COMPANY     AFTER GAS   REVENUE    OPERATING      NET                              NET        BEFORE
            INTEREST    PROCESSING  AFTER      AND OTHER   PRODUCTION    OTHER     ABANDONMENT CAPITAL    INCOME
   YEAR     REVENUE(1) ALLOWANCE(2) ROYALTY(2) EXPENSES    REVENUE(3)    INCOME      COSTS     INVESTMENT TAXES(4)(5)
   ----     ---------- ------------ ---------  ----------  ----------    ------      -----     ---------- -----------
   2003        288.3       64.0        224.4      37.8      186.6         (3.8)       1.4          37.4        144.1
   2004        228.2       48.5        179.7      38.0      141.7          1.8        1.4          44.4         97.7
   2005        224.2       47.6        176.6      40.2      136.3          0.1        1.4          33.0        102.0
   2006        212.0       43.9        168.1      39.2      128.9          0.1        1.5          20.2        107.4
   2007        186.5       37.3        149.2      36.8      112.3          0.1        1.5          12.0         99.0
   2008        171.4       34.1        137.3      36.4      100.9          0.1        1.5           2.4         97.1
   2009        144.2       27.7        116.5      33.2       83.3          0.1        1.5           0.1         81.8
   2010        125.7       23.5        102.3      31.1       71.2          0.1        1.6           0.1         69.6
   2011        111.7       20.2         91.5      29.6       61.9          0.1        1.6           0.1         60.3
   2012         99.2       17.6         81.6      26.7       54.8          0.1        1.6           0.2         53.1
   2013         88.4       15.4         73.0      24.3       48.6          0.1        1.6           0.1         46.9
   2014         80.2       13.6         66.6      23.2       43.4          0.1        1.6           0.1         41.7
 Remainder     735.1      100.0        635.2     303.6      331.6          0.7       44.5           1.9        285.9

   Total     2,695.1      493.3      2,201.7     699.9    1,501.6         (0.2)      62.8         152.0      1,286.6

     Net Cash Flow Before Income Taxes(5) Discounted to January 1, 2003 at:

                               10%: $715.8 million
                               12%: $657.4 million
                               15%: $586.2 million

Notes:

(1)  Includes working interest revenue and royalty interest revenue.

(2)  Net of ARTC.

(3) Company interest revenue less royalty burdens (net of ARTC) and operating and other expenses.

(4)  Undiscounted.

(5) Cash flow before income taxes includes other income and hedging gains (losses) and is stated prior to interest and general and administrative expenses. Hedging gains (losses) for 2003 and 2004 are $(3.9) million and $1.6 million, respectively.

(6) Production for 2003 based on 7,172 mboe Proved Reserves plus 134 mboe for 50% Probable Reserves and for 2004, based on 6,746 mboe for Proved Reserves plus 350 mboe for 50% Probable Reserves.

(7)  Based on the New Gilbert Report with a January 1, 2003 effective date.

(8)  Columns may not add due to rounding.

                    ESTIMATED FUTURE NET PRE-TAX CASH FLOWS &
                     ESTABLISHED RESERVES OF NEW PROPERTIES
                          CONSTANT COST AND PRICE CASE
                                      ($MM)

                                                                                                           NET CASH
                           ROYALTY     NET                                                                   FLOW
            COMPANY     BURDENS AFTER  REVENUE    OPERATING      NET                              NET       BEFORE
            INTEREST   GAS PROCESSING  AFTER      AND OTHER   PRODUCTION   OTHER   ABANDONMENT  CAPITAL     INCOME
   YEAR     REVENUE(1)  ALLOWANCE(2)   ROYALTY(2)  EXPENSES   REVENUE(3)   INCOME     COSTS    INVESTMENT  TAXES(4)(5)
   ----     ----------  ------------   ----------  --------   ----------   ------     -----    ----------  -----------
   2003        277.7       61.5           216.2       37.8      178.5       (6.0)       1.4        37.4       133.7
   2004        270.3       58.6           211.8       37.5      174.3        1.0        1.4        43.8       130.2
   2005        286.8       63.1           223.7       39.2      184.6        0.1        1.4        32.1       151.3
   2006        271.6       58.7           212.9       37.6      175.3        0.1        1.4        19.3       154.7
   2007        239.3       50.3           189.0       34.8      154.2        0.1        1.4        11.3       141.6
   2008        217.9       45.7           172.2       34.0      138.2        0.1        1.4         0.3       136.7
   2009        180.6       36.6           144.0       30.5      113.5        0.1        1.4         0.1       112.1
   2010        154.4       30.3           124.1       28.2       95.9        0.1        1.4         0.1        94.5
   2011        134.5       25.6           108.9       26.3       82.6        0.1        1.4         0.1        81.2
   2012        118.4       21.9            96.5       24.3       72.1        0.1        1.4         0.2        70.6
   2013        103.8       18.8            84.9       22.0       62.9        0.1        1.4         0.1        61.4
   2014         91.8       16.2            75.6       20.4       55.2        0.1        1.4         0.1        53.8
 Remainder     740.3      105.9           634.4      233.3      401.1        0.7       31.5         1.3       369.1

   Total     3,087.4      593.1         2,494.3      606.0    1,888.4       (3.3)      48.3       145.9     1,690.9

     Net Cash Flow Before Income Taxes(5) Discounted to January 1, 2003 at:

                               10%: $927.6 million
                               12%: $849.0 million
                               15%: $753.0 million

Notes:

(1)  Includes working interest revenue and royalty interest revenue.

(2)  Net of ARTC.

(3) Company interest revenue less royalty burdens (net of ARTC) and operating and other expenses.

(4)  Undiscounted.

(5) Cash flow before income taxes includes other income and hedging gains (losses) and is stated prior to interest and general and administrative expenses. Hedging gains (losses) for 2003 and 2004 are $(6.2) million and $0.8 million, respectively.

(6) Production for 2003 based on 7,172 mboe Proved Reserves plus 135 mboe for 50% Probable Reserves and for 2004, based on 6,746 mboe for Proved Reserves plus 350 mboe for 50% Probable Reserves.

(7)  Based on the New Gilbert Report with a January 1, 2003 effective date.

(8)  Columns may not add due to rounding.

UNDEVELOPED LANDS

The following table sets out ARC Resources' undeveloped land holdings as at December 31, 2002 in the New Properties as compiled by ARC Resources:

                                            GROSS(1)          NET(2)
                                            -------         -------
                                                    (acres)
Arctic                                      224,675           2,086
Alberta                                     264,149         166,519
British Columbia                            128,311         109,049
Saskatchewan                                 80,545          51,275
                                            -------         -------
Total                                       697,680         328,928
                                            =======         =======

Notes:

(1)  "Gross" refers to the total acres in which ARC Resources has an interest.

(2) "Net" refers to the total acres in which ARC Resources has an interest, multiplied by the percentage working interest therein owned by ARC Resources.

OIL AND GAS WELLS

The following table sets forth the number and status of wells in which ARC Resources had a working interest as at December 31, 2002 in the New Properties, which are producing or which are shut-in but which ARC Resources considers to be capable of production:

                                         PRODUCING                                     SHUT-IN(1)
                        --------------------------------------------   -------------------------------------------
                             CRUDE OIL              NATURAL GAS             CRUDE OIL             NATURAL GAS
                        --------------------  ----------------------   -------------------    --------------------
                        GROSS(2)      NET(3)  GROSS(2)        NET(3)   GROSS(2)     NET(3)    GROSS(2)      NET(3)
                        --------    --------  --------      --------   --------     ------    --------      ------
 Alberta                    740       246.0       575         131.3        240       54.1         83         11.8
 British Columbia            18         0.5        37          31.2          9        0.3         12          4.4
 Saskatchewan               127        81.0       596         330.4          7        3.2         26          5.2
                        --------    --------  --------      --------   --------     ------    --------      ------
 Total                      885       327.5     1,208         492.8        256       57.6        121         21.3
                        ========    ========  ========      ========   ========     ======    ========      ======

Notes:

(1) "Shut-in" wells means wells which have encountered and are capable of producing crude oil or natural gas but which are not producing due to lack of available transportation facilities, available markets or other reasons. Shut-in natural gas wells in which ARC Resources has an interest are located no further than five kilometres from gathering systems, pipelines or other means of transportation.

(2) "Gross" wells are defined as the total number of wells in which ARC Resources has an interest.

(3) "Net" wells are defined as the aggregate of the numbers obtained by multiplying each gross well by ARC Resources' percentage working interest therein.

(4) Royalty interest wells have been assigned a net number of zero. The table does not include water injection wells.

PRODUCTION HISTORY

ARC Resources' approximate net production in the New Properties, before deduction of royalties, for the periods indicated is summarized below.

                                                 2002                                         2001
                               -----------------------------------------    -----------------------------------------
                               FOURTH      THIRD      SECOND     FIRST      FOURTH     THIRD       SECOND     FIRST
                               QUARTER     QUARTER    QUARTER    QUARTER    QUARTER    QUARTER     QUARTER    QUARTER
                               -------     -------    -------    -------    -------    -------     -------    -------
Crude Oil (bbl/d)                5,141       5,065      5,178      5,523      5,961      6,301       5,917      6,149
Natural Gas (mmcf/d)              90.6        78.3       76.2       78.9       80.3       87.0        90.8       93.9
Natural Gas Liquids (bbl/d)      1,615       1,364      1,301      1,352      1,455      1,179       1,318      1,312
Total (boe/d 6:1)               21,865      19,506     19,168     20,039     20,802     21,990      22,374     23,123

The mix of ARC Resources' crude oil production and natural gas liquids for the New Properties for the year ended December 31, 2002 was approximately 68% light quality crude oil (35(degree) API or greater) and 12% medium quality crude oil (25(degree) API to 35(degree) API), 16% condensate and 10% natural gas liquids. Heavier gravity (less than 25% API) crude oil accounted for only 2% of production.

Approximately 65% of ARC Resources' gross revenue for the New Properties is derived from natural gas production with the remainder from crude oil and natural gas liquids. On a boe (6:1) basis, production is split between crude oil and natural gas liquids as to approximately 69% and natural gas as to approximately 31%.

DRILLING HISTORY

The following table sets forth the gross and net farmout and development wells in which Star participated during the periods indicated.

                                                 YEAR ENDED DECEMBER 31,
                                               2002                  2001
                                        GROSS(1)   NET(2)     GROSS(1)   NET(2)
                                        --------   ------     --------   ------
Exploration
         Oil                                   1      0.2            4      2.5
         Gas                                   1      0.3           13      6.2
         Dry                                   1      0.5            2      2.0
                                        --------   ------     --------   ------
Total Exploration                              3      1.0           19     10.7
                                        --------   ------     --------   ------

Development
         Oil                                  --       --           22     11.0
         Gas                                  74     55.1           41     18.0
         Dry                                   1      1.0            1      0.3
         Service                               1      0.3           --      0.0
                                        --------   ------     --------   ------
Total Development                             76     56.4           64     29.3
                                        --------   ------     --------   ------

Total                                       79.0     57.4           83     40.0
                                        ========   ======     ========   ======
Notes:

(1)  "Gross Wells" means the number of wells in which Star has an interest.

(2) "Net Wells" means the aggregate of the numbers obtained by multiplying each gross well by Star's percentage working interest therein.

CAPITAL EXPENDITURES

The following table summarizes capital expenditures (net of dispositions) made on the New Properties for the periods indicated.

                                                 2002                                         2001
                               -----------------------------------------    -----------------------------------------
                               FOURTH      THIRD      SECOND      FIRST     FOURTH      THIRD      SECOND      FIRST
                               QUARTER    QUARTER    QUARTER     QUARTER    QUARTER    QUARTER    QUARTER     QUARTER
                               -------    -------    -------     -------    -------    -------    -------     -------
Property acquisitions, net         942      1,708        922       2,271        457      3,216      1,207        (754)
Development drilling            12,679     16,631      1,774       6,304      8,434      8,344      4,729       8,080
Production and facilities       13,110      3,536      4,708       8,684      4,043      3,750      3,942       4,110
Other                            2,602      2,412      1,125       2,696      4,694      7,928      3,541       5,343
                               -------    -------    -------     -------    -------    -------    -------     -------
Total                           29,333     24,287      8,529      19,955     17,628     23,238     13,419      16,779
                               =======    =======    =======     =======    =======    =======    =======     =======

NETBACK HISTORY

The following table sets forth information respecting average net product prices received, royalties paid, operating expenses and netbacks received in respect of production of crude oil, natural gas liquids and natural gas from the New Properties for the periods indicated.

                                                        2002                                         2001
                                     ---------------------------------------   --------------------------------------
                                      FOURTH      THIRD    SECOND     FIRST    FOURTH       THIRD    SECOND    FIRST
                                     QUARTER    QUARTER   QUARTER    QUARTER   QUARTER    QUARTER   QUARTER   QUARTER
                                     -------    -------   -------    -------   -------    -------   -------   -------
Average Net Production
Prices Received
      Crude Oil ($/bbl)                35.70      35.28     33.76      31.66     35.06      37.08     35.70     36.22
      Natural Gas ($/mcf)               3.77       3.31      3.33       3.09      5.14       5.76      6.82      7.98
      Natural Gas Liquids ($/bbl)      29.23      26.57     24.74      21.05     34.63      38.70     33.03     46.73
      Oil Equivalent ($/boe 6:1)       32.32      26.03     26.63      23.16     22.39      26.95     36.62     46.02

Royalties Paid
      Crude Oil ($/bbl)                 8.02       9.06      8.27       4.94      6.69       7.39      7.23      8.68
      Natural Gas ($/mcf)               1.17       0.78      0.81       0.77      0.55       1.04      1.49      2.53
      Natural Gas Liquids ($/bbl)       9.51       9.59      7.56       3.59      7.18      11.03      7.79     18.40
      Oil Equivalent ($/boe 6:1)        7.42       6.18      5.95       4.63      4.56       6.83      8.40     13.62

Operating Expenses
      Crude Oil ($/bbl)(1) (2)          5.42       5.89      6.44       5.14      5.58       6.29      5.89      5.41
      Natural Gas ($/mcf)               0.95       0.97      1.02       0.81      0.82       0.95      0.96      0.86
      Natural Gas Liquids ($/bbl)       6.39       6.21      6.51       5.14      6.32       5.71      5.01      5.25
      Oil Equivalent ($/boe 6:1)        5.25       5.88      6.39       4.94      5.48       5.98      5.96      5.25

Netback Received
      Crude Oil ($/bbl)                23.44      23.25     21.03      21.58     16.51      22.69     25.49     22.13
      Natural Gas ($/mcf)               3.04       1.72      1.92       1.73      1.77       1.75      3.46      4.91
      Natural Gas Liquids ($/bbl)      20.71      14.31     14.33      12.32     11.17      13.03     24.54     22.92
      Oil Equivalent ($/boe 6:1)       19.65      13.97     14.30      13.58     12.35      14.15     22.25     27.15

Notes:

(1) Operating expenses are composed of direct costs incurred to operate both oil and gas wells. A number of assumptions have been made in allocating these costs between oil, natural gas and natural gas liquids production.

(2) Operating recoveries associated with operated properties were excluded from operating costs and accounted for as a reduction to general and administrative costs.

FUTURE COMMITMENTS

Information respecting Star's financial instruments is contained in Note 13 and 14 to the audited consolidated financial statements of Star for the year ended December 31, 2002 which are attached hereto as Appendix A. All such financial instruments were liquidated prior to the completion of the Star Transaction.

ACQUISITIONS AND DISPOSITIONS

There were no significant acquisitions or dispositions by Star within the most recently completed financial year.

AMENDMENTS TO TRUST INDENTURE

At the Annual and Special Meeting of Unitholders (the "2003 Unitholders Meeting") of the Trust held April 17, 2003, Unitholders approved a Special Resolution approving a number of amendments to the Trust Indenture required to clarify duties and responsibilities subsequent to the Internalization Transaction completed on August 29, 2002, along with a number of miscellaneous amendments. The amendments to the Trust Indenture which were approved at the 2003 Unitholders Meeting, all of which have been made effective May 16, 2003, are summarized below and are more particularly set forth and described in the Annual Meeting 2003 Information Circular. A brief summary of the principal amendments are as follows:

o The Trust Indenture was amended to effect a single global delegation by the Trustee to ARC Resources, including in such delegation all of the matters formerly delegated to the Manager under the Management Agreement.

o The Trust Indenture was amended to stipulate that all directors of ARC Resources are elected annually by the Unitholders at the annual meeting of Unitholders and, in addition, the Shareholders Agreement was terminated.

o The provisions of the Trust Indenture were amended to clarify that any approval or consent of Unitholders in relation to any matter required by any regulatory body will require a majority of, or such other level of approval of Unitholders as may be stipulated by such regulatory authority, including as to the exclusion of interested or other Unitholders in the calculation of such level of approval.

o The provisions in the Trust Indenture relating to the authorized class of Special Voting Units were amended to clarify that the entitlement under such Special Voting Units is to such number of votes at meetings of Unitholders equal to the number of Trust Units initially reserved for issuance that such Special Voting Units represent, as opposed to a number of votes which would increase as entitlement to Trust Units increases under, for example, the exchange ratio for the ARC Resources Exchangeable Shares.

o A number of inconsequential changes were made to the Trust Indenture involving the elimination of references to the Manager, Management Agreement and the Shareholder Agreement.

EXCHANGEABLE SHARE REORGANIZATION

On May 16, 2003, the Trust completed a merger of two of its wholly-owned subsidiaries, ARC Resources and ARML (the "Exchangeable Share Reorganization") which was accomplished in the following manner:

o ARC Resources amended its articles by replacing the ARC Resources Exchangeable Share Provisions with rights, privileges, restrictions and conditions which were in substance identical to the ARML Exchangeable Share Provisions (the "ARC Resources Exchangeable Share Amendment").

o Immediately following the ARC Resources Exchangeable Share Amendment, ARC Resources acquired all of the outstanding ARML Exchangeable Shares in exchange for ARC Resources Exchangeable Shares which had been amended to have rights, privileges, restrictions and conditions in substance identical to the ARML Exchangeable Share Provisions (the "Share Exchange"). Pursuant to the Share Exchange, holders of ARML Exchangeable Shares received an aggregate 0.80676 ARC Resources Exchangeable Shares, which number of Exchangeable Shares, on the effective date of the Share Exchange, entitled the former holders of ARML Exchangeable Shares to receive the same number of Trust Units that such holders would have received if they had exercised their right, immediately prior to the Share Exchange, to receive Trust Units of the Trust.

o Following the completion of the ARC Resources Exchangeable Share Amendment and the Share Exchange, ARC Resources acquired all of the outstanding common shares of ARML in exchange for the issuance to the Trust of common shares of ARC Resources (the "Common Share Acquisition").

o Following the completion of the ARC Resources Exchangeable Share Amendment, the Share Exchange and the Common Share Acquisition, ARC Resources and its then wholly-owned subsidiary, ARML, executed an agreement whereby ARML transferred and assigned all of its assets to ARC Resources and ARC Resources assumed all of the liability of ARML. ARML was subsequently dissolved.

Concurrent with the completion of the Exchangeable Share Reorganization, each of the ARC Resources Exchangeable Share Support Agreement and the ARC Resources Exchangeable Share Voting and Exchange Trust Agreement were amended so as to apply to both the ARC Resources Exchangeable Shares which were outstanding immediately prior to the completion of the Exchangeable Share Reorganization as well as to the ARC Resources Exchangeable Shares which were issued to former holders of ARML Exchangeable Shares pursuant to the Share Exchange. For more information, see the Annual Meeting 2003 Information Circular and more particularly the sections under the headings "Trust Indenture Amendment Resolution" and "Exchangeable Share Reorganization, both of which are hereby incorporated by reference into this Annual Information Form.

                         SHARE CAPITAL OF ARC RESOURCES

All information below in respect of the share capital of ARC Resources is stated as at May 16, 2003.

COMMON SHARES

ARC Resources has authorized for issuance an unlimited number of common shares of which 100 common shares are issued and outstanding and held by the Trust. The voting of such shares is delegated to ARC Resources under the Trust Indenture. The holders of common shares are entitled to notice of, to attend and to one vote per share held at any meeting of the shareholders of ARC Resources; to receive dividends as and when declared by Board of Directors of ARC Resources on the common shares as a class, and subject to prior satisfaction of all preferential rights to dividends attached to all shares of other classes; and in the event of any liquidation, dissolution or winding-up of ARC Resources, whether voluntary or involuntary, or any other distribution of the assets of ARC Resources among its shareholders for the purpose of winding-up its affairs, and subject to prior satisfaction of all preferential rights to return of capital on dissolution attached to all shares of other classes of shares of ARC Resources ranking in priority to the common shares in respect of return of capital on dissolution, to share ratably, together with the shares of any other class of shares of ARC Resources ranking equally with the common shares in respect of return of capital on dissolution, in such assets of ARC Resources as are available for distribution.

ARC RESOURCES EXCHANGEABLE SHARES

ARC Resources is authorized to issue an unlimited number of ARC Resources Exchangeable Shares of which, as at May 16, 2003, 2,267,758 ARC Resources Exchangeable Shares are outstanding. The ARC Resources Exchangeable Shares rank prior to the common shares of ARC Resources, the second preferred shares of ARC Resources and any other shares ranking junior to the ARC Resources Exchangeable Shares with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of ARC Resources; provided that notwithstanding such ranking ARC Resources shall not be restricted in any way from repaying indebtedness of ARC Resources to the Trust from time to time.

Holders of ARC Resources Exchangeable Shares are entitled to receive, as and when declared by the Board of Directors in its sole discretion, from time to time, cumulative preferential cash dividends in an amount per share equal to the ARC Resources Exchange Ratio on the preceding business day multiplied by the fair market value of a Trust Unit as at the preceding business day (determined on the basis of the weighted average price of the Trust Unit on the TSX for the 10 trading days preceding that date). It is not anticipated that dividends will be declared or paid on the ARC Resources Exchangeable Shares, however the Board of Directors has the right in its sole discretion to do so.

ARC Resources will not, without obtaining the approval of the holders of the ARC Resources Exchangeable Shares:

         (a) pay any dividend on the common shares of ARC Resources, second preferred shares of ARC Resources or any other shares ranking junior to the ARC Resources Exchangeable Shares, other than the stock dividends payable in common shares of ARC Resources or any such other shares ranking junior to the ARC Resources Exchangeable Shares;

         (b) redeem, purchase or make any capital distribution in respect of the common shares of ARC Resources, second preferred shares of ARC Resources or any other shares ranking junior to the ARC Resources Exchangeable Shares;

         (c) redeem or purchase any other shares of ARC Resources ranking equally with respect to the payment of dividends or on any liquidation distribution; or

         (d) issue any shares, other than ARC Resources Exchangeable Shares, second preferred shares of ARC Resources or common shares of ARC Resources, which rank superior to the ARC Resources Exchangeable Shares with respect to the payment of dividends or on any liquidation distribution.

Notwithstanding the foregoing, the restrictions in paragraphs (a), (b) and (c) above shall only be applicable if dividends which have been declared on the outstanding ARC Resources Exchangeable Shares have not been paid in full.

The ARC Resources Exchangeable Share Provisions entitle the holder to exchange each ARC Resources Exchangeable Share at any time into the number of Trust Units equal to the ARC Resources Exchange Ratio then in effect. The ARC Resources Exchange Ratio is determined by reference to the distributions paid on Trust Units in a given month and the current market price of the Trust Units. On May 16, 2003, each ARC Resources Exchangeable Share was exchangeable for 1.37557 Trust Units.

The ARC Resources Exchangeable Shares provide holders with a security having economic, ownership and voting rights which are substantially equivalent to those of Trust Units. The ARC Resources Exchangeable Shares are maintained economically equivalent to the Trust Units by the progressive increase in the ARC Resources Exchange Ratio to reflect distributions paid by the Trust to Unitholders. The ARC Resources Exchangeable Shares are provided equivalent voting rights as Unitholders through the ARC Resources Exchangeable Share Voting and Exchange Trust Agreement pursuant to which the holders of ARC Resources Exchangeable Shares can direct the Trustee to vote at meetings of Unitholders.

Computershare Trust Company of Canada acts as the transfer agent for the ARC Resources Exchangeable Shares.

SECOND PREFERRED SHARES

ARC Resources also has authorized an unlimited number of Second Preferred Shares which may at any time or from time to time be issued in one or more series. Before any shares of a particular series are issued, the Board of Directors of ARC Resources shall, by resolution, fix the number of shares that will form such series and shall, subject to the limitations set out herein, by resolution fix the designation, rights, privileges, restrictions and conditions to be attached to the Second Preferred Shares of such series. The Second Preferred Shares of each series shall rank behind the Exchangeable Shares and on a parity with the Second Preferred Shares of every other series with respect to accumulated dividends and return of capital. The Second Preferred Shares are entitled to a preference over the Common Shares and over any other shares of ARC Resources ranking junior to the Second Preferred Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of ARC Resources, whether voluntary or involuntary, or any other distribution of the assets of ARC Resources among its shareholders for the purpose of winding-up its affairs. As at the date hereof, no Second Preferred Shares have been issued or are outstanding.

                              SHARE CAPITAL OF ARML

As at December 31, 2002 ARML had authorized for issuance an unlimited number of common shares of which 100 common shares were issued and outstanding and held by the Trust and an unlimited number of ARML Exchangeable Shares of which 2,206,409 ARML Exchangeable Shares were issued and outstanding.

Pursuant to the Exchangeable Share Reorganization which was completed on May 16, 2003 all of the then outstanding ARML Exchangeable Shares were acquired by Resources and ARML was subsequently wound-up into ARC Resources.

            OTHER INFORMATION RESPECTING ARC RESOURCES AND ARC SASK.

ADDITIONAL PROPERTIES

ARC Resources or ARC Sask. may acquire additional Properties and related tangible equipment and fund such acquisitions from production revenues, the proceeds of the Deferred Purchase Price Obligation (which, at the option of the Trust, may be financed from the net proceeds of any issue by the Trust of additional Trust Units or from the proceeds of disposition of the Royalties in respect of Properties which are disposed of unless ARC Resources or ARC Sask. determines not to reinvest such proceeds to pay down all or any portion of the Deferred Purchase Price Obligation), borrowings, farmouts or with working capital of ARC Resources or ARC Sask. Under the terms of the Royalty Agreements, capital expenditures and the cost of acquiring additional properties in any calendar year will not exceed 25% of the aggregate of all amounts received by the Trust, directly or indirectly, from ARC Resources and ARC Sask. for such year in royalty, interest distributions and other payments unless financed with borrowings, additional issuances of Trust Units or Properties disposition proceeds. See "Capital Expenditures".

ARC Resources or ARC Sask. may sell any of its interests in Properties and release the Royalties therefrom provided that the sale is approved by a Special Resolution of the Unitholders in the event the interests in the Properties being sold constitute greater than 25% of the Asset Value of all Properties. Sales of Properties for proceeds in excess of $10,000,000 are required to be approved by the Board of Directors of ARC Resources. The proceeds of a disposition of an interest in the Properties to the extent related to Canadian resource properties, as defined in the Tax Act, will be allocated 99% to the Trust after retiring any borrowing which relates to the Canadian resource property component of such interest in consideration for the release of the Royalties from such Properties.

In connection with the sale of any interests in the Properties, ARC Resources will determine whether the net proceeds of the sale should be reinvested on behalf of the Trust pursuant to the Deferred Purchase Price Obligation. Otherwise such proceeds will be distributed to Unitholders by the Trust.

CAPITAL EXPENDITURES

ARC Resources may approve future capital expenditures or farmouts under the terms of the Royalty Agreements. Future capital expenditures on the Properties will generally be of the type which are intended to maintain or improve production from the Properties. ARC Resources and ARC Sask. may finance capital expenditures from production revenues, the proceeds of the Deferred Purchase Price Obligation (which will be financed by the Trust issuing additional Trust Units or from the proceeds of disposition of the Royalties in respect of Properties which are disposed of), borrowings, farmouts or with working capital of ARC Resources or ARC Sask. Under the terms of the Royalty Agreements, capital expenditures and the cost of acquiring additional properties in any calendar year, will not exceed 25% of the aggregate of all amounts received by the Trust, directly or indirectly, from ARC Resources and ARC Sask. for such year in royalty, interest distributions and other payments unless financed with borrowings, additional issuances of Trust Units or Property disposition proceeds.

DEFERRED PURCHASE PRICE OBLIGATION

Under the terms of the Royalty Agreements, the purchase price of the Royalties includes the Deferred Purchase Price Obligation which recognizes that cash flows from any after-acquired property and certain capital expenditures will be subject to the Royalty for the benefit of Unitholders. The Deferred Purchase Price Obligation consists of an amount equal to 99% of the cost of, or any amount borrowed to acquire, a Canadian resource property (as defined under the Tax Act) acquired by ARC Resources or ARC Sask. subsequent to the grant of the Royalties and an amount equal to 99% of the cost of, or any amount borrowed to fund, certain designated capital expenditures incurred on the Properties. The Trust intends to finance the Deferred Purchase Price Obligations through additional issues of Trust Units or the application of the Royalty disposition proceeds.

BORROWING

ARC Resources and ARC Sask. borrow funds from time to time to finance the purchase of Properties, for capital expenditures or for other financial obligations or expenditures in respect of the Properties held by them or for working capital purposes. Borrowings to fund the purchase of Canadian resource properties, as defined in the Tax Act, may be repaid with funds received from the Trust pursuant to the Deferred Purchase Price Obligation. The Board of Directors of ARC Resources has approved a policy relating to borrowing which requires a quarterly assessment by management, subject to review by the Board of Directors of ARC Resources, of the appropriateness of borrowing levels. ARC Resources and ARC Sask. have granted security in priority to the Royalties to secure the loan of such funds.

Debt Service Charges will be deducted in computing Royalty Income. The debt repayment will be scheduled to minimize any income tax payable by ARC Resources.

The Trust had four revolving credit facilities to a combined maximum of $300 million and US$65 million of Senior Secured Notes (the "Notes") at December 31, 2002. The revolving credit facilities each have a 364 day extendable period and a two year term. Borrowings under the facilities bear interest at bank prime or, at the Trust's option, bankers' acceptance plus a stamping fees. The first Notes were issued for an aggregate of US$35 million during 2000 pursuant to an Uncommitted Master Shelf Agreement. The first Notes bear interest at 8.05% and require equal principal payments of US$7 million over a five year period commencing in 2004. On October 18, 2002, ARC Resources issued a further US$30 million pursuant to the Master Shelf Agreement. These Notes bear interest at 4.94% and require equal principal payments of US$6 million over a 5 year period commencing 2006. As at December 31, 2002, the Uncommitted Master Shelf Agreement allows for the issuance of an additional US$35 million of Notes at rates and maturity to be agreed upon at the date of issuance.

On April 16, 2003 the Trust renewed its four revolving credit facilities and added a fifth revolving credit facility to a combined maximum of $551 million, with the acquisition of Star resulting in the total borrowing base of the Trust being equal to $650 million on April 16, 2003, consisting of credit facilities of $551 million and Notes totaling US$65 million.

ESCROW AGREEMENTS

As a condition of preceding with the Internalization Transaction certain holders of ARML shares entered into the Escrow Agreements, which are intended to enhance alignment between management and Unitholder interests. As a result of the escrow provision 9,013 Trust Units and 2,008,699 ARML Exchangeable Shares were placed in escrow at such time.

All the distributions received on the Trust Units (or attributable to ARML Exchangeable Shares) held in escrow flow through to the underlying holders of the Trust Units or ARML Exchangeable Shares. Distributions on the Trust Units are made directly to the holder of the escrowed Trust Units. Distributions attributable to ARML Exchangeable Shares are, on the request of a holder of ARML Exchangeable Shares, released periodically, by release of such number of ARML Exchangeable Shares which reflect the increase in the number of Trust Units as a result of the Distributions on Trust Units to which such escrowed holder is entitled at the time. In the event of a change in control of ARML, ARC Resources, or the Trust other than among affiliates, all Trust Units and ARML Exchangeable Shares held in escrow are to be released. Securities held in escrow may be charged, pledged or encumbered, provided that the securities remain in escrow pursuant to the terms of the Escrow Agreements.

At the date of the Internalization Transaction:

o eight of the larger shareholders of ARML, who owned directly or indirectly accounted for approximately 49% of the ARML shares, were subject to 66 2/3% of the Trust Units or ARML Exchangeable Shares received pursuant to the Internalization Transaction being held in escrow and released as to one-fifth on each August 28 for the immediately following five years.

o twenty-one substantial ARML shareholders, who directly or indirectly accounted for approximately 43% of the ARML Shares, were subject to 50% of the Trust Units or ARML Exchangeable Shares received being held in escrow and released as to one-fifth on each August 28 for the immediately following five years

o sixteen smaller ARML shareholders, who directly or indirectly accounted for approximately 5% of the ARML shares, were subject to 50% of the Trust Units or ARML Exchangeable Shares received being held in escrow and released as to one-third on each August 28 for the immediately following 3 years

o twenty-eight remaining ARML shareholders, who accounted for approximately 3% of the ARML shares, were not subject to any escrow provisions.

In addition, 30% of the Trust Units or ARML Exchangeable Shares held in escrow for holders of ARML Shares who were, at the date of the Internalization Transaction, officers of ARC Resources or directors of ARC Financial Corporation will be forfeited if the individual ceases to be an employee, director, of officer of ARC Resources, any other affiliate of the Trust, ARC Financial Corporation or any other member of the ARC Financial group of companies in the first year after the closing date of the

Internalization Transaction, such percentage declines evenly on August 28 over the following five year period. Any such Trust Units or ARML Exchangeable Shares will be redistributed among the remaining members of this group. In the event of a change in control of the Trust, the forfeiture provisions will be cancelled.

The escrow provisions and forfeiture provisions are intended to enhance alignment between management and unitholder interests.

In connection with the completion of the Exchangeable Share Reorganization on May 16, 2003, all of the ARC Resources Exchangeable Shares which were issued in exchange for the ARML Exchangeable Shares subject to the escrow and forfeiture provisions noted above, remain subject to such escrow and forfeiture provisions.

ENVIRONMENTAL OBLIGATIONS - RECLAMATION FUND

ARC Resources and ARC Sask. will each be liable for its share of ongoing environmental obligations and for the ultimate reclamation of the Properties held by it upon abandonment. Ongoing environmental obligations are expected to be funded out of cash flow.

ARC Resources and ARC Sask. currently estimate that the future environmental and reclamation obligations in respect of the Properties held by them will aggregate approximately $127.3 million. ARC Resources' and ARC Sask.'s aggregate minimum annualized contributions are currently set at approximately $4.0 million (less current year site reclamation and abandonment costs) to a reclamation fund, such that the estimated future environmental and reclamation obligations associated with the Properties held by them would be funded over 20 years. Contributions to the fund may be adjusted by ARC Resources or ARC Sask. from time to time based on its assessment of its share of expected environmental and final site reclamation costs. The estimate of the future environmental and reclamation obligations with respect to the New Properties is approximately $52.1 million. As a result, ARC expects to contribute an additional $2.0 million (less current year site reclamation and abandonment costs) to the reclamation fund.

The estimates of reserves and the present worth of future net cash flows from such reserves contained in the Gilbert Report and in the New Gilbert Report are stated after providing for estimated well abandonment and site restoration costs.

INSURANCE

ARC Resources and ARC Sask. carry insurance policies to provide protection for their working interests in the Properties at or above industry standards. Insurance policies covers property damage, general liability and, for certain properties, business interruption. The ongoing level, type and maintenance of insurance are determined by ARC Resources based upon the availability and cost of such insurance and ARC Resources' perception of the risk of loss.

RETENTION BONUSES AND EXECUTIVE EMPLOYMENT AGREEMENTS

As a condition of the Internalization Transaction, ARML declared the Retention Bonuses to the ARML Officers, compromised of the Chief Executive Officer and the five Vice-Presidents of ARC Resources on August 28, 2002. This payment is to be made in equal increments of an aggregate of $1,000,000 per year for five years but only if the individual remains employed by ARC Resources or another affiliate of the Trust. The Retention Bonuses were funded by an effective reduction in the purchase price resulting in the existing holders of ARML shares paying for this management retention program. The relevant portion of the unpaid Retention Bonus will not be paid to any departing officer.

                        INFORMATION RELATING TO THE TRUST

TRUST UNITS

A maximum of 650,000,000 Trust Units have been created and may be issued pursuant to the Trust Indenture. The Trust Units represent equal undivided beneficial interests in the Trust. All Trust Units share equally in all distributions from the Trust and all Trust Units carry equal voting rights at meetings of Unitholders. No Unitholder will be liable to pay any further calls or assessments in respect of the Trust Units. No conversion, retraction, redemption or preemptive rights attach to the Trust Units.

SPECIAL VOTING UNIT

The Trust Indenture also provides for the issuance of special voting units which are to be issued to a trustee and which are entitled to such number of votes at meetings of Unitholders equal to the number of Trust Units reserved for issuance that such special voting units represent, such number of votes and any other rights or limitations prescribed by the Board of Directors of ARC Resources when the Board authorizes issuing such special voting units.

A Special Voting Unit has been designated by the Board of Directors of ARC Resources as the "Special Voting Unit, Exchangeable Shares ("Special Voting Unit"). The Special Voting Unit possesses a number of votes for the election of directors of ARC Resources and on all other matters submitted to a vote of Unitholders equal to the number of outstanding Exchangeable Shares from time to time not owned by Trust or ARC Subco. The holders of Trust Units and the holder of the Special Voting Unit vote together as a single class on all matters.

In the event of any liquidation, dissolution or winding-up of Trust, the holder of the Special Voting Unit will not be entitled to receive any assets of Trust available for distribution to its holders of Trust Units. The holder of the Special Voting Unit will not be entitled to receive dividends. The Special Voting Unit has been issued to Computershare Trust Company of Canada, as trustee, under the Voting and Exchange Trust Agreement. At such time as the Special Voting Unit has no votes attached to it because there are no Exchangeable Share outstanding not owned by Trust or ARC Subco, the Special Voting Unit will be cancelled.

THE TRUST INDENTURE

The Trust Indenture, among other things, provides for the calling of meetings of Unitholders, the conduct of business thereof, notice provisions, the appointment and removal of the Trustee and the form of Trust Unit certificates. The Trust Indenture may be amended from time to time. Substantive amendments to the Trust Indenture, including early termination of the Trust and the sale or transfer of the property of the Trust as an entirety or substantially as an entirety requires approval by Special Resolution of the Unitholders. See "Meetings and Voting".

The following is a summary of certain provisions of the Trust Indenture. For a complete description of such indenture, reference should be made to the Trust Indenture, copies of which may be viewed at the offices of, or obtained from, the Trustee.

TRUSTEE

Computershare Trust Company of Canada is the trustee of the Trust and also acts as the transfer agent for the Trust Units. The Trustee is responsible for, among other things: (a) accepting subscriptions for Trust Units and issuing Trust Units pursuant thereto; (b) maintaining books and records of the Trust and providing timely reports to holders of Trust Units; and (c) paying cash distributions to Unitholders. The

Trust Indenture provides that the Trustee shall exercise its powers and carry out its functions thereunder as Trustee honestly, in good faith and in the best interests of the Trust and the Unitholders and, in connection therewith, shall exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

The term of the Trustee's appointment is until the next annual meeting of Unitholders. At each annual meeting the Trustee may be reappointed or changed as determined by a majority of the votes cast at such meeting of the Unitholders. The Trustee may resign upon 60 days' notice to the Trust. The Trustee may also be removed by Special Resolution of the Unitholders. Such resignation or removal becomes effective upon the acceptance or appointment of a successor trustee.

ARC Resources presently administers the Trust on behalf of the Trustee. ARC Resources, on behalf of the Trustee, keeps such books and records as are necessary for the proper recording of the business transactions of the Trust.

The Trust Indenture provides that the Trustee shall be under no liability for any action or failure to act unless such liabilities arise out of the Trustee's gross negligence, willful default or fraud. The Trustee, where it has met its standard of care, shall be indemnified out of the assets of the Trust for any taxes or other government charges imposed upon the Trustee in consequence of its performance of its duties but shall have no additional recourse against Unitholders. In addition, the Trust Indenture contains other customary provisions limiting the liability of the Trustee.

FUTURE OFFERINGS

Under the Trust Indenture, the Trust may offer additional Trust Units or rights to acquire additional Trust Units at such times and on such terms as the Board of Directors of ARC Resources may determine. Pursuant to the Deferred Purchase Price Obligation, the Royalties will attach to the interests of ARC Resources or ARC Sask. in any additional Properties they may acquire from time to time. At the option of the Trust, the net proceeds from any offerings may be used to finance the acquisition of additional Properties should such interests be available on terms and conditions acceptable to ARC Resources on behalf of Unitholders or to repay indebtedness incurred by ARC Resources in connection with such acquisitions.

MEETINGS AND VOTING

Annual meetings of the Unitholders will be held annually. Special meetings of Unitholders may be called at any time by the Trustee and shall be called by the Trustee upon the written request of Unitholders holding in aggregate not less than 20% of the Trust Units. Notice of all meetings of Unitholders shall be given to Unitholders at least 21 days prior to the meeting.

Unitholders will be entitled at each annual meeting to appoint the Trustee, to appoint the auditors of the Trust and to elect all the members of the Board of Directors of ARC Resources.

MANAGEMENT OF THE TRUST

The Trust Indenture provides for delegation to ARC Resources by the Trustee of broad discretion to administer and manage the day to day operations of the Trust Fund, which includes responsibility and authority to make executive decisions on behalf of all of the direct or indirect subsidiaries of the Trust and to exercise the powers of the Trustee. Without limitation of the foregoing, ARC Resources has been specifically delegated to provide certain administrative and support services to the Trust, including those necessary: (i) to ensure compliance by the Trust with continuous disclosure obligations under applicable securities legislation; (ii) to provide investor relations services; (iii) to provide or cause to be provided to

Unitholders all information to which Unitholders are entitled under the Trust Indenture; (iv) to call, hold and distribute materials including notices of meetings and information circulars in respect of all necessary meetings of Unitholders; (v) to determine the amounts payable from time to time to Unitholders and to arrange for distributions to Unitholders of Distributable Income; and (vi) to determine the timing and terms of future offerings of Trust Units, if any.

ARC Resources has accepted all such delegation and has agreed that, in respect of such matters, it shall carry out its functions honestly, in good faith and in the best interests of the Trust and the Unitholders and, in connection therewith, shall exercise that degree of care, diligence and skill that a reasonably production person would exercise in comparable circumstances.

ARC FINANCIAL ADVISORY AGREEMENT

ARC Resources, the Trust, ARML and ARC Financial Corporation entered into the ARC Financial Advisory Agreement dated August 28, 2002 whereby ARC Financial Corporation agrees to provide certain ongoing research and strategic services to the Trust for a five year period without cost to the Trust. This ensures the continuing availability of research and strategic advise in the energy sector, which has been beneficial to the Trust in the past. ARC Financial Corporation has also agreed not to, and will use reasonable commercial efforts, to cause any of the ARC Financial group of companies, not to act as manager or promoter of another publicly listed energy related trust for a period of five years, with certain exceptions relating to the ARC venture capital activities carried out by any member of the ARC Financial group of companies.

SPECIAL DEBENTURE

The Special Debenture in the principal amount of $320,000,000 was issued pursuant to the Star Transaction. The following is a summary of the material attributes and characteristics of the Special Debenture. This summary does not purport to be complete and is subject to, and qualified, by reference to the terms of the Special Debenture.

GENERAL

The Special Debenture was issued on April 16, 2003 and matures on June 30, 2008. The Special Debenture was issued in the principal amount of $320,000,000 and the holder has the right at any time prior to the Time of Expiry (as defined below) to convert the whole or any part of the Special Debenture which is $10,000,000 or an integral multiple thereof into new Underlying Debentures with a denomination of $10,000,000 for each $10,000,000 principal amount of Special Debenture so converted.

The Special Debenture bears interest from the date of issue at 8% per annum until, but not including June 30, 2005, and from June 30, 2005 at 10% per annum, which will be payable in cash in equal quarterly payments in arrears on March 31, June 30, September 30 and December 31 in each year, commencing on June 30, 2003. The first interest payment will include interest accrued from the date of issue to June 30, 2003.

The principal amount of the Special Debenture is payable in lawful money of Canada or, at the option of the Trust and subject to applicable regulatory approval, by payment of Trust Units as further described under "Payment upon Maturity". The interest on the Special Debenture will be payable in lawful money of Canada including, at the option of the Trust and subject to applicable regulatory approval, in accordance with the Unit Interest Payment Obligation as described under "Interest Payment Option".

The Special Debenture is a direct obligation of the Trust and is not secured by any mortgage, pledge, hypothec or other charge and is subordinated to other liabilities of the Trust as described under

"Subordination". The Special Debenture does not restrict the Trust from incurring additional indebtedness for borrowed money or from mortgaging, pledging or charging its properties to secure any indebtedness.

CONVERSION PRIVILEGE

The holder of the Special Debenture has the option, at any time prior to the Time of Expiry (defined as 4:30 p.m. (Calgary time) on the earlier of: (a) one
(1) business day after the date of issuance of the receipt from the securities commissions in the provinces of Alberta and Ontario (the "Securities Commissions") for a prospectus qualifying the distribution of the Underlying Debentures to be issued upon conversion of the Special Debenture (a "Qualifying Prospectus"); (b) June 30, 2004 if a receipt for a Qualifying Prospectus has not been obtained from the Securities Commissions due to circumstances beyond the control of the Trust; and (c) June 30, 2005) and the last business day immediately preceding the date specified by the Trust for redemption of the whole or any portion of the Special Debenture, to convert the whole or any part of the Special Debenture which is $10,000,000 or an integral multiple thereof into an Underlying Debenture with a denomination of $10,000,000 for each $10,000,000 principal amount of Special Debenture being so converted. The holder of the Special Debenture shall be entitled to receive accrued and unpaid interest in respect of the principal amount of the Special Debenture surrendered for conversion up to but excluding the date of conversion.

The right of the holder of the Special Debenture to convert the Special Debenture into an Underlying Debenture on the basis of an Underlying Debenture with a denomination of $10,000,000 for each $10,000,000 principal amount of the Special Debenture so converted shall be deemed to be exercised in respect of the entire outstanding principal amount of the Special Debenture at the Time of Expiry and the Underlying Debenture issuable thereby shall be deemed to be issued to the holder at the Time of Expiry.

REDEMPTION AND PURCHASE

The Special Debenture may be redeemed in whole or in part in multiples of $10,000,000 from time to time at the option of the Trust for cash on not more than 60 days and not less than 30 days prior notice and before maturity, at a redemption price of $10,000,000 per $10,000,000 principal amount of Special Debenture, plus accrued and unpaid interest thereon, if any.

The Trust has the right to purchase the Special Debenture in the market, by tender or by private contract.

PAYMENT UPON MATURITY

At maturity, the Trust will repay the indebtedness represented by the Special Debenture by paying to the holder in lawful money of Canada an amount equal to the principal amount of the outstanding Special Debenture which has matured, together with accrued and unpaid interest thereon. The Trust may, at its option, on not more than 60 days and not less than 30 days prior notice and subject to applicable regulatory approval, elect to satisfy its obligation to pay the principal amount of the Special Debenture which has matured by issuing Trust Units to the holder of the Special Debenture. Any accrued and unpaid interest thereon will be paid in cash. The number of Trust Units to be issued will be determined by dividing the principal amount of the outstanding Special Debenture which has matured by 97.5% of the current market price on the maturity date. No fractional Trust Units will be issued on maturity but in lieu thereof the Trust shall satisfy fractional interests by a cash payment equal to the current market price of any fractional interest.

The term "current market price" is defined in the Special Debenture to mean the weighted average trading price of the Trust Units on the TSX for the 10 consecutive trading days ending on the fifth trading day preceding the maturity date.

SUBORDINATION

The payment of the principal of, and interest on, the Special Debenture is subordinated in right of payment, as set forth in the Special Debenture, to the prior payment in full of all Senior Indebtedness of the Trust. "Senior Indebtedness" of the Trust is defined in the Special Debenture as the principal of and premium, if any, and interest on all indebtedness, liabilities and obligations of the Trust (whether outstanding as at the date of the Special Debenture or thereafter created, incurred, assigned or guaranteed) in connection with the acquisition, holding or maintaining by the Trust of any businesses, properties or other assets or for moneys borrowed or raised by whatever means (including, without limitation, by means of commercial paper, bankers' acceptances, letters of credit, debt instruments, bank debt and financial leases, and any liability evidenced by bonds, debentures, notes or similar instruments), or for any payment obligation under any hedging, swap or other derivative agreement or in connection with the acquisition, holding or maintaining of any businesses, properties or other assets or for moneys borrowed or raised by whatever means (including, without limitation, by means of commercial paper, bankers' acceptances, letters of credit, debt instruments, bank debt and financial leases, and any liability evidenced by bonds, debentures, notes or similar instruments) by others including, without limitation, any subsidiary of the Trust, for payment of which the Trust is responsible or liable, whether absolutely or contingently, and without limitation of the foregoing pursuant to any indebtedness of any subsidiary of the Trust payment for which the Trust is responsible or liable as obligor or guarantor; and renewals, extensions, restructurings and refundings of any such indebtedness, liabilities or obligations; other than indebtedness evidenced by the Special Debenture and all other existing and future debentures or other instruments of the Trust which, by the terms of the instrument creating or evidencing the indebtedness, is expressed to be PARI PASSU with, or subordinate in right of payment to, the Special Debenture.

The Special Debenture provides that in the event of any insolvency or bankruptcy proceedings, or any receivership, liquidation, reorganization or other similar proceedings relative to the Trust, or to its property or assets, or in the event of any proceedings for voluntary liquidation, dissolution or other winding-up of the Trust, whether or not involving insolvency or bankruptcy, or any marshalling of the assets and liabilities of the Trust, then those holders of Senior Indebtedness, including any indebtedness to trade creditors, will receive payment in full before the holder of the Special Debenture will be entitled to receive any payment or distribution of any kind or character, whether in cash, property or securities, which may be payable or deliverable in any such event in respect of the Special Debenture or any unpaid interest accrued thereon. The Special Debenture also provides that the Trust will not make any payment, and the holder of the Special Debenture will not be entitled to demand, institute proceedings for the collection of, or receive any payment or benefit (including, without any limitation, by set-off, combination of accounts or realization of security or otherwise in any manner whatsoever) on account of indebtedness represented by the Special Debenture (a) in a manner inconsistent with the terms (as they exist on the date of issue) of the Special Debenture or (b) at any time when an event of default has occurred under the Senior Indebtedness and is continuing and notice of such event of default has been given by or on behalf of the holders of Senior Indebtedness to the Trust, unless the Senior Indebtedness has been repaid in full.

The Special Debenture is also effectively subordinate to claims of creditors of the Trust's subsidiaries except to the extent the Trust is a creditor of such subsidiaries ranking at least PARI PASSU with such other creditors. Specifically, the Special Debenture is subordinated in right of payment to the prior payment in full of all indebtedness under the credit facilities of ARC Resources and ARC Sask.

PRIORITY OVER TRUST DISTRIBUTIONS

The Trust Indenture provides that certain expenses of the Trust must be deducted in calculating the amount to be distributed to the Unitholders. Accordingly, the funds required to satisfy the interest payable on the Special Debenture, as well as the amount payable upon redemption or maturity of the Special

Debenture or upon an Event of Default (as defined below), will be deducted and withheld from the amounts that would otherwise be payable as distributions to Unitholders.

CHANGE OF CONTROL OF THE TRUST

Within 30 days following the occurrence of a change of control of the Trust involving the acquisition of voting control or direction over 66?% or more of the Trust Units (a "Change of Control"), the Trust will be required to make an offer in writing to purchase the Special Debenture then outstanding (the "Special Debenture Offer"), at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest (the "Special Debenture Offer Price").

The Special Debenture contains notification and repurchase provisions requiring the Trust to give written notice to the holder of the occurrence of a Change of Control within 30 days of such event together with the Special Debenture Offer.

INTEREST PAYMENT OPTION

The Trust may elect, from time to time, to satisfy its obligation to pay interest on the Special Debenture (the "Interest Obligation"), on the date it is payable under the Special Debenture (an "Interest Payment Date"), by designating a number of Trust Units and issuing such Trust Units in accordance with applicable securities legislation, on such terms and conditions as the Trust may determine, for proceeds at least equal to the Interest Obligation and use such proceeds to pay the Interest Obligation to the holder.

Neither the Trust's making of the Unit Interest Payment Election nor the consummation of sales of Trust Units will (a) result in the holder of the Special Debenture not being entitled to receive on the applicable Interest Payment Date cash in an aggregate amount equal to the interest payable on such Interest Payment Date, or (b) entitle such holder to receive any Trust Units in satisfaction of the Interest Obligation.

EVENTS OF DEFAULT

The Special Debenture provides that an event of default ("Event of Default") in respect of the Special Debenture will occur if any one or more of the following described events has occurred and is continuing with respect of the Special
Debenture: (a) failure for 10 days to pay interest on the Special Debenture when due; (b) failure to pay principal or premium, if any, on the Special Debenture when due, whether at maturity, upon redemption, by declaration or otherwise; (c) certain events of bankruptcy, insolvency or reorganization of the Trust under bankruptcy or insolvency laws; or (d) default in the observance or performance of any material covenant or condition of the Special Debenture and continuance of such default for a period of 30 days after notice in writing has been given by the Holder to the Trust specifying such default and requiring the Trust to remedy such default. If an Event of Default has occurred and is continuing, the holder may, in its discretion, declare the principal of and interest on the Special Debenture to be immediately due and payable.

LIMITATION ON ISSUANCE OF ADDITIONAL DEBENTURES

The Special Debenture provides that the Trust shall not issue additional notes or debentures of equal ranking to the Special Debenture if the principal amount of all issued and outstanding debentures of the Trust exceeds 25% of the Total Market Capitalization of the Trust immediately after the issuance of such additional debentures. "Total Market Capitalization" is defined in the Special Debenture as the total principal amount of all issued and outstanding debentures of the Trust which are convertible at the option of the holder into Underlying Debentures and/or Trust Units plus the amount obtained by multiplying the number of issued and outstanding Trust Units of the Trust and Exchangeable Shares (such number of outstanding Exchangeable Shares to be calculated by multiplying the number of outstanding

Exchangeable Shares by the then current exchange ratio for exchange of such Exchangeable Share into Trust Units) by the current market price of the Trust Units on the relevant date.

REGISTRATION SYSTEM FOR DEBENTURES

The Special Debenture was issued in fully registered and certificate form.

Interest will be paid by prepaid mail to the registered holder or by such other means as may be agreed to by the registered holder by cheque or by wire transfer. Payment of principal and interest due, at maturity or on a redemption date, will be paid by cheque or wire transfer or, if all or a portion of principal is paid in the form of Trust Units, by issuing and delivering a certificate for the applicable number of Trust Units.

UNDERLYING DEBENTURES

The Trust is authorized to issue up to $320,000,000 principal amount of Underlying Debentures on the conversion or deemed conversion of the Special Debenture. The following is a summary of the material attributes and characteristics of the Underlying Debentures. This summary does not purport to be complete and is subject to, and qualified by, reference to the terms of the Underlying Debenture Trust Indenture with respect to the Underlying Debentures.

GENERAL

The Underlying Debentures will be issued under the Underlying Debenture Trust Indenture dated as of April 16, 2003, made among the Trust, ARC Resources and Computershare Trust Company of Canada (the "Debenture Trustee"), as trustee. The Underlying Debentures authorized for issue immediately will be limited in aggregate principal amount to $320,000,000. The Trust may, however, from time to time, without the consent of the holders of the Underlying Debentures but subject to the limitations described herein, issue additional debentures of a different series under the Underlying Debenture Trust Indenture, in addition to the Underlying Debentures offered hereby.

The Underlying Debentures will be dated as of the date of conversion of the Special Debenture and will mature on June 30, 2008. The Underlying Debentures will be issuable only in denominations of $10,000,000 and integral multiples thereof.

The Underlying Debentures will bear interest from the date of issue at 8% per annum until, but not including June 30, 2005, and from June 30, 2005 at 10% per annum, which will be payable in cash in equal quarterly payments in arrears on March 31, June 30, September 30 and December 31 in each year. The first interest payment will include interest accrued from the date of issue to the first such payment date.

The principal amount of the Underlying Debentures will be payable in lawful money of Canada or, at the option of the Trust and subject to applicable regulatory approval, by payment of Trust Units as further described under "Payment upon Redemption or Maturity" and "Redemption and Purchase". The interest on the Underlying Debentures will be payable in lawful money of Canada including, at the option of the Trust and subject to applicable regulatory approval, with proceeds from the sale of additional Trust Units in accordance with the Unit Interest Payment Obligation as described under "Interest Payment Option".

The Underlying Debentures will be direct obligations of the Trust and will not be secured by any mortgage, pledge, hypothec or other charge and will be subordinated to other liabilities of the Trust as described under "Subordination". The Underlying Debenture Trust Indenture does not restrict the Trust from incurring additional indebtedness for borrowed money or from mortgaging, pledging or charging its properties to secure any indebtedness except as set forth under "Limitation on Issuance of Additional Debentures".

CONVERSION PRIVILEGE

The Underlying Debentures will be convertible at the holder's option into fully paid and non-assessable Trust Units at any time prior to the close of business on the earlier of June 30, 2008 and the business day immediately preceding the date specified by the Trust for redemption of the Underlying Debentures, at a conversion price of $11.84 per Trust Unit where the date of conversion is on or before June 30, 2005, being a conversion rate of 844,595 Trust Units for each $10,000,000 principal amount of Debentures and at a conversion price of $11.38 per Trust Unit where the date of conversion is after June 30, 2005, being a conversion rate of 878,735 Trust Units for each $10,000,000 principal amount of Debentures. No adjustment will be made for distributions on Trust Units issuable upon conversion or for interest accrued on Debentures surrendered for conversion; however, holders converting their Debentures will receive accrued and unpaid interest thereon.

Subject to the provisions thereof, the Underlying Debenture Trust Indenture provides for the adjustment of the conversion price in certain events including:
(a) the subdivision or consolidation of the outstanding Trust Units; (b) the distribution of Trust Units to holders of Trust Units by way of distribution or otherwise other than an issue of securities to holders of Trust Units who have elected to receive distributions in securities of the Trust in lieu of receiving cash distributions paid in the ordinary course; (c) the issuance of options, rights or warrants to holders of Trust Units entitling them to acquire Trust Units or other securities convertible into Trust Units at less than 95% of the then current market price (as defined below under "Payment upon Redemption or Maturity") of the Trust Units; and (d) the distribution to all holders of Trust Units of any securities or assets (other than cash distributions and equivalent distributions in securities paid in lieu of cash distributions in the ordinary course). There will be no adjustment of the conversion price in respect of any event described in (b), (c) or (d) above if the holders of the Underlying Debentures are allowed to participate as though they had converted their Debentures prior to the applicable record date or effective date. The Trust will not be required to make adjustments in the conversion price unless the cumulative effect of such adjustments would change the conversion price by at least 1%.

In the case of any reclassification or capital reorganization (other than a change resulting from consolidation or subdivision) of the Trust Units or in the case of any consolidation, amalgamation or merger of the Trust with or into any other entity, or in the case of any sale or conveyance of the properties and assets of the Trust as, or substantially as, an entirety to any other entity, or a liquidation, dissolution or winding-up of the Trust, the terms of the conversion privilege shall be adjusted so that each holder of a Debenture shall, after such reclassification, capital reorganization, consolidation, amalgamation, merger, sale, conveyance, liquidation, dissolution or winding-up, be entitled to receive the number of Trust Units such holder would be entitled to receive if on the effective date thereof, it had been the holder of the number of Trust Units into which the Debenture was convertible prior to the effective date of such reclassification, capital reorganization, consolidation, amalgamation, merger, sale, conveyance, liquidation, dissolution or winding-up.

No fractional Trust Units will be issued on any conversion but in lieu thereof the Trust shall satisfy fractional interests by a cash payment equal to the current market price of any fractional interest.

REDEMPTION AND PURCHASE

The Underlying Debentures may be redeemed in whole or in part from time to time at the option of the Trust for cash on not more than 60 days and not less than 30 days prior notice, at a redemption price of $10,000,000 per Debenture and before maturity, plus accrued and unpaid interest thereon, if any.

In connection with the redemption of the Underlying Debentures, the Trust may, subsequent to June 30, 2003 at its option and subject to regulatory approval, elect (the "Debenture Trust Unit Redemption Election") to satisfy its obligation to pay up to, but not more than, 50% (the "Trust Unit Redemption Cap") of the aggregate redemption price of the Underlying Debentures to be redeemed by issuing and delivering to the holders of such Debentures, such number of Trust Units as is obtained by dividing the portion of the redemption price to be redeemed by the issuance and delivery of Trust Units by 97.5% of the then current market price (as defined below under "Payment upon Redemption or Maturity") in effect on such redemption date. Interest accrued and unpaid on the Underlying Debentures on the redemption date will be paid to the holder in cash. The Trust may not elect the Debenture Trust Unit Redemption Election at any time in any quarter if the result of such election is that the holders of the Underlying Debentures will receive Trust Units within a sixty day period from the immediately preceding time that such holders received Trust Units as a result of the Debenture Trust Unit Redemption Election. Subsequent to June 30, 2003 to and including June 30, 2005, the Trust may only make a Debenture Trust Unit Redemption Election with respect to Debentures with an aggregate principal amount of up to, but not more than, $40,000,000 in each calendar quarter at a redemption price of $10,000,000 per Debenture plus accrued and unpaid interest, subject, at all times, to the Trust Unit Redemption Cap. The aggregate principal amount of Debentures available for the Debenture Trust Unit Redemption Election in any calendar quarter after June 30, 2003 shall be increased to include any amounts which the Trust was entitled to redeem using the Debenture Trust Unit Redemption Election, but did not so redeem, in previous calendar quarters prior to the redemption date. Subsequent to June 30, 2005, the Debenture Trust Unit Redemption Election may be used to redeem, at the option of the Trust, the entire principal amount, subject, at all times, to the Trust Unit Redemption Cap, of the Underlying Debentures in whole or in part from time to time at a redemption price of $10,000,000 per Debenture plus accrued and unpaid interest.

Notwithstanding the foregoing, the Trust may not elect the Debenture Trust Unit Redemption Election at any time if the result of such election is that the holders of the Underlying Debentures cannot convert the whole of the remaining principal amount of such Debentures (after giving effect to the redemption of Debentures pursuant to such Debenture Trust Unit Redemption Election) into Trust Units at the conversion price in effect on the redemption date if, assuming such conversion on the redemption date, the Trust may be required to issue an aggregate in excess of 34,046,836 Trust Units under the Underlying Debentures.

In the case of redemption of less than all of the Underlying Debentures, the Underlying Debentures to be redeemed will be selected by the Debenture Trustee on a pro rata basis or in such other manner as the Debenture Trustee deems equitable, subject to the consent of the TSX.

The Trust will have the right to purchase Debentures in the market, by tender or by private contract.

PAYMENT UPON REDEMPTION OR MATURITY

At maturity, the Trust will repay the indebtedness represented by the Underlying Debentures by paying to the Debenture Trustee in lawful money of Canada an amount equal to the aggregate redemption price of the outstanding Debentures which are to be redeemed or the principal amount of the outstanding Debentures which have matured, together with accrued and unpaid interest thereon. The Trust may, at its option, on not more than 60 days and not less than 30 days prior notice and subject to applicable regulatory approval, elect to satisfy its obligation to pay the redemption price of the Underlying Debentures which are to be redeemed or the principal amount of the Underlying Debentures which have matured, as the case may be, by issuing Trust Units to the holders of the Underlying Debentures, subject in the case of redemption to the Trust Unit Redemption Cap and other provisions described under "Redemption and Purchase". Any accrued and unpaid interest thereon will be paid in cash. The number of Trust Units to be issued will be determined by dividing the aggregate redemption price of the outstanding Debentures which are to be redeemed or the principal amount of the outstanding Debentures which have matured, as the case may be, by 97.5% of the current market price on the date fixed for redemption or the maturity date, as the case may be, subject in the case of redemption to the Trust Unit Redemption Cap and other provisions described under "Redemption and Purchase". No fractional Trust Units will be issued on redemption or maturity but in lieu thereof the Trust shall satisfy fractional interests by a cash payment equal to the current market price of any fractional interest.

The term "current market price" is defined in the Underlying Debenture Trust Indenture to mean the weighted average trading price of the Trust Units on the TSX for the 10 consecutive trading days ending on the fifth trading day preceding the date fixed for redemption or the maturity date, as the case may be.

SUBORDINATION

The payment of the principal of, and interest on, the Underlying Debentures is subordinated in right of payment, as set forth in the Underlying Debenture Trust Indenture, to the prior payment in full of all Senior Indebtedness of the Trust. "Senior Indebtedness" of the Trust is defined in the Underlying Debenture Trust Indenture as the principal of and premium, if any, and interest on all indebtedness, liabilities and obligations of the Trust (whether outstanding as at the date of the Underlying Debenture Trust Indenture or thereafter created, incurred, assigned or guaranteed) in connection with the acquisition, holding or maintaining by the Trust of any businesses, properties or other assets or for moneys borrowed or raised by whatever means (including, without limitation, by means of commercial paper, bankers' acceptances, letters of credit, debt instruments, bank debt and financial leases, and any liability evidenced by bonds, debentures, notes or similar instruments), or for any payment obligation under any hedging, swap or other derivative agreement or in connection with the acquisition, holding or maintaining of any businesses, properties or other assets or for moneys borrowed or raised by whatever means (including, without limitation, by means of commercial paper, bankers' acceptances, letters of credit, debt instruments, bank debt and financial leases, and any liability evidenced by bonds, debentures, notes or similar instruments) by others including, without limitation, any subsidiary of the Trust, for payment of which the Trust is responsible or liable, whether absolutely or contingently, and without limitation of the foregoing pursuant to any indebtedness of any subsidiary of the Trust payment for which the Trust is responsible or liable as obligor or guarantor; and renewals, extensions, restructurings and refundings of any such indebtedness, liabilities or obligations; other than indebtedness evidenced by the Underlying Debentures and all other existing and future debentures or other instruments of the Trust which, by the terms of the instrument creating or evidencing the indebtedness, is expressed to be PARI PASSU with, or subordinate in right of payment to, the Underlying Debentures.

The Underlying Debenture Trust Indenture provides that in the event of any insolvency or bankruptcy proceedings, or any receivership, liquidation, reorganization or other similar proceedings relative to the Trust, or to its property or assets, or in the event of any proceedings for voluntary liquidation, dissolution or other winding-up of the Trust, whether or not involving insolvency or bankruptcy, or any marshalling of the assets and liabilities of the Trust, then those holders of Senior Indebtedness, including any indebtedness to trade creditors, will receive payment in full before the holders of Debentures will be entitled to receive any payment or distribution of any kind or character, whether in cash, property or securities, which may be payable or deliverable in any such event in respect of any of the Underlying Debentures or any unpaid interest accrued thereon. The Underlying Debenture Trust Indenture also provides that the Trust will not make any payment, and the holders of the Underlying Debentures will not be entitled to demand, institute proceedings for the collection of, or receive any payment or benefit (including, without any limitation, by set-off, combination of accounts or realization of security or otherwise in any manner whatsoever) on account of indebtedness represented by the Underlying Debentures (a) in a manner inconsistent with the terms (as they exist on the date of issue) of the Underlying Debentures or (b) at any time when an event of default has occurred under the Senior

Indebtedness and is continuing and notice of such event of default has been given by or on behalf of the holders of Senior Indebtedness to the Trust, unless the Senior Indebtedness has been repaid in full.

The Underlying Debentures will also be effectively subordinate to claims of creditors of the Trust's subsidiaries except to the extent the Trust is a creditor of such subsidiaries ranking at least PARI PASSU with such other creditors. Specifically, the Underlying Debentures will be subordinated in right of payment to the prior payment in full of all indebtedness under the credit facilities of ARC Resources and ARC Sask.

PRIORITY OVER TRUST DISTRIBUTIONS

The Trust Indenture provides that certain expenses of the Trust must be deducted in calculating the amount to be distributed to the Unitholders. Accordingly, the funds required to satisfy the interest payable on the Underlying Debentures, as well as the amount payable upon redemption or maturity of the Underlying Debentures or upon an Event of Default (as defined below), will be deducted and withheld from the amounts that would otherwise be payable as distributions to Unitholders.

CHANGE OF CONTROL OF THE TRUST

Within 30 days following the occurrence of a change of control of the Trust involving the acquisition of voting control or direction over 66?% or more of the Trust Units (a "Change of Control"), the Trust will be required to make an offer in writing to purchase all of the Underlying Debentures then outstanding (the "Debenture Offer"), at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest (the "Debenture Offer Price").

The Underlying Debenture Trust Indenture contains notification and repurchase provisions requiring the Trust to give written notice to the Debenture Trustee of the occurrence of a Change of Control within 30 days of such event together with the Debenture Offer. The Debenture Trustee will thereafter promptly mail to each holder of Debentures a notice of the Change of Control together with a copy of the Debenture Offer to repurchase all the outstanding Debentures.

If 90% or more of the aggregate principal amount of the Underlying Debentures outstanding on the date of the giving of notice of the Change of Control have been tendered to the Trust pursuant to the Debenture Offer, the Trust will have the right and obligation to redeem all the remaining Debentures at the Debenture Offer Price. Notice of such redemption must be given by the Trust to the Debenture Trustee within 10 days following the expiry of the Debenture Offer, and as soon as possible thereafter, by the Debenture Trustee to the holders of the Underlying Debentures not tendered pursuant to the Debenture Offer.

INTEREST PAYMENT OPTION

The Trust may elect, from time to time, to satisfy its obligation to pay interest on the Underlying Debentures (the "Interest Obligation"), on the date it is payable under the Underlying Debenture Trust Indenture (an "Interest Payment Date"), by delivering sufficient Trust Units to the Debenture Trustee to satisfy all or any part of the Interest Obligation in accordance with the Underlying Debenture Trust Indenture (the "Unit Interest Payment Election"). The Underlying Debenture Trust Indenture provides that, upon such election, the Debenture Trustee shall (a) accept delivery from the Trust of Trust Units, (b) accept bids with respect to, and consummate sales of, such Trust Units, each as the Trust shall direct in its absolute discretion, (c) invest the proceeds of such sales in short-term permitted government securities (as defined in the Underlying Debenture Trust Indenture) which mature prior to the applicable Interest Payment Date, and use the proceeds received from such permitted government securities, together with any proceeds from the sale of Trust Units not invested as aforesaid, to satisfy the Interest Obligation, and (d) perform any other action necessarily incidental thereto.

The Underlying Debenture Trust Indenture sets forth the procedures to be followed by the Trust and the Debenture Trustee in order to effect the Unit Interest Payment Election. If a Unit Interest Payment Election is made, the sole right of a holder of Debentures in respect of interest will be to receive cash from the Debenture Trustee out of the proceeds of the sale of Trust Units (plus any amount received by the Debenture Trustee from the Trust attributable to any fractional Trust Units) in full satisfaction of the Interest Obligation, and the holder of such Debentures will have no further recourse to the Trust in respect of the Interest Obligation.

Neither the Trust's making of the Unit Interest Payment Election nor the consummation of sales of Trust Units will (a) result in the holders of the Underlying Debentures not being entitled to receive on the applicable Interest Payment Date cash in an aggregate amount equal to the interest payable on such Interest Payment Date, or (b) entitle such holders to receive any Trust Units in satisfaction of the Interest Obligation.

EVENTS OF DEFAULT

The Underlying Debenture Trust Indenture provides that an event of default ("Event of Default") in respect of the Underlying Debentures will occur if any one or more of the following described events has occurred and is continuing with respect of the Underlying Debentures: (a) failure for 10 days to pay interest on the Underlying Debentures when due; (b) failure to pay principal or premium, if any, on the Underlying Debentures when due, whether at maturity, upon redemption, by declaration or otherwise; (c) certain events of bankruptcy, insolvency or reorganization of the Trust under bankruptcy or insolvency laws; or (d) default in the observance or performance of any material covenant or condition of the Underlying Debenture Trust Indenture and continuance of such default for a period of 30 days after notice in writing has been given by the Debenture Trustee to the Trust specifying such default and requiring the Trust to remedy such default. If an Event of Default has occurred and is continuing, the Debenture Trustee may, in its discretion, and shall upon request of holders of not less than 25% of the principal amount of Debentures then outstanding, declare the principal of and interest on all outstanding Debentures to be immediately due and payable. In certain cases, the holders of more than 50% of the principal amount of the Underlying Debentures then outstanding may, on behalf of the holders of all Debentures, waive any Event of Default and/or cancel any such declaration upon such terms and conditions as such holders shall prescribe.

OFFERS FOR DEBENTURES

The Underlying Debenture Trust Indenture contains provisions to the effect that if an offer is made for the Underlying Debentures which is a take-over bid for Debentures within the meaning of the SECURITIES ACT (Alberta) and not less than 90% of the Underlying Debentures (other than Debentures held at the date of the take-over bid by or on behalf of the offeror or associates or affiliates of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the Underlying Debentures held by the holders of Debentures who did not accept the offer for the same consideration per Underlying Debenture payable or paid, as the case may be, under the offer.

MODIFICATION

The rights of the holders of the Underlying Debentures as well as any other series of debentures that may be issued under the Underlying Debenture Trust Indenture may be modified in accordance with the terms of the Underlying Debenture Trust Indenture. For that purpose, among others, the Underlying Debenture Trust Indenture contains certain provisions which make binding on all Debenture holders resolutions passed at meetings of the holders of Debentures by votes cast thereat by holders of not less than 66?% of the principal amount of the Underlying Debentures present at the meeting or represented by proxy, or rendered by instruments in writing signed by the holders of not less than 66?% of the principal amount of the Underlying Debentures then outstanding. In certain cases, the modification will, instead or in addition, require assent by the holders of the required percentage of Debentures of each particularly affected series.

LIMITATION ON ISSUANCE OF ADDITIONAL DEBENTURES

The Underlying Debenture Trust Indenture provides that the Trust shall not issue additional convertible debentures of equal ranking to the Underlying Debentures if the principal amount of all issued and outstanding convertible debentures of the Trust exceeds 25% of the Total Market Capitalization of the Trust immediately after the issuance of such additional convertible debentures. "Total Market Capitalization" will be defined in the Underlying Debenture Trust Indenture as the total principal amount of all issued and outstanding debentures of the Trust which are convertible at the option of the holder into Trust Units of the Trust plus the amount obtained by multiplying the number of issued and outstanding Trust Units of the Trust and Exchangeable Shares (such number of outstanding Exchangeable Shares to be calculated by multiplying the number of outstanding Exchangeable Shares by the then current exchange ratio for exchange of such Exchangeable Share into Trust Units) by the current market price of the Trust Units on the relevant date.

REGISTRATION SYSTEM FOR DEBENTURES

The Underlying Debentures will be issued in fully registered and certificate form. A purchaser acquiring a beneficial interest in the Underlying Debentures will be entitled to a certificate or other instrument from the Debenture Trustee evidencing that purchaser's interest therein.

Interest will be paid by cheque drawn on the Trust and sent by prepaid mail to the registered holder or by such other means as may become customary for the payment of interest. Payment of principal, including payment in the form of Trust Units if applicable, and interest due, at maturity or on a redemption date, will be paid upon surrender of Debenture certificates at any office of the Debenture Trustee or as otherwise specified in the Underlying Debenture Trust Indenture.

LIMITATION ON NON-RESIDENT OWNERSHIP

In order for the Trust to maintain its status as a mutual fund trust under the Tax Act, the Trust must not be established or maintained primarily for the benefit of non-residents of Canada ("non-residents") within the meaning of the Tax Act. Accordingly, the Trust Indenture provides that the Trust, by or through ARC Resources on the Trust's behalf, shall, among other things, take all necessary steps to monitor the ownership of the Trust Units in order that the Trust complies with the requirements under the Tax Act for "unit trusts" and "mutual fund trusts" at all relevant times such that the Trust maintains the status of a unit trust and a mutual fund trust for the purposes of the Tax Act. The Trust Indenture also provides that if at any time the Trust or ARC Resources becomes aware that the beneficial owners of 50% or more of the Trust Units then outstanding are or may be non-residents or that such a situation is imminent, the Trust, by or through ARC Resources on the Trust's behalf, shall take such action as may be necessary to carry out the foregoing intentions.

RIGHT OF REDEMPTION

Trust Units will be redeemable at any time on demand by the holders thereof upon delivery to the Trust of the certificate or certificates representing such Trust Units, accompanied by a duly completed and properly executed notice requesting redemption. Upon receipt of the redemption request by the Trust, all rights to and under the Trust Units tendered for redemption shall be surrendered and the holder thereof shall be entitled to receive a price per Unit ("Market Redemption Price") equal to the lesser of: (i) 90% of the market price, being the weighted average trading price of the Trust Units on the principal market on which the Trust Units are quoted for trading during the 10 trading day period commencing immediately after the date on which the Trust Units are surrendered for redemption; and (ii) the "closing market price" on the principal market on which the Trust Units are quoted for trading on the date that the Trust Units are surrendered for redemption.

The aggregate cash Market Redemption Price payable by the Trust in respect of any Trust Units surrendered for redemption during any calendar month shall be satisfied by way of a cash payment on the last day of the following month; provided that the entitlement of Unitholders to receive cash upon the redemption of their Trust Units is subject to a number of conditions, including the condition that the total amount payable by the Trust in respect of such Trust Units and all other Trust Units tendered for retraction in the same calendar month must not exceed $100,000 provided that such condition may be waived at the discretion of the Board of Directors of ARC Resources in respect of any calendar month.

If a Unitholder is not entitled to receive cash upon the redemption of Trust Units then the Market Redemption Price for such Trust Units shall be paid on the last day of the following month by the Trust distributing unsecured promissory notes of ARC Resources ("ARC Resources Notes") having an aggregate principal amount equal to the aggregate Market Redemption Price of the Trust Units tendered for redemption, which notes will bear interest at the rate of 6% per annum and will mature on the 15th anniversary of the date of issuance.

It is anticipated that the foregoing retraction right will not be the primary mechanism for holders of Trust Units to dispose of their Trust Units. ARC Resources Notes which may be distributed IN SPECIE to Unitholders in connection with a redemption will not be listed on any stock exchange and no market is expected to develop in the ARC Resources Notes. ARC Resources Notes may be subject to resale restrictions under applicable securities laws. ARC Resources Notes so distributed may be qualified investments for trusts governed by registered retirement savings plans, registered retirement income trusts and deferred profit sharing plans.

TERMINATION OF THE TRUST

The Unitholders may vote to terminate the Trust at any meeting of the Unitholders, subject to the following: (a) a vote may only be held if requested in writing by the holders of not less than 20% of the Trust Units; (b) a quorum of 50% of the issued and outstanding Trust Units is present in person or by proxy; and (c) the termination must be approved by Special Resolution of the Unitholders.

Unless the Trust is terminated or extended by vote of the Unitholders earlier, the Trustee shall commence to wind-up the affairs of the Trust on December 31, 2095. In the event that the Trust is wound-up, the Trustee will liquidate all the assets of the Trust, pay, retire, discharge or make provision for some or all obligations of the Trust and then distribute the remaining proceeds of sale to Unitholders.

REPORTING TO UNITHOLDERS

The financial statements of the Trust will be audited annually by an independent recognized firm of chartered accountants. The audited financial statements of the Trust, together with the report of such chartered accountants, will be mailed by the Trustee to Unitholders and the unaudited interim financial statements of the Trust will be mailed to Unitholders within the periods prescribed by securities legislation. The year end of the Trust is December 31. The Trust will be subject to the continuous disclosure obligations under all applicable securities legislation.

Unitholders are entitled to inspect, during normal business hours, at the offices of the Trustee, and, upon payment of reasonable reproduction costs, to receive photocopies of the Royalty Agreement, the Trust Indenture and a listing of the registered holders of Trust Units.

DISTRIBUTION REINVESTMENT AND OPTIONAL TRUST UNIT PURCHASE PLAN

A Distribution Reinvestment and Optional Trust Unit Purchase Plan has been established for the Trust to provide Unitholders who are residents of Canada (within the meaning of the Tax Act) with a method of reinvesting cash distributions by purchasing additional Trust Units.

UNITHOLDER RIGHTS PROTECTION PLAN

On June 7, 1999, the Unitholders approved a Unitholder Rights Protection Plan (the "Rights Plan"), which was implemented pursuant to an agreement (the "Rights Plan Agreement") between ARC Resources and Montreal Trust Company (as of April 10, 2002, Computershare Trust Company of Canada), as rights agent immediately following approval by Unitholders at the meeting held on such date. The purposes of the Rights Plan, are, firstly, to afford both Unitholders and the Board of Directors of ARC Resources adequate time to assess an offer made for shares of the Trust and to pursue, explore and develop alternative courses of action in an attempt to maximize unitholder value. Secondly, the purpose of the Rights Plan is to protect Unitholders from unfair, abusive or coercive takeover strategies, including the acquisition of control of the Trust by a bidder in a transaction or series of transactions that does not treat all Unitholders equally or fairly or that does not afford all Unitholders an equal opportunity to share in any premium paid upon an acquisition of control.

The Rights Plan is summarized below, subject to being qualified in its entirety by the actual text of the Rights Plan Agreement.

SUMMARY OF THE OPERATION OF THE RIGHTS PLAN

In order to implement the Rights Plan, the Board of Directors of ARC Resources authorized the issuance, on June 7, 1999, of one right (a "Right") in respect of each outstanding Trust Unit to holders of record. Initially, the Rights are not exercisable and the certificates representing Units also represent the Rights and until the Separation Time, as defined below, the Rights will be transferred with the associated Trust Units.

The Rights will be exercisable and begin to trade separately from the Trust Units at the close of business on the tenth trading day after the earlier of:

         (a) the first date of public announcement by the Trust or a person or a group of affiliated or associated persons (an "Acquiring Person") that an Acquiring Person has acquired beneficial ownership of 20% or more of the outstanding Trust Units other than as a result of:

                  (i)      a reduction of the number of Trust Units outstanding;

                  (ii) a Permitted Bid or Competing Permitted Bid (as defined below);

                  (iii) acquisitions of Units in respect of which the Board of Directors of ARC Resources has waived the provisions of the Rights Plan; or

                  (iv)     certain types of proportionate acquisitions; and

         (b) the date of the commencement of, or the first public announcement of the intent of any person to commence, a takeover bid to acquire 20% or more of the outstanding Trust Units (other than a Permitted Bid or Competing Permitted Bid, as defined below);

or such later date as may from time to time be determined by the Board of Directors of ARC Resources (the "Separation Time").

As soon as is practicable following the Separation Time, separate certificates evidencing the Rights will be mailed to the holders of record of Trust Units as of the Separation Time and the rights certificates alone will evidence the Rights. The Rights will expire on the close of business on the business day following the annual general meeting of unitholders of the Trust held in 2004. However, the Rights may be redeemed earlier by the Trust in accordance with the Rights Plan Agreement.

From and after the Separation Time, each Right will entitle the holder thereof to acquire one Unit upon payment of the exercise price. The exercise price will initially be $50.00.

Following a transaction that results in a person becoming an Acquiring Person (a "Flip-in Event"), the Rights will entitle the holders to receive, upon exercise of the Rights, Trust Units with a market value equal to twice the exercise price of the Rights. In such event, however, any Rights beneficially owned by an Acquiring Person (including such person's associates and affiliates and any other person acting jointly or in concert with the Acquiring Person and any direct or indirect transferee of such person) will be void.

An acquisition of Trust Units that would otherwise make a person an Acquiring Person will not trigger the Rights if the acquisition is pursuant to a "Permitted Bid" or a "Competing Permitted Bid". To be a Permitted Bid, among other things, the bidder must make a takeover bid which complies with the following:

         (a) the take-over bid is made by way of take-over bid circular for all of the outstanding Trust Units and is made to all holders of Trust Units wherever resident, other than the offeror;

         (b) the take-over bid contains, and the take-up and payment for the securities deposited thereunder is subject to, irrevocable and unqualified provisions that no Trust Units shall be taken-up or paid for pursuant to the take-over bid (A) prior to the close of business on the 45th day following the date of the take-over bid and (B) if less than 50% of the Trust Units held by independent unitholders have been deposited pursuant to the take-over bid and not withdrawn.

A Competing Permitted Bid is a take-over bid that is made after a Permitted Bid has been made but prior to its expiry and that satisfies all the requirements of a Permitted Bid as described above, except that a Competing Permitted Bid is not required to remain open for 45 days so long as it is open until the later of 21 days after the date of the Competing Permitted Bid or after the earliest date on which Trust Units may be taken up and paid for under any other Permitted Bid then in existence.

The Board of Directors of ARC Resources may, at its option, at any time prior to the occurrence of a Flip-in Event, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.0001 per Right. The Board of Directors of ARC Resources may also, until a Flip-in Event shall occur, waive application of the Rights Plan to any particular Flip-in Event, provided that if the Board of Directors of ARC Resources waives any particular Flip-in Event which results from a take-over bid, the Board of Directors of ARC Resources is also deemed to have waived application of the Rights Plan to any other Flip-in Event occurring by way of a take-over bid made by way of a take-over bid circular to all holders of Trust Units prior to the expiry of the take-over bid that has been waived.

The Rights Plan terminates on the close of business on the first business day following the annual general meeting of Unitholders held in 2004.

                              CORPORATE GOVERNANCE

GENERAL

In general, ARC Resources has been delegated substantially all of the management decisions of the Trust. The Unitholders are entitled to elect all of the Board of Directors of ARC Resources pursuant to the terms of the Trust Indenture. The Articles of ARC Resources provides that the Board of Directors of ARC Resources shall consist of a minimum of three and a maximum of nine directors.

TRUST INDENTURE

Pursuant to the Trust Indenture, Unitholders are entitled to direct the manner in which the Trust will vote its shares in ARC Resources at all meetings in respect of matters, relating to the election of the directors of ARC Resources, approving its financial statements and appointing auditors of ARC Resources who shall be the same as the auditors of the Trust. Prior to the Trust voting its shares in ARC Resources, in respect of such matters, each Unitholder is entitled to vote in respect of the matter on the basis of one vote per Trust Unit held, and the Trust is required to vote its shares in ARC Resources in accordance with the result of the vote of Unitholders.

DECISION MAKING

The Board of Directors of ARC Resources has a mandate to supervise the management of the business and affairs of the Trust, ARC Resources and the other direct or indirect subsidiaries of the Trust and to act with a view to the best interests of the Trust and ARC Resources. The Board of Directors of ARC Resources supervises the management of the business and affairs of the subsidiaries of the Trust. The Board of Directors' mandate includes: (a) the responsibility for managing its own affairs; (b) monitoring of management of and activities of the Trust; (c) reviewing strategic operating, capital and financial plans; and (d) compliance reporting and corporate communications. In particular, significant operational decisions and all decisions relating to: (i) the acquisition and disposition of properties for a purchase price or proceeds in excess of $10,000,000; (ii) the approval of capital expenditure budgets; and
(iii) establishment of credit facilities are made by the Board of Directors of ARC Resources. In addition, the Trustee has delegated broad discretion in relation to the day to day operations of the Trust Fund to the Board of Directors of ARC Resources including all decisions relating to: (i) matters relating to any offers for Trust Units; (ii) issuances of additional Trust Units; and (iii) the determination of the amount of distributable income. Any amendment to the royalty agreement between either ARC Resources or ARC (Sask.) Energy Trust and the Trust requires the approval of the Board of Directors of ARC Resources on behalf of the Trust. The Board of Directors of ARC Resources holds regularly scheduled meetings at least quarterly to review the business and affairs of the subsidiaries of the Trust and make any necessary decisions relating thereto.

The Trust Indenture gives to the Board of Directors of ARC Resources the authority to exercise the rights, powers and privileges for all matters relating to the maximization of Unitholder value in the context of an Offer including any Unitholder rights protection plan, any defensive action to an Offer, any Directors Circular in response to an Offer, any regulatory or court proceeding relating to an Offer and any related or ancillary matter.

Additional information in respect of corporate governance matters is contained in the Annual Meeting 2003 Information Circular.

BOARD OF DIRECTORS OF ARC RESOURCES

ARC Resources has a Board of Directors consisting of eight individuals, all of whom have been elected by the Unitholders, including by the holders of the ARC Resources Exchangeable Shares through the Special Voting Unit.

The name, municipality of resident, position held and principal occupation of each director and officer of ARC Resources are set out below:


          NAME AND                    OFFICES HELD
  MUNICIPALITY OF RESIDENCE          AND TIME AS DIRECTOR                       PRINCIPAL OCCUPATION
---------------------------    --------------------------------   -----------------------------------------------
Mac H.                         Chairman of the Board and          Chairman of ARC Financial Corporation (an
Van Wielingen(1)(3)(4)(5)      Director since May 3, 1996         investment management company)
Calgary, Alberta

Walter DeBoni(1)(3)(4)         Vice Chairman and Director since   Vice-President, Canada Frontier & International
Calgary, Alberta               June 26, 1996                      Business of Husky Energy Inc. (a public oil and
                                                                  gas company)

John P. Dielwart               President, Chief Executive         President and Chief Executive Officer of ARC
Calgary, Alberta               Officer and Director since         Resources
                               May 3, 1996

John M. Beddome(2)(4)          Director since May 3, 1996         Independent Businessman
Calgary, Alberta

Frederic C. Coles(2)(3)        Director since May 3, 1996         Independent Businessman
Calgary, Alberta

Fred J. Dyment(1)(2)           Director since April 17, 2003      Independent Businessman
Calgary, Alberta

Michael M. Kanovsky(1)(2)      Director since May 3, 1996         Independent Businessman
Victoria, B.C.

John M. Stewart(3)(4)(5)       Director since February 11, 1998   Vice Chairman and Secretary of ARC Financial
Calgary, Alberta                                                  Corporation

Doug J. Bonner                 Vice-President, Engineering        Vice-President, Engineering of ARC Resources
Calgary, Alberta

David P. Carey                 Vice President, Business           Vice President, Business Development of ARC
Calgary, Alberta               Development                        Resources

Danny G. Geremia               Treasurer                          Treasurer of ARC Resources
Calgary, Alberta

Susan D. Healy                 Vice-President, Land               Vice-President, Land of ARC Resources
Calgary, Alberta

Steven W. Sinclair             Vice-President, Finance and        Vice-President, Finance and Chief Financial
Calgary, Alberta               Chief Financial Officer            Officer of ARC Resources

Myron M. Stadnyk               Vice-President, Operations         Vice-President, Operations of ARC Resources
Calgary, Alberta

Allan R. Twa                   Secretary                          Partner, Burnet, Duckworth & Palmer LLP
Calgary, Alberta                                                  (barristers and solicitors)

Notes:

(1)  Member of Audit Committee.

(2)  Member of Reserve Audit Committee.

(3)  Member of Human Resource and Compensation Committee.

(4)  Member of Board Governance Committee.

(5)  Member of Management Advisory Committee.

Each of the foregoing persons has held the same principal occupation for the previous five years except for: Walter DeBoni who, prior to February 2002, was the President and Chief Executive Officer of Bow Valley Energy Ltd. (an oil and gas company), and Fred Dyment who prior to May 2001 was President and Chief Executive Officer of Maxx Petroleum Ltd. (an oil and gas company) and prior to July 2000 was President and Chief Executive Officer of Ranger Oil Ltd. (an oil and gas company); Myron J. Stadnyk who, prior to June 1999, was the Operations Manager of ARC Resources, Susan D. Healy who, prior to June 1999, was the Land Manager of ARC Resources, David P. Carey who, prior to November 2001, was Director of Investor Relations of Gulf Canada Resources and prior to May 1999 was the Vice President, Heavy Oil Division, Gulf Canada Resources and Danny G. Geremia who, prior to October, 2002 was Treasury Manager of ARC Resources.

Allan R. Twa, the Secretary of ARC Resources, was a director of Bracknell Corporation until November 1, 2001 at which time Mr. Twa and the other directors of Bracknell resigned. At that time the principal bankers of Bracknell had given notice of default under Bracknell's credit facilities and expressed their intent to realize on their security. Bracknell consented to those proceedings.

All of the directors of ARC Resources were elected on April 17, 2003 to hold office until the next annual general meeting of ARC Resources. As at April 30, 2003, the directors and officers of ARC Resources, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, 758,935 Trust Units or approximately 0.6 percent of the issued and outstanding Trust Units, and 1,449,104 Exchangeable Shares or approximately 50.6% of the issued and outstanding Exchangeable Shares.

                                   THE MANAGER

MANAGEMENT AGREEMENT

Prior to the most recent amendments to the Trust Indenture which were made effective May 16, 2003, he Manager managed the Trust, Orion, ARC Resources and ARC Sask. pursuant to the Management Agreement. On May 16, 2003 the Management Agreement was terminated.

The Manager was paid Management Fees for providing all of the management services. The Manager was indemnified by ARC Resources in respect of certain damages which it may have suffered in discharging its obligations under the Management Agreement provided that such damages did not arise from the fraud, willful default, gross negligence or bad faith of the Manager. The Board of Directors of ARC Resources and the Trustee reviewed on an ongoing basis both the nature and extent of the services required of the Manager and the costs of providing the same.

COMPENSATION

In connection with the Internalization Transaction on August 29, 2002, all fees payable to the Manager pursuant to the Management Agreement were eliminated. For the period ending in August 29, 2002 the Manager was compensated as follows for providing services pursuant to the Management Agreement.

MANAGEMENT FEES

Pursuant to the Management Agreement, the Manager received a management fee equal to 3.0% of net production revenue plus ARTC, less Crown royalties and other Crown charges attributable to the Properties. The Manager also received a sum equal to $290,000 for each year of the initial five year term of the Management Agreement. Management Fees were deducted in computing Royalty Income to the extent not paid from the residual income of ARC Resources. The Manager was paid $5.2 million ($0.043 per Trust Unit) of Management Fees for the period ended August 29, 2002, $8.8 million ($0.086 per Trust Unit) in 2001 and $6.2 million ($0.097 per Trust Unit) in 2000.

GENERAL AND ADMINISTRATIVE COSTS

The Manager was also reimbursed for General and Administrative Costs. General and Administrative Costs were deducted in computing Royalty Income to the extent not paid from the residual income of ARC Resources. General and Administrative Costs were generally charged to ARC Resources and the Trust by the Manager based on time spent and direct costs incurred in fulfilling the obligations of the Manager to ARC Resources and the Trust pursuant to the Management Agreement. The Manager was reimbursed $9.327 million ($0.078 per boe) for General and Administrative Costs for the period ended August 29, 2002, $11.715 million ($0.74 per boe) in 2001 and $5.017 million ($0.50 per boe) in 2000.

ACQUISITION AND DISPOSITION FEES

The Manager was paid an acquisition fee equal to 1.5% of the purchase price of any assets acquired by ARC Resources. In the event that ARC Resources' interests in the Properties or a portion thereof was sold, the Manager was, pursuant to the Management Agreement, to receive a disposition fee equal to 1.25% of the sale price of the Properties sold. In the case of property exchanges or swaps, the Manager was to receive the 1.5% acquisition fee up to the purchase price of any assets acquired and was to receive the 1.25% disposition fee to the extent the value of the property being disposed of exceeds the purchase price. The Manager received fees of $895,282 in connection with the acquisition and disposition of Properties during the period ended August 29, 2002, $7,927,000 in 2001 and $2,680,000 in 2000.

                              CONFLICTS OF INTEREST

Circumstances may arise where members of the Board of Directors of ARC Resources serve as directors or officers of corporations which are in competition to the interests of ARC Resources and the Trust. No assurances can be given that opportunities identified by such board members will be provided to ARC Resources and the Trust.

The BUSINESS CORPORATIONS ACT (Alberta) provides that in the event that a director has an interest in a contract or proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided under such Act. To the extent that conflicts of interest arise, such conflicts will be resolved in accordance with the provisions of such Act.

                   SELECTED CONSOLIDATED FINANCIAL INFORMATION

                                FINANCIAL SUMMARY
                     ($000's, EXCEPT PER TRUST UNIT NUMBERS)

                                                   YEAR ENDED            YEAR ENDED          YEAR ENDED
                                                 DECEMBER 31, 2002    DECEMBER 31, 2001   DECEMBER 31, 2000
                                                 -----------------    -----------------   -----------------
EARNINGS INFORMATION
Revenue                                              $  444,835         $  515,596            $316,270
Royalties                                            $   85,155         $  112,209            $ 64,188
Expenses                                             $  321,422         $  293,988            $141,210
Future Income Tax Recovery                           $   29,635         $   28,803                  --
Net Income (loss)                                    $   67,893         $  138,202            $110,872
Income (loss) per Trust Unit
Basic                                                $     0.57         $     1.36            $   1.74
Diluted                                              $     0.56         $     1.35            $   1.72

DISTRIBUTABLE INCOME INFORMATION
Distributable Income                                 $  183,617         $  234,053            $128,958
Distributable Income per Trust Unit                  $     1.56         $     2.31            $   2.01

BALANCE SHEET INFORMATION
Total Assets                                         $1,467,918         $1,380,004            $662,854
Long Term Debt                                       $  337,728         $  294,489            $115,068
Trust Units Outstanding and Trust Units                 126,444            111,692              72,524
Reserved for Exchangeable Shares at Year End

                          DISTRIBUTIONS TO UNITHOLDERS

The following per Trust Unit distributions have been made in the last three completed financial years:

            2000               DISTRIBUTION PER TRUST UNIT
        --------------         ---------------------------
        First Quarter                    $0.45
        Second Quarter                   $0.45
        Third Quarter                    $0.52
        Fourth Quarter                   $0.59

            2001
        First Quarter                    $0.60
        Second Quarter                   $0.66
        Third Quarter                    $0.60
        Fourth Quarter                   $0.45

            2002
        First Quarter                    $0.39
        Second Quarter                   $0.39
        Third Quarter                    $0.39
        Fourth Quarter                   $0.39

Cash distributions paid to Unitholders in 2000 were 55 percent deferred, 2001 cash distributions were 32 percent tax deferred and 2002 cash distributions were 32 percent tax deferred.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

Reference is made to the information under the heading "Management's Discussion and Analysis" on pages 33 to 49, inclusive, of the Trust's 2002 Annual Report, which pages are incorporated herein by reference.

ENVIRONMENTAL REGULATION

The oil and natural gas industry is subject to environmental regulation pursuant to local, provincial and federal legislation. Environmental legislation provides for restrictions and prohibitions on releases or emissions of various substances produced in association with certain oil and gas industry operations and can affect the location of wells and facilities and the extent to which exploration and development is permitted. In addition, legislation requires that well and facilities sites be abandoned and reclaimed to the satisfaction of provincial authorities. A breach of such legislation may result in the imposition of fines or issuance of clean-up orders. Environmental legislation in Alberta has undergone a major revision and has been consolidated into the ENVIRONMENTAL PROTECTION AND ENHANCEMENT ACT. Under the new Act, environmental standards and compliance for releases, clean-up and reporting are stricter. Also, the range of enforcement actions available and the severity of penalties have been significantly increased. These changes will have an incremental effect on the cost of conducting operations in Alberta. British Columbia's ENVIRONMENTAL ASSESSMENT ACT became effective June 30, 1995. This legislation rolled the previous processes for the review of major energy projects into a single environmental assessment process with public participation in the environmental review process. ARC Resources is committed to meeting its responsibilities to protect the environment wherever it operates and anticipates making increased expenditures of both a capital and expense nature as a result of the increasingly stringent laws relating to the protection of the environment. ARC Resources' internal procedures are designed to ensure that the environmental aspects of new developments are taken into account prior to proceeding. Management believes that ARC Resources is in material compliance with applicable environmental laws and regulations with respect to the Properties.

QUARTERLY FINANCIAL INFORMATION

                                             2002                                           2001
                          --------------------------------------------    --------------------------------------------
                            FOURTH      THIRD       SECOND      FIRST       FOURTH      THIRD       SECOND      FIRST
                           QUARTER     QUARTER     QUARTER     QUARTER     QUARTER     QUARTER     QUARTER     QUARTER
                           -------     -------     -------     -------     -------     -------     -------     -------
                                                  (thousands except per Trust Unit amounts)
EARNINGS INFORMATION
Revenue                   $117,639    $113,625    $112,707    $100,864    $102,609    $116,307    $132,287   $164,393
Royalties                   24,906      21,493      21,195      17,561      18,850      25,791      28,544     39,024
Expenses                    72,266     103,381      70,236      75,539      78,619      73,667      68,494     73,208
Future Income Tax
Recovery                     7,130       7,744       7,555       7,206       8,455      13,500       6,870        810
                           -------     -------     -------     -------     -------     -------     -------     -------
Net Income (loss)           27,597     (3,505)      28,831      14,970      12,763      30,349      42,119     52,971
Income (loss) per
Trust Unit
Basic                         0.22      (0.03)        0.25        0.13       $0.12       $0.29       $0.41      $0.57
Diluted                       0.21      (0.03)        0.25        0.13       $0.12       $0.29       $0.41      $0.57

DISTRIBUTABLE INCOME
INFORMATION
Distributable Income       $48,060     $47,644     $44,684     $43,229     $48,537     $60,813     $65,938    $58,765
Distributable Income
per Trust Unit                0.39        0.39        0.39        0.39        0.45        0.60        0.66       0.60

BALANCE SHEET
INFORMATION
Total Assets            $1,467,918  $1,413,412  $1,354,911  $1,365,927  $1,382,057  $1,391,543  $1,385,300  $1,410,920
Long Term Debt             337,728     271,533     213,364     316,446     294,489     338,135     287,012    280,837
Trust Units
Outstanding and Trust
Units Reserved for
Exchangeable Shares
at Quarter End             126,444     126,270     122,359     111,957     111,692     103,523     103,249    102,692

                              MARKET FOR SECURITIES

The Trust Units and the ARC Resources Exchangeable Shares are listed and traded on the TSX. The trading symbol for the Trust Units is AET.UN and for the ARC Resources Exchangeable Shares is ARX.

                                  RISK FACTORS

The following is a summary of certain risk factors relating to the business of the Trust which prospective investors should carefully consider before deciding whether to purchase Trust Units or Exchangeable Shares.

PURCHASE OF ROYALTIES

The price paid for the purchase of the Royalties in the Properties is based on engineering and economic assessments of the reserves made by independent engineers modified to reflect the technical views of management. These assessments include a number of material assumptions regarding such factors as recoverability and marketability of oil, natural gas, natural gas liquids and sulphur, future prices of oil, natural gas, natural gas liquids and sulphur and operating costs, future capital expenditures and royalties and other government levies which will be imposed over the producing life of the reserves. Many of these factors are subject to change and are beyond the control of the operators of the Properties, ARC Resources, management and the Trust. In particular, changes in the prices of and markets for petroleum, natural gas, natural gas liquids and sulphur from those anticipated at the time of making such assessments will affect the amount of future distributions and as such the value of the Trust Units. In addition, all such assessments involve a measure of geological and engineering uncertainty which could result in lower production and reserves than attributed to the Properties.

RESERVE ESTIMATES

The reserve and recovery information contained in the Gilbert Report and in the New Gilbert Report is only an estimate and the actual production and ultimate reserves from the properties may be greater or less than the estimates prepared by Gilbert. A significant portion of the principal properties acquired in the Star Acquisition have relatively short production histories which may make estimates on those properties more subject to revisions. The reserve reports under the heading "Oil and Gas Reserves" and "Recent Developments - Acquisition of Star Oil & Gas Ltd. - Oil and Gas Reserves of the New Properties" have been prepared using certain commodity price assumptions which are described in the notes to the reserve tables. If lower prices for crude oil, natural gas liquids and natural gas are realized by the Trust and substituted for the price assumptions utilized in those reserve reports, the present value of estimated future net cash flows for the Trust's reserves would be reduced and the reduction could be significant, particularly based on the constant price case assumptions.

VOLATILITY OF OIL AND NATURAL GAS PRICES

The Trust's operational results and financial condition, and therefore the amounts paid to the Trust pursuant to the Royalties, will be dependent on the prices received for oil and natural gas production. Oil and natural gas prices have fluctuated widely during recent years and are determined by economic and in the case of oil prices, political factors. Supply and demand factors, including weather and general economic conditions as well as conditions in other oil and natural gas regions impact prices. Any movement in oil and natural gas prices could have an effect on the Trust's financial condition and therefore on the Distributable Income to be distributed to holders of Trust Units. World oil prices are quoted in Unites States dollars and the price received by Canadian producers is therefore affected by the Canadian/U.S. dollar exchange rate that may fluctuate over time. A material increase in the value of the Canadian dollar may negatively impact the Trust's net production revenue. ARC Resources may manage the risk associated with changes in commodity prices and foreign exchanges rates by causing ARC Resources to, from time to time, enter into oil or natural gas price hedges and forward foreign exchange contracts. If ARC Resources hedges its commodity price exposure, the Trust will forego the benefits it would otherwise experience if commodity prices were to increase. In addition, commodity hedging activities could expose ARC Resources to losses. To the extent that ARC Resources engages in risk management activities related to commodity prices and foreign exchange rates, it will be subject to credit risks associated with counterparties with which it contracts.

CHANGES IN LEGISLATION

There can be no assurance that income tax laws and government incentive programs relating to the oil and gas industry, such as the status of mutual fund trusts, will not be changed in a manner which adversely affects Unitholders.

INVESTMENT ELIGIBILITY

If the Trust ceases to qualify as a mutual fund trust, the Trust Units will cease to be qualified investments for RRSPs, RRIFs and DPSPs ("Exempt Plans"). Where at the end of any month an Exempt Plan holds Trust Units that are not qualified investments, the Exempt Plan must, in respect of that month, pay a tax under Part XI.1 of the Tax Act equal to 1% of the fair market value of the Trust Units at the time such Trust Units were acquired by the Exempt Plan. In addition, where a trust governed by an RRSP holds Trust Units that are not qualified investments, the trust will become taxable on its income attributable to the Trust Units while they are not qualified investments.

OPERATIONAL MATTERS

The operation of oil and gas wells involves a number of operating and natural hazards which may result in blowouts, environmental damage and other unexpected or dangerous conditions resulting in damage to ARC Resources and other operating subsidiaries of the Trust and possible liability to third parties. ARC Resources will maintain liability insurance, where available, in amounts consistent with industry standards. Business interruption insurance may also be purchased for selected facilities, to the extent that such insurance is available. ARC Resources may become liable for damages arising from such events against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons. Costs incurred to repair such damage or pay such liabilities will reduce Royalty Income.

Continuing production from a property, and to some extent the marketing of production therefrom, are largely dependent upon the ability of the operator of the property. To the extent the operator fails to perform these functions properly, revenue may be reduced. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues if the operator becomes insolvent. Although satisfactory title reviews are generally conducted in accordance with industry standards, such reviews do not guarantee or certify that a defect in the chain of title may not arise to defeat the claim of ARC Resources or ARC Sask. to certain Properties. A reduction of the Royalty Income could result in such circumstances.

EXPANSION OF OPERATIONS

The operations and expertise of management of the Trust are currently focused on conventional oil and gas production and development in the Western Canadian Sedimentary Basin. In the future, the Trust may acquire oil and gas properties outside this geographic area. In addition, the Trust Indenture does not limit the activities of the Trust to oil and gas production and development, and the Trust could acquire other energy related assets, such as oil and natural gas processing plants or pipelines, or an interest in an oil sands project. Expansion of our activities into new areas may present challenges and risks that management has not faced in the past. If management does not manage these challenges and risks successfully, the results of operations and financial condition of the Trust could be adversely affected.

ACQUISITIONS

The price that ARC Resources is willing to pay for reserve acquisitions is based largely on its estimates of the reserves to be acquired. Actual reserves could vary materially from these estimates. Consequently, the reserves acquired may be less than expected, which could adversely impact cash flows and distributions to Unitholders.

ENVIRONMENTAL CONCERNS

The oil and natural gas industry is subject to environmental regulation pursuant to local, provincial and federal legislation. A breach of such legislation may result in the imposition of fines or issuance of clean up orders in respect of ARC Resources, ARC Sask. or the Properties. Such legislation may be changed to impose higher standards and potentially more costly obligations on ARC Resources or ARC Sask. See "Management's Discussion and Analysis - Environmental Regulation". Although ARC Resources has established a reclamation fund for the purpose of funding its currently estimated future environmental and reclamation obligations based on its current knowledge, there can be no assurance that the Trust will be able to satisfy its actual future environmental and reclamation obligations. Additionally, the potential impact on the Trust's operations and business of the December 1997 Kyoto Protocol, which has now been ratified by Canada, with respect to instituting reductions of greenhouse gases is difficult to quantify at this time as specific measures for meeting Canada's commitments have not been developed. See "Other Information Respecting ARC Resources - Environmental Obligations - Reclamation Fund".

DEBT SERVICE

Amounts paid in respect of interest and principal on debt incurred in respect of the Properties will reduce Royalty Income. Variations in interest rates and scheduled principal repayments could result in significant changes in the amount required to be applied to debt service before payment of the Royalties and Distributable Income. Certain covenants of the agreements with ARC Resources' and ARC Sask.'s lenders may also limit distributions to the Trust. Although ARC Resources believes the credit facilities will be sufficient for ARC Resources' and ARC Sask.'s immediate requirements, there can be no assurance that the amount will be adequate for the future financial obligations of ARC Resources and ARC Sask. or that additional funds will be able to be obtained.

The lenders will be provided with security over substantially all of the assets of ARC Resources. If ARC Resources becomes unable to pay its Debt Service Charges or otherwise commits an event of default such as bankruptcy, the lender may foreclose on or sell the Properties free from or together with the Royalties.

DELAY IN CASH DISTRIBUTIONS

In addition to the usual delays in payment by purchasers of oil and natural gas to the operators of the Properties, and by the operator to ARC Resources, payments between any of such parties may also be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, delays in the connection of wells to a gathering system, blowouts or other accidents, recovery by the operator of expenses incurred in the operation of the Properties or the establishment by the operator of reserves for such expenses.

RELIANCE ON MANAGEMENT

Unitholders will be dependent on the management of ARC Resources in respect of the administration and management of all matters relating to the Properties, the Royalty, the Trust and Trust Units. ARC Resources, as of December 31, 2002, operated approximately 53% of the total daily production of the Properties. Investors who are not willing to rely on the management of ARC Resources should not invest in the Trust Units.

DEPLETION OF RESERVES

The Trust has certain unique attributes which differentiate it from other oil and gas industry participants. Distributions of Distributable Income in respect of Properties, absent commodity price increases or cost effective acquisition and development activities, will decline over time in a manner consistent with declining production from typical oil, natural gas and natural gas liquids reserves. ARC Resources and ARC Sask. will not be reinvesting cash flow in the same manner as other industry participants as ARC Resources and ARC Sask. conduct only minimal exploratory activities; nor to the same extent as other industry participants as one of the main objectives of the Trust is to maximize long-term distributions. Accordingly, absent capital injections, ARC Resources' and ARC Sask.'s initial production levels and reserves will decline.

ARC Resources' and ARC Sask.'s future oil and natural gas reserves and production, and therefore its cash flows, will be highly dependent on ARC Resources' and ARC Sask.'s success in exploiting its reserve base and acquiring additional reserves. Without reserve additions through acquisition or development activities, ARC Resources' and ARC Sask.'s reserves and production will decline over time as reserves are exploited.

To the extent that external sources of capital, including the issuance of additional Trust Units become limited or unavailable, ARC Resources' and ARC Sask.'s ability to make the necessary capital investments to maintain or expand its oil and natural gas reserves will be impaired. To the extent that ARC Resources and ARC Sask. are required to use cash flow to finance capital expenditures or property acquisitions, the level of Distributable Income will be reduced.

There can be no assurance that the ARC Resources and ARC Sask. will be successful in developing or acquiring additional reserves on terms that meet the Trust's investment objectives.

NET ASSET VALUE

The net asset value of the assets of the Trust from time to time will vary dependent upon a number of factors beyond the control of management, including oil and gas prices. The trading prices of the Trust Units from time to time is also determined by a number of factors which are beyond the control of management and such trading prices may be greater than the net asset value of the Trust's assets.

ADDITIONAL FINANCING

In the normal course of making capital investments to maintain and expand the oil and gas reserves of the Trust additional Trust Units are issued from treasury which may result in a decline in production per Trust Unit and reserves per Trust Unit. Additionally, from time to time the Trust issues Trust Units from treasury in order to reduce debt and maintain a more optional capital structure. Conversely to the extent that external sources of capital, including the issuance of additional Trust Units become limited or unavailable, the Trust's, ARC Resources' and ARC Sask.'s ability to make the necessary capital investments to maintain or expand its oil and gas reserves will be impaired. To the extent that the Trust, ARC Resources or ARC Sask. are required to use cash flow to finance capital expenditures or property acquisitions or to pay debt service charges or to reduce debt, the level of Distributable Income will be reduced.

COMPETITION

There is strong competition relating to all aspects of the oil and gas industry. The Trust, ARC Resources and ARC Sask. will actively compete for reserve acquisitions and skilled industry personnel with a substantial number of other oil and gas companies, many of which have significantly greater financial and other resources than the Trust, ARC Resources or ARC Sask.

RETURN OF CAPITAL

Trust Units will have no value when reserves from the Properties can no longer be economically produced and, as a result, cash distributions do not represent a "yield" in the traditional sense as they represent both return of capital and return on investment.

LIMITED REDEMPTION RIGHT

Unitholders have a limited right to require the Trust to repurchase their Trust Units, which is referred to as a redemption right. See "Information Relating to the Trust - Right of Redemption". It is anticipated that the redemption right will not be the primary mechanism for Unitholders to liquidate their investment. The right to receive cash in connection with a redemption is subject to limitations. Any securities which may be distributed IN SPECIE to Unitholders in connection with a redemption may not be listed on any stock exchange and a market may not develop for such securities. In addition, there may be resale restrictions imposed by law upon the recipients of the securities pursuant to the redemption right.

NATURE OF TRUST UNITS

The Trust Units do not represent a traditional investment in the oil and natural gas sector and should not be viewed by investors as shares in ARC Resources. The Trust Units represent a fractional interest in the Trust. As holders of Trust Units, Unitholders will not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. The Trust's sole assets will be the Royalty and other investments in securities. The price per Trust Unit is a function of anticipated Distributable Income, the Properties acquired by ARC Resources and ARC Sask. and ARC Resources' ability to effect long-term growth in the value of the Trust. The market price of the Trust Units will be sensitive to a variety of market conditions including, but not limited to, interest rates and the ability of the Trust to acquire suitable oil and natural gas properties. Changes in market conditions may adversely affect the trading price of the Trust Units.

THE TRUST UNITS ARE NOT "DEPOSITS" WITHIN THE MEANING OF THE CANADA DEPOSIT INSURANCE CORPORATION ACT (CANADA) AND ARE NOT INSURED UNDER THE PROVISIONS OF THAT ACT OR ANY OTHER LEGISLATION. FURTHERMORE, THE TRUST IS NOT A TRUST COMPANY AND, ACCORDINGLY, IS NOT REGISTERED UNDER ANY TRUST AND LOAN COMPANY LEGISLATION AS IT DOES NOT CARRY ON OR INTEND TO CARRY ON THE BUSINESS OF A TRUST COMPANY.

UNITHOLDER LIMITED LIABILITY

The Trust Indenture provides that no Unitholder will be subject to any liability in connection with the Trust or its obligations and affairs and, in the event that a court determines Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of the Trust's assets. Pursuant to the Trust Indenture, the Trust will indemnify and hold harmless each Unitholder from any costs, damages, liabilities, expenses, charges and losses suffered by a Unitholder resulting from or arising out of such Unitholder not having such limited liability.

The Trust Indenture provides that all written instruments signed by or on behalf of the Trust must contain a provision to the effect that such obligation will not be binding upon Unitholders personally. The principal investment of the Trust is the Royalty Agreements which contain such provisions. Personal liability may also arise in respect of claims against the Trust that do not arise under contracts, including claims in tort, claims for taxes and possibly certain other statutory liabilities. The possibility of any personal liability of this nature arising is considered unlikely.

The operations of the Trust will be conducted, upon the advice of counsel, in such a way and in such jurisdictions as to avoid as far as possible any material risk of liability on the Unitholders for claims against the Trust.

                             ADDITIONAL INFORMATION

Additional information including remuneration of directors and officers of ARC Resources and the Manager, principal holders of the Trust Units and rights to purchase Trust Units, is contained in the Information Circular - Proxy Statement of the Trust dated March 17, 2003 which relates to the Annual and Special Meeting of Unitholders held on April 17, 2003, and additional financial information is provided in the consolidated financial statements of the Trust and ARC Resources for the year ended December 31, 2002.

The Trust shall provide to any person, upon request to the Secretary of ARC Resources on behalf of the Trust:

1. when the securities of the Trust are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of its securities,

         (a) one copy of the Annual Information Form of the Trust, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the Annual Information Form;

         (b) one copy of the consolidated financial statements of the Trust for the most recently completed fiscal year together with the accompanying report of the auditor and one copy of any subsequent interim financial statements;

         (c) one copy of the Information Circular - Proxy Statement of the Trust dated March 17, 2003; and

         (d) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i) to (iii) above; or

2.       at any other time, one copy of any other documents referred to in
         (a)(i), (ii) and (iii) above, provided the Trust may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Trust.

For additional copies of the Annual Information Form and the materials listed in the preceding paragraphs please contact:

         ARC Energy Trust
         c/o ARC Resources Ltd.
         2100, 440 - 2nd Avenue S.W.
         Calgary, Alberta, T2P 5E9
         Toll free in Canada:  1-888-272-4900
         Fax: (403) 503-8609

                                  APPENDIX "A"

                   FINANCIAL STATEMENTS OF STAR OIL & GAS LTD.

STAR OIL & GAS LTD.

Consolidated Financial Statements
DECEMBER 31, 2002, 2001 AND 2000
(in thousands of Canadian dollars)

[GRAPHIC OMITTED]
[LETTERHEAD - PRICEWATERHOUSECOOPERS]



January 31, 2003
(except for note 15 which is at April 16, 2003)



AUDITORS' REPORT

TO THE DIRECTORS OF
STAR OIL & GAS LTD.


We have audited the consolidated balance sheet of STAR OIL AND GAS LTD. as at December 31, 2002, 2001 and 2000 and the consolidated statements of income and retained earnings and cash flows for each of the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2002, 2001 and 2000 and the results of its operations and its cash flows for each of the years then ended in accordance with Canadian generally accepted accounting principles.


(SIGNED) "PRICEWATERHOUSECOOPERS LLP"


CHARTERED ACCOUNTANTS

Calgary, Alberta

STAR OIL & GAS LTD.
CONSOLIDATED BALANCE SHEETS
AS AT DECEMBER 31, 2002, 2001 AND 2000
--------------------------------------------------------------------------------
(in thousands of Canadian dollars)

                                             2002       2001      2000
                                                $          $         $
                                                              (restated -
ASSETS                                                         note 2)

CURRENT ASSETS
Short-term deposits                            --        --     9,988
Accounts receivable                        29,434    20,022    36,850
Prepaid expenses                            1,191     1,348     1,197
Income taxes receivable                        --     1,999        --
                                          ---------------------------
                                           30,625    23,369    48,035

CAPITAL ASSETS (note 3)                   474,319   445,756   429,125

OTHER ASSETS (note 5)                         323       267       179
                                          ---------------------------
                                          505,267   469,392   477,339
                                          ===========================
LIABILITIES

CURRENT LIABILITIES
Bank indebtedness (note 6)                  2,424     1,591     1,850
Accounts payable                           25,080    19,577    50,921
Income taxes payable                        3,010        --    29,710
                                          ---------------------------
                                           30,514    21,168    82,481

LONG-TERM DEBT (note 7)                   136,490   139,815   136,005

SHAREHOLDER LOANS (note 8)                 48,458    48,783    46,473

SITE RESTORATION ACCRUAL (note 3)           4,958     4,359     4,511

DEFERRED LIABILITIES                        1,244     1,747     2,307

FUTURE INCOME TAXES (note 10)             106,392   101,161    90,936
                                          ---------------------------
                                          328,056   317,033   362,713
                                          ---------------------------
SHAREHOLDERS' EQUITY

CAPITAL STOCK (note 9)                     33,371    33,371    33,371

RETAINED EARNINGS                         143,840   118,988    81,255
                                          ---------------------------
                                          177,211   152,359   114,626
                                          ---------------------------
                                          505,267   469,392   477,339
                                          ===========================
COMMITMENTS AND CONTINGENCIES (note 14)

APPROVED BY THE BOARD OF DIRECTORS

"STEVEN W SINCLAIR"   Director             "DANNY G. GEREMIA"   Director
---------------------                      --------------------
STEVEN W. SINCLAIR                         DANNY G. GEREMIA

STAR OIL & GAS LTD.
CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
--------------------------------------------------------------------------------
(in thousands of Canadian dollars)

                                                        2002        2001        2000
                                                           $           $           $
                                                                            (restated -
                                                                               note 2)
REVENUE

Production and royalties                             199,982     267,688     233,739
Crown and other royalties                            (44,763)    (67,977)    (54,506)
Alberta royalty tax credit                               512         197         521
                                                     --------------------------------
                                                     155,731     199,908     179,754
                                                     --------------------------------
EXPENSES
Production                                            41,177      45,649      34,424
General and administrative                             4,889       8,324       9,853
Interest on long-term debt                             8,738      11,670      11,089
Depletion and depreciation                            54,865      55,694      41,335
Foreign exchange (gain) loss                            (653)      4,595       2,853
                                                     --------------------------------
                                                     109,016     125,932      99,554
                                                     --------------------------------
INCOME BEFORE PROVISION FOR TAXES                     46,715      73,976      80,200
                                                     --------------------------------
PROVISION FOR TAXES (note 10)
Current                                               16,632      27,151      32,517
Future                                                 5,231       9,092       6,880
                                                     --------------------------------
                                                      21,863      36,243      39,397
                                                     --------------------------------
NET INCOME                                            24,852      37,733      40,803

RETAINED EARNINGS - BEGINNING OF YEAR                118,988      81,255      42,400

Adjustment - accounting policy change (note 2(a))         --          --      (1,564)
Adjustment - accounting policy change (note 2(b))         --          --        (384)
                                                     --------------------------------

RETAINED EARNINGS - END OF YEAR                      143,840     118,988      81,255
                                                     ===============================

STAR OIL & GAS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
--------------------------------------------------------------------------------
(in thousands of Canadian dollars)

                                                                    2002        2001        2000
                                                                       $           $           $
                                                                                       (restated -
                                                                                          note 2)
CASH PROVIDED BY (USED IN)

 OPERATING ACTIVITIES
 Net income                                                       24,852      37,733      40,803
 Adjustments for
       Depletion and depreciation                                 54,865      55,694      41,335
       Future income taxes                                         5,231       9,092       6,880
       Unrealized foreign exchange (gain) loss                      (650)      4,620       2,842
       Amortization of deferred liability                           (560)       (590)       (551)
                                                                  -------------------------------
                                                                  83,738     106,549      91,309
                                                                  -------------------------------
 Changes in non-cash working capital items
       (Increase) decrease in accounts receivable                 (9,412)     16,828     (13,697)
       Increase (decrease) in prepaid expenses                       157        (151)       (165)
       Increase (decrease) in accounts payable                     2,768     (24,183)     12,781
       Increase (decrease) in income taxes payable/receivable      5,009     (31,709)     22,932
                                                                  -------------------------------
                                                                  (1,478)    (39,215)     21,851
                                                                  -------------------------------
                                                                  82,260      67,334     113,160
                                                                  -------------------------------
 INVESTING ACTIVITIES
 Payment for land and property                                    (5,843)     (6,029)    (19,411)
 Expenditures on drilling and exploration                        (46,082)    (50,008)    (59,473)
 Expenditures on production and other equipment                  (30,179)    (16,969)    (25,108)
                                                                  -------------------------------
                                                                 (82,104)    (73,006)   (103,992)
 Changes in non-cash working capital items
       Increase (decrease) in accounts payable                     2,792      (7,131)      6,061
                                                                  -------------------------------
                                                                 (79,312)    (80,137)    (97,931)
 Proceeds from sale of capital assets                                 --       2,979       2,728
 Purchase of Place Resources Corporation                              --          --     (49,680)
 Expenditures on site restoration                                   (725)     (1,317)     (1,185)
 Other assets                                                        (56)        (88)         34
                                                                  -------------------------------
                                                                 (80,093)    (78,563)   (146,034)
                                                                  -------------------------------

 FINANCING ACTIVITIES
 Increase in (repayments of) bank indebtedness                       833        (259)       (313)
 (Repayments of) proceeds from long-term borrowings               (3,000)      1,500      42,242
                                                                  -------------------------------
                                                                  (2,167)      1,241      41,929
                                                                  -------------------------------
 NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                 --      (9,988)      9,055

 CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR (note A)               --       9,988         933
                                                                  -------------------------------
 CASH AND CASH EQUIVALENTS - END OF YEAR                              --          --       9,988
                                                                  ===============================

STAR OIL & GAS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002, 2001 AND 2000
--------------------------------------------------------------------------------
(tabular amounts in thousands of Canadian dollars)

SUPPLEMENTAL INFORMATION FOR THE CASH FLOWS

A.    CASH AND CASH EQUIVALENTS

      Cash and cash equivalents consist of cash on hand and balances with banks, and investments in money market instruments that mature within three months. Cash and cash equivalents included in the cash flow statement comprise the following balance sheet amounts:

                                                  2002         2001      2000
                                                     $            $         $

       Short-term investments                       --           --     9,988
                                             ---------------------------------

       Total cash and cash equivalents              --           --     9,988
                                             =================================

B.       NON-CASH TRANSACTIONS

                                                   2002         2001      2000
                                                      $            $         $

       Accounts payable                              57           30     3,315
       Deferred liabilities                         (57)         (30)   (3,315)
       Long-term debt                              (325)      (2,310)   (1,421)
       Shareholders' loans                         (325)      (2,310)   (1,421)

      There were approximately $2,659,000 of properties swapped for other properties in 2002 (2001 - $1,668,000; 2000 - $1,206,000).


C.    CASH PAYMENTS

                                                    2002        2001       2000
                                                       $           $          $

       Interest paid                              (7,985)    (11,640)   (10,650)
       Interest received                              45          63         76
       Cash income taxes paid                    (17,949)    (61,650)   (13,642)
       Cash income taxes received                  4,326         634        795

The objectivity and integrity of data in these financial statements, including estimates and judgements relating to matters not concluded by year end, are the responsibility of management of the company. In management's opinion, the financial statements have been properly prepared within reasonable limits of materiality and within the framework of the company's accounting policies.

1     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF PRESENTATION

      These consolidated financial statements include the accounts of the company and its wholly owned subsidiary.

      CAPITAL ASSETS - OIL AND GAS

      The company follows the full cost method of accounting for oil and gas operations as outlined in the guideline issued by the Canadian Institute of Chartered Accountants, whereby all costs associated with the exploration for and development of oil and gas reserves are capitalized. Such amounts include land acquisition costs, geological and geophysical expenditures, carrying charges on non-producing properties, costs of drilling productive and non-productive wells, administration costs related to exploration and development activities and related plant and equipment expenditures. These amounts are accumulated in separate cost centres for each country where the company is active. At present, all of the company's operations are in Canada.

      Depletion and depreciation are provided using the unit of production method based on the company's share of gross proven reserves of oil and gas. For purposes of this calculation, reserves and production of gas and associated liquids are converted into equivalent barrels of oil based on the relative energy content.

      Proceeds on dispositions of oil and gas properties and production equipment are recorded against accumulated costs. However, gains or losses on the disposition of oil and gas properties are only recognized in the statement of income when the depletion and depreciation rate would be changed by a factor of 20% or more.

      The company's oil and gas properties are subject to a ceiling test under which the carrying value is limited to the future net revenue from production of estimated proven oil and gas reserves valued at year end "constant" prices or contractually determined prices plus the unimpaired costs of non-producing properties less future administration costs, financing costs, future restoration costs and income taxes.

      Expenditures for repairs and maintenance are charged to production expense. Betterments and major renewals are capitalized.

      OTHER EQUIPMENT

      Depreciation on other equipment is provided based on diminishing value basis over the useful life of the assets.

      SITE RESTORATION ACCRUAL

      Estimated future costs of site restoration, including removal of production facilities, are provided for on a unit of production basis. Costs are based on estimates provided by independent reservoir engineers. The annual charge is recorded as additional depletion and depreciation.

      HEDGING

      The company enters into various swap agreements to reduce its exposure to interest rate, foreign exchange, and crude oil and natural gas commodity price fluctuations related to future sales. Gains or losses on these contracts, which constitute effective hedges, are deferred and recognized as a component of the related transaction.

      INCOME TAXES

      The company follows the liability method of tax allocation accounting. Under this method, recognition of a future tax liability or asset is dependent on the expected tax outflows or benefits to be derived from differences between the carrying value and tax basis of assets and liabilities.

      MANAGEMENT ESTIMATES

      The accounts include management estimates relating to the amortization of capital assets which are subject to revisions which could be significant over time, depending on estimates of reserves. Future estimated abandonment costs are subject to significant revision over time as they are a current estimate of events which will occur in the future.

      RECLASSIFICATION

      Certain information provided in the prior years has been reclassified to conform with the current period presentation.

2     CHANGES IN ACCOUNTING POLICIES

      a) Effective January 1, 2001, the company changed from the deferral method of accounting for exchange gains and losses on conversion of foreign currency denominated long-term debt to the new standard set by the Canadian Institute of Chartered Accountants. The new standard requires recognition of the gains and losses in the period they occur. This standard was applied retroactively with restatement of prior period financial statements. The effect of this change on the 2001 amounts in the financial statements is to eliminate the deferred foreign exchange loss asset on the balance sheet of $5,879,000 (2000
           - $3,085,000), to increase the unrealized foreign exchange expense by $2,793,000 (2000 - $1,521,000) and to reduce the opening retained earnings in 2000 by $1,564,000.

      b) Effective January 1, 2000, the company changed from the deferral method of accounting for income taxes to the liability method in accordance with the new standard set by the Canadian Institute of Chartered Accountants. The new standard was applied retroactively without restatement of prior period financial statements.

3     CAPITAL ASSETS

                                                              2002          2001        2000
                                                                 $             $           $
     Land and property acquisition                          187,754       181,910     177,753
     Drilling and exploration                               392,653       346,571     296,464
     Production and other equipment                         228,543       198,365     181,565
                                                          -------------------------------------

                                                            808,950       726,846     655,782
     Less: Accumulated depletion and depreciation          (334,631)     (281,090)   (226,657)
                                                          -------------------------------------

                                                            474,319       445,756     429,125
                                                          =====================================

      General and administrative costs of $1,555,520 (2001 - $2,451,605; 2000 -
      $2,895,889) relating to exploration and development activities were capitalized during the year. No interest costs have been capitalized.

      The company's estimated average wellhead prices used in performing the full cost ceiling test were $47.47 (2001 - $29.25; 2000 - $42.06) per barrel for oil and $6.06 (2001 - $3.18; 2000 - $7.04) per mcf for natural gas.

      Future estimated abandonment costs identified in the "Constant Price" Reserve Report are $19,463,000 (2001 - $18,221,000; 2000 - $14,662,000).
      Depletion and amortization includes a charge of $1,324,000 for 2002 (2001
      - $1,165,000; 2000 - $1,068,000) with respect to the site restoration liability.

4     ACQUISITION OF PLACE RESOURCES CORPORATION

      On October 16, 2000, the company made an offer for all of the outstanding shares of Place Resources Corporation ("Place"), an oil and gas exploration development and production company, for consideration of $3.00 cash for each Place common share outstanding. As at December 31, 2000, the company was deemed to have acquired 100 percent of the outstanding shares of Place.

      The transaction, effective November 7, 2000, has been accounted for using the purchase method with the results of operations included in the consolidated statement of income from the date of acquisition. At December 31, 2000, the company allocated the purchase price to Place's assets and liabilities as follows:

        Net assets acquired and liabilities assumed
                                                                        $

            Capital assets                                         105,596
            Working capital                                            556
            Debt                                                   (25,497)
            Site restoration                                          (920)
            Future income taxes                                    (30,055)
                                                                 -----------
                                                                    49,680
                                                                 ===========
            Consideration - cash                                    49,680
                                                                 ===========

      In 2001, capital assets and future income taxes were increased by $1,133,000 to reflect final income tax adjustments.


5     OTHER ASSETS

      Drilling and operating deposits of $323,000 (2001 - $267,000; 2000 - $179,000) are recorded at cost.


6     BANK INDEBTEDNESS

      The bank indebtedness is funded by an operating facility with a $20,000,000 limit. This facility is included in and has the same attributes as the total credit facility described in long-term debt (note
      7).

4.    LONG-TERM DEBT

      The company maintains various credit facilities under certain long-term debt agreements as follows:

                                      TOTAL CREDIT                     LONG-TERM CREDIT FACILITY USED AT
                                          FACILITY                                          DECEMBER 31,
                                      ---------------   -------------------------------------------------

                                        2002, 2001
                                          AND 2000            2002                2001               2000
                                                 $               $                  $                  $

      Revolving Credit Facility          185,000,000    141,716,133        145,071,777        141,350,503
                                      ===================================================================

      The revolving credit facility may be drawn down or repaid at any time. The company may use the available credit facilities within certain limits as direct Canadian or US dollar loans, short or long-term Bankers' Acceptances, fixed loans, LIBOR US loans or letters of credit.

      At December 31, 2002, various letters of credit totalling Cdn $5,226,133 (2001 - Cdn $5,256,777; 2000 - $5,345,503) were outstanding.

      As at December 31, 2002, there was $39,490,000 (US $25,000,000) (2001 -
      Cdn $39,815,000; 2000 - $37,505,000) of LIBOR dollar loans outstanding. Interest rates on the US $25,000,000 of LIBOR loans vary from 2.60% to 2.98%.

      At December 31, 2002, there was $97,000,000 of Bankers' Acceptances (2001
      - $100,000,000; 2000 - $98,500,000) outstanding. On March 25, 1998, the company entered into floating for fixed interest rate swaps, which effectively fixed the interest rate on $10,000,000 of bankers' acceptances at 6.120% until March 25, 2003. On September 25, 1998, the company entered into floating for fixed interest rate swaps, which effectively fixed the interest rate on $10,000,000 of Bankers' Acceptances at 6.520% until September 25, 2008. The following is a listing of the Bankers' Acceptance agreements as at December 31, 2002:

                    ISSUE DATE          MATURITY DATE      INTEREST RATE (%)

                      29 Aug-02              24 Jan-03                  4.33
                     05 Sept-02              24 Jan-03                  4.10
                     25 Sept-02              25 Feb-03                  4.18
                      25 Nov-02              25 Feb-03                  4.06
                      10 Oct-02              25 Mar-03                  4.15
                      18 Dec-02              25 Mar-03                  4.03
                      25 Oct-02              25 Apr-03                  4.15
                      06 Nov-02              26 May-03                  4.13

      The mark to market value of the bankers' acceptance swaps is a $841,645 unrecorded loss at December 31, 2002.

      As the long-term debt of the company consists of revolving credit facilities and fluctuating interest rates, the carrying value approximates fair market value, except for the long-term debt relating to the mark to market values noted above.

      At July 12, 2002, the company amended their credit agreement to extend the term-out date to August 29, 2003. The company has the right to request an extension to the credit facility within the revolving period which would make the first payment due March 2004.

      The credit facilities are secured by a floating charge debenture, a general security agreement, including an assignment of book debts, and an assignment of specific contracts. The debt would become a current liability on a change of control.


8     SHAREHOLDER LOANS

      An unsecured shareholder loan bears interest at the rate of a USA chartered bank prime rate of 4.25% plus 1% at December 31, 2002. The remaining unsecured shareholder loan bears interest at a Canadian chartered banks prime rate of 4.50% at December 31, 2002. Pursuant to a priorities agreement between the lender of the credit facilities and the shareholders, the shareholders may demand payment only with the consent of the bank. The current shareholders have no intention of calling these loans unless otherwise negotiated as part of the banking facility. Of the $48,458,470 in loans, $39,490,000 (US $25,000,000) is repayable in US dollars.


9     CAPITAL STOCK

      Authorized
           Unlimited first preferred shares issuable in series
           Unlimited second preferred shares issuable in series
           Unlimited third preferred shares issuable in series
           Unlimited common shares

      Issued

                                                                                                         2002, 2001 AND 2000
                                                                                      -----------------------------------------

                                                                                            NUMBER OF           STATED VALUE
                                                                                               SHARES                      $

            Preferred shares - 3% cumulative, redeemable, convertible first preferred shares, Series 1 dividends are in arrears in the
               amount of $4,756,027 (2001 - $4,173,504; 2000 - $3,590,980)                   2,222,906                 19,418
            Common shares - Class A                                                          6,111,111                 13,953
                                                                                                             ------------------
                                                                                                                       33,371
                                                                                                             ==================

10    INCOME TAXES

                                                                     2002                     2001                    2000
                                                         -----------------       ------------------      ------------------

                                                             %          $            %           $          %            $

            Income before provision for taxes                      46,715                   73,976                  80,200
                                                                  -------                   ------                  ------

            Expected tax                                  43.3     20,227         43.8      32,401       44.9       36,010

            Increase (decrease) resulting from
                 Non-deductible crown payments            35.5     16,581         35.6      26,375       27.2       21,791
                 Federal resource allowance              (28.0)   (13,088)       (26.1)    (19,332)     (24.8)     (19,929)
                 Alberta Royalty Tax Credit               (0.5)      (222)          --         (86)      (0.3)        (234)
                 Foreign exchange (gain) loss             (0.6)      (281)         2.7       2,002        1.6        1,309
                 Large corporation tax                     0.5        229          0.6         463        0.2          201
                 Rate adjustment                          (2.0)      (924)        (5.7)     (4,208)        --           --
                 Prior year (over provision)              (4.3)    (2,021)        (2.8)     (2,102)        --           --
                 Other                                     2.9      1,362          0.9         730        0.3          249
                                                         ------------------------------------------------------------------

            Total taxes                                   46.8     21,863         49.1      36,243       49.1       39,397
                                                         ==================================================================

      The future income tax liability is composed of temporary differences and future income tax reductions. These tax-effected differences are as follows:

                                                                              2002          2001          2000
                                                                                 $             $             $

            Net book value of property, plant and equipment in
                 excess of tax basis                                      (105,983)     (103,734)      (94,271)
            Future site restoration deductions                               1,551         1,837         1,998
            Other                                                           (1,960)          736         1,337
                                                                   ---------------------------------------------

            Future income tax liability                            (106,392)            (101,161)      (90,936)
                                                                   =============================================

      At December 31, 2002, the company had tax pools available for deduction against future taxable income of approximately $211,789,481 (2001 - $193,069,731; 2000 - $195,982,000).


11    FINANCIAL INSTRUMENTS

      The company has determined the estimated fair values of its financial instruments based on its best judgment of the appropriate valuation methodologies. However, considerable judgement is necessary to develop these estimates. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the company could realize in current market exchanges. The use of different assumptions or methodologies may have a material effect on the estimated fair value amounts.

      The financial instruments of the company include short-term deposits, accounts receivable, prepaid expenses, income taxes receivable, other assets, bank indebtedness, accounts payable, income taxes payable, long-term debt, shareholder loans and off balance sheet commodity contracts. It is estimated that the fair values would not be materially different than the book values, with the exception of the commodity contracts (see note 13) and long-term debt (see note 7).

      FOREIGN CURRENCY RISK

      The shareholder loan (see note 8) and the LIBOR US $ bank loans (see note
      7) are exposed to the fluctuations in the Cdn/US foreign exchange rate.

      A $0.01 movement in the exchange rate will cause the carrying value of these loans to fluctuate by $500,000.

      The company also holds some accounts payable, including the interest payable on the loans above, accounts receivable and short-term deposits in US dollars, however, exposure to foreign exchange volatility is minimal due to the relatively low amount of those balances.

      INTEREST RATE RISK

      The company's bank indebtedness, shareholder loans (see note 8) and Canadian bankers' acceptance and US $ LIBOR loans (see note 7) totalling Cdn $167,372,470 are exposed to the movement in interest rates. A 1% move in the interest rate would cause the company's interest payments to fluctuate by $1,673,725. The remaining bankers' acceptances are set at fixed interest rates and are not exposed to interest rate fluctuations.

      CREDIT RISK

      The company's client portfolio consists of transactions with companies which are subject to oil and gas industry credit risks.


12    PENSION PLAN

      The company has a defined contribution pension plan. The company contributes an amount equal to 5% of the employees' salaries to the plan.

      The company's pension expense in 2002 was $220,488 (2001 - $212,831; 2000
      - $185,357).

13    PRODUCT HEDGING ACTIVITIES

      Losses resulting from crude oil and natural gas transactions amounted to $5,577,920 in 2002 (2001 - $3,378,378 loss; 2000 - $13,432,142 loss).

      At December 31, 2002, the company had no outstanding natural gas financial hedge transactions.

      At December 31, 2002, the company had the following outstanding crude oil financial hedge transactions.

           1,000 barrels per day at US $23.55 per barrel for January 2003 to December 2003

           A costless collar for 1,000 barrels per day with a floor of US $23.00 and a cap of US $25.80 per barrel for January 2003 to December 2003

      The mark to market value of these agreements is a $2,564,941 unrecorded loss at December 31, 2002.


14    COMMITMENTS AND CONTINGENCIES

      FIXED PRICE GAS CONTRACTS AND PHYSICAL DELIVERY

      At December 31, 2002, the company had the following fixed price gas sales and commitments to deliver physical product:

           7,000 GJ per day at $4.55 FLOOR and $7.15 CAP per GJ at AECO ending March 2003
           5,000 GJ per day at $4.00 FLOOR and $5.91 CAP per GJ at AECO ending October 2003
           2,000 GJ per day at $2.525 per GJ at AECO ending October 2003
           1,000 GJ per day at $2.48 per GJ at AECO ending October 2003
           5,000 GJ per day at $2.955 per GJ at AECO ending October 2004

      PIPELINE TRANSPORTATION COMMITMENT

      On October 26, 1999, the company entered into an agreement with a pipeline company, whereby the company is committed to transport 5,000 mcf per day of natural gas for nine years until 2008. As part of this transaction, the company received a prepayment of $3,538,080 for taking the future transportation commitment. The company is not committed to a set delivery price. This commitment increased the existing commitment to transport 5,000 mcf per day to 10,000 mcf per day. The amount received is being deferred and amortized over the commitment period.

      On March 4, 1999, the company entered into an agreement which commits it to transport 4,000 mcf per day until 2015.

      OTHER

      Commitments and contingencies exist under agreements and operations in the normal course of business, the total amount of which, in the opinion of management, is not significant to the financial position of the company.

      LEASE COMMITMENTS

      The company leases various types of property and equipment. Minimum payments under non-cancellable operating leases with terms of one year or more as at December 31, 2002 are as follows:

                                                                $

            2003                                               483
            2004                                               163
            2005                                                 8
                                                            --------

                                                               654
                                                            --------

      ENRON CAPITAL AND TRADE RESOURCES CANADA CORP. ("ENRON")

      The company had entered into an agreement with Enron to sell and deliver 5,000 GJ's of gas per day at $2.50 per GJ through November 1, 2003. Enron failed to pay for sales of gas in the months of November and December 2001 in the amounts of $401,250 and $80,250, respectively. Accordingly, the company made an allowance for doubtful accounts in the full amount of the gas sales.

      The company filed notice of default under the agreement, terminated the agreement and discontinued gas deliveries to Enron effective December 7, 2001. Enron also filed a notice of default and terminated the agreement effective December 24, 2001.

      The company is of the opinion that it does not have a mark-to-market liability with respect to the early cancellation of the agreement.

      TERMINATED GAS CONTRACT

      On February 18, 1999, the company had entered into an agreement with a third party to sell and deliver 5,700 GJ's of Gas per day at Empress, and 3,800 GJ per day at AECO, through October 31, 2004. The fixed contract price on the Empress delivery was $2.83 per GJ. The price of the AECO delivery was contracted at either an index price without a ceiling, or a price capped index price. The determination of the price of the AECO delivery for each contract year (November to October) was subject to an election to be made by the third party by September 30th prior to the start of that contract year. As at September 30th, 2002, the third party had not elected to take delivery at the capped price, therefore under the terms of the contract the company invoiced the third party for delivery in November and December of 2002 at the default pricing option, which was not subject to a price cap. The third party paid for the deliveries at the lower, price-capped rate, leaving total unpaid outstanding receivables related to those two months of $345,900 as at December 31, 2002. The company believes that this amount will be recoverable in some form during negotiations relating to the termination of the contract, and accordingly has made no allowance for doubtful accounts in respect of this amount.

      In addition, the company filed notice of default under the agreement, terminated the agreement, and discontinued gas deliveries effective December 12, 2002. While the third party is claiming a mark-to-market liability, the company is of the opinion that it does not have a mark-to-market liability with respect to the cancellation of the agreement. Currently the amount of any such future contingent liability is undeterminable, and in the opinion of the company it is expected to be negligible.


15    CHANGE OF CONTROL

      On March 31, 2003, the company's shareholders entered into an acquisition agreement with ARC Energy Trust ("ARC") whereby ARC offered to purchase all of the issued and outstanding shares of Star Oil & Gas Ltd. for a total purchase price of $710 million to be financed by cash and $320 million in convertible debentures. The sale closed on April 16, 2003. Pursuant to the change in control, the company's long-term debt balance became a current liability, and the full principal and interest owing on the shareholder loans was repaid.

       STAR OIL & GAS LTD.

       Consolidated Financial Statements
       MARCH 31, 2003 AND 2002
       (in thousands of Canadian dollars)

STAR OIL & GAS LTD.
Consolidated Balance Sheets
(Unaudited)
--------------------------------------------------------------------------------
(CDN $ - thousands)

                                               MARCH 31,  DECEMBER 31,  MARCH 31,  DECEMBER 31,
                                                   2003          2002       2002          2001
ASSETS

CURRENT ASSETS
Cash and short-term investments                      --            --      2,028            --
Accounts receivable                              33,880        29,434     18,602        20,022
Prepaid expenses                                    393         1,191        977         1,348
Income taxes receivable                              --            --      1,813         1,999
                                               -----------------------------------------------

                                                 34,273        30,625     23,420        23,369

CAPITAL ASSETS                                  479,346       474,319    452,517       445,756

OTHER ASSETS                                        323           323        252           267
                                               -----------------------------------------------

                                                513,942       505,267    476,189       469,392
                                               ===============================================
LIABILITIES

CURRENT LIABILITIES
Bank indebtedness                                   803         2,424         --         1,591
Accounts payable                                 25,031        25,080     18,568        19,577
Income taxes payable                             13,384         3,010         --            --
Current portion of shareholder loans (note 2)    45,701            --         --            --
Current portion of bank debt (note 2)           112,172            --         --            --
                                               -----------------------------------------------

                                                197,091        30,514     18,568        21,168

LONG-TERM DEBT (note 2)                              --       136,490    144,837       139,815

SHAREHOLDER LOANS (note 2)                           --        48,458     48,806        48,783

SITE RESTORATION                                  5,019         4,958      4,520         4,359

DEFERRED LIABILITIES                              1,137         1,244      1,623         1,747

FUTURE INCOME TAXES                             107,010       106,392    101,256       101,161
                                               -----------------------------------------------

                                                310,257       328,056    319,610       317,033
                                               -----------------------------------------------
SHAREHOLDERS' EQUITY

CAPITAL STOCK                                    33,371        33,371     33,371        33,371

RETAINED EARNINGS                               170,314       143,840    123,208       118,988
                                               -----------------------------------------------

                                                203,685       177,211    156,579       152,359
                                               -----------------------------------------------

                                                513,942       505,267    476,189       469,392
                                               ===============================================

STAR OIL & GAS LTD.
Consolidated Statements of Income and Retained Earnings
(Unaudited) FOR THE THREE MONTHS ENDED MARCH 31
--------------------------------------------------------------------------------
(CDN $ - thousands)


                                              2003        2002

REVENUE
Production and royalties                    87,068      41,764
Crown and other royalties                  (20,470)     (8,229)
                                           -------------------

                                            66,598      33,535
                                           -------------------

EXPENSES
Production                                  10,429       8,912
General and administrative                   1,250       1,065
Interest on long-term debt                   2,074       2,224
Depletion and depreciation                  15,442      13,520
Foreign exchange (gain) loss                (5,489)         53
                                           -------------------

                                            23,706      25,774
                                           -------------------

INCOME BEFORE PROVISION FOR TAXES           42,892       7,761
                                           -------------------

PROVISION FOR TAXES
Current                                     15,800       3,446
Future                                         618          95
                                           -------------------

                                            16,418       3,541
                                           -------------------

NET INCOME                                  26,474       4,220

RETAINED EARNINGS - BEGINNING OF PERIOD    143,840     118,988
                                           -------------------

RETAINED EARNINGS - END OF PERIOD          170,314     123,208
                                           ===================

STAR OIL & GAS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited) FOR THE THREE MONTHS ENDED MARCH 31
--------------------------------------------------------------------------------
(CDN $ - thousands)


                                                          2003       2002
CASH PROVIDED BY (USED IN)

OPERATING ACTIVITIES
Net income                                              26,474      4,220
Adjustments for
      Depletion and depreciation                        15,442     13,520
      Future income taxes                                  618         95
      Unrealized foreign exchange (gain) loss           (5,514)        46
      Amortization of deferred liability                  (125)      (138)
                                                       -------------------

                                                        36,895     17,743
                                                       -------------------
Changes in non-cash working capital items
      (Increase) decrease in accounts receivable        (4,446)     1,420
      Increase in prepaid expenses                         798        371
      Increase (decrease) in accounts payable              260     (2,002)
      Increase in income taxes payable/receivable       10,374        186
                                                       -------------------

                                                         6,986        (25)
                                                       -------------------

                                                        43,881     17,718
                                                       -------------------
INVESTING ACTIVITIES
Payment for land and property                           (1,000)    (2,128)
Expenditures on drilling and exploration               (15,597)    (8,981)
Expenditures on production and other equipment          (7,563)    (9,242)
                                                       -------------------

                                                       (24,160)   (20,351)
Changes in non-cash working capital items
      Increase (decrease) in accounts payable             (291)     1,007
                                                       -------------------

                                                       (24,451)   (19,344)

Proceeds from sale of capital assets                     4,038        396
Expenditures on site restoration                          (286)      (164)
Other assets                                                --         14
                                                       -------------------

                                                       (20,699)   (19,098)
                                                       -------------------
FINANCING ACTIVITIES
Increase in (repayments of) bank indebtedness           (1,621)    (1,591)
(Repayments of) proceeds from long-term borrowings     (21,561)     4,999
                                                       -------------------

                                                       (23,182)     3,408
                                                       -------------------

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS        --      2,028

CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD             --         --
                                                       -------------------

CASH AND CASH EQUIVALENTS - END OF PERIOD                   --      2,028
                                                       ===================

SUPPLEMENTAL INFORMATION
Interest paid                                            1,404      1,515
Taxes paid                                               5,915      3,746

STAR OIL & GAS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
--------------------------------------------------------------------------------

1     SUMMARY OF ACCOUNTING POLICIES

      These interim financial statements have been prepared based on the consistent application of the accounting policies as set out in the most recent annual financial statements. The note disclosure requirements for annual financial statements provide additional disclosure that is required for interim financial statements. Accordingly, these interim financial statements should be read in conjunction with the financial statements included in the company's 2002 audited financial statements.


2     SUBSEQUENT EVENTS

      CHANGE OF CONTROL

      On March 31, 2003, the company's shareholders entered into an acquisition agreement with ARC Energy Trust ("ARC") whereby ARC offered to purchase all of the issued and outstanding shares of Star Oil & Gas Ltd. for a total purchase price of $710 million to be financed by cash and $320 million in convertible debentures. The sale closed on April 16, 2003.

      LONG-TERM DEBT

      Pursuant to the change in control on April 16, 2003, the company's long-term debt balance became a current liability. The company has reclassified the long-term balance to current liabilities as at March 31, 2003.

      HEDGING ACTIVITY

      On April 14, 2003 the company made a payment of $524,300 to terminate the interest rate hedge contract which was in place at March 31, 2003. The interest rate hedge fixed the interest rate on $10 million of Banker's Acceptances at a rate of 6.520% to September 25, 2008.

      On April 14, 2003, the company made a payment of $1,826,700 to terminate crude oil contracts which were in place at March 31, 2003. The terminated oil contracts consisted of a fixed price contract at US$23.55 per barrel on 1,000 barrels-per-day for the period April through December 2003 and a costless collar with a floor of US$23.00 and cap of US$25.80 per barrel on 1,000 barrels-per-day for the period April through December 2003.

      On April 14, 2003, the company made a payment of $13,305,902 to terminate the following physical delivery natural gas fixed price contracts that were in place at March 31, 2003:

      o 5,000 GJ-per-day AECO contract with a $4.00 per GJ floor and $5.91 per GJ cap through to October 2003
      o      2,000 GJ-per-day AECO contract at $2.525 per GJ through to October
             2003
      o      1,000 GJ per day AECO contract at $2.48 per GJ through to October
             2003
      o      5,000 GJ per day AECO contract at $2.955 per GJ through to October
             2004

      SHAREHOLDER LOANS

      On April 16, 2003, the full principal and interest owing on the shareholder loans was repaid.

                                  APPENDIX "B"

               PRO FORMA FINANCIAL STATEMENTS OF ARC ENERGY TRUST

Deloitte & Touche LLP
3000, 700 Second Street SW
Calgary  AB  Canada  T2P 0S7

Telephone: +1-403-267-1700
Facsimile: +1-403-264-2871                                    [GRAPHIC OMITTED]
                                                              [LOGO - DELOITTE
                                                                      & TOUCHE]




COMPILATION REPORT

To the Directors of ARC Resources Ltd.:

We have reviewed, as to compilation only, the accompanying pro forma combined balance sheets of ARC ENERGY TRUST as at March 31, 2003 and December 31, 2002 and the pro forma combined statements of income for the three month period ended March 31, 2003 and the year ended December 31, 2002 which have been prepared for inclusion in the Annual Information Form dated May 16, 2003. In our opinion, the pro forma combined balance sheets as at March 31, 2003 and December 31, 2002 and the pro forma combined statements of income for the three month period ended March 31, 2003 and the year ended December 31, 2002, have been properly compiled to give effect to the proposed transaction and the assumptions described in the notes thereto.



Calgary, Alberta                              (signed) "DELOITTE & TOUCHE LLP"
May 16, 2003                                              Chartered Accountants

ARC ENERGY TRUST
PRO FORMA COMBINED BALANCE SHEET
AS AT MARCH 31, 2003
(UNAUDITED)
($ THOUSANDS)

                                                                              PRO FORMA
                                                       ARC           STAR    ADJUSTMENTS              PRO FORMA
---------------------------------------------------------------------------------------------------------------
                                                        $             $               $                    $
ASSETS
Current assets
   Cash                                                3,301            --            --                  3,301
   Accounts receivable                                66,168        33,880            --                100,048
   Prepaid expenses                                    6,084           393          (393)       2.1       6,084
---------------------------------------------------------------------------------------------------------------
                                                      75,553        34,273          (393)       2.1     109,433
Deposit for Star acquisition                          40,000            --       (40,000)       2.1          --
Reclamation fund                                      14,053            --            --                 14,053
Other assets                                              --           323          (323)       2.1          --
Property, plant and equipment (net)                1,382,908       479,346       236,497        2.1   2,098,751
Goodwill                                                  --            --       173,613        2.1     173,613
---------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                       1,512,514       513,942       369,394              2,395,850
===============================================================================================================

LIABILITIES
Current liabilities
   Accounts payable and accrued
     liabilities                                      61,787        25,031            --                 86,818
   Bank indebtedness                                      --           803          (803)       2.1          --
   Cash distributions payable                         20,442            --            --                 20,442
   Bank debt                                              --       112,172      (112,172)       2.1          --
   Shareholder loans                                      --        45,701       (45,701)       2.1          --
   Income taxes payable                                   --        13,384            --                 13,384
---------------------------------------------------------------------------------------------------------------
                                                      82,229       197,091      (158,676)               120,644
Long-term debt                                       219,907            --       270,506        2.1     490,413
Site restoration and abandonment                      38,622         5,019            --        2.3      43,641
Commodity and foreign currency
   contracts                                           7,799         1,137        (1,137)       2.1       7,799
Retention bonuses                                      4,000            --            --                  4,000
Future income taxes                                  147,466       107,010       137,098        2.1     391,574
---------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                    500,023       310,257       247,791              1,058,071
===============================================================================================================

UNITHOLDERS' EQUITY
     Unitholders' capital                          1,312,206            --            --              1,312,206
     Exchangeable shares and share
       capital                                        33,496        33,371       (33,371)       2.1      33,496
     Convertible debenture                                --            --       320,000        2.1     320,000
     Accumulated earnings                            415,076       170,314      (165,026)       2.1     420,364
     Accumulated cash distributions                 (748,287)           --            --               (748,287)
---------------------------------------------------------------------------------------------------------------
TOTAL UNITHOLDERS' EQUITY                          1,012,491       203,685       121,603              1,337,779
===============================================================================================================
TOTAL LIABILITY AND UNITHOLDERS'
   EQUITY                                          1,512,514       513,942       369,394              2,395,850
===============================================================================================================

ARC ENERGY TRUST
PRO FORMA COMBINED STATEMENT OF INCOME
AS AT MARCH 31, 2003
(UNAUDITED)
($ THOUSANDS)

                                                                              PRO FORMA
                                                       ARC           STAR    ADJUSTMENTS              PRO FORMA
----------------------------------------------------------------------------------------------------------------
                                                        $             $               $                   $
REVENUE
   Oil, natural gas, natural gas liquids
     and sulphur sales                               176,629        87,068        (4,676)  2.2, 2.9     259,021
   Royalties                                        (36,439)      (20,470)         1,078   2.2, 2.4     (55,831)
----------------------------------------------------------------------------------------------------------------
                                                     140,190        66,598        (3,598)               203,190
----------------------------------------------------------------------------------------------------------------
EXPENSES
   Operating                                          28,959        10,429          (771)    2.2         38,617
   General and administrative                          4,009         1,250            --                  5,259
   Interest on long-term debt                          3,825         2,074         1,910     2.6          7,809
   Capital taxes                                         100            --            84     2.7            184
   (Gain)/loss on foreign exchange                   (7,495)       (5,489)         5,489    2.10         (7,495)
   Depletion, deprecation and
     amortization                                     42,734        15,442         7,450     2.8         65,626
----------------------------------------------------------------------------------------------------------------
                                                      72,132        23,706        14,162                110,000
----------------------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                            68,058        42,892       (17,760)                93,190
   Current income taxes                                   --      (15,800)        15,800    2.11             --
   Future income taxes                               (3,070)         (618)         3,109    2.12           (579)
----------------------------------------------------------------------------------------------------------------
NET INCOME                                            64,988        26,474         1,149                 92,611
================================================================================================================

NET INCOME PER UNIT (NOTE 3)
   Basic                                                0.49                                               0.70
================================================================================================================
   Diluted                                              0.40                                               0.58
================================================================================================================

ARC ENERGY TRUST
PRO FORMA COMBINED BALANCE SHEET
AS AT DECEMBER 31, 2002
(UNAUDITED)
($ THOUSANDS)

                                                                              PRO FORMA
                                                       ARC           STAR    ADJUSTMENTS              PRO FORMA
----------------------------------------------------------------------------------------------------------------
                                                        $             $               $                   $
ASSETS
Current assets
   Cash                                                  835            --            --                   835
   Accounts receivable                                49,631        29,434            --                79,065
   Prepaid expenses                                    6,965         1,191        (1,191)     2.1         6,965
----------------------------------------------------------------------------------------------------------------
                                                      57,431        30,625        (1,191)                86,865
Reclamation fund                                      12,924            --                               12,924
Other assets                                              --           323          (323)     2.1            --
Property, plant and equipment, net                 1,397,563       474,319       236,497      2.1     2,108,379
Goodwill                                                  --            --       173,613      2.1       173,613
----------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                       1,467,918       505,267       408,596              2,381,781
================================================================================================================

LIABILITIES
Current liabilities
   Accounts payable and accrued
     liabilities                                      51,454        25,080            --                 76,534
   Bank indebtedness                                      --         2,424        (2,424)     2.1            --
   Cash distributions payable                         16,044            --            --                16,044
   Income taxes payable                                   --         3,010            --                 3,010
----------------------------------------------------------------------------------------------------------------
                                                      67,498        30,514        (2,424)     2.1        95,588
Long-term debt                                       337,728       136,490       174,016      2.1       648,234
Shareholder loans                                         --        48,458       (48,458)     2.1            --
Site reclamation and abandonment                      36,421         4,958            61      2.3        41,440
Commodity and foreign currency
   contracts                                           9,210            --            --                  9,210
Deferred liabilities                                      --         1,244        (1,244)     2.1            --
Retention bonuses                                      4,000            --            --                  4,000
Future income taxes                                  144,395       106,392       137,098      2.1       387,885
----------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                    599,252       328,056       259,049              1,186,357
----------------------------------------------------------------------------------------------------------------

UNITHOLDERS' EQUITY
Unitholders' capital                               1,172,199             -            --              1,172,199
Exchangeable shares and share capital                 35,326        33,371       (33,371)     2.1        35,326
Convertible debenture                                      -             -       320,000      2.1       320,000
Accumulated earnings                                 350,088       143,840      (137,082)     2.1       356,846
Accumulated cash distributions                     (688,947)             -            --               (688,947)
----------------------------------------------------------------------------------------------------------------
TOTAL UNITHOLDERS' EQUITY                            868,666       177,211       149,547              1,195,424
----------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND UNITHOLDERS'
   EQUITY                                          1,467,918       505,267       408,596              2,381,781
================================================================================================================

ARC ENERGY TRUST
PRO FORMA COMBINED STATEMENT OF INCOME
AS AT DECEMBER 31, 2002
(UNAUDITED)
($ THOUSANDS)

                                                                              PRO FORMA
                                                       ARC           STAR    ADJUSTMENTS              PRO FORMA
----------------------------------------------------------------------------------------------------------------
                                                        $             $               $                   $
REVENUE

   Oil, natural gas, natural gas liquids
     and sulphur sales                               444,835       199,982       (20,344)  2.2, 2.9     624,473
   Royalties                                         (85,155)      (44,251)        3,488   2.2, 2.4    (125,918)
----------------------------------------------------------------------------------------------------------------
                                                     359,680       155,731       (16,856)               498,555
----------------------------------------------------------------------------------------------------------------

EXPENSES
   Operating                                          99,876        41,177        (3,627)    2.2        137,426
   General and administrative                         15,365         4,889            --                 20,254
   Management fee                                      5,161            --         2,027     2.5          7,188
   Interest on long-term debt                         12,606         8,738         3,993     2.6         25,337
   Capital taxes                                       1,370            --           338     2.7          1,708
   (Gain)/loss on foreign exchange                      (607)         (653)          653    2.10           (607)
   Depletion, depreciation and
     amortization                                    161,759        54,865        24,610     2.8        241,234
   Internalization of management
     contract                                         25,892            --            --                 25,892
----------------------------------------------------------------------------------------------------------------
                                                     321,422       109,016        27,994                458,432
----------------------------------------------------------------------------------------------------------------
Income before income taxes                            38,258        46,715       (44,850)                40,123
Current income taxes                                      --       (16,632)       16,632    2.11             --
Future income taxes                                   29,635        (5,231)       10,272    2.12         34,676
----------------------------------------------------------------------------------------------------------------
NET INCOME                                            67,893        24,852       (17,946)                74,799
----------------------------------------------------------------------------------------------------------------

NET INCOME PER UNIT (NOTE 3)
     Basic                                              0.57                                               0.63
================================================================================================================
     Diluted                                            0.56                                               0.51
================================================================================================================

ARC ENERGY TRUST
NOTES TO PRO FORMA COMBINED FINANCIAL STATEMENTS
(UNAUDITED)
(ALL AMOUNTS IN $ THOUSANDS)
--------------------------------------------------------------------------------

1.       BASIS OF PRESENTATION

On April 16, 2003 ARC Energy Trust ("ARC") completed the acquisition of Star Oil & Gas Ltd. ("Star") for total consideration of $710 million, subject to final adjustments. In conjunction with this acquisition, ARC entered into agreements to sell certain of Star's producing properties and undeveloped acreage to third parties for net proceeds of $78 million. The net purchase price of approximately $631 was funded through a combination of bank debt using ARC's existing facilities and the issuance to the vendor of $320 million in special convertible debentures.

The special convertible debentures are convertible at any time into the underlying debentures by the holders, and will be automatically converted into the underlying debentures on the Trust securing a receipt for a final prospectus for the distribution of the underlying debentures and on certain other events and in any event by June 30, 2005. The special convertible debentures are identical to the underlying debentures in respect of subordination to senior debt, redemption for cash, interest rates and rights of payment on maturity for Trust Units.

The underlying debentures have the following terms:

         o     Subordinate to senior debt.

         o A coupon rate of 8 per cent per annum payable quarterly commencing on June 30, 2003. The coupon will increase to 10 per cent per annum commencing June 30, 2005.

         o     Maturity on June 30, 2008 can be satisfied by issuing Trust
               Units.

         o The Trust has the right to redeem in full with cash at any time or redeem $40 million per quarter subsequent to June 30, 2003 using a combination of cash (minimum of 50 per cent) and Trust Units.

         o Holders of the debentures have a conversion privilege at $11.84 per Trust Unit through June 30, 2005 and $11.38 per Trust Unit after that date.

The accompanying unaudited pro forma combined financial statements as at and for the three months ended March 31, 2003 have been prepared from information derived from the following:

      a) unaudited interim consolidated financial statements as at and for the three months ended March 31, 2003 for ARC; and

      b) unaudited interim consolidated financial statements as at and for the three months ended March 31, 2003 for Star.

ARC ENERGY TRUST
NOTES TO PRO FORMA COMBINED FINANCIAL STATEMENTS
(UNAUDITED)
(All amounts in $ thousands)
PAGE 2
--------------------------------------------------------------------------------

The accompanying unaudited pro forma combined financial statements as at and for the year ended December 31, 2002 have been prepared from information derived from the following:

      a) audited consolidated financial statements as at and for the year ended December 31, 2002 for ARC; and

      b) audited consolidated financial statements as at and for the year ended December 31, 2002 for Star.

In the opinion of the management of ARC, the accompanying pro forma combined financial statements ("pro forma statements") include all material adjustments necessary for fair presentation in accordance with Canadian generally accepted accounting principles. The pro forma combined balance sheets as at March 31, 2003 and December 31, 2002 give effect to the transactions described in note 2 as if they had occurred on March 31, 2003 and December 31, 2002, respectively, while the pro forma combined statements of income give effect to the transactions as if they had occurred on January 1, 2002.

The pro forma statements should be read in conjunction with the audited consolidated financial statements of ARC and Star.

Accounting policies used in the preparation of the pro forma statements are in accordance with those used in the preparation of the audited consolidated financial statements of ARC for the year ended December 31, 2002.

THE PRO FORMA STATEMENTS ARE NOT NECESSARILY INDICATIVE EITHER OF THE RESULTS OF OPERATIONS THAT WOULD HAVE OCCURRED IF THE EVENTS REFLECTED HEREIN HAD BEEN IN EFFECT ON THE DATES INDICATED OR OF THE RESULTS OF OPERATIONS EXPECTED IN FUTURE YEARS. IN PREPARING THESE PRO FORMA STATEMENTS, NO ADJUSTMENTS HAVE BEEN MADE TO REFLECT THE OPERATING SYNERGIES AND THE RESULTING COST SAVINGS EXPECTED TO RESULT FROM COMBINING THE OPERATIONS OF ARC AND STAR.

ARC ENERGY TRUST
NOTES TO PRO FORMA COMBINED FINANCIAL STATEMENTS
(Unaudited) (All amounts in $ thousands)
PAGE 3
--------------------------------------------------------------------------------

2.       Pro Forma Assumptions and Adjustments

The pro forma statements give effect to the following assumptions and adjustments:

2.1 The transaction will be accounted for using the purchase method. The following table shows the assumptions made with respect to the allocation of the aggregate purchase price based on estimated fair values of Star's net assets and the necessary adjustments to their historical carrying value.

                                                            ALLOCATION        PRO FORMA
                                                                              ADJUSTMENT
                                                                         DR/(CR)
                                                            ----------------------------------
                                                                  $                 $
         NET ASSETS ACQUIRED:

                    Current Assets                                   44,249
                    Current Liabilities                             (54,072)
                    Property, Plant and Equipment                   715,843          236,497
                    Site Restoration Liability                       (5,019)
                    Future Income Tax                              (244,108)        (137,098)
                    Goodwill                                        173,613          173,613
                                                                    -------
                                                                    630,506
                                                                    =======
         FINANCED BY:

                    Cash (including $40 million deposit)            127,844
                    Long-term Debt Assumed                          182,662
                    Special Convertible Debentures Issued           320,000
                                                                    -------
                                                                    630,506
                                                                    =======

The above allocation includes:

     o   Estimated transaction costs of $6,100.

     o   Repayment of shareholder loans.

     o   Write-off of deferred liabilities, prepaid expenses and other assets.

2.2 Adjustments have been made to reflect the reduction of revenues, royalties and operating expenses associated with the properties sold to third parties in conjunction with the Star acquisition.

2.3 The estimated actual liability for site reclamation and abandonment is assumed to equal the future site reclamation and abandonment balances carried on Star's balance sheet.

ARC ENERGY TRUST
NOTES TO PRO FORMA COMBINED FINANCIAL STATEMENTS
(Unaudited) (All amounts in $ thousands)
PAGE 4
--------------------------------------------------------------------------------

2.4 The impact of the association rules on ARC and Star for Alberta Royalty Tax Credit ("ARTC") purposes reduces ARTC by $123 and $512 for the three months ended March 31, 2003 and the year ended December 31, 2002, respectively.

2.5 Management fees have been calculated at a rate of 3% of net production revenue for the period January 1, 2002 to August 29, 2002, when ARC eliminated the external contract.

2.6 Interest expense has been increased to reflect the additional debt drawn on existing facilities required to finance the Star acquisition. The debenture interest is not included in the Statement of Income as the debentures are considered to be equity under Canadian generally accepted accounting principles.

2.7 Capital taxes have been adjusted to reflect the increase in the taxable capital of ARC's corporate subsidiaries.

2.8 Depletion, depreciation and amortization has been adjusted to reflect the pro forma value of the oil and gas assets, the reserves acquired and the production for the respective periods.

2.9 Star's hedging losses of $2,454 and $5,578 for the three months ended March 31, 2003 and the year ended December 31, 2002, respectively, have been eliminated. All of Star's hedges were terminated on April 14, 2003 for $15,657.

2.10 Star's foreign exchange gain of $5,489 and foreign exchange loss of $53 for the three months ended March 31, 2003 and the year ended December 31, 2002, respectively, have been eliminated. All U.S. dollar debt was retired on the closing date.

2.11 Current taxes of $15,800 and $16,632 for the three months ended March 31, 2003 and the year ended December 31, 2002, respectively, have been eliminated. In ARC's structure, payments are made between ARC's corporate subsidiaries and ARC, transferring both income and tax liability from the corporate subsidiaries to the unitholders.

2.12 The future income tax recovery (provision) reflects changes based upon the above adjustments.

ARC ENERGY TRUST
NOTES TO PRO FORMA COMBINED FINANCIAL STATEMENTS
(Unaudited) (All amounts in $ thousands)
PAGE 5
--------------------------------------------------------------------------------

3.       Per Unit Information

Pro forma per unit information has been calculated using the weighted average number of units outstanding as follows:

                                           March 31, 2003     December 31, 2002
                                          --------------------------------------

         Basic                              131,378,771          119,613,489
         Diluted                            158,789,794          147,201,288

                       DISCLOSURE CONTROLS AND PROCEDURES

As of February 25, 2003, the Trust's Chief Executive Officer and Chief Financial Officer conducted an evaluation of the effectiveness of the Trust's disclosure controls and procedures. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that as of such date the design and operation of the Trust's disclosure controls and procedures were effective. Additionally, there has been no significant changes in the Trust's internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

                  UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.       UNDERTAKING

Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B.       CONSENT TO SERVICE OF PROCESS

The Registrant has previously filed with the Commission a Form F-X in connection with the Trust Units.

                                   SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant:                    ARC ENERGY TRUST
                               -------------------------------------------------

By:  (Signature and Title)     "ALLAN R. TWA, SECRETARY"
                               -------------------------------------------------
                               by ARC Resources Ltd., Allan R. Twa, Secretary
                               -------------------------------------------------
Date:                          May 16, 2003
                               -------------------------------------------------


                                 CERTIFICATIONS

I, John P. Dielwart, certify that:

1.       I have reviewed this annual report on Form 40-F of ARC Energy Trust;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (and persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: May 16, 2003

ARC ENERGY TRUST
by ARC Resources Ltd.



  /s/ JOHN P. DIELWART
--------------------------------
John P. Dielwart - President and
Chief Executive Officer



I, Steven W. Sinclair , certify that:

1.       I have reviewed this annual report on Form 40-F of ARC Energy Trust;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (and persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: May 16, 2003

ARC Energy Trust
by ARC Resources Ltd.



  /s/ STEVEN W. SINCLAIR
--------------------------------------------
Steven W. Sinclair - Vice-President, Finance
and Chief Financial Officer

                                INDEX TO EXHIBITS

         EXHIBIT NUMBER                         TITLE
         --------------                         -----

              23.1 Consent of Deloitte & Touche LLP to the inclusion of the Auditor's Report dated January 27, 2003 on the financial statements of ARC Energy Trust.

              23.2 Consent of PricewaterhouseCoopers LLP to the inclusion of the Auditor's Report dated January 31, 2003 except for note 15 which is as at April 16, 2003 on the financial statements of Star Oil & Gas Ltd.

              23.3 Consent of Gilbert Laustsen Jung Associates Ltd. to the inclusion of the Reports dated January 24, 2003, April 30, 2003 and May 12, 2003 evaluating the reserves of ARC Resources Ltd. and ARC (Sask.) Energy Trust

              99.1 CEO Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

              99.2 CFO Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002