Form 40-F
period 2003-12-31
ARC ENERGY TRUST
filed 2004-04-22
CIK 1029509

---------------------------------
                                                          OMB APPROVAL
                                               ---------------------------------
                                               OMB NUMBER:             3235-0381
                                               Expires:           April 30, 2006
                                               Estimated average burden hours
                                               per response..................427
                                               ---------------------------------


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 40-F

                                  [Check one]

           |_|   REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF
                 THE SECURITIES EXCHANGE ACT OF 1934
                                          OR
           |X| ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended  DECEMBER 31, 2003    Commission File Number  0-30514
                           -----------------                           ---------

                                ARC ENERGY TRUST
             (Exact name of Registrant as specified in its charter)

                                       N/A
         (Translation of Registrant's name into English (if applicable))

                                     ALBERTA
        (Province or other jurisdiction of incorporation or organization)

                                      1311
    (Primary Standard Industrial Classification Code Number (if applicable))

                                 NOT APPLICABLE
             (I.R.S. Employer Identification Number (if applicable))

   2100, 440 2ND AVENUE S.W., CALGARY, ALBERTA, CANADA T2P 5E9 (403) 503-8600 (Address and telephone number of Registrant's principal executive offices)

         CORPORATION SERVICE COMPANY, 2711 CENTERVILLE ROAD, SUITE 400,
                   WILMINGTON, DELAWARE 19805 (302) 636-5401
            (Name, address (including zip code) and telephone number
        (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

                                                  Name of each exchange
           Title of each class                     on which registered
           -------------------                     -------------------
                 N/A                                       N/A


Securities registered or to be registered pursuant to Section 12(g) of the Act.

                                   TRUST UNITS
                                (Title of Class)


Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

                                       N/A
                                (Title of Class)


                   PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
SEC 2285 (08-03)   CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE
                   FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

For annual reports, indicate by check mark the information filed with this Form:

     |X| Annual information form         |X| Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

                             179,779,521 Trust Units

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the file number assigned to the Registrant in connection with such Rule.

                                |_| Yes 82-_________  No |X|

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

                                |X| Yes           |_| No

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Report on Form 40-F:

A.       ANNUAL INFORMATION FORM

For our Annual Information Form for the fiscal year ended December 31, 2003, see
Exhibit 1 of this Annual Report on Form 40-F.

B.       AUDITED ANNUAL FINANCIAL STATEMENTS

For our Consolidated Financial Statements for the fiscal year ended December 31, 2003, including the report of independent chartered accountants with respect thereto, see Exhibit 2 of this Annual Report on Form 40-F. For a reconciliation of important differences between Canadian and United States generally accepted accounting principles, see Note 18 of the Notes to the Consolidated Financial Statements.

C.       MANAGEMENT'S DISCUSSION AND ANALYSIS AND RESULTS OF OPERATIONS

For Management's Discussion and Analysis and Results of Operations for the fiscal year ended December 31, 2003, see Exhibit 3 of this Annual Report on Form 40-F.

CONTROLS AND PROCEDURES

A.       DISCLOSURE CONTROLS AND PROCEDURES

The Registrant's Chief Executive Officer and Chief Financial Officer conducted an evaluation of the effectiveness of the Registrant's disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 40-F (the "evaluation date"). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of the evaluation date, the design and operation of the Registrant's disclosure controls and procedures were effective in ensuring that material information relating to the Registrant and its consolidated subsidiaries would be made known to them by others within those entities, particularly during the period in which this report was being prepared.

B.       CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no significant changes to the Registrant's internal control over financial reporting or in other factors that could significantly affect internal control over financial reporting subsequent to the evaluation date.


AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors of ARC Resources Ltd. has determined that Mr. Fred Dyment is an audit committee financial expert (as defined in paragraph 8(b) of General Instruction B to Form 40-F).

CODE OF ETHICS

The Registrant has adopted a code of ethics (as that term is defined in Form 40-F) that applies to its principal executive officer, principal financial officer and controller. The code of ethics has been posted on the Registrant's website at WWW.ARCRESOURCES.COM. Since the adoption of the code of ethics, there have not been any amendments to the code of ethics or waivers, including implicit waivers, from any provision of the code of ethics. The Registrant will post on its website any amendment to, or waiver of, a provision of its code of ethics which requires disclosure within five business days following the date of any such amendment or waiver.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

AUDIT FEES

The following sets forth the aggregate fees billed for each of the two past fiscal years for professional fees to the principal accountants of the Registrant for the audit of the annual financial statements or for services normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

         Fiscal year ended December 31, 2002    $353,200

         Fiscal year ended December 31, 2003    $433,700

AUDIT-RELATED FEES

The following sets forth additional aggregate fees to those reported under "Audit Fees" in each of the last two fiscal years for assurance and related services by the principal accountant that are reasonably related to the performance of the audit or review of the financial statements:

         Fiscal year ended December 31, 2002    $14,900

         Fiscal year ended December 31, 2003    $25,100

The services comprised French translation services and services related to the internalization of management transactions.

TAX FEES

The following sets forth the aggregate fees billed in each of the last two fiscal years for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning:

         Fiscal year ended December 31, 2002    $72,000

         Fiscal year ended December 31, 2003    $74,000

(1) Tax fees for 2002 include $41,300 for services performed prior to appointment of Deloitte & Touche LLP as principal accountant.

ALL OTHER FEES

The following sets forth the aggregate fees billed in each of the last two fiscal years for products and services provided by the principal accountant not described above:

         Fiscal year ended December 31, 2002    $42,200

         Fiscal year ended December 31, 2003    $NIL

The services comprised organization consulting services.

AUDIT COMMITTEE APPROVAL

The Registrant's audit committee pre-approves every engagement by the Registrant of Deloitte & Touche LLP to render audit or non-audit services. All of the services described above were approved by the audit committee.

OFF-BALANCE SHEET ARRANGEMENTS

See page 10 of the Registrant's Management's Discussion and Analysis and Results of Operations for the fiscal year ended December 31, 2003, which is filed as
Exhibit 3 to this Annual Report on Form 40-F.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

See page 9 of the Registrant's Management's Discussion and Analysis and Results of Operations for the fiscal year ended December 31, 2003, which is filed as
Exhibit 3 to this Annual Report on Form 40-F.

SIGNIFICANT ACCOUNTING ESTIMATES AND POLICIES

See page 13 of the Registrant's Management's Discussion and Analysis and Results of Operations for the fiscal year ended December 31, 2003, which is filed as
Exhibit 3 to this Annual Report on Form 40-F.

                  UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.       UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B.       CONSENT TO SERVICE OF PROCESS

A Form F-X signed by the Registrant and its agent for service of process was previously filed with the Commission in connection with the Trust Units.

Any change to the name and address of the agent for service for service of process of the Registrant shall be communicated promptly to the Securities and Exchange Commission by an amendment to the Form F-X referencing the file number of the relevant registration statement.

                                   SIGNATURES

         Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

                                       ARC ENERGY TRUST
                                       (the Registrant)


                                       By /s/ John P. Dielwart
                                          --------------------------------------
                                          John P. Dielwart
                                          President and Chief Executive Officer

                                       Date: April 20, 2004

                             INDEX TO EXHIBITS


EXHIBIT NUMBER                              DESCRIPTION
--------------                              -----------

      1                Annual Information Form for the fiscal year ended
                       December 31, 2003.

      2 Consolidated Financial Statements for the fiscal year ended December 31, 2003 (note 18 to the Consolidated Financial Statements relates to the United States Generally Accepted Accounting Principles (U.S. GAAP)).

      3 Management's Discussion and Analysis and Results of Operations for the fiscal year ended December 31, 2003.

      4 Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934.

      5 Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934.

      6 Certifications of Chief Executive Officer pursuant to Rule 13(a)-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C.
                       1350).

      7 Certifications of Chief Financial Officer pursuant to Rule 13(a)-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C.
                       1350).

      8 Consent of Deloitte & Touche LLP to the inclusion of the Auditor's Report dated February 4, 2004 on the financial statements of the Registrant.

      9 Consent of PricewaterhouseCoopers LLP to the inclusion of the Auditor's Report dated January 31, 2003 except for note 15 which is as at April 16, 2003 on the financial statements of Star Oil & Gas Ltd.

      10 Consent of Gilbert Laustsen Jung Associates Ltd. to the inclusion of the Report dated February 5, 2004 evaluating the reserves of ARC Resources Ltd. and ARC (Sask.) Energy Trust.