Form 40-F
period 2004-12-31
ARC ENERGY TRUST
filed 2005-03-30
CIK 1029509

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

                  For the fiscal year ended    December 31, 2004

                         Commission File Number 0-30514

                                ARC ENERGY TRUST
--------------------------------------------------------------------------------
             (Exact name of Registrant as specified in its charter)


                                       N/A
--------------------------------------------------------------------------------
         (Translation of Registrant's name into English (if applicable))


                                     ALBERTA
--------------------------------------------------------------------------------
        (Province or other jurisdiction of incorporation or organization)


                                      1311
--------------------------------------------------------------------------------
    (Primary Standard Industrial Classification Code Number (if applicable))


                                 NOT APPLICABLE
--------------------------------------------------------------------------------
             (I.R.S. Employer Identification Number (if applicable))


   2100, 440 2ND AVENUE S.W., CALGARY, ALBERTA, CANADA T2P 5E9 (403) 503-8600
--------------------------------------------------------------------------------
   (Address and telephone number of Registrant's principal executive offices)


         CORPORATION SERVICE COMPANY, 2711 CENTERVILLE ROAD, SUITE 400,
                           WILMINGTON, DELAWARE 19805
                                 (302) 636-5401
--------------------------------------------------------------------------------
            (Name, address (including zip code) and telephone number
        (including area code) of agent for service in the United States)


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

                                   TRUST UNITS
--------------------------------------------------------------------------------
                                (Title of Class)


--------------------------------------------------------------------------------
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

                                       N/A
--------------------------------------------------------------------------------
                                (Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

   |X| Annual information form         |X| Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

                            185, 821,962 Trust Units

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the file number assigned to the Registrant in connection with such Rule.

                         [_]  Yes 82-_________   No [X]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

                               [X]  Yes     [_]  No

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Report on Form 40-F:

A.       ANNUAL INFORMATION FORM

For our Annual Information Form for the fiscal year ended December 31, 2004, see
Exhibit 1 of this Annual Report on Form 40-F.

B.       AUDITED ANNUAL FINANCIAL STATEMENTS

For our Consolidated Financial Statements for the fiscal year ended December 31, 2004, including the report of independent chartered accountants with respect thereto, see Exhibit 2 of this Annual Report on Form 40-F. For a reconciliation of important differences between Canadian and United States generally accepted accounting principles, see Note 18 of the Notes to the Consolidated Financial Statements.

C.       MANAGEMENT'S DISCUSSION AND ANALYSIS AND RESULTS OF OPERATIONS

For Management's Discussion and Analysis and Results of Operations for the fiscal year ended December 31, 2004, see Exhibit 3 of this Annual Report on Form 40-F.

CONTROLS AND PROCEDURES
-----------------------

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


AUDIT COMMITTEE FINANCIAL EXPERT
--------------------------------

The Board of Directors (the "Board") of ARC Resources Ltd. has determined that Mr. Fred Dyment is an audit committee financial expert (as defined in paragraph 8(b) of General Instruction B to Form 40-F). Mr. Dyment is an independent member of the Board.

CODE OF ETHICS
--------------

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES
--------------------------------------

AUDIT FEES

The following sets forth the aggregate fees billed for each of the two past fiscal years for professional fees to the principal accountants of the Registrant for the audit of the annual financial statements or for services normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years. All dollar amounts herein are Canadian dollars.

         Fiscal year ended December 31, 2003            $433,700

         Fiscal year ended December 31, 2004            $235,000

AUDIT-RELATED FEES

The following sets forth additional aggregate fees to those reported under "Audit Fees" in each of the last two fiscal years for assurance and related services by the principal accountant that are reasonably related to the performance of the audit or review of the financial statements:

         Fiscal year ended December 31, 2003            $ 25,100

         Fiscal year ended December 31, 2004            $ 43,400

The services for the fiscal year ended December 31, 2003 related to the management internalization transaction and the services for the fiscal year ended December 31, 2004 related to the French translation of certain publicly filed financial documents.

TAX FEES

The following sets forth the aggregate fees billed in each of the last two fiscal years for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning:

         Fiscal year ended December 31, 2003            $ 74,000

         Fiscal year ended December 31, 2004            $ 72,500

ALL OTHER FEES

The following sets forth the aggregate fees billed in each of the last two fiscal years for products and services provided by the principal accountant not described above:

         Fiscal year ended December 31, 2003            $  NIL

         Fiscal year ended December 31, 2004            $  NIL

AUDIT COMMITTEE APPROVAL

The Registrant's audit committee pre-approves every engagement by the Registrant of Deloitte & Touche LLP to render audit or non-audit services. All of the services described above were approved by the audit committee.

OFF-BALANCE SHEET ARRANGEMENTS
------------------------------

See page 17 of the Registrant's Management's Discussion and Analysis and Results of Operations for the fiscal year ended December 31, 2004, which is filed as
Exhibit 3 to this Annual Report on Form 40-F.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
---------------------------------------------

See pages 16 and 17 of the Registrant's Management's Discussion and Analysis and Results of Operations for the fiscal year ended December 31, 2004, which is filed as Exhibit 3 to this Annual Report on Form 40-F.

SIGNIFICANT ACCOUNTING ESTIMATES AND POLICIES
---------------------------------------------

See pages 18 and 19 of the Registrant's Management's Discussion and Analysis and Results of Operations for the fiscal year ended December 31, 2004, which is filed as Exhibit 3 to this Annual Report on Form 40-F.

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

                                        ARC ENERGY TRUST
                                        (the Registrant)


                                        By /s/ John P. Dielwart
                                           -------------------------------------
                                           John P. Dielwart
                                           President and Chief Executive Officer

                                        Date: March 22, 2005

                                INDEX TO EXHIBITS
                                -----------------


  EXHIBIT NUMBER                          DESCRIPTION
  --------------                          -----------

      99.1              Annual Information Form for the fiscal year ended
                        December 31, 2004.

      99.2 Consolidated Financial Statements for the fiscal year ended December 31, 2004 (note [18] to the Consolidated Financial Statements relates to the United States Generally Accepted Accounting Principles (U.S. GAAP)).

      99.3 Management's Discussion and Analysis and Results of Operations for the fiscal year ended December 31, 2004.

      31.1 Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934.

      31.2 Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934.

      32.1 Certifications of Chief Executive Officer pursuant to Rule 13(a)-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C.
                        1350).

      32.2 Certifications of Chief Financial Officer pursuant to Rule 13(a)-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C.
                        1350).

      23.1 Consent of Deloitte & Touche LLP to the inclusion of the Auditor's Report dated February 23, 2005 on the financial statements of the Registrant.

      23.2 Consent of Gilbert Laustsen Jung Associates Ltd. to the inclusion of the Report dated February 7, 2005 evaluating the reserves of ARC Resources Ltd. and ARC (Sask.) Energy Trust.