Form 40-F
period 2005-12-31
ARC ENERGY TRUST
filed 2006-03-29
CIK 1029509

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 40-F

[Check one]

            [_] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

            [X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

 For the fiscal year ended  December 31, 2005    Commission File Number 0-30514
                           -------------------                          -------

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

                                                 Name of each exchange
           Title of each class                    on which registered

                 N/A                                     N/A
           -------------------                    -------------------

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

                            199,104,759 Trust Units

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

                               [X]  Yes     [_]  No

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Report on Form 40-F:

A.       ANNUAL INFORMATION FORM

For our Annual Information Form for the fiscal year ended December 31, 2005, see Exhibit 99.1 of this Annual Report on Form 40-F.

B.       AUDITED ANNUAL FINANCIAL STATEMENTS

For our Consolidated Financial Statements for the fiscal year ended December 31, 2005, including the report of independent registered chartered accountants with respect thereto, see Exhibit 99.2 of this Annual Report on Form 40-F. For a reconciliation of important differences between Canadian and United States generally accepted accounting principles, see Note 20 of the Notes to the Consolidated Financial Statements.

C.       MANAGEMENT'S DISCUSSION AND ANALYSIS AND RESULTS OF OPERATIONS

For Management's Discussion and Analysis and Results of Operations for the fiscal year ended December 31, 2005, see Exhibit 99.3 of this Annual Report on Form 40-F.

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

B.       CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no changes to the Registrant's internal control over financial reporting or in other factors that have materially affected or are reasonably likely to materially affect internal control over financial reporting subsequent to the evaluation date.


AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors (the "Board") of ARC Resources Ltd. has determined that Mr. Fred Dyment is an audit committee financial expert (as defined in paragraph 8(b) of General Instruction B to Form 40-F). Mr. Dyment is an independent member of the Board as defined under New York Stock Exchange Rule 303A(1).

CODE OF ETHICS

The Registrant has adopted a code of ethics (as that term is defined in Form 40-F) that applies to its principal executive officer, principal financial officer and controller. The code of ethics has been posted on the Registrant's website at www.arcresources.com. Since the adoption of the code of ethics, there have not been any amendments to the code of ethics (except for
administrative   amendments  to  co-ordinate  the  code  of  ethics  with  the
Registrant's whistleblower policy), or waivers, including implicit waivers, from any provision of the code of ethics. The

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

         Fiscal year ended December 31, 2004    $235,000

         Fiscal year ended December 31, 2005    $280,750

AUDIT-RELATED FEES

The following sets forth additional aggregate fees to those reported under "Audit Fees" in each of the last two fiscal years for assurance and related services by the principal accountant that are reasonably related to the performance of the audit or review of the financial statements:

         Fiscal year ended December 31, 2004    $ 46,165

         Fiscal year ended December 31, 2005    $110,900

The services for the fiscal year ended December 31, 2004 and the services for the fiscal year ended December 31, 2005 related to the French translation of certain publicly filed financial documents.

TAX FEES

The following sets forth the aggregate fees billed in each of the last two fiscal years for professional services rendered by the principal accountant for municipal property tax compliance, tax advice and tax planning:

         Fiscal year ended December 31, 2004    $ 72,503

         Fiscal year ended December 31, 2005    $110,532

ALL OTHER FEES

The following sets forth the aggregate fees billed in each of the last two fiscal years for products and services provided by the principal accountant not described above:

         Fiscal year ended December 31, 2004    $NIL

         Fiscal year ended December 31, 2005    $NIL

AUDIT COMMITTEE PRE-APPROVAL

The  Registrant's  audit  committee   pre-approves  every  engagement  by  the
Registrant of Deloitte & Touche LLP to render audit or non-audit services. All of the services described above were approved by the audit committee.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant has no material off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Registrant's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors. For a discussion of the Registrant's other off-balance sheet arrangements, see page 14 of the Registrant's Management's Discussion and Analysis and Results of Operations for the fiscal year ended December 31, 2005, which is filed as
Exhibit 99.3 to this Annual Report on Form 40-F.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

See page 14 of the Registrant's Management's Discussion and Analysis and Results of Operations for the fiscal year ended December 31, 2005, which is filed as Exhibit 99.3 to this Annual Report on Form 40-F.

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

                                  ARC ENERGY TRUST
                                  (the Registrant)


                                  By   /s/ John P. Dielwart
                                       -------------------------------------
                                       John P. Dielwart
                                       President and Chief Executive Officer

                                  Date: March 29, 2006

                                INDEX TO EXHIBITS


EXHIBIT NUMBER                           DESCRIPTION
--------------                           -----------
     99.1         Annual  Information  Form for the fiscal year ended December
                  31, 2005.

     99.2 Consolidated Financial Statements for the fiscal year ended December 31, 2005 (note 20 to the Consolidated Financial Statements relates to the United States Generally Accepted Accounting Principles (U.S. GAAP)).

     99.3         Management's   Discussion   and   Analysis  and  Results  of
                  Operations for the fiscal year ended December 31, 2005.

     99.4 Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934.

     99.5 Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934.

     99.6 Certifications of Chief Executive Officer pursuant to Rule 13(a)-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

     99.7 Certifications of Chief Financial Officer pursuant to Rule 13(a)-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

     99.8         Consent of Independent Registered Chartered Accountants.

     99.9 Consent of GLJ Petroleum Consultants Ltd. to the inclusion of the Report dated February 23, 2006 evaluating the reserves of ARC Resources Ltd. and ARC (Sask.) Energy Trust.