Form 40-F
period 2006-12-31
ARC ENERGY TRUST
filed 2007-03-29
CIK 1029509

===============================================================================

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

For the fiscal year ended  DECEMBER 31, 2006   Commission File Number 333-06184


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

         CORPORATION SERVICE COMPANY, 2711 CENTERVILLE ROAD, SUITE 400,
            WILMINGTON, DELAWARE 19805 (302) 636-5401 (Name, address
--------------------------------------------------------------------------------
            (including zip code) and telephone number (including area code)
                   of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

   Title of each class           Name of each exchange on which registered

           N/A                                      N/A
   -------------------          ------------------------------------------

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


===============================================================================

For annual  reports,  indicate  by check mark the  information  filed with this
Form:

    [X] Annual information form       [X] Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

                 204,288,609 Trust Units as at December 31, 2006

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

                         [X] Yes              No   [_]

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Report on Form 40-F:

A.   ANNUAL INFORMATION FORM

For our Annual Information Form for the fiscal year ended December 31, 2006, see Exhibit 99.1 of this Annual Report on Form 40-F.

B.   AUDITED ANNUAL FINANCIAL STATEMENTS

For our Consolidated Financial Statements for the fiscal year ended December 31, 2006, including the report of independent registered chartered accountants with respect thereto, see Exhibit 99.2 of this Annual Report on Form 40-F. For a reconciliation of important differences between Canadian and United States generally accepted accounting principles, see Note 22 of the Notes to the Consolidated Financial Statements.

C.   MANAGEMENT'S DISCUSSION AND ANALYSIS AND RESULTS OF OPERATIONS

For Management's Discussion and Analysis and Results of Operations for the fiscal year ended December 31, 2006, see Exhibit 99.3 of this Annual Report on Form 40-F.

DISCLOSURE REGARDING CONTROLS AND PROCEDURES.

(a)  CERTIFICATIONS.  See Exhibits  99.4 and 99.5 to this Annual Report on Form
     40-F.

(b) DISCLOSURE CONTROLS AND PROCEDURES. As of the end of the registrant's fiscal year ended December 31, 2006, an evaluation of the effectiveness of the registrant's "disclosure controls and procedures" (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) was carried out by the registrant's management with the participation of the principal executive officer and principal financial officer. Based upon that evaluation, the registrant's principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, the registrant's disclosure controls and procedures are effective to ensure that information required to be disclosed by the registrant in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and (ii) accumulated and communicated to the registrant's management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

     It should be noted that while the registrant's principal executive officer and principal financial officer believe that the registrant's disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the registrant's disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

(c) MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING. The required disclosure is included in the "Management Report" that accompanies the registrant's Consolidated Financial Statements for the fiscal year ended December 31, 2006, filed as part of this Annual Report on Form 40-F.

(d) ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM. The required disclosure is included in the "Auditors' Report" that accompanies the registrant's Consolidated Financial Statements for the fiscal year ended December 31, 2006, filed as part of this Annual Report on Form 40-F.

(e) CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING. During the fiscal year ended December 31, 2006, there were no changes in the registrant's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the registrant's internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

None.

AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors (the "Board") of ARC Resources Ltd. has determined that Mr. Fred Dyment is an audit committee financial expert (as defined in paragraph 8(b) of General Instruction B to Form 40-F). Mr. Dyment is an independent member of the Board as defined under New York Stock Exchange Rule 303A(1).

CODE OF ETHICS

The Registrant has adopted a code of ethics (as that term is defined in Form 40-F) that applies to its Chief Executive Officer, Chief Financial Officer and Senior Vice-President, Capital Markets, its directors and all other employees of the Registrant. The code of ethics has been posted on the Registrant's website at . Since the adoption of the code of ethics, there have not been any amendments to the code of ethics (except for administrative amendments to co-ordinate the code of ethics with the Registrant's whistleblower policy), or waivers, including implicit waivers, from any provision of the code of ethics. The Registrant will post on its website any amendment to, or waiver of, a provision of its code of ethics which requires disclosure within five business days following the date of any such amendment or waiver.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The required disclosure is included under the heading "Audit Committee Disclosures - Principal Accountant Fees and Services" in the Registrant's Annual Information Form for the fiscal year ended December 31, 2006, filed as part of this Annual Report on Form 40-F.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant has no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Registrant's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors. For a discussion of the Registrant's other off-balance sheet arrangements, see page 20 of the Registrant's Management's Discussion and Analysis and Results of Operations for the fiscal year ended December 31, 2006, which is filed as Exhibit 99.3 to this Annual Report on Form 40-F.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

See page 19 of the Registrant's Management's Discussion and Analysis and Results of Operations for the fiscal year ended December 31, 2006, which is filed as Exhibit 99.3 to this Annual Report on Form 40-F.

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

                                     ARC ENERGY TRUST
                                     (the Registrant)



                                     By: /s/ John P. Dielwart
                                         -----------------------------
                                         John P. Dielwart
                                         President and Chief Executive Officer



Date: March 28, 2007

                                INDEX TO EXHIBITS


EXHIBIT NUMBER                      DESCRIPTION
--------------                      -----------

     99.1         Annual Information Form for the fiscal year ended
                  December 31, 2006.

     99.2 Consolidated Financial Statements for the fiscal year ended December 31, 2006 (note 22 to the Consolidated Financial Statements relates to the United States Generally Accepted Accounting Principles (U.S. GAAP)).

     99.3 Management's Discussion and Analysis and Results of Operations for the fiscal year ended December 31, 2006.

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

     99.8 Consent of Deloitte & Touche LLP, Independent Registered Chartered Accountants.

     99.9 Consent of GLJ Petroleum Consultants Ltd. to the inclusion of the Report dated February 2, 2007 evaluating the reserves of ARC Resources Ltd. and ARC (Sask.) Energy Trust.