Form 40-F/A
period 2006-12-31
ARC ENERGY TRUST
filed 2007-12-03
CIK 1029509

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F/A

AMENDMENT NO. 1

[Check one]

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF

THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended	December 31, 2006	Commission File Number	000-30514
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
TRUST UNITS (Title of Class)

(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
N/A (Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

☒	Annual information form	☒	Audited annual financial statements

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

☐ Yes        82-_________      No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes	☐ No

Explanatory Note

This Amendment No. 1 to the Annual Report of ARC Energy Trust (the "Registrant") on Form 40-F for the fiscal year ended December 31, 2006 is filed herewith for the purposes stated under the heading "Interpretive Note to Readers in Relation to Principal Documents" as set forth immediately below.

This Amendment No. 1 consists of a cover page, this explanatory note, the Interpretive Note to Readers in Relation to Principal Documents, the signature page and new certifications by the principal executive and principal financial officers of the Registrant.

Other than as expressly set forth above, this Amendment No. 1 does not update or restate the information in any Item of the Form 40-F or reflect any events that have occurred after the Form 40-F was filed.

Interpretive Note to Readers in Relation to Principal Documents

The following note to readers has been included in this Form 40-F/A to provide a prominent reference to and identify the use of certain financial measures which do not have any standardized meaning prescribed by Canadian generally accepted accounting principles (referred to as "Non-GAAP Measures") and which occur in the Principal Documents were filed as part of the Annual Report on Form 40-F, and more particularly in the Annual Information Form, see Exhibit 99.1 of the Annual Report on Form 40-F, the Audited Annual Financial Statements, see Exhibit 99.2 of the Annual Report on Form 40-F, and Management's Discussion and Analysis and Results of Operations, see Exhibit 99.3 of the Annual Report on Form 40-F. In the case of the Audited Annual Financial Statements, we have set forth below a specific reference to the location of certain Non-GAAP Measures, along with a brief explanation of the use of such Non-GAAP Measures and reference to the closest GAAP measure. In the case of the Management's Discussion and Analysis and Results of Operations and the Annual Information Form, we have included in chart form the specific location of each Non-GAAP Measure, along with the specific Non-GAAP Measures included in the section.

This note is intended to bring the readers' attention to the use of Non-GAAP Measures and in order to provide better clarity. Readers are specifically requested to review the information carefully.

Audited Annual Financial Statements

Note 17 of the Audited Annual Financial Statements (Exhibit 99.2) refers to a reconciliation of cash flow and distributions and may constitute a Non-GAAP Measure because of the inclusion in cash distributions of non-cash amounts. The non-cash amounts occur because of concurrent re-investments of cash distributed to unitholders pursuant to the Distribution Reinvestment Program, under which unitholders have the right to acquire additional Trust Units on a monthly basis with cash distributions. In particular reference is made to "cash distributions", "accumulated cash distributions, beginning of year", "accumulated cash distributions, end of year", "cash distributions per unit", "accumulated cash distributions per unit, beginning of year", and "accumulated cash distributions per unit, end of year", all of which may be considered to be Non-GAAP Measures because of the inclusion of non-cash amounts of $94.6 million for the year ending December 31, 2006 and of $58.3 million for the year ended December 31, 2005. Reference is made to "Consolidated Statement of Cash flows" in the Annual Audited Financial Statements for additional information as to cash distributions.

Management's Discussion and Analysis and Results of Operations ("MD&A") & Annual Information Form ("AIF")

The references in the following chart to HEADINGS refer to the paragraph headings in the MD&A (Exhibit 99.3) and AIF (Exhibit 99.1) and follow the same order of presentation as in the MD&A and AIF and the SPECIFIC REFERENCES identify the nature of the "Non-GAAP Measures" within such paragraphs.

Readers should refer to NON-GAAP MEASURES in the MD&A and SPECIAL NOTES TO READER – DESCRIPTION OF CASH FLOW in the AIF for a reconciliation of Non-GAAP Measures such as "Cash flow", "Cash flow from operations", "Cash flow per unit" and "Cash flow from operations per unit" identified in the chart below under the heading SPECIFIC REFERENCES to "Cash flow from operating activities" as prescribed by GAAP. Readers should also note that these Non-GAAP Measures do not reflect all operating cash activity for the periods described.

Readers should refer to the above section "Audited Annual Financial Statements" for further information on all references to "Cash distributions", "Cash distributions per unit", "Accumulated Cash Distributions", and "Accumulated Cash Distributions per unit" in the MD&A and AIF identified in the chart below under the heading SPECIFIC REFERENCES for an explanation of how these items may constitute Non-GAAP Measures because of the inclusion of non-cash amounts.

Management’s Discussion and Analysis and Results of Operations

HEADING	SPECIFIC REFERENCES

NON-GAAP MEASURES

All of this information comprises an interpretive note designed to assist the reader in reconciling the use of certain Non-GAAP Measures, including particularly "Cash flow", "Cash flow from operations" and "Cash flow from operations per unit", to the GAAP measures and more particular "Cash flow from operating activities" which is a GAAP term found on the Consolidated Statement of Cash flows in the Annual Audited Financial Statements.

FOURTH QUARTER FINANCIAL AND OPERATIONAL RESULTS	Reference is made to "Cash flow"
Reference is made to "Cash flow from operations" and a reference to "Capital funded with Cash flow (per cent)" in this table
Reference is made to "Cash distributions"

2006 ANNUAL FINANCIAL AND OPERATIONAL RESULTS	Reference is made to "Cash flow from operations" and "Cash from operations per unit"
Reference is made to "Payout ratio per unit" and note thereto reading "Based on cash distributions divided by Cash flow from operations"

CASH FLOW FROM OPERATIONS	Reference is made to "Cash flow", and "Cash flow from operations" in the text and "Cash flow from Operations" in the table

RISK MANAGEMENT AND HEDGING ACTIVITIES	Reference is made to "Cash flow"
Reference is made to "cash distributions"

WHOLE TRUST UNIT INCENTIVE PLAN ("WHOLE UNIT PLAN")	Reference is made to "Cash flow from operations" in Note (3) of the table titled "Value of Whole Unit Plan as at December 31, 2006"

FOREIGN EXCHANGE GAINS AND LOSSES	Reference is made to "Cash flow" in the opening paragraph.

CAPITAL EXPENDITURES AND NET ACQUISITIONS

Reference is made to "Cash flow from operations" in the paragraph following the sub-heading "Capital Expenditures" and to "Cash flow" in the table titled "Sourcing of Funding of Capital Expenditures and Net Acquisitions"

CAPITALIZATION, FINANCIAL AND RESOURCES AND LIQUIDITY	Reference is made to "Net debt to Cash flow" and the table titled "Capital Structure and Liquidity" and other references to "Cash flow from operations" and "Cash flow"

CASH DISTRIBUTIONS	Reference is made to "cash distributions" and "cash distributions per unit"
Reference is made to "Cash flow" and "Cash flow from operations"

DEFICIT	Reference is made to "cash distributions" and "accumulated cash distributions"
Reference is made to "Cash flow"

CONTRACTUAL OBLIGATIONS AND COMMITMENTS	References to "Cash flow" and "Cash flow from operations"

OBJECTIVES AND 2007 OUTLOOK	Reference is made to "cash distributions" and "cash distributions per unit"
Reference is made to "Cash flow" and "Cash flow from operations"

2007 CASH FLOW SENSITIVITY	Reference is made to "Cash flow"

ASSESSMENT OF BUSINESS RISKS	Reference is made to "Cash flow"

ANNUAL HISTORICAL REVIEW	Reference is made to "Cash flow"
Reference is made to "cash distributions"

QUARTERLY HISTORICAL REVIEW	Reference is made to "Cash flow"
Reference is made to "cash distributions"

Annual Information Form

HEADING	SPECIFIC REFERENCE

SPECIAL NOTES TO READER - DESCRIPTION OF CASH FLOW

All of this information comprises an interpretive note designed to assist the reader in reconciling the use of certain Non-GAAP Measures, including particularly "Cash flow", "Cash flow from operations" and "Cash flow from operations per unit", to the GAAP measures and more particular "Cash flow from operating activities" which is a GAAP term found on the Consolidated Statement of Cash flows in the Annual Audited Financial Statements.

OUR BUSINESS - OVERVIEW	Reference is made to "Cash flow"
Reference is made to "cash distributions"

OUR BUSINESS - PROPOSED FEDERAL TAX CHANGES	Reference is made to "cash distributions"

OUR BUSINESS - OUR ORGANIZATIONAL STRUCTURE	Reference is made to "Cash flows"

OUR BUSINESS - CASH DISTRIBUTIONS AND DISTRIBUTION POLICY	Reference is made to "cash distributions"
Reference is made to "Cash flow"

STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION – DEFINITIONS AND NOTES TO RESERVE DATA TABLES, NOTE 7 - FUTURE DEVELOPMENT COSTS	Reference is made to "Cash flow"

STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION - ADDITIONAL INFORMATION CONCERNING ABANDONMENT AND RECLAMATION COSTS	Reference is made to "Cash flow"

SHARE CAPITAL OF ARC RESOURCES - EXCHANGEABLE SHARES	Reference is made to "cash distributions"

OUR INFORMATION - TRUSTEE	Reference is made to "cash distributions"

OUR INFORMATION - DISTRIBUTION REINVESTMENT AND OPTIONAL TRUST UNIT PURCHASE PLAN)	Reference is made to "cash distributions"

DISTRIBUTIONS TO UNITHOLDERS	Reference is made to "cash distributions"

RISK FACTORS - PROPOSED FEDERAL TAX CHANGES	Reference is made to "cash distributions"

RISK FACTORS - RESERVE ESTIMATES	Reference is made to "Cash flows"

RISK FACTORS - PURCHASE OF PROPERTIES	Reference is made to "Cash flow"

RISK FACTORS -MAINTENANCE OF DISTRIBUTIONS	Reference is made to "Cash flow"

RISK FACTORS - ADDITIONAL FINANCING	Reference is made to "Cash flow"

RISK FACTORS - DELAY IN CASH DISTRIBUTIONS	Reference is made to "cash distributions" in heading

RISK FACTORS - DEPLETION OF RESERVES	Reference is made to "Cash flow"

RISK FACTORS - RETURN OF CAPITAL	Reference is made to "cash distributions"

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.	Undertaking

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

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Amendment No. 1 to its Annual Report on Form 40-F/A to be signed on its behalf by the undersigned, thereto duly authorized.

ARC ENERGY TRUST (the Registrant)
By:	signed "John P. Dielwart"
John P. Dielwart President and Chief Executive Officer

   Date: December 3, 2007

Index to Exhibits

Exhibit Number	Description
99.1*	Annual Information Form for the fiscal year ended December 31, 2006.
99.2*

Consolidated Financial Statements for the fiscal year ended December 31, 2006 (note 22 to the Consolidated Financial Statements relates to the United States Generally Accepted Accounting Principles (U.S. GAAP)).

99.3*	Management's Discussion and Analysis and Results of Operations for the fiscal year ended December 31, 2006.
99.4	Certifications of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934.
99.5	Certifications of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934.
99.6	Certifications of Chief Executive Officer pursuant to Rule 13(a)-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).
99.7	Certifications of Chief Financial Officer pursuant to Rule 13(a)-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).
99.8*	Consent of Deloitte & Touche LLP, Independent Registered Chartered Accountants.
99.9*	Consent of GLJ Petroleum Consultants Ltd. to the inclusion of the Report dated February 2, 2007 evaluating the reserves of ARC Resources Ltd. and ARC (Sask.) Energy Trust.
*	Previously filed under cover of Form 40-F for the fiscal year ended December 31, 2006 as filed on EDGAR on March 29, 2007.