Form 40-F
period 2007-12-31
ARC ENERGY TRUST
filed 2008-03-25
CIK 1029509

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 40-F

[Check one]

☐                                 REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒                              ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007	Commission File Number 333-06184

ARC ENERGY TRUST

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English (if applicable))

ALBERTA

(Province or other jurisdiction of incorporation or organization)

1311

(Primary Standard Industrial Classification Code Number (if applicable))

NOT APPLICABLE

(I.R.S. Employer Identification Number (if applicable))

2100, 440 2nd Avenue S.W., Calgary, Alberta, Canada T2P 5E9 (403) 503-8600

(Address and telephone number of Registrant’s principal executive offices)

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

210,232,067  Trust Units as at December 31, 2007

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.

☐  Yes  82-                  No  ☒

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

☒  Yes            ☐  No

Principal Documents

The following documents have been filed as part of this Annual Report on Form 40-F:

A.            Annual Information Form

For our Annual Information Form for the fiscal year ended December 31, 2007, see Exhibit 99.1 of this Annual Report on Form 40-F.

B.            Audited Annual Financial Statements

For our Consolidated Financial Statements for the fiscal year ended December 31, 2007, including the report of independent registered chartered accountants with respect thereto, see Exhibit 99.2 of this Annual Report on Form 40-F.  For a reconciliation of important differences between Canadian and United States generally accepted accounting principles, see Note 22 of the Notes to the Consolidated Financial Statements.

C.            Management’s Discussion and Analysis and Results of Operations

For Management’s Discussion and Analysis and Results of Operations for the fiscal year ended December 31, 2007, see Exhibit 99.3 of this Annual Report on Form 40-F.

Disclosure Regarding Controls and Procedures.

(a)                                  Certifications.  See Exhibits 99.4 and 99.5 to this Annual Report on Form 40-F.

(b)                                 Disclosure Controls and Procedures.  As of the end of the registrant’s fiscal year ended December 31, 2007, an evaluation of the effectiveness of the registrant’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by the registrant’s management with the participation of the principal executive officer and principal financial officer. Based upon that evaluation, the registrant’s principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, the registrant’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the registrant in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and (ii) accumulated and communicated to the registrant’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

It should be noted that while the registrant’s principal executive officer and principal financial officer believe that the registrant’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the registrant’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

(c)                                  Management’s Annual Report on Internal Control Over Financial Reporting.  The required disclosure is included in the “Management Report” that accompanies the registrant’s Consolidated Financial Statements for the fiscal year ended December 31, 2007, filed as part of this Annual Report on Form 40-F.

(d)                                 Attestation Report of the Registered Public Accounting Firm.  The required disclosure is included in the “Auditors’ Report” that accompanies the registrant’s Consolidated Financial Statements for the fiscal year ended December 31, 2007, filed as part of this Annual Report on Form 40-F.

(e)                                  Changes in Internal Control Over Financial Reporting.  During the fiscal year ended December 31, 2007, there were no changes in the registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the registrant’s internal control over financial reporting.

Notices Pursuant to Regulation BTR

None.

Audit Committee Financial Expert

The Board of Directors (the “Board”) of ARC Resources Ltd. has determined that Mr. Fred Dyment is an audit committee financial expert (as defined in paragraph 8(b) of General Instruction B to Form 40-F).  Mr. Dyment is an independent member of the Board as defined under New York Stock Exchange Rule 303A(1).

Code of Ethics

The Registrant has adopted a code of ethics (as that term is defined in Form 40-F) that applies to its Chief Executive Officer, Chief Financial Officer and Senior Vice-President, Capital Markets, its directors and all other employees of the Registrant.  The code of ethics has been posted on the Registrant’s website at www.arcresources.com.  Since the adoption of the code of ethics, there have not been any amendments to the code of ethics (except for administrative amendments to co-ordinate the code of ethics with the Registrant’s whistleblower policy), or waivers, including implicit waivers, from any provision of the code of ethics.  The Registrant will post on its website any amendment to, or waiver of, a provision of its code of ethics which requires disclosure within five business days following the date of any such amendment or waiver.

Principal Accountant Fees and Services

The required disclosure is included under the heading “Audit Committee Disclosures – Principal Accountant Fees and Services” in the Registrant’s Annual Information Form for the fiscal year ended December 31, 2007, filed as part of this Annual Report on Form 40-F.

Off-Balance Sheet Arrangements

The Registrant has no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Registrant’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.  For a discussion of the Registrant’s other off-balance sheet arrangements, see page 22 of the Registrant’s Management’s Discussion and Analysis and Results of Operations for the fiscal year ended December 31, 2007, which is filed as Exhibit 99.3 to this Annual Report on Form 40-F.

Tabular Disclosure of Contractual Obligations

See page 21 of the Registrant’s Management’s Discussion and Analysis and Results of Operations for the fiscal year ended December 31, 2007, which is filed as Exhibit 99.3 to this Annual Report on Form 40-F.

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

ARC ENERGY TRUST
(the Registrant)

By:	signed “John P. Dielwart”
John P. Dielwart
President and Chief Executive Officer

Date: March 25, 2008

Index to Exhibits

Exhibit Number	Description

99.1	Annual Information Form for the fiscal year ended December 31, 2007.

99.2

Consolidated Financial Statements for the fiscal year ended December 31, 2007 (note 22 to the Consolidated Financial Statements relates to the United States Generally Accepted Accounting Principles (U.S. GAAP)).

99.3	Management’s Discussion and Analysis and Results of Operations for the fiscal year ended December 31, 2007.

99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934.

99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934.

99.6	Certifications of Chief Executive Officer pursuant to Rule 13(a)-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

99.7	Certifications of Chief Financial Officer pursuant to Rule 13(a)-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

99.8	Consent of Deloitte & Touche LLP, Independent Registered Chartered Accountants.

99.9	Consent of GLJ Petroleum Consultants Ltd. to the inclusion of the Report dated March 5, 2008 evaluating the reserves of ARC Resources Ltd. and ARC Oil & Gas Fund.