Form 40-F
period 2009-12-31
ARC ENERGY TRUST
filed 2010-03-26
CIK 1029509

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 40-F

[Check one]

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009	Commission File Number 333-06184

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

236,615,631 Trust Units as at December 31, 2009

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

☒  Yes          ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

☐  Yes          ☐  No

Principal Documents

The following documents have been filed as part of this Annual Report on Form 40-F:

A.            Annual Information Form

For our Annual Information Form for the fiscal year ended December 31, 2009, see Exhibit 99.1 of this Annual Report on Form 40-F.

B.            Audited Annual Financial Statements

For our Consolidated Financial Statements for the fiscal year ended December 31, 2009, including the report of Independent Registered Chartered Accountants with respect thereto, see Exhibit 99.2 of this Annual Report on Form 40-F.  For a reconciliation of important differences between Canadian and United States generally accepted accounting principles, see Note 24 of the Notes to the Consolidated Financial Statements.

C.            Management’s Discussion and Analysis

For Management’s Discussion and Analysis for the fiscal year ended December 31, 2009, see Exhibit 99.3 of this Annual Report on Form 40-F.

Disclosure Regarding Controls and Procedures.

(a)                                  Certifications.  See Exhibits 99.4 and 99.5 to this Annual Report on Form 40-F.

(b)                                 Disclosure Controls and Procedures.  As of the end of the registrant’s fiscal year ended December 31, 2009, an evaluation of the effectiveness of the registrant’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by the registrant’s management with the participation of the principal executive officer and principal financial officer. Based upon that evaluation, the registrant’s principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, the registrant’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the registrant in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and (ii) accumulated and communicated to the registrant’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

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

(c)                                  Management’s Annual Report on Internal Control Over Financial Reporting.  The required disclosure is included in the “Management Report” that accompanies the registrant’s Consolidated Financial Statements for the fiscal year ended December 31, 2009, filed as Exhibit 99.2 of this Annual Report on Form 40-F.

(d)                                 Attestation Report of the Registered Public Accounting Firm.  The required disclosure is included in the “Report of Independent Registered Chartered Accountants” that accompanies the registrant’s Consolidated Financial Statements for the fiscal year ended December 31, 2009, filed as Exhibit 99.2 of this Annual Report on Form 40-F.

(e)                                  Changes in Internal Control Over Financial Reporting.  During the fiscal year ended December 31, 2009, there were no changes in the registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the registrant’s internal control over financial reporting.

Notices Pursuant to Regulation BTR

None.

Audit Committee Financial Expert

The Board of Directors (the “Board”) of ARC Resources Ltd. has determined that Mr. Fred Dyment and Ms. Kathleen O’Neill are audit committee financial experts (as defined in paragraph 8(b) of General Instruction B to Form 40-F) currently serving on ARC Resources Ltd.’s audit committee.  Mr. Dyment and Ms. O’Neill are independent members of the Board under the New York Stock Exchange Rule 303A(00) (Corporate Governance Standards).

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

Principal Accountant Fees and Services

The required disclosure is included under the heading “Audit Committee Disclosures — Principal Accountant Fees and Services” in the Registrant’s Annual Information Form for the fiscal year ended December 31, 2009, filed as Exhibit 99.1of this Annual Report on Form 40-F.

Off-Balance Sheet Arrangements

The Registrant has no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Registrant’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.  For a discussion of the Registrant’s other off-balance sheet arrangements, see page 19 of the Registrant’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2009, which is filed as Exhibit 99.3 to this Annual Report on Form 40-F.

Following is a summary of the Trust’s contractual obligations and commitments as at December 31, 2009:

	Payments Due by Period
(Cdn $ millions)	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Debt repayments (1)	34.8	571.7	107.4	132.2	846.1
Interest payments (2)	20.1	35.5	24.2	20.8	100.6
Reclamation fund contributions (3)	4.9	8.9	7.7	64.2	85.7
Purchase commitments	41.2	37.1	15.9	14.9	109.1
Transportation commitments (4)	4.8	26.6	24.2	7.1	62.7
Operating leases	4.0	13.0	14.9	74.4	106.3
Risk management contract premiums (5)	1.6	—	—	—	1.6
Accrued long term incentive compensation(6)	28.4	36.0	—	—	64.4
Total contractual obligations	139.8	728.8	194.3	313.6	1376.5

(1)                      Long-term and short-term debt, excluding interest.

(2)                      Fixed interest payments on senior secured notes.

(3)                      Contribution commitments to a restricted reclamation fund associated with the Redwater property.

(4)                      Fixed payments for transporting production from the Dawson gas plant, expected to be operational in May 2010.

(5)                      Fixed premiums to be paid in future periods on certain commodity risk management contracts.

(6)                      Liabilities under the Whole Trust Unit Incentive Plan represent the total amount expected to be paid out on vesting.

Identification of Audit Committee

ARC Resources Ltd. has a separately designated standing audit committee established in accordance with section 3(a)(58(A)) of the Exchange Act.  The members of the Audit Committee are Fred J. Dyment (Chairman), Walter DeBoni, James C. Houck and Kathleen M. O’Neill.

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

Any change to the name and address of the agent for service of process of the Registrant shall be communicated promptly to the Securities and Exchange Commission by an amendment to the Form F-X referencing the file number of the relevant registration statement.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

ARC ENERGY TRUST (the Registrant)

By:	signed “John P. Dielwart”
John P. Dielwart Chief Executive Officer

Date: March 26, 2010

Index to Exhibits

Exhibit Number	Description

99.1	Annual Information Form for the fiscal year ended December 31, 2009.

99.2

Consolidated Financial Statements for the fiscal year ended December 31, 2009 (note 24 to the Consolidated Financial Statements relates to the United States Generally Accepted Accounting Principles (U.S. GAAP)) (incorporated by reference to Exhibit 99.1 of Form 6-K filed with the Securities and Exchange Commission on February 17, 2010)

99.3

Management’s Discussion and Analysis for the fiscal year ended December 31, 2009 (incorporated by reference to Exhibit 99.2 of Form 6-K filed with the Securities and Exchange Commission on February 17, 2010).

99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934.

99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934.

99.6	Certifications of Chief Executive Officer pursuant to Rule 13(a)-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

99.7	Certifications of Chief Financial Officer pursuant to Rule 13(a)-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

99.8	Consent of Deloitte & Touche LLP, Independent Registered Chartered Accountants.

99.9	Consent of GLJ Petroleum Consultants Ltd. to the inclusion of the Report dated February 22, 2010 evaluating the reserves of ARC Resources Ltd.