Form 40-F
period 2011-12-31
ARC RESOURCES LTD.
filed 2012-03-27
CIK 1029509

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[Check one]

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF
THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended	December 31, 2011	Commission File Number	000-30514

ARC RESOURCES LTD.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant's name into English (if applicable))

ALBERTA
(Province or other jurisdiction of incorporation or organization)

1311
(Primary Standard Industrial Classification Code Number (if applicable))

N/A
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

288,895,582 Common Shares as at December 31, 2011

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

For our Annual Information Form for the fiscal year ended December 31, 2011, see Exhibit 99.1 of this Annual Report on Form 40-F.

B.	Audited Annual Financial Statements

For our Consolidated Financial Statements for the fiscal year ended December 31, 2011, including the report of Independent Registered Chartered Accountants with respect thereto, see Exhibit 99.2 of this Annual Report on Form 40-F.

C.	Management's Discussion and Analysis

For Management's Discussion and Analysis for the fiscal year ended December 31, 2011, see Exhibit 99.3 of this Annual Report on Form 40-F.

Disclosure	Regarding Controls and Procedures.

(a)	Certifications. See Exhibits 99.4, 99.5, 99.6 and 99.7 to this Annual Report on Form 40-F.

(b)	Disclosure Controls and Procedures. As of the end of the Registrant’s fiscal year ended December 31, 2011, an evaluation of the effectiveness of the Registrant’s "disclosure controls and procedures" (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) was carried out by the Registrant’s management with the participation of the principal executive officer and principal financial officer. Based upon that evaluation, the Registrant’s principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, the Registrant’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Registrant in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and (ii) accumulated and communicated to the Registrant’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

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

(c)	Management’s Annual Report on Internal Control Over Financial Reporting. The required disclosure is included in the "Management Report" that accompanies the Registrant’s Consolidated Financial Statements for the fiscal year ended December 31, 2011, filed as Exhibit 99.2 of this Annual Report on Form 40-F.

(d)	(Attestation Report of the Registered Public Accounting Firm. The required disclosure is included in the "Report of Independent Registered Chartered Accountants" that accompanies the Registrant’s Consolidated Financial Statements for the fiscal year ended December 31, 2011, filed as Exhibit 99.2 of this Annual Report on Form 40-F.

(e)	Changes in Internal Control Over Financial Reporting. During the fiscal year ended December 31, 2011, there were no changes in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the registrant’s internal control over financial reporting.

Notices Pursuant to Regulation BTR

None.

Audit Committee Financial Expert

The Board of Directors (the "Board") of the Registrant has determined that Mr. Fred Dyment and Ms. Kathleen O'Neill are audit committee financial experts (as defined in paragraph 8(b) of General Instruction B to Form 40-F) currently serving on the Registrant's audit committee. Mr. Dyment and Ms. O'Neill are independent members of the Board under the New York Stock Exchange Rule 303A.00 (Corporate Governance Standards).

Code of Ethics

The Registrant has adopted a code of ethics (as that term is defined in paragraph 9(b) of General Instruction B to Form 40-F) that applies to its principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions and Senior Vice-President, Capital Markets, its directors and all other employees of the Registrant. The code of ethics has been posted on the Registrant's website at www.arcresources.com. Since the adoption of the code of ethics in 2004, there have not been any amendments to the code of ethics (except for administrative amendments to co-ordinate the code of ethics with the Registrant's whistleblower policy, to reflect that the Registrant is the successor to ARC Energy Trust and to include language concerning the ownership, protection and proper use of the Registrant's assets and the use of social media sites for discussion of matters relating to the Registrant), or waivers, including implicit waivers, from any provision of the code of ethics. The Registrant will post on its website any amendment to, or waiver of, a provision of its code of ethics which requires disclosure within five business days following the date of any such amendment or waiver.

Principal Accountant Fees and Services

The required disclosure is included under the heading "Audit Committee Disclosures – Principal Accountant Fees and Services" in the Registrant's Annual Information Form for the fiscal year ended December 31, 2011, filed as Exhibit 99.1 of this Annual Report on Form 40-F.

Off-Balance Sheet Arrangements

The Registrant has no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Registrant's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors. For a discussion of the Registrant's other off-balance sheet arrangements, see page 23 of the Registrant's Management's Discussion and Analysis for the fiscal year ended December 31, 2011, which is filed as Exhibit 99.3 to this Annual Report on Form 40-F.

Tabular Disclosure of Contractual Obligations

Following is a summary of the Registrant's contractual obligations and commitments as at December 31, 2011:

	Payments Due by Period
(Cdn $ millions)	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Debt repayments(1)	44.4	80.9	408.2	228.2	761.7
Interest payments(2)	24.7	42.2	32.1	38.7	137.7
Reclamation fund contributions(3)	4.3	7.7	6.7	57.5	76.2
Purchase commitments	33.6	42.1	12.8	5.0	93.5
Transportation commitments	33.9	60.6	36.4	5.9	136.8
Operating leases	11.1	18.5	16.1	61.3	107.0
Risk management contract premiums(4)	0.8	1.7	-	-	2.5
Accrued long-term incentive compensation(5)	-	38.3	-	-	38.3
Total contractual commitments	152.8	292.0	512.3	396.6	1,353.7

(1)	Long-term and short-term debt.
(2)	Fixed interest payments on senior notes.
(3)	Contribution commitments to a restricted reclamation fund associated with the Redwater property.
(4)	Fixed premiums to be paid in future periods on certain commodity risk management contracts.
(5)	Liabilities under the RSU & PSU Plan represent the total amount expected to be paid out on vesting.

Identification of Audit Committee

The Registrant has a separately designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the Audit Committee are Fred J. Dyment (Chairman), Walter DeBoni, James C. Houck and Kathleen M. O'Neill.

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

A Form F-X signed by the Registrant and its agent for service of process was previously filed with the Commission in connection with the Common Shares (formerly Trust Units of ARC Energy Trust) in relation to which the obligation to file this report arises.

Any change to the name or address of the agent for service of process of the Registrant shall be communicated promptly to the Commission by an amendment to the Form F-X referencing the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

ARC RESOURCES LTD.
(the Registrant)

By:	signed "John P. Dielwart"
John P. Dielwart
Chief Executive Officer

Date:	March 27, 2012

Index to Exhibits

Exhibit Number	Description

99.1	Annual Information Form for the fiscal year ended December 31, 2011.

99.2	Consolidated Financial Statements for the fiscal year ended December 31, 2011 (incorporated by reference to Exhibit 99.1 of Form 6-K filed with the Securities and Exchange Commission on February 9, 2012)

99.3	Management's Discussion and Analysis for the fiscal year ended December 31, 2011 (incorporated by reference to Exhibit 99.2 of Form 6-K filed with the Securities and Exchange Commission on February 9, 2012).

99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934.

99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934.

99.6	Certifications of Chief Executive Officer pursuant to Rule 13(a)-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

99.7	Certifications of Chief Financial Officer pursuant to Rule 13(a)-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

99.8	Consent of Deloitte & Touche LLP, Independent Registered Chartered Accountants.

99.9	Consent of GLJ Petroleum Consultants Ltd. to the inclusion of the Report dated February 15, 2012 evaluating the reserves and resources of ARC Resources Ltd.