Form 40-F/A
period 2011-12-31
ARC RESOURCES LTD.
filed 2012-09-12
CIK 1029509

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
to
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

☐ Yes          ☐ No

EXPLANATORY NOTICE TO READER

ARC Resources Ltd. (the “Registrant”) is filing this Amendment No. 1 (the “Amendment to Form 40-F”) to the Annual Report on Form 40-F (the “Original Form 40-F”) for the fiscal year ended December 31, 2011, to attach hereto as Exhibits 99.2 and 99.3, respectively, the Registrant’s Consolidated Financial Statements and Management’s Discussion and Analysis for the fiscal year ended December 31, 2011, as well as to attach a new consent of the Registrant's independent registered chartered accountants, Deloitte & Touche LLP, and certifications under Sections 302 and 906 of the Sarbanes-Oxley Act of 2002.

Other than as expressly set forth above, this Amendment to Form 40-F does not, and does not purport to, update or restate the information in any Item of the Original Form 40-F or reflect any events that have occurred after the Original Form 40-F was filed.

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

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Amendment to Form 40-F to be signed on its behalf by the undersigned, thereto duly authorized.

ARC RESOURCES LTD.
(the Registrant)

By:	/s/ John P. Dielwart
John P. Dielwart
Chief Executive Officer

Date:	September 12, 2012

Index to Exhibits

Exhibit Number	Description

99.1*	Annual Information Form for the fiscal year ended December 31, 2011.

99.2	Consolidated Financial Statements for the fiscal year ended December 31, 2011.

99.3	Management’s Discussion and Analysis for the fiscal year ended December 31, 2011.

99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934.

99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934.

99.6	Certification of Chief Executive Officer pursuant to Rule 13(a)-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

99.7	Certification of Chief Financial Officer pursuant to Rule 13(a)-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

99.8	Consent of Deloitte & Touche LLP, Independent Registered Chartered Accountants.

99.9*	Consent of GLJ Petroleum Consultants Ltd. to the inclusion of the Report dated February 15, 2012 evaluating the reserves and resources of ARC Resources Ltd.

* Previously filed with the Registrant’s Original Form 40-F as filed with the Securities and Exchange Commission on March 27, 2012.